This is a free translation into English of Veolia Environnement’s document de référence (the “Reference Document”), filed by Veolia Environnement with the French Autorité des marchés financiers on April 6, 2006 under number D.06-0231, and is provided solely for the convenience of English speaking readers. This document does not include the Company’s statutory financial statements, the auditors’ report on the statutory financial statements, nor the annexes to the French version of the Reference Document. Veolia Environnement’s Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in this Reference Document and certain additional information not included herein. Veolia Environnement is required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2006.

VEOLIA ENVIRONNEMENT

REFERENCE DOCUMENT

2005

AMF

This Reference Document was filed with the Autorité des

marchés financiers on April 6, 2006, pursuant to Article

211-13 of its general regulations.

This Reference Document may be used in connection

with a financing transaction if supplemented by a note

d’opération approved by the Autorité des marchés

financiers.

TABLE OF CONTENTS1

This 2005 reference document incorporates by reference the 2004 and 2003 reference documents of Veolia Environnement, which were filed with the Autorité des marchés financiers on April 5, 2005 and April 21, 2004, respectively.

______________
[1]	The format of this reference document follows that set forth in Annex I of European Regulation n° 809/2004, adopted pursuant to European Directive 2003/71/EC.

i

ii

CHAPTER 21 ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS		272

21.1	Information concerning share capital	272

21.2	By-law provisions	282

CHAPTER 22 SIGNIFICANT CONTRACTS		286

CHAPTER 23 THIRD PARTY INFORMATION, EXPERT STATEMENTS AND DECLARATION OF INTERESTS		287

CHAPTER 24 DOCUMENTS AVAILABLE TO THE PUBLIC		288

CHAPTER 25 INFORMATION REGARDING COMPANY INTERESTS		289

iii

Back to Contents

CHAPTER 1

PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

1.1	Person assuming responsibility for information contained herein

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement (hereafter, the “Company”, “Veolia Environnement” or “VE”).

1.2	Certification

To the best of our knowledge, all of the information in this reference document is true and accurate, having taken all reasonable measures to ensure the accuracy thereof; this document contains all of the information necessary to enable investors to form an opinion as to the assets and liabilities, activities, financial position and financial results and future prospects of Veolia Environnement; this document does not omit any information that could make it misleading.

The statutory auditors have furnished us with a letter (lettre de fin de travaux) indicating that they have completed their work on the financial statements. In this letter, the statutory auditors indicate that they have verified, in accordance with professional standards applied in France, the information relating to financial condition as well as the historical financial statements contained in this document. They also indicate that they have read this document in its entirety.

The letter from the statutory auditors does not contain any observations. In the letter, reference is made to the statutory auditors’ report on the annual and consolidated financial statements for fiscal year 2005, included in Chapter 20 of this document, and to the statutory auditors’ report concerning forecast information, included in Chapter 13 of this document.

The statutory auditors’ report on the annual consolidated financial statements for fiscal year 2005 includes observations concerning, in particular:

-	the accounting policies adopted by Veolia Environnement regarding service concession arrangements, for which there is not any specific position under IFRS as adopted by the European Union;
-

the significant judgments and estimates made by management principally relating to tangible and intangible assets (notes 1-10, 4, 5 and 6), deferred tax assets (notes 1-19 and 12), provisions and pension benefits (notes 1-13, 1-15, 19 and 35) and financial instruments (notes 1-14 and 34).

The statutory auditors’ report concerning forecast information includes observations pertaining to existing uncertainties about the interpretation and application of certain IFRS accounting standards, in particular those concerning the treatment of concessions before the release of IFRIC’s interpretations.

Historical financial information included in the 2004 reference document and in updates thereto (filed with the Autorité des marchés financiers (AMF) on May 25, July 29, and October 24, 2005), i.e., the consolidated financial statements for the fiscal year ended December 31, 2004 (prepared under IFRS and French GAAP) and the consolidated financial statements for the fiscal year ended December 31, 2003 (prepared under French GAAP), is incorporated by reference in this document. This financial information has been the subject of reports issued by the statutory auditors and included in Chapter 5, paragraph 5.2 (pages 182 and 183) of the 2004 Veolia Environnement reference document (2004 financial statements presented in accordance with French GAAP), the update thereto filed on May 25, 2004 (2004 financial statements presented in accordance with IFRS) and in chapter 5, paragraph 5.2 (page 195) of the 2003

Back to Contents

Veolia Environnement reference document (2003 financial statements presented in accordance with French GAAP).

The statutory auditors’ report on the consolidated financial statements for fiscal year 2004 includes observations concerning:

-

the change in accounting method described in note 2 “Summary of significant accounting policies” to the consolidated financial statements, regarding the consolidation of certain entities in accordance with the provisions of CRC Regulation 2004-03 of May 4, 2004;

-

the accounting rules and methods outlined in note 2 to the consolidated financial statements relating to the presentation of discontinued operations in accordance with the provisions of paragraph 23100 of CRC Regulation 99-02 of April 29, 1999;

-

the judgments and estimates made by Veolia Environnement for the preparation of its consolidated financial statements, in particular relating to the depreciation of long-term tangible and intangible assets as set forth in Notes 2.14 and 2.15 of the notes to the consolidated financial statements, deferred tax assets as set forth in Note 2.18 of the notes to the consolidated financial statements, and provisions for risks, the terms of which are set forth in Notes 2.21 and 2.25 of the notes to the consolidated financial statements .[2]

The statutory auditors’ report on the consolidated financial statements for fiscal year 2003 includes observations concerning:

-

the consequences of the Spanish law of July 17, 2003, which governs the provisions of shareholders’ agreements relating to voting rights and transfers of shares, on Veolia Environnement’s method of accounting for its investment in FCC, which is described in Note 1.2.4 of the notes to the consolidated financial statements;

-

the judgments and estimates made by Veolia Environnement for the preparation of its consolidated financial statements, in particular relating to the depreciation of long-term tangible and intangible assets as set forth in Notes 2.14 and 2.15 of the notes to the consolidated financial statements, deferred tax assets as set forth in Note 2.18 of the notes to the consolidated financial statements, and provisions for risks, the terms of which are set forth in Notes 2.21 and 2.25 of the notes to the consolidated financial statements. [3]

Chairman and Chief Executive Officer

Henri PROGLIO

______________
[2]

See also notes 3 and 4, as well as notes 17 and 15 of the notes to the consolidated financial statements for 2004 explaining the calculations or describing the assumptions and information provided by Veolia Environnement.

[3]

See also notes 1.2.1, 3 and 4 as well as notes 17 and 15 of the annex to the 2003 consolidated financial statements explaining the calculations or describing the assumptions and information provided by Veolia Environnement.

Back to Contents

CHAPTER 2

PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

2.1	Lead Auditors
•	SALUSTRO REYDEL, member of KPMG International Commissaire aux comptes

Member of the Compagnie régionale de Paris

A company represented by Messrs. Bernard CATTENOZ and Bertrand VIALATTE, located at 8, avenue Delcassé, 75378 Paris Cedex 08.

Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

•	BARBIER FRINAULT & AUTRES ERNST & YOUNG Commissaire aux comptes

Member of the Compagnie régionale de Versailles

A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE, located at 41, rue Ybry, 92576 Neuilly-sur-Seine Cedex.

Appointed on December 23, 1999, with a term that was renewed at the general shareholders’ meeting held on May 12, 2005. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

2.2	Deputy Auditors
•	Mr. Hubert LUNEAU 8, avenue Delcassé, 75008 Paris

Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001. The term was renewed for a period of 6 fiscal years, and will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

•	AUDITEX Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex

Appointed on May 12, 2005, for a term of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

Back to Contents

CHAPTER 3

SELECTED FINANCIAL INFORMATION

Presented in accordance with IFRS

	December 31, 2005	December 31, 2004

	In millions of euros, except per share figures
Net income group share	623.0	391.5
Diluted earnings per share in euros	1.59	0.99
Basic earnings per share in euros	1.60	0.99
Dividends paid by Veolia Environnement	265.4	217.9
Total assets	36,309.4	35,825.9
Total current assets	13,540.0	15,139.0
Shareholders’ equity group share	3,802.6	3,222.8
Minority interest	1,890.9	1,725.5
Dividends per share paid during fiscal year, in euros	0.68	0.55
Recurring operating income	1,903.6	1,619.6
Recurring net income group share	627.4	470.8
Cash provided by operating activities	3,668.1	3,227.1
Net financial debt	13,870.6	13,058.9
Net economic debt	11,095.6	10,295.5
ROCE	9.1%	8.3%

Presented in accordance with French GAAP

	December 31, 2004	December 31, 2003 Pro forma

	In millions of euros, except per share figures
Net income group share	125.4	-2,054.7
Diluted earnings per share in euros	0.31	-5.13
Basic earnings per share in euros	0.31	-5.13
Dividends paid by Veolia Environnement	217.9	217.8
Total assets	36,264.6	38,920.4
Total current assets	15,808.9	13,204.6
Shareholders’ equity group share	3,563.2	3,574.8
Minority interest	2,055.4	1,971.9
Dividends per share paid during fiscal year, in euros	0.55	0.55
EBIT	1,616.9	1,437.4
Recurring net income	352.9	249.7
Net financial debt	9,796.5	11,804.3
ROCE	8.3%	7.0%

Back to Contents

CHAPTER 4

RISK FACTORS

4.1	Risks relating to the issuer
4.1.1	Operating risks

Veolia Environnement may suffer reduced profits or losses as a result of intense competition.

Veolia Environnement’s business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which Veolia Environnement competes. Accordingly, Veolia Environnement must make constant efforts to remain competitive and convince potential clients of the quality and cost value of its service offerings. Competitors may also introduce new technology or services that Veolia Environnement would have to match in order to remain competitive, which could result in significant development costs for Veolia Environnement.

In addition, Veolia Environnement performs a substantial portion of its business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial sectors. These contracts are often awarded through competitive bidding, at the end of which Veolia Environnement may not be retained even though it may have incurred significant expenses in order to prepare the bid.

Over the course of performing certain contracts, Veolia Environnement may also be requested by its public or private clients to modify the terms of these contracts, whether called for under the contract or not. These modifications may alter the services provided under the contract, related expenses or billing terms.

Finally, Veolia Environnement’s contracts may not be renewed at the end of their term, which in the case of important contracts may oblige Veolia Environnement to engage in a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover Veolia Environnement’s costs of termination.

Veolia Environnement’s business operations in some countries may be subject to additional risks.

While Veolia Environnement’s operations are concentrated mainly in Europe, Veolia Environnement conducts business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 9.70% of Veolia Environnement’s total revenue in 2005. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. Veolia Environnement may not be able to insure or hedge against these risks. Furthermore, Veolia Environnement may not be able to obtain sufficient financing for its operations in these countries. The establishment of public utility fees and their structure can be highly political, slowing and impeding for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead Veolia Environnement to record exceptional provisions or depreciation charges in connection with its operations in these countries, which could have a material adverse effect on Veolia Environnement’s results.

Changes in the prices of fuel and other commodities may reduce Veolia Environnement’s profits.

The prices of Veolia Environnement’s supplies of fuel and other commodities, which are significant operating expenses for Veolia Environnement’s businesses, are subject to sudden increases. Although

Back to Contents

most of Veolia Environnement’s contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of Veolia Environnement’s supplies using certain pricing formulas, such as Veolia Environnement’s price index formulas, there may be developments that could prevent Veolia Environnement from being fully protected against such increases, such as delays between fuel price increases and the time Veolia Environnement is allowed to raise its prices to cover the additional costs or Veolia Environnement’s failure to update an outdated cost structure formula. In addition, a sustained increase in supply costs beyond the price levels provided for under Veolia Environnement’s adjustment clauses could reduce Veolia Environnement’s profitability to the extent that it is not able to increase its prices sufficiently to cover the additional costs.

Veolia Environnement’s business operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource in terms of public health. Accordingly, Veolia Environnement’s activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. Veolia Environnement’s activities in the areas of waste management, energy services and public transportation are also subject to similar risks. Veolia Environnement may also have employees who work or travel in areas where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently elevated. As a result, despite the safety measures that Veolia Environnement has attempted to implement, any one of its activities may fall victim to criminal or terrorist acts in the future. If an attack were to occur, it could negatively affect Veolia Environnement’s image and have a material adverse effect on its results.

4.1.2	Legal and contractual risks

Veolia Environnement’s long-term contracts may limit its capacity to quickly and effectively react to general economic changes affecting Veolia Environnement’s performance under those contracts.

The general circumstances or conditions under which Veolia Environnement enters into a contract may change over the term of the contract, particularly in the case of long-term contracts. For example, changes in the prices of Veolia Environnement’s supplies may increase beyond levels that were foreseen or foreseeable at the time the contract was entered into or changes in end user behavior may significantly affect Veolia Environnement’s financial performance under the contract. Because Veolia Environnement’s contracts generally do not allow Veolia Environnement to unilaterally terminate them or interrupt or suspend the performance of its obligations under them, Veolia Environnement attempts to foresee these possible changes at the time it negotiates its contracts and typically includes adjustment mechanisms in its contracts (such as price index clauses or the right to initiate a review or modification process). However, Veolia Environnement may not always be able to foresee all potential changes or to negotiate adjustment clauses that cover all possible scenarios. In addition, even if Veolia Environnement’s contracts include these types of adjustment clauses, Veolia Environnement’s ability to react to these changes is limited to the adjustments permitted by these clauses. For example, Veolia Environnement’s long-term contracts typically provide for pre-determined fees or payments for Veolia Environnement’s services (either from the client or from the end user according to a set price list), and Veolia Environnement cannot adjust these fees or prices to reflect anticipated shifts in costs or product demand other than in accordance with the terms of the adjustment clause. Also, Veolia Environnement’s right to initiate a review or modification process in respect of a contract may be subject to conditions, including the consent of the other parties to the contract or of a third party (such as a public authority). As a result, Veolia Environnement may be required to continue performing its obligations under its contracts even if the general conditions or circumstances of Veolia Environnement’s performance are different from those that had been foreseen and provided for at the time the contract was signed, which in some cases may alter the financial equilibrium of the contract and adversely affect Veolia Environnement’s financial performance under the contract.

Back to Contents

The rights of governmental authorities to terminate or modify Veolia Environnement’s contracts could have a negative impact on Veolia Environnement’s revenue and profits.

Contracts with governmental authorities make up a significant percentage of Veolia Environnement’s revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, but generally with indemnification. In other countries, however, Veolia Environnement may not be entitled to or be able to obtain full indemnification in the event its contracts are terminated by governmental counterparties.

Veolia Environnement may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, Veolia Environnement must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations. Veolia Environnement may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of Veolia Environnement’s investments. These situations increase the overall cost of Veolia Environnement’s activities and, if Veolia Environnement does not obtain the desired business or is forced to withdraw from a public tender, its business may not grow as much or as profitably as Veolia Environnement hopes.

4.1.3	Environmental and health risks

1) Veolia Environnement incurs significant costs of compliance with various environmental, health and safety laws and regulations.

Veolia Environnement has made and will continue to make significant capital and other expenditures to comply with its environmental, health and safety obligations. Veolia Environnement is continuously required to incur expenditures to ensure that the installations that it operates comply with applicable legal, regulatory and administrative requirements (cf. §6.3.1 infra), including general precautionary or preventative measures, or to advise its clients so that they undertake the necessary actions for the compliance of their installations. The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Industrial investments in all areas totaled 2.128 billion euros in 2005.

Each of Veolia Environnement’s operations, moreover, may become subject to stricter general or particular laws and regulations, and correspondingly greater compliance expenditures, in the future. If Veolia Environnement is unable to recover these expenditures through higher tariffs, this could adversely affect its operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad. These laws and regulations govern, among other things, any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, and the rehabilitation of old sites.

2) Veolia Environnement’s failure to comply with any applicable environmental, health and safety laws and regulations may cause it to incur liability or other damages that it might be required to compensate.

These increasingly broad laws and regulations expose Veolia Environnement to the risk of liability, including in connection with assets that Veolia Environnement no longer owns and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations. In some

Back to Contents

instances, reserves must be established in respect of such discontinued operations. In addition, Veolia Environnement may be required to pay fines, repair damage or undertake improvement works, even when it has conducted its activities with care and in total conformity with operating permits. Moreover, regulatory authorities may require Veolia Environnement to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations.

In addition, Veolia Environnement often operates installations that do not belong to it, and therefore does not always have the power to make the investment decisions required to bring these installations into compliance with new regulatory norms. In instances where the client on whose behalf these installations are operated refuses to make the required investments, Veolia Environnement may be forced to terminate its operating contracts.

In the event of an accident or other incident, Veolia Environnement could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). The obligation to compensate for such damages might have a material adverse effect on the Group’s activities or resources. Accordingly, Veolia Environnement pays great attention to controlling sanitary risks, both those present in its installations and those that emanate from these installations in the form of environmental pollution which conventional treatment methods cannot fully treat. In particular, Veolia Environnement’s subsidiaries continuously strive to manage the risk of legionella at certain sensitive sites (including cooling towers, air-conditioning networks and sanitary hot water networks).

3) Specific measures are required in connection with technological risks (article L. 225-102-2 of the French Commercial code regarding “Seveso” facilities).

Among the facilities that Veolia Environnement owns and operates in France, one has been categorized a “Seveso” facility. “Seveso” facilities are places where dangerous substances are present in quantities equal to or above thresholds specified in European Union Directive 96/82/EC (also known as the Seveso II Directive), relating to the control of major accident hazards involving dangerous substances. As such, these facilities are the subject of special concern and heightened regulation. Veolia Environnement’s “Seveso” facility is a hazardous waste incineration factory at Limay (Yvelines). The manipulation of waste and hazardous products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing Veolia Environnement to potentially substantial liabilities.

Within the context of Veolia Environnement’s outsourcing contracts, Veolia Environnement’s subsidiaries may also be involved in the operation of Seveso sites (or the foreign equivalent) by industrial clients (particularly petroleum or chemical industry sites). In these instances, the Group must handle the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of installations managed by the Group to client sites.

Finally, while the regulatory regime governing Seveso facilities applies only within the European Union, the Group operates several similar sites outside of this region. These sites are often subject to the same level of heightened regulation by foreign governments, exposing Veolia Environnement to potentially substantial liabilities in the event of accident.

4.1.4	Risks related to financial markets

Currency exchange and interest rate fluctuations

Veolia Environnement holds assets, earns income and incurs expenses and liabilities directly and through its subsidiaries in a variety of currencies. Veolia Environnement’s financial statements are presented in euro. Therefore, when Veolia Environnement prepares its financial statements, it must

Back to Contents

translate its assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies will affect the value of these items in Veolia Environnement’s financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of Veolia Environnement’s interests held in foreign currencies.

At December 31, 2005, Veolia Environnement’s net financial debt excluding revaluation of hedging instruments amounted to €13.9 billion, of which 26.1% was subject to variable rates, 8.7% to variable rates with caps (euro-denominated debt capped at a 3.5% interest rate) and 65.2% to fixed interest rates. Because Veolia Environnement has a significant amount of debt outstanding, its results of operations and financial condition may be affected by changes in prevailing market rates of interest (cf. chapter 20, note 34 to the consolidated financial statements). Fluctuations in interest rates may also affect Veolia Environnement’s future growth and investment strategy. A rise in interest rates may force Veolia Environnement to finance acquisitions or investments or refinance existing debt at a higher cost in the future, which may lead Veolia Environnement to decide to curtail or delay its then current expansion plans.

For a discussion of market-related financial risks faced by the Group (interest rate risk, foreign currency risk, equity risk, counterparty risk and liquidity risk), see chapter 20, note 34 to the consolidated financial statements.

4.2	Risk Management
4.2.1	Implementation of a coordinated policy for risk management

The Group takes risk prevention and management into account as part of its development, given the risks that it must manage on a daily basis on behalf of clients. In order to strengthen its ability to anticipate, analyze and weigh various risks and ensure the development of an adequate policy for managing risks, the Group created a risk department in 2004.

The risk department’s mission is to implement a structured, permanent and adaptable mechanism for management of the Group’s major risks. The risk department integrates the Group’s audit department as well as an insurance unit, which is in charge of defining and implementing the Group’s insurance strategy.

The risk department has a triple role: alerting the Group to potential risks, mobilizing teams and coordinating expertise. For this reason, it has established an active internal communication policy on risk management. In September 2005, for example, more than 200 executives met in the Group’s training center to discuss the risk management process.

The risk department is responsible for ensuring the consistency of the overall risk management process throughout the Group. In this respect, it assumes direct responsibility for identifying risks that might prevent the Group from reaching its objectives, evaluating and categorizing such risks and developing corrective action plans. It also oversees (i) the implementation of rules of conduct that will create an internal environment that is both consistent with and favorable to a mastery of risks, and (ii) the adoption of appropriate responses to identified risks. These efforts began in 2005 and will continue in 2006.

The Group’s risk committee met three times in 2005 and, in accordance with its work program, studied the implementation of specific action plans to address significant operational risks, such as the safety of employees, legionella and dioxin risks, emergency communications and the implementation of the environmental management system.

Back to Contents

4.2.2	Continuation and strengthening of targeted actions
4.2.2.1	Management of legal risks

Veolia Environnement places great importance on the management of legal risks given the nature of its business—environmental services—an area that has been subject to increasingly complex regulation.

The nature of Veolia Environnement’s activities (outsourcing of local public services with operations in nearly 65 countries and relationships with a variety of representatives and counterparties) has led Veolia Environnement to adopt legal vigilance rules to guide Veolia Environnement’s employees in their activities and in the preparation of legal documents. In particular, these rules cover litigation reporting, competition law, ethics, standard contractual clauses, sponsorship and patronage and commercial intermediaries. The rules also cover the Group’s legal structure, delegation of powers and follow-up, and selection of directors.

As a company with shares listed on the Paris and New York stock exchanges, Veolia Environnement must also adhere to certain rules relating to:

•

Publications: Veolia Environnement has created a disclosure committee to supervise and control the collection and dissemination of information included in the Company’s French annual report and U.S. Form 20-F (cf. §16.2.2.1 infra).

•

Corporate Governance: In particular, Veolia Environnement must adhere to rules governing the make-up and functioning of the board of directors and its committees, relations between these entities and management and the furnishing of information to shareholders. It must also ensure the proper application of regulations applicable to listed companies (cf. chapter 16 infra).

•

Insider Trading: To help prevent insider trading, Veolia Environnement has adopted a code of conduct governing trading in the Company’s shares. Pursuant to this code, the Group’s senior managers are deemed to be “permanent insiders” and trading by any of them in the Company’s shares is prohibited except during strictly defined periods, provided that they do not hold privileged material information during such periods. The Company has revised its code of conduct to take into account new regulatory obligations imposed upon it, such as establishing a list of registered “insiders” and reporting trades in its shares effected by management.

The legal departments of Veolia Environnement and each division help ensure, on a daily basis, the adequate management of Veolia Environnement’s legal risks. This is performed in tight liaison with operating teams in the field and consistently with the Group’s overall risk management process.

4.2.2.2	Management of health and environmental risks

Veolia Environnement aims to provide its professional guarantee on the quality of products it distributes, such as drinking water, or the services it provides, such as transportation services where passenger safety is paramount. The Company believes that compliance with the health and environmental regulations applicable to its activities is extremely important. In particular, it strives to comply with regulations concerning atmospheric emissions in the case of its incineration facilities, with regulations relating to “sensitive” installations (including cooling towers, sanitary hot water networks and air-conditioning networks) and with suggested measures for controlling legionella. It also seeks to comply with transportation regulations applicable to its transport activities.

Veolia Environnement’s regulatory compliance efforts relate mainly to air pollution (including, for example, the control of emissions from Veolia Environnement’s transportation vehicles, its heat generation plants and its waste incineration facilities), the quality of drinking water, the disposal of wastewater and other effluents and the protection of land and biodiversity (including through restrictions on waste disposal and the use of landfills).

Back to Contents

In order to limit the impact of its activities on the environment and better control its environmental risks, the Company (in coordination with its four divisions) has implemented an “Environmental Management System” (EMS) based on ISO Standard 14001 that is applicable to all of its relevant operations throughout the world. Under its EMS system, the Company has established certain quantifiable objectives regarding the compliance of its priority installations with applicable regulatory requirements, contractual obligations and internal standards. The Group has done so with the aim of constantly improving its environmental performance.

EMS relies on four key steps that are geared towards improving the Group’s environmental performance:

•	Detailed analysis of environmental risks and impacts;
•	Determination of objectives and corresponding action plans;
•	Implementation of improvement efforts previously decided upon;
•	Audits to verify proper functioning and precise measurement of the achievement of environmental objectives.

EMS was actively implemented during 2005. The Group has identified more than 1,000 facilities that will be actively followed for environmental compliance. The completion rate of these ongoing audits exceeded the objective for 2005 of 80%. The Group has implemented a semi-annual reporting system to monitor its progress going forward.

Moreover, in application of existing norms, and in consideration of the recommendations of internal and external experts, Veolia Environnement’s subsidiaries implement control and maintenance measures either directly or in collaboration with the owners of installations when Veolia Environnement is not the owner thereof. Veolia Environnement monitors its incineration facilities with heightened vigilance so as to control atmospheric emissions, in particular the level of dioxins, furans and heavy metals. When Veolia Environnement designs new installations, it tries to provide technical specifications that are stricter than those then prevailing in the market. For older installations, Veolia Environnement regularly conducts improvement work on its own facilities and strongly recommends to managers of facilities that are not its own that they do the same. Veolia Environnement has also implemented a semi-continuous control system at incineration facilities that it operates.

Believing that mere compliance with regulatory norms does not suffice to ensure adequate control of health risks, Veolia Environnement has also voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global health policy, particularly with respect to its multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections).

Faced with the systematic risk of being held jointly liable with its clients in connection with serious pollution or accidents, Veolia Environnement strives to satisfy its own obligations while helping to ensure that clients do the same. In particular, when Veolia Environnement operates a “Seveso” facility or its foreign equivalent, Veolia Environnement closely monitors the implementation of safety and hygiene measures at these sites. The imposition of more stringent regulatory standards regarding these sites (effective in France following enactment of a July 30, 2003 law relating to the prevention of technological risks) requires Group employees to undergo specialized training, participate in hygiene and safety committee meetings held by industrial clients and respect such clients’ policy for the prevention of major accidents. Seveso facilities are also subject to internal control measures that seek to prevent accidents and protect employees, the public and the environment. There are also safety and operational plans that apply to these facilities, as well as crisis intervention measures coordinated with local authorities in the event of accident.

Given the nature and potential seriousness of all of the risks mentioned above, the Group has implemented three principal actions to help control and cover these risks. First, in order to prevent

Back to Contents

accidents that may harm people, facilities or the environment, the Group has implemented an environmental management system (EMS), as described above. Second, internal or external audits to identify and prevent industrial risks (fire, machine breakdown, environmental damage, etc.) are regularly conducted. Third, the Group has purchased insurance to cover civil and general liability resulting from pollution (cf. §4.5 infra).

All of these actions are deployed by the Group’s operating units in coordination with the technical, legal and health departments and EMS. The research department also contributes to this effort.

4.2.2.3	Railway security (Veolia Transportation)

Veolia Transportation is subject to industrial risks (train circulation, security of persons, preventative maintenance of assets) and employee risks (criminal actions, assaults, vandalism, sabotage). The Group implemented a railway safety plan in 2004 and 2005. It involves analysis of the various security and hygiene measures enacted. The Group has also initiated a review of legal and regulatory obligations and their mastery by local departments, as well as a verification exercise to ensure security management systems have been properly implemented.

4.2.2.4	Information technology (IT) risks

The Group’s IT department has conducted an analysis of IT risks and decided to pursue action related to the following:

•	plans relating to back-up and business continuity;
•	interface documentation and automation;
•	data security; and
•	preparation of a multi-annual plan for the IT system of each division.
4.2.2.5	Geopolitical, criminal or terrorist risks

Veolia Environnement created a security watch committee to address criminal and terrorist risks in 2003, which is headed by the executive vice president in charge of human resources. The committee’s mission is to inform, protect and work together with employees. It brings together security professionals as well as representatives from Group headquarters and each division.

The committee has four main missions:

•	Information. Each month, a mapping of risks for countries in which Veolia Environnement operates is established and circulated to all the entities of the Group.
•

Prevention. Employee trips to high-risk countries are subject to authorization by the Group’s human resources department. Advice on behavior and vigilance is circulated. In high-risk countries where Veolia Environnement has operating units, the Group has established security plans to ensure the safety of employees and their families.

•	Training. Training on behavior to adopt in a dangerous situation was conducted in 2005.
•

Action in crisis situations. Whenever necessary, the Group assembles a special security crisis committee under the authority of the executive vice president in charge of human resources. The mission of such committees is to make all decisions necessary to ensure the safety of employees and their families. In 2005, committees were formed to address the terrorist attacks

Back to Contents

of July 7 and 21, 2005 in London (United Kingdom) and Hurricanes Katrina and Rita in September 2005 (United States).

4.2.2.6	Employee safety

Ensuring the safety of its workers is a legal, economic and ethical imperative for Veolia Environnement. The Group is comprised of several operating companies, all with different activities, which must adopt their own employee safety measures based on the local context in the nearly 65 countries in which they do business. As part of the process, the Group has imposed strong obligations on the managers of these operating companies to help ensure employee safety, using numerical targets in order to periodically assess their performance and making this an element of their overall compensation. In 2005, the Group signed a statement of principles relating to employee health and safety.

4.2.2.7	Crisis management

In order to respond as rapidly and as effectively as possible to serious incidents or accidents, the Group has created protocols at several levels. First, a call center is open 24 hours a day, 7 days per week, which can be reached by dialing a special number. This allows managers of the Company and its four divisions to be kept informed at all times. Next, depending on the gravity of the situation (which will be evaluated based on pre-determined criteria), the incident may be handled either (i) at the divisional level, with information constantly communicated to Group headquarters, or (ii) a special crisis unit may be assembled consisting of representatives from the Group and divisional levels. During any crisis, responses are discussed among colleagues, and the Group chairman and executive committee are informed as the situation evolves. The Group also keeps a record of the crisis unit’s activities so that a full analysis can be conducted once the crisis has passed. The entire organization also relies on the presence of crisis coordinators at the Group and divisional levels and any other persons who can bring appropriate support and expertise to the situation.

4.3	Audit and internal controls
4.3.1	Internal controls
4.3.1.1	Definition of internal controls

Internal controls are the body of rules that allow the Group to produce financial information in conformity with regulatory requirements. Financial information consists of the financial statements, management’s discussion and analysis (rapport de gestion) and all other information relating to Group finances that are published in financial releases or reports.

4.3.1.2	Organization

An internal control department is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing financial information within the Group.

The internal control department employs a network of internal control personnel present in each division and operating unit. It carries out its work with three main objectives:

•	Identifying and formalizing the key processes for developing financial information, which are then summarized and broadly distributed throughout all levels of the Group;
•	Harmonizing financial management systems relating to their implementation;

Back to Contents

•	Ensuring that employees possess the requisite skills and have the necessary resources at their disposal to effectively produce the Group’s financial information.

The internal control department relies initially on the effective management of all of the Group’s business procedures, including non-finance related procedures (commercial, technical, human resources, legal and economic). It follows up with a rigorous evaluation of the application of the Group’s rules, overseen by the internal audit department.

4.3.2	Internal audit

The objective of the internal audit department of Veolia Environnement is to control ex-post the implementation of measures relating to risk control, internal control and good corporate governance practices while taking into account the nuances of the Group’s businesses and countries in which it operates.

Internal audit’s role is to control the efficiency of internal control procedures and identify required improvements pursuant to a Group audit charter. There are two primary mechanisms for doing so:

•	first, an annual audit program is regularly conducted, and
•	second, a detailed and formal evaluation of internal control occurs.
4.3.3	Regulatory context

Under the French Financial Security Law of August 1, 2003 (Loi de Sécurité Financière), Veolia Environnement’s chairman is required to furnish shareholders with a report relating to internal audit procedures in conformity with Article L.225-37 paragraph 6 of the French Commercial Code. This report, as well as the statutory auditors’ report prepared pursuant to the last paragraph of article L.225-235 of the French Commercial Code, will be presented at the general shareholders’ meeting of May 11, 2006, and are attached hereto4.

In addition, as a company listed on the New York Stock Exchange (NYSE), Veolia Environnement is subject to the requirements of the U.S. Sarbanes-Oxley Act, in particular section 404 thereof relating to internal control over financial reporting (which is currently scheduled to become effective for the 2006 financial year).

Within this context, Veolia Environnement launched a process in 2005 that should allow it to evaluate internal controls at the Group level by December 31, 2006. In 2005, a set of questionnaires and tests was sent to more than 350 subsidiaries. The internal audit and internal control departments then analyzed the results, in liaison with relevant department heads where necessary.

The analysis focused on an assessment of the following criteria:

•	potential impact on internal financial control;
•	level of dissemination (percentage of entities indicating a risk and verification of the significance of the entities concerned).

On this basis, action plans were implemented. These relate principally to the documentation of financial procedures, the separation of tasks and information technology security.

These procedures are being overseen by a steering committee, which is chaired by the senior executive vice president.

______________
[4]	Available in the French version of the reference document.

Back to Contents

4.4	Ethics and vigilance

Veolia Environnement’s presence in nearly 65 countries around the world necessitates that it implement a set of principles for ensuring compliance with various human rights norms and governance standards set forth under international laws and treaties.

These principles must take into account the Company’s cultural diversity and emphasize environmental protection above all, which is one of the Company’s foremost concerns. In addition, they must integrate the Company’s traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of the Company’s operating divisions.

To this end, the Company implemented the “Ethics, Commitment and Responsibility” program in February 2003, which was updated in December 2004. This program is intended to guide the daily behavior of Veolia Environnement’s employees. As part of the program, an ethics correspondent has been appointed in each division.

The program reaffirms the fundamental values shared by all of Veolia Environnement’s employees, including, for example, the need for strict observance of the laws in effect in the different countries where Veolia Environnement operates, loyalty towards Veolia Environnement’s clients and towards consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), management of risks and effective corporate governance.

In March 2004, Veolia Environnement created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee has three members and may pursue any matter that it wishes regarding Group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential.

From October 2004 to December 2005, the Group held fourteen training seminars relating to the “Ethics, Commitment and Responsibility” program, including three outside of France, for over 400 Group managers.

Finally, in September 2005 Veolia Environnement implemented a reporting procedure to help combat fraud, which is overseen by the risk director and the director of control and synergies.

4.5	Insurance
4.5.1	Objectives

Veolia Environnement’s policy for insurance policies for all of its operating divisions has the following objectives:

•

maintaining common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of Veolia Environnement’s businesses and legal or contractual constraints; and

•

optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of varying deductibles or acceptance of a primary layer of retention through Veolia Environnement’s insurance subsidiary, Codeve Insurance Company Limited.

In 2005, Veolia Environnement’s insurance programs—covering property damage/business interruption, comprehensive general liability, environmental impairment liability and directors’ and officers’ liability—were renewed at the same limits and primary coverage as in 2004. Veolia Environnement continued to seek to optimize the amount of insurance premiums it pays to outside insurers.

Back to Contents

4.5.2	Implementation of insurance policy
4.5.2.1	Insurance policy

Veolia Environnement’s strategy with respect to insurance procurement is to (i) establish a global insurance procurement policy to cover Veolia Environnement’s activities, based on the needs expressed by its subsidiaries in particular, (ii) select and sign contracts with outside providers (brokers, insurers, loss adjusters, etc.), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) lead and coordinate the network of insurance managers present among Veolia Environnement’s principal subsidiaries.

4.5.2.2	Implementation

The implementation of an insurance procurement policy aimed at covering risk is effected in coordination with Veolia Environnement’s global risk management process (cf. §4.2.1 supra). Implementation is affected by the insurability of risks related to Veolia Environnement’s activities, by the market availability of insurance and reinsurance, and by the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

In continuation of efforts begun in 2004, Veolia Environnement undertook actions in 2005 principally related to:

•	the determination of retention levels on the basis of an analysis of risks and loss history and an evaluation of the costs and coverage proposed by insurers;
•

the reinforcement of efforts to identify, prevent and protect against risks thanks in particular to a rating system for the “property damage and business interruption” risk profile for Veolia Environnement’s most important facilities;

•	the communication of detailed information regarding itself to the insurance and reinsurance markets;
•	the renegotiation of contracts, in particular to strengthen its civil and pollution liability coverage; and
•	extending the adoption of the Group’s coverage.
4.5.3	Main insurance policies
4.5.3.1	Civil liability

For civil liability and damage to the environment, Veolia Environnement renewed a worldwide insurance policy (excluding the U.S. and Canada) on July 1, 2005. Coverage is up to €50 million per claim and per year. For the U.S. and Canada, different contracts cover civil liability and damage to the environment on behalf of Group subsidiaries, based on local conditions, in an amount of up to US$50 million per claim and per year.

For all Group subsidiaries worldwide, an insurance program provides excess coverage for up to US $450 million, thereby giving the Group total coverage of US$500 million throughout the insurance period. This program includes coverage for environmental liability for damage sustained by third parties as a result of a sudden and accidental event.

Further, certain activities, such as a maritime transport, have their own specific insurance policies.

Back to Contents

4.5.3.2	Property damages and business interruption policies

All four of Veolia Environnement’s divisions maintain property damage insurance policies to cover assets that they own as well as those that they have a contractual obligation to insure. Some policies provide either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity. These policies contain standard market terms. The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. As in 2004, Group insurance coverage implemented on January 1, 2005 carries a limit per claim of up to €205 million. Some of this coverage contains further underlying limits per claim or per year.

4.5.4	Other insurance policies

In light of the difficulties encountered in the insurance market, Veolia Environnement covers motor liability risks relating to the vehicles used in its activities (such as passenger transportation or collection of hazardous and non-hazardous waste) through deductibles or reserves accrued per event from several thousand euros to €1 million. Depending on the country, collateral may be required, including sureties or letters of credit.

Construction projects are insured through construction all-risk policies either by the main contractor or the operating company.

4.5.5	Self-insured retention and deductibles

For any insured claim or loss, Veolia Environnement remains liable for the deductible amount. The amount may range from several thousand euros to more than one million euros.

Regarding property damage and business interruption insurance, Codeve Insurance Company Limited has underwritten, beginning on January 1, 2005, underlying contracts for €5 million per event for property damage and business interruption, which may be increased to €7.5 million per event involving collision or derailment in connection with rail transport activities. Codeve Insurance Company Limited in turn has coverage of €35 million per year that is triggered after a deductible of €12.5 million per year.

Regarding civil liability insurance, Codeve Insurance Company Limited has underwritten, beginning on July 1, 2005, underlying contracts for €5 million per event. Codeve Insurance Company Limited in turn has coverage of €8 million per year that is triggered after a deductible of €18 million per year.

Codeve Insurance Company Limited’s portfolio of risks involves all aspects of Veolia Environnement’s business in numerous countries.

In general, the insurance coverage described above constantly evolves as a function of ongoing risk evaluation, market conditions and insurance coverage available. Veolia Environnement attempts to have its known operating risks covered by insurance when it is economically feasible to do so.

Back to Contents

CHAPTER 5

INFORMATION RELATING TO THE ISSUER

5.1	History and development of the Company
5.1.1	Historical background

The Company traces its roots back to the creation of Compagnie Générale des Eaux by Imperial decree on December 14, 1853. During the same year, Compagnie Générale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. Early on, it commenced developing its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), Paris (1860) and its suburbs (1869).

In 1980, Compagnie Générale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transportation and Veolia Environmental Services) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to Vivendi and renamed its main water subsidiary Compagnie Générale des Eaux.

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created Vivendi Environnement to conduct all of its environmental management activities, which were then conducted under the names Vivendi Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation).

On July 20, 2000, Vivendi Environnement shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005.

In August 2001, Vivendi Environnement shares were included in the CAC 40, the main equity index published by Euronext Paris, and in October 2001 were listed in the form of American Depositary Shares for trading on The New York Stock Exchange.

From 2002 to 2004, Vivendi, which had been renamed Vivendi Universal in 2000, progressively decreased its stake in the Company, and has held only 5.3% of the Company’s shares since December 2004 (cf. §18.2 infra). In April 2003, the Company changed its name to Veolia Environnement.

In 2002, Veolia Environnement began conducting a significant restructuring in order to refocus on its core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within its water division conducting certain non-core activities, and with the sale of Veolia Environnement’s indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

On November 3, 2005, Veolia Environnement unveiled a new branding system for the Group. The Group’s water, waste management and transportation divisions currently operate under the same name: “Veolia” (cf. §6.1.3 infra).

Back to Contents

5.1.2	General information concerning the Company

Company Name and Registered Office

Since April 30, 2003, the name of the Company has been Veolia Environnement. The Company’s abbreviated name is VE.

The Company’s registered office is located at 36/38, avenue Kléber, 75116 Paris. The telephone number is (33) 1 71 75 00 00.

Legal Form and Applicable Legislation

Veolia Environnement is a French société anonyme à conseil d’administration subject to the provisions of Livre II of the French Commercial Code (Code de commerce) and to Decree n° 67-236 of March 23, 1967.

Date of Formation and Term

The Company was formed on November 24, 1995, for a term of 99 years beginning on the date of its license in the Registre du commerce et des sociétés, i.e., for a term lasting until December 18, 2094.

Commercial Registry

The Company is licensed in the commercial registry of Paris under number 403 210 032. The Company’s APE code is 741J.

5.2	Investments

The Group’s investments totaled €3,495 million in 2005, compared to €2,709 million in 2004 and €2,930 million in 2003.

A detailed description of the investments made in 2005 and the financing therefor is set forth in paragraphs 9.3.2, 9.3.3 and 9.3.4 below.

Financial investments amounted to €435 million in 2004 (€102 million for the Shenzhen contract in the water division, €54 million for the ZEP Poznan contract in the energy services division) and €474 million in 2003 (€80.7 million for the Southern Water contract and €80 million for the Shenzhen contract in the water division).

The Company has begun construction of installations and plants in France and abroad that will have an impact during the 2006 fiscal year. The amount of these investments totaled €271 million in 2005, compared to €308 million in 2004 and €211 million in 2003. In addition, the Company announced the signing of various new contracts in 2005 that, as they are implemented in 2006, will have an impact (not yet quantifiable) on the Company’s level of investments.

Back to Contents

CHAPTER 6

BUSINESS OVERVIEW

6.1	Principal business activities
6.1.1	General description of Veolia Environnement

Veolia Environnement is a unique actor in the field of services related to the environment5, offering a comprehensive array of services. Veolia Environnement has the expertise, for example, to supply treated water and to recycle wastewater at a customer’s facility, to collect, treat and recover waste generated in the facility, and to supply heating and cooling services and optimize industrial processes used in such facility, all in an integrated service package designed to address the customer’s unique circumstances.

Veolia Environnement’s operations are conducted primarily through four divisions, each of which specializes in a single business: Veolia Water - Compagnie Générale des Eaux, Veolia Environmental Services, Veolia Energy Services (Dalkia) and Veolia Transportation. Through these divisions, Veolia Environnement currently provides water to more than 108 million people, treats nearly 53 million tons of waste, satisfies the energy requirements of hundreds of thousands of buildings for its industrial, municipal and individual customers and transports approximately 2.5 billion passengers per year. Veolia Environnement strives to offer services to clients that span its four divisions, which are either packaged in the form of a single multiservices contract, or negotiated separately in the form of several contracts.

The following table breaks down Veolia Environnement’s consolidated revenue for 2005 by geographic market and division, after elimination of all inter-company transactions.

2005 Revenues*

	Water	Waste Management	Energy Services	Transportation	Total

	(in millions of euro)
Europe	7,122.7	4,551.9	5,289.2	3,533.9	20,497.7
of which: France	4,413.1	2,901.0	3,205.6	1,734.0	12,253.7
Other Europe	2,709.6	1,650.9	2,083.6	1,799.9	8,244.0
Americas	647.0	1,434.9	81.5	411.7	2,575.1
Rest of the World	1,119.0	617.3	31.7	404.1	2,172.1
of which: Africa-Middle East	609.0	86.5	15.0	9.9	720.4
Asia-Pacific	510.0	530.8	16.7	394.2	1,451.7

Total	8,888.7	6,604.1	5,402.4	4,349.7	25,244.9

______________
*	Revenue from ordinary activities under IFRS.
[5]

Unless otherwise indicated, information and statistics presented herein regarding market trends and Veolia Environnement’s market share relative to its competitors are based on Veolia Environnement’s own research and various publicly available sources.

Back to Contents

6.1.2	Strategy
6.1.2.1	Veolia Environnement’s strategy

Veolia Environnement’s strategy is to strengthen its position as a worldwide leader in the provision of environmental services. In particular, Veolia Environnement’s strategy consists of:

•	offering its clients – both municipal and industrial – environmental solutions that are effective from both a technological and cost standpoint;
•	pursuing growth and improving margins, by continually seeking ways to enhance productivity;
•	fostering more efficient use of natural resources around the world in pursuit of sustainable development.

Veolia Environnement relies on its expertise in employee management, technical solutions and complex contractual models in seeking to achieve these goals.

One business: environmental services

Veolia Environnement focuses exclusively on the provision of environmental services, in four main areas: water, waste management, energy services and transportation. Veolia Environnement has made a strategic choice to concentrate only in these areas. For instance:

•

since 2000, Veolia Environnement has decided not to be present in the primary energy production market, in order to focus more fully on providing services to clients that help to optimize their energy consumption;

•

in 2004, Veolia Environnement finished disposing of its industrial assets in the water sector (mostly in the United States) relating to equipment production and the short-term service activities they generate;

•

in 2004 as well, Veolia Environnement sold its minority interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

Targeted international development

The needs of our planet in matters relating to the environment are significant. Numerous countries suffer from poor water quality, uncontrolled pollution, inefficient energy consumption and poor traffic conditions; accordingly, the need for skills in these sectors is significant. The opportunities for long-term growth in Veolia Environnement’s business are therefore extensive.

Within this context, Veolia Environnement’s strategy is to actively, yet carefully, develop its activities internationally. Veolia Environnement currently conducts more than half of its activity outside France. Considering the growing needs in the area of environmental services, Veolia Environnement is in a position to pursue international growth selectively, by focusing on areas of strong economic development and countries where acceptance of Veolia Environnement’s business model and the ability to fulfill long-term contractual commitments is most pronounced.

While pursuing growth in France and in Western Europe, Veolia Environnement also seeks to develop its business:

•	in the countries of Central and Eastern Europe, which are new entrants into the European Union;

Back to Contents

•	in certain targeted Asian countries, in particular China, where there is a significant need for services related to urban growth and compliance with environmental standards; and
•	in large markets still mostly closed to management by environmental services companies like Veolia Environnement, such as the United States, whose medium-term potential is still important.

In 2000, Veolia Environnement also created Proactiva Medio Ambiente (Proactiva), a subsidiary held jointly with FCC, in order to coordinate the development of Veolia Environnement’s and FCC’s water and waste management activities in Latin America and the Caribbean.

Veolia Environnement’s solid international presence accordingly allows it to partner with numerous large cities and industrial clients around the world, while providing uniform quality service.

Development in the industrial sector

Industrial companies currently face large challenges, including the need to continuously improve performance and competitiveness, ensure the safety of personnel and installations and develop internationally. Faced with these challenges, the management of environmental services – which are complex by nature – has assumed increased importance, and plays a key role in these companies’ performance. Increases in the price of energy, more stringent environmental regulations, the opening of the rail freight market and the increased importance of recycling and waste-to-energy recovery present new challenges to companies, but opportunities at the same time.

Within this context, Veolia Environnement seeks to partner with industrial clients in their search for enhanced performance and competitiveness, in both France and abroad. It offers clients innovative and customized outsourcing solutions, while building partnerships that are respectful of both employees and the environment. By following this approach, Veolia Environnement has become the preferred partner of numerous industrial companies and won several industrial contracts over the past five years in both France and abroad.

A long-term commitment alongside municipal and industrial clients

One of Veolia Environnement’s strengths is its ability to establish effective, long-term relationships with clients. Public authorities seeking to improve the environment for citizens must be able to rely on a partner that can develop a long-term presence in an area, who can permanently improve the functioning, for example, of a water treatment or production facility, a waste incineration or landfill facility, or an urban heating network, or who can manage the public transport network of an area, with the utmost concern for issues of security, cleanliness and the rights of employees.

Industrial clients, who are increasingly outsourcing the management of non-core activities, also desire to form long-term relationships. They therefore seek partners who can manage environmental services at their industrial sites for an extended period. These services include treatment of industrial effluents, utility production (vapor, compressed air, etc.) for waste-to-energy recovery and management of rail freight transport. Proper management of these services can often have an impact on the public at large, particularly when it comes to the Group’s management of municipal contracts – making the choice of long-term partner all the more important.

Long-term contracts adapted to the needs of each client

In response, Veolia Environnement has developed a high level of contractual expertise across its four divisions that allows it to commit itself to clients over the long-term. One example is the 50-year contract entered into with the municipality of Shanghai. Over the past several years, Veolia Environnement has demonstrated the ability to adapt its contracts to a variety of constraints in countries around the world while providing a broad range of services.

Back to Contents

Long-term contracts provide a measure of visibility both to clients and to shareholders of Veolia Environnement. For clients, whether they be public authorities or commercial or industrial companies, long-term contracts can also provide efficiency gains by providing them with a real partner for the future. Long-term contracts can lead to improvements in performance and productivity as part of a strategy that integrates, in addition to local factors, technical, labor and management considerations and, if necessary, financing of required infrastructure or investments.

Strong financing capability

Veolia Environnement partners with clients in order to help them finance required infrastructure, investments and other work, which is made possible through long-term contracts and optimized operating performance. Accordingly, Veolia Environnement has the ability, in particular through forming new partnerships and obtaining third-party financing, to help its clients realize their more ambitious projects. Such projects typically involve the water, waste management and energy services sectors. At the same time, Veolia Environnement has been able over the past several years to successfully realize its strategy for reducing net debt, despite this willingness to partner with clients for all of their financing needs.

Continuous research efforts

Veolia Environnement’s activities require substantial technical knowledge and specialized teams whose skills are constantly expanding. Veolia Environnement has implemented a research program for all of its activities pursuant to which researchers are currently preparing for the Group’s future. These researchers are in direct contact with Veolia Environnement’s operating teams so that clients can benefit from the latest technological developments (cf. §11.1 infra).

Strong presence of operating teams on the ground

In addition to tailoring its contract provisions to the specific needs of each client, Veolia Environnement also tailors its services to each client. Through call centers, Veolia Environnement’s operating teams are quickly informed of any required responses.

In crisis situations, Veolia Environnement’s operating teams have consistently shown their professionalism, commitment and solidarity, whether it be during the floods in Prague in 2003 or during the aftermath of the tsunami that struck southeast Asia on December 26, 2004 (cf. §6.1.3 infra).

In an original way then, Veolia Environnement combines the advantages of being a large group with the ability to develop a local foothold for each of its operations.

Rigorous management adapted to business needs so as to protect shareholder interests

A constant effort to improve the return on capital employed is a key factor in ensuring the sustainability of Veolia Environnement’s development strategy, as well as the promotion of shareholder interests. In order to do so, Veolia Environnement’s operating and financial teams undertake new projects selectively, after having analyzed all of the risks involved as well as their distribution among parties. Further, these teams attempt to use any debt leverage effectively.

The favoring of organic growth, the frequent search for financial partners to help finance new developments and Veolia Environnement’s strong market position all help to contribute to realization of these objectives.

Focus on sustainable development

Sustainable development is part of the very nature of Veolia Environnement’s activities. It is for this reason that Veolia Environnement has made it a part of its development strategy. Veolia

Back to Contents

Environnement partners with clients on a long-term basis in order to satisfy fundamental population needs, through an offering that seeks balanced development.

Veolia Environnement has also attempted to impose this culture of responsibility and solidarity on its corporate management structure, by favoring internal mobility, enrichment of skills and recognition of professional accomplishments.

The constant pursuit of these values means that Veolia Environnement is currently well-positioned to respond to the needs and expectations engendered by the strengthening of environmental and health standards, as well as the increased sensitivity of the public, elected officials and industrial companies to environmental issues.

6.1.2.2	Strategy by division

Water

Veolia Environnement’s water division, Veolia Water, will pursue further development of its water services throughout the world. While doing so, it will strive to ensure the safety of drinking water, the conservation of natural resources and the protection of the environment.

The market for water services has the potential to grow worldwide, supported by four factors in particular:

•	population growth and higher urban density,
•	the strengthening of environmental and sanitary norms and regulations,
•	the growing acceptance of delegated public service management and public-private partnerships as alternatives to public management, and
•	the attempt by industrial clients to refocus on their core businesses.

Given this growth potential, Veolia Environnement will selectively pursue its development in the water sector in order to optimize its use of resources, its operating costs and its profitability. As it does so, it will rely on its technical expertise, its experience in managing client relations and the mobilization of local teams on the ground in order to anticipate the future needs of public authorities. It will also continue to train its employees to meet the challenges of tomorrow. Veolia Water’s increased technical expertise in various desalination methods and wastewater recycling in particular represents a major effort to adapt to ongoing changes in market conditions.

Going forward therefore, Veolia Water will seek to capitalize on the sustained opportunities for development worldwide, the maturing of its larger contracts and the productivity gains resulting from efficiency programs it launched in 2003 (relating to purchases, information systems and sharing of best practices).

Waste Management

Through the division Veolia Environmental Services, Veolia Environnement seeks to pursue its development as one of the world leaders in the waste management sector. As is the case with the Group’s other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries. As a result, capable experts who can provide services under cost-effective conditions and in accordance with environmental regulations are becoming more highly sought after.

Back to Contents

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, Veolia Environnement has the following priorities for its waste management division:

•	developing its waste treatment capabilities and widening its technological lead in waste treatment and recovery;
•	strengthening the offering to industrial clients by capitalizing on its mastery of the entire waste management chain, while seeking to generate synergies with the Group’s other operating divisions;
•	increasing the profitability of its activities by renegotiating tariffs, maximizing productivity and reducing structural costs; and
•	ensuring that all of its activities contribute to the development of high value-added services.

Energy Services

Through the division Veolia Energy Services (Dalkia), Veolia Environnement seeks to become the European leader in the energy services sector. In 2000, Veolia Environnement entered into a strategic partnership in the energy services sector with EDF, a European leader in the production, distribution and sale of electricity, in order to be able to offer clients comprehensive energy services at the best possible price.

The opportunities in the sector are significant, due in particular to the opening of energy markets in Europe and the growing need for energy management services throughout the world.

Veolia Environnement’s development strategy for this division includes the following geographical priorities:

•	pursuing growth in Italy by participating in the trend toward market consolidation and by developing the Group’s offers to the private sector;
•	pursuing development in the area of large heating networks, particularly in France and in Central and Eastern Europe; and
•	pursuing growth in North America by developing the Group’s presence in the management of networks, industrial utilities and shopping malls.

These development priorities will depend on the Group’s ability, in the context of deregulated energy markets in Europe, to offer innovative technical solutions that often combine Veolia Environnement’s expertise in several areas. The Group will also attempt to promote its integrated outsourcing services to public clients as well as commercial and industrial clients, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through Veolia Transportation, Veolia Environnement seeks to be the leading European and worldwide private operator of public transportation services.

Between 2000 and 2020, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% (source: International Association of Public Transport). These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a foremost concern for the local authorities and inhabitants of large cities. Accordingly, such changes should help to support Veolia Transportation’s future development strategy.

Back to Contents

The challenge for the Group in the transportation market is to carefully control its development, by anticipating risks and identifying the priority areas for growth. Veolia Environnement has therefore chosen to consolidate its presence in France and the rest of Europe, by profiting from the opening of various European markets to regulated competition.

In Europe, the markets in Germany and Central Europe in the area of railway transport in particular appear promising, while France appears a promising market as well in the longer term. North America and Australia are also priority areas for growth, and Veolia Environnement is carefully considering the market potential in China and Latin America, due to the opportunities they may present for the transportation division.

Finally, in order to diversify its business and take advantage of synergies with its other activities, Veolia Transportation is pursuing development of ferry transport and rail freight transport, in the wake of European Union legislation that has authorized the opening of such markets.

6.1.3	Major developments in 2005[6]

Roll-out of the “Veolia” Brand

Since November 3, 2005 (as discussed in paragraph 5.1.1 above), Veolia Environnement has been rolling out a new branding program. The company’s water, waste management and transportation divisions have been brought together under a single name: Veolia. The energy services division continues to be associated with the brand name “Dalkia”.

The brand roll-out, which was initiated by the executive committee, illustrates the determination of the Group to unite its divisions and heighten its public profile. This change also aims to reinforce Veolia Environnement’s corporate identity and culture, as well as to strengthen the commitment of its employees to its strong service-oriented values. Over time, the Veolia brand is expected to become a benchmark worldwide for trust, reliability and expertise in environmental solutions.

In connection with the roll-out, the holding companies of the water, waste management and transportation divisions, as well as most of the Group’s operating companies, have changed their corporate names to integrate the name “Veolia”. The roll-out will not affect the Group’s ability to conserve specialty brand names, such as “SADE” or “RENOSOL”, in respect of which the related division will always be specified.

A Strong Business Model

Since its initial public offering, Veolia Environnement has gone through a series of stages in establishing its business model and independence, which in 2004 culminated in the sale of non-strategic assets in the U.S. as well as the sale of its interest in FCC. The Group’s refocusing of its activities on services related to the environment should enable it to strengthen its position as a leader in this market going forward, by relying on the same consistent strategy for growth.

New and Renewed Contracts

The Group is present in growing markets, and in 2005 won contracts with several public and industrial clients (see paragraph 6.1.4, “Description of Veolia Environnement’s Principal Businesses”).

______________
[6]	The major developments occurring between January 1, 2006 and the date of filing of this reference document are described in chapter 12 below.

Back to Contents

Economic Efficiency

In 2005, Veolia Environnement demonstrated that its environmental services business model, when combined with long-term contracts, can generate steady growth in profitability. Revenue rose by more than 12% and recurring operating income by more than 17% in 2005. Recurring net income attributable to equity holders of the parent rose by more than 30% and return on capital employed (ROCE) by more than 9%, yielding an increase in profitability consistent with a favorable risk profile.

As its contract portfolio matures the Company will seek to achieve further profitable growth, and will continue to monitor the quality of its portfolio as well as the selectivity of its investments.

Reaffirming the Group’s Values

The length of its contracts, its partnerships with clients and suppliers and the local nature of its activities place sustainable development at the center of the Group’s business and values.

Regional Balance

The Group has a strong position in different countries in Europe and will pursue targeted and balanced development in Asia, Australia and the U.S.

Forward-looking choices

For many years, the Group has engaged in growing research and development efforts that aim to integrate new technology into its operations. It has also pursued efforts that put its people first.

Operation “Veolia Skills”

In September 2005, Veolia Environnement engaged in a large and innovative recruiting campaign in France referred to as “Veolia Skills”. The objective under the campaign is to recruit 17,000 new employees between now and the end of 2007.

All of these recruitments will involve professional skills training lasting between 9 to 24 months, which will lead to a diploma recognized by the French Education Ministry. Once a diploma has been obtained, candidates will be offered indefinite-term employment.

This recruiting campaign is open not only to youths but also to persons over the age of 18, since the Group needs employees of all ages within its organization. It is also open to existing employees, in order to afford them greater mobility and in the spirit of ongoing skills development.

“Veolia Environnement 2005” Efficiency Plan

The Group announced an efficiency plan at the end of September 2003 called “Veolia Environnement 2005”, which the Group hoped would generate €300 million in annual savings beginning in 2006. This objective has been achieved one year in advance, with €304 million in savings recorded in 2005 compared to 2003 when the plan was announced (after deduction of one-time costs relating to implementation of the program). These savings were generated through improvements to the Group’s operational processes (35% contribution to savings), support functions (26%) and purchasing functions (21%), as well as through an optimized use of assets (18%). All of the Group’s operating units contributed to this success. During 2006, the efficiency enhancement tools and methods developed in connection with the program will be reinforced and deployed by operating units as part of an ongoing effort to improve performance.

Back to Contents

Limiting Greenhouse Gases

An increase of greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit their progression. At the international level, the Kyoto Protocol, finalized in 1997, came into force in February 2005. At the European level, the European Union has decided to implement a quota exchange system for carbon gas emissions, through Directive 2003/87/EC of October 13, 2003. This system has been in place since the beginning of 2005.

The Group is already active in this field at the European Union level and internationally, as well as at the national level (see chapter 20, note 46 to the consolidated financial statements).

•

At the European Union level, all large combustion installations with thermal output greater than 20 MW fall under the new quota exchange system. For the Group, this primarily affects its Energy Services division, which manages almost 250 such installations in Europe (i.e., more than 2% of total installations). Quotas awarded to Veolia Energy Services (Dalkia) represent approximately 1% of all European quotas awarded. Veolia Energy Services (Dalkia) has worked with customers to help keep carbon dioxide emissions within quota limits, and has established an organization dedicated to this endeavor. This has enabled the Group to intervene early within the quota exchange market, and through its participation the Group has assisted clients in financing new investments that help to reduce greenhouse gas emissions. Some of Veolia Water’s sites in Germany have also been affected, following its win of certain municipal contracts (Stadtwerke).

•

At the international level (Kyoto Protocol), the Group has begun trying to generate emission credits that would be tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Environmental Services and Veolia Energy Services (Dalkia) have already tested this in practice, through projects in Brazil, Egypt and Lithuania. By using dedicated teams, they intend to pursue this activity in the future. Regarding transportation services, the first challenge in reducing greenhouse gas emissions is to establish reliable measurement tools. Veolia Transportation is actively involved in developing an initial tool that would apply to business transport, in collaboration with EpE and ADEME.

•

At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (as France has done under its Plan Climat) or in the form of “domestic projects” that allow selected projects to benefit from emission credits (as New Zealand, Canada, Australia, and some U.S. states have done). The latter method is currently being studied by France as well. The Group’s teams are following all of these developments and attempting to integrate them into their planning.

Direct greenhouse emissions on sites that the Group managed in 2005 reached 33.7 million tons of CO2 (carbon dioxide) equivalent (compared to 31.5 million tons in 2004).

The Group is generally contributing to a reduction in greenhouse gas emissions, both through the daily management of sites that it operates and through the use of renewable and alternative energies (in particular biomass, landfill gas, geothermal energy). It is actively following regulatory developments that will undoubtedly become more onerous in the future, viewing them as new opportunities to develop its environmental management skills.

Responding to Natural Disasters

The year 2005 was marked by three natural disasters in different parts of the world: (i) the tsunami of December 26, 2004 that caused the deaths of more than 200,000 people in Indonesia, Sri Lanka and the Maldives, (ii) Hurricane Katrina, which hit the U.S. states of Louisiana, Mississippi and Alabama and

Back to Contents

devastated the city of New Orleans on August 29, 2005, and (iii) the earthquake that hit Kashmir on October 8, 2005, leaving 3 million people without shelter as winter approached.

In each case, Veolia Waterforce – the Group’s emergency humanitarian assistance organization – was present through its network of employee volunteers. Veolia Waterforce works in partnership with the Red Cross, Catholic Aid, UNICEF and the French Ministry of Foreign Affairs. Through the use of specialized materials made available by the Veolia Environnement Foundation (cf. §6.3.2 infra), Veolia Waterforce produced more than 25 million liters of drinking water during the three months following the tsunami. In Louisiana, it installed a mobile water treatment line for the city of Kenner (75,000 inhabitants) near New Orleans. In Pakistan, Veolia Waterforce installed a facility to produce 200 cubic meters of water per day to serve the refugee camp of Thuri, near Muzaffarabab.

In the majority of large-scale natural disasters, access to drinking water plays a major role in the survival of affected populations. Created in 1998, Veolia Waterforce mobilizes volunteer employees and uses the Group’s know-how to satisfy this most basic need in crisis situations.

6.1.4	Description of Veolia Environnement’s principal businesses
6.1.4.1	Water

Veolia Environnement, through its water division Veolia Water, the lead company of which is Veolia Water – Compagnie Générale des Eaux, is the world’s leading provider of water and wastewater services for public authorities and industrial companies. Further, Veolia Water, through its subsidiary Veolia Water Solutions & Technologies (f/k/a Veolia Water Systems) is the world leader in the design of technological solutions and the construction of structures necessary to perform such services.

With approximately 70,765 employees around the world7, Veolia Water serves more than 108 million people around the world and operates more than 4,400 contracts. Veolia Water has a permanent presence in 57 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic and Romania. It is pursuing targeted growth in Russia, Armenia, Slovakia and Hungary. Asia (China, South Korea and Japan) also remains an important target for development following the award of significant contracts with municipal and industrial clients during the past several years. Veolia Water has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Indianapolis. Finally, Veolia Water has established a presence in Africa, primarily in Morocco and Gabon.

With a network of research centers in France and abroad, Veolia Water has mastered numerous technologies and tools within the water sector. As a result, Veolia Water is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and resource preservation.

Combined with a strong local presence on the ground and more than 150 years of experience in the provision of services to public authorities and industrial clients, Veolia Water’s technical aptitude provides it with an important advantage in the water services market, which is extremely competitive.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients. New solutions, such as desalination (demonstrated by the entry into service at the end of 2005 of the Ashkelon sea water desalination plant in Israel) or re-use of treated water, may also be called for depending on an individual client’s circumstances.

______________
[7]	As of December 31, 2005, including Proactiva’s 1,718 employees who are active in water activities.

Back to Contents

The following table shows the consolidated revenue and operating income of Veolia Environnement’s water operations in each of the last two fiscal years, after elimination of all inter-company transactions (figures reflect changes in scope and exchange rates).

	2005	2004	Change 2005/2004

	(in millions of euro)*
Revenue**	8,888.7	7,777.4	+14.3%
Operating income	1,007.3	799.5	+26.0%

______________
*	Includes Veolia Environnement’s share in the results of the water activities of Proactiva, Veolia Environnement’s joint venture with FCC.
**	Revenue from ordinary activities under IFRS.

Overview of Veolia Water

Veolia Water manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others (discussed further under “Contracts” below). They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of assets (except in the United Kingdom and Chile) and the head of water policy. Further, recent legislative changes will allow Veolia Environnement to integrate more elaborate mechanisms into its contracts to address increases in value produced under the contract and the division thereof (e.g., productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often call upon Veolia Water to manage customer relations; it has implemented specific services and information systems in response, which it continuously strives to improve.

In certain countries where public authorities wish to either implement new water and wastewater treatment systems or improve the functioning of existing ones, Veolia Water also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Water’s outsourcing contracts with industrial and commercial customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

Service Contracts for Public Authority and Industrial Clients

The main focus of Veolia Environnement’s water business is on water and wastewater management services for public authorities and industrial clients. Veolia Water provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Water also manages customer relations, providing billing services and call centers.

Veolia Water and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts adapted to local environments. Currently, Veolia Water and its subsidiaries are attempting to capitalize on the worldwide trend towards delegated management of municipal drinking water and wastewater treatment services.

Back to Contents

In France, Veolia Water operates in over 8,000 municipalities, supplying water to more than 24 million people and treating wastewater generated by approximately 16 million people.

Veolia Water continues to develop its service offerings for industrial clients using its local presence in various areas and its adapted service organization. It has accordingly become active within this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Water also contributes within VE Industries (as discussed further below) to the development of common service offerings of the Group, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Water is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Veolia Water treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Water develops a complete range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. Veolia Water’s recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

Through Sade, Veolia Water also designs, builds, renovates and recovers urban and industrial potable water and wastewater networks and conducts related work in France and around the world. Sade’s services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from Sade’s experience in this domain.

Description of Activities in 2005

Veolia Water’s revenues increased by 14.3% compared to 2004 (cf. chapter 9, “Examination of Financial Condition and Results”), thanks to a high level of contract renewal in France, sustained internal growth outside of France, in particular in Europe (Braunschweig contract in Germany), and new large projects in Asia.

In France, contracts renewed in 2005 represent expected total cumulative revenues of more than 885 million euros, and include significant contracts with the cities of Boulogne-sur-Mer and Epernay. Accordingly, Veolia Water renewed a comparable number of contracts due to expire in 2005 as it did in 2004 (based on 2005 revenues). At the same time, Veolia Water lost 40 contracts (compared to 39 in 2004), representing less than 6 million euros in annual revenues. However, the award of new outsourcing contracts to Veolia Water and amendments to existing contracts so as to enlarge the scope of services provided thereunder managed to compensate for any loss of revenue that occurred due to public authorities’ deciding not to renew contracts in favor of direct management. The year 2005 therefore again demonstrated the confidence of public authorities in France in Veolia Water’s services.

In the rest of Europe, growth was strong generally during 2005, but especially in Germany, where Veolia Water began providing water distribution services and management of the municipal heating, electricity and gas network for the city of Braunschweig (Lower Saxony). The city of Braunschweig also awarded Veolia Water a contract for the management of the city’s wastewater services at the end of 2005, following a pan-European bidding process. In the Czech Republic, the municipality of Hradec Kralove awarded Veolia Water a contract for drinking water production and distribution, management

Back to Contents

of customer relations, and wastewater collection and treatment. In Italy, Veolia Water acquired interests in the water companies of Sicily and Calabria, and increased its stake in the company managing water services for the province of Latina. In Armenia, Veolia Water signed a contract for the management of water services in the capital of Erevan.

In the United States, Veolia Water signed a contract to provide wastewater treatment services at the military base of Fort Knox (Kentucky), and is participating actively in the repair of wastewater treatment plants in New Orleans following the damage caused by Hurricane Katrina (the financial impact of this natural disaster on Veolia Water’s accounts remains marginal). In Indianapolis, Veolia Water simultaneously obtained its ISO 9001 and ISO 14001 certifications. This is the first time that a water services provider in the U.S. has been certified in both categories, for quality and environmental responsibility.

In Ashkelon, Israel, Veolia Water began operation of the world’s largest reverse osmosis seawater desalination plant.

In China, Veolia Water pursued its development in partnership with Chinese investors with the gain of three major new contracts: (i) contracts to manage water services for the cities of Kunming (capital of Yunnan province in southwest China) and Changzhou (located in JiangSu province and approximately 100 kilometers from Shanghai), respectively, and (ii) a contract to modernize and operate a wastewater treatment plant for the city of Urumqi (capital of the Xinjiang Uyghur Autonomous Region).

In Australia, Veolia Water repurchased 47.5% of the capital of United Water from Thames Water, a subsidiary of RWE, which allowed it to hold 95% of United Water’s share capital as of July 1, 2005. United Water is in charge of operating water and wastewater services for the city of Adelaide.

In 2005, Veolia Water Solutions & Technologies’ design and construction activity for new installations made significant progress, due to the maturing of contracts won during previous years and the consolidation for one full year of the companies acquired at the end of 2004 (Berkefeld and Wabag). There were also some important commercial successes during 2005. In France, Veolia Water designed and constructed a water treatment plant using ultra-filter membrane technology in Hay-Les-Roses, built a new purification station in Perpignan and designed and constructed a sludge treatment unit in Aix-en-Provence using humid oxidation technology. In Luxembourg (Beggen), Veolia Water was awarded a contract to repair and enlarge a wastewater treatment plant. In Hungary, Veolia Water will participate in the construction of a wastewater treatment plant in Budapest. In the United States, Veolia Water will build a wastewater treatment plant utilizing concentration through evaporation technology on behalf of an industrial client (Shintech). In the United Arab Emirates, Veolia Water will build a seawater desalination plant (Emirate of Sharjah). Veolia Water Solutions & Technologies also purchased the Weir Group’s water desalination activities (principally comprising the company West Parth based in Scotland) during the second half of 2005.

In Italy, Veolia Water sold its remaining interest in Bonna as well as its minority interest in Acque Potabili. At the end of 2005, Veolia Water also signed a contract to sell Berliner Wasser International (BWI); the sale is expected to close in 2006 following the satisfaction of certain conditions.

Finally, Veolia Water recorded solid earnings in 2005 due to the good performance of existing contracts across all geographical areas and in all business segments. This success was also due to the continued pursuit of measures to enhance productivity (sharing of best practices, better use of information technology, etc.) and to the progress generated by the implementation of new technology during past years.

Back to Contents

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies8.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

France
Public Authorities
City of Hay-les-Roses (SEDIF)	September	New	2 years	30 million	Construction of a water treatment plant using ultra-filter membrane technology.
Europe (outside France)
Public Authorities
City of Braunschweig (Germany)	January	New	16 years	5,600 million	Distribution of water, management of the municipal heating, electricity and gas network.
Sicily (Italy)	May	New	40 years	1,280 million	Operation of drinking water services.
City of Hradec Kralove (Czech Republic)	June	New	30 years	560 million	Production and distribution of drinking water, management of customer relations and collection and treatment of wastewater.
City of Beggen (Luxembourg)	June	New	2 years	25 million	Repair and enlargement of a wastewater treatment plant.
City of Braunschweig (Germany)	December	New	30 years	390 million	Management of wastewater services.
City of Erevan (Armenia)	December	New	10 years	160 million	Management of water services for the city of Erevan (1 million inhabitants).
______________
[8]

Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Veolia Water under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

City of Budapest (Hungary)	December	New	4 Years	58 Million	Construction of a wastewater treatment plant in Budapest.
Asia
Public Authorities
City of Changzhou (China)	September	New	30 years	675 million	Production and distribution of water and management of customer relations.
City of Urumqi (China)	September	New	23 years	260 million	Modernization and operation of a wastewater treatment plant.
City of Kunming (China)	November	New	30 years	1,110 million	Production and distribution of water and management of customer relations.
North America
Public Authorities
U.S. government	June	New	20 years	30 million	Management of wastewater and rainwater collection networks on the military base of Fort Knox at Radcliff.
Companies
Shintech (Louisiana)	October	New	2 years	30 million	Construction of a wastewater treatment plant utilizing concentration through evaporation technology.
Middle East
Public Authorities
Emirate of Sharjah	February	New	2 years	45 million	Construction of a seawater desalination plant.

Acquisitions and Divestitures in 2005

The main acquisitions and divestitures during 2005 consisted of the following:

Back to Contents

•	The start-up of operations under the Braunschweig contract in Germany;
•	In Italy, the acquisition of stakes in water companies in Sicily and Calabria, as well as the acquisition of an additional stake in the company that operates water services in the province of Latina;
•	In Australia, the repurchase of 47.5% of the capital of United Water from Thames Water, in charge of operating water and wastewater services for the city of Adelaide;
•	The purchase during the second half of 2005 of part of the activities of the Weir Group by Veolia Water Solutions & Technologies;
•	The sale of the remaining interest in Bonna as well as the minority interest in Acque Potabili in Italy.

Veolia Water created, acquired or integrated 92 companies during 2005, and liquidated or sold 25 companies. As of December 31, 2005, Veolia Water’s group (excluding Proactiva) included 591 companies (compared to 524 in 2004), of which 496 companies were fully consolidated, 76 companies were proportionally consolidated and 19 companies were accounted for under the equity method.

6.1.4.2	Waste Management

Veolia Environnement, through its waste management subsidiary Veolia Environmental Services, is the second largest operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Veolia Environmental Services is the only company that handles waste in all its forms and at all stages of activity. For example, Veolia Environmental Services manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authority and industrial clients.

With approximately 80,700 employees around the world 9, Veolia Environmental Services operates in 35 countries. Veolia Environmental Services has partnered with more than 465,000 industrial and commercial clients10 and serves nearly 45 million inhabitants on behalf of public authorities.

During 2005, Veolia Environmental Services collected nearly 33.7 million tons of waste and treated nearly 53 million tons of waste (of which 49.6 million tons were non-hazardous household and industrial waste and 3.5 million tons were hazardous waste). As of December 31, 2005, Veolia Environmental Services managed approximately 659 waste treatment units.

The duration of Veolia Environmental Services’ waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Veolia Environmental Services) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

The following table shows the consolidated revenue and operating income of Veolia Environnement’s waste management operations in each of the last two fiscal years, after elimination of all inter-company transactions.

______________
[9]	As of December 31, 2005, including Proactiva’s 6,919 employees who are active in waste management activities.
[10]

The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated.

Back to Contents

	2005	2004	Change 2005/2004

	(in millions of euro)*
Revenue**	6,604.1	6,214.4	+6.3%
Operating income	530.5	467.5	+13.5%
______________
*	Includes Veolia Environnement’s share in the results of the waste management activities of Proactiva, Veolia Environnement’s joint venture with FCC.
**	Revenue from ordinary activities under IFRS.

Overview of Waste Management

Veolia Environmental Services furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

In addition, Veolia Environmental Services conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste for the following uses:

•	Veolia Environmental Services sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;
•	Veolia Environmental Services transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;
•	Veolia Environmental Services returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;
•	Veolia Environmental Services produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Veolia Environmental Services:

•	waste management services and logistics for local authorities and industrial companies;
•	sorting and recycling of materials; and
•	waste recovery and treatment through composting, incineration and landfilling.

Waste Management Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Veolia Environmental Services provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India). Veolia Environmental Services’ services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Veolia Environmental Services provides cleaning services to its industrial and commercial clients’ installations, including cleaning of offices and maintenance of production lines. In the commercial sector, Veolia Environnement provides these services in train stations, subway networks, airports, museums and commercial centers.

Back to Contents

In the industrial sector, cleaning services extend to food-processing plants, heavy industry and high-tech sites, where Veolia Environmental Services offers specialized cleaning services (high pressure or extreme high pressure cleaning). Veolia Environmental Services also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular. Finally, Veolia Environmental Services has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Veolia Environmental Services provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers. Veolia Environmental Services can also provide services following accidents and other incidents involving liquid waste.

Veolia Environmental Services has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services. Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Veolia Environmental Services’ subsidiaries that is specialized in the management of hazardous waste.

Treatment of Polluted Soil

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Veolia Environmental Services has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2005, Veolia Environmental Services collected approximately 33.7 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites. More than 45 million people around the world benefited from Veolia Environmental Services’ waste collection services.

Veolia Environmental Services collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses.

Veolia Environmental Services also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms). In 2005, Veolia Environmental Services collected approximately 1.9 million tons of hazardous waste.

Veolia Environmental Services offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Grouping of Waste

When waste is of the same type, it is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

Back to Contents

Sorting and Recycling of Materials

Veolia Environmental Services treats waste with a view towards reintroducing such waste into the industrial production cycle. Veolia Environmental Services’ recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. As the use of separate containers has become more widespread, selective collection services have become well developed.

Veolia Environmental Services received approximately 6.8 million tons of solid waste at its 229 sorting and recycling units in 2005, of which 4.6 million tons were recovered, including 2 million tons of paper. Veolia Environmental Services also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Veolia Environmental Services works in partnership with upstream industrial customers and with Veolia Environnement’s CREED research center in order to develop new recycling activities. Veolia Environmental Services sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Veolia Environmental Services designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, thereby reducing waste management costs.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2005, Veolia Environmental Services treated nearly 53 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Environmental Services and Veolia Water work together to recover sludge from wastewater treatment plants. In 2005, Veolia Environmental Services recovered almost 1.9 million tons of waste at its 97 composting units. 207,000 tons of urban and industrial sludge were reintegrated by Veolia Environmental Services into the agricultural cycle through manure spreading.

Veolia Environmental Services’ “Biodiv” service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery in the form of high quality compost.

Waste-to-Energy and Incineration

Veolia Environmental Services treats approximately 9.4 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 68 waste-to-energy recovery and incineration plants. Energy is generated from the heat created by incinerating waste at these plants. Veolia Environmental Services uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery is often the favored treatment solution in areas of high population density where there is insufficient space to construct landfills.

Landfilling and Energy Recovery from Waste

In 2005, Veolia Environmental Services treated approximately 30.9 million tons of non-hazardous waste in 143 landfills. Veolia Environmental Services has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants. Veolia Environmental Services currently has 124 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 54 landfills have recovery systems to transform biogas emissions into alternative energies.

Back to Contents

Treatment of Hazardous Waste

In 2005, Veolia Environmental Services treated 3.5 million tons of hazardous waste, of which 906,000 tons were incinerated in 20 incineration units for specialized industrial waste, 732,000 tons were landfilled in 11 class 1 landfills and 1.6 million tons were treated in 52 units by physico-chemical or stabilization methods. The remaining 312,000 tons were treated in 30 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and Onyx Environmental Services (in the United States), and thanks to its acquisition at the end of 2005 of the hazardous waste management activities of the Shanks group in the United Kingdom, Veolia Environmental Services has a worldwide network of experts enabling it to become one of today’s world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2005

Veolia Environmental Services’ revenues increased by 6.3% compared to 2004 (cf. chapter 9, “Examination of Financial Condition and Results”), due to the combination of moderate growth in France, despite unfavorable market conditions, and solid growth abroad (+8.2% compared to 2004), in particular in the United Kingdom, the United States and the Asia-Pacific region. Veolia Environmental Services did not lose any major contracts in 2005. Among the developments marking the year were the following:

•

Veolia Environmental Services became the leading hazardous waste management company in the United Kingdom, having acquired the Shanks’ group hazardous waste activities. These activities include collection, sorting, transfer, treatment and disposal of hazardous liquid and solid waste. The acquisition includes six chemical treatment sites, seven transfer stations and two waste-to-energy incinerators. Veolia Environmental Services’ market share has thus increased from 18% to 30%, making it the leading company in this sector in England.

•

Also in the United Kingdom, Veolia Environmental Services was named as a preferred bidder for a 26-year contract for the integrated management of household waste in the County of Nottinghamshire (estimated total cumulative revenue of €1.2 billion). The contract would commit Veolia Environmental Services to achieving recycling and composting rates of over 50% by 2020 within the county (compared to an average rate of 18% currently in the United Kingdom).

•

Veolia Environmental Services was awarded a 3-year contract by the Alcatel group for the integrated waste management of electrical and electronic equipment (WEEE) across Europe. The contract falls under the framework of the European directive on WEEE, and covers the collection, dismantling, processing, recovery and recycling of WEEE from the sites of Alcatel and its clients in 27 countries in Europe (all EU member states as well as Norway and Switzerland).

•	In North America, Veolia Environmental Services won or renewed large municipal contracts and strongly developed its industrial services and hazardous waste activities.
•

In Asia, Veolia Environmental Services strengthened its position with public and private clients (see “Principal Contracts” below). For example, Disneyland Hong Kong awarded Veolia Environmental Services with a 5-year waste management contract at its new theme park.

Back to Contents

•

In Africa and the Middle East, Veolia Environmental Services won new contracts in Egypt (cleaning, collection and treatment of waste at the ports of Alexandria and Dekheila) and Abu Dhabi (management of cleaning services in the city center). In addition, the Governorate of Alexandria (which in 2001 awarded Veolia Environmental Services with a 15-year waste management contract) won the third prize in the “Metropolis” (World Association of Major Metropolises) competition for global waste management and the cleanliness of its public places.

•

Building upon the joint initiatives that began in 2003, Veolia Environmental Services and the French Sailing Federation (FFV) signed a 3-year agreement to modernize approximately 480 French sailing schools. Veolia Environmental Services has agreed to (i) collect and treat school waste (light sailboat wrecks, obsolete nautical equipment) that has accumulated over the past ten years, (ii) support FFV’s development of courses for sailing school instructors and students on protecting the nautical environment, and (iii) work with FFV to create teaching tools that make sailors more aware of the fragile nautical environment.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies11.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

France
Public Authorities
SMITOM du Nord Seine et Marne	February	Renewal	13 years	182 million	Operation of a waste treatment channel and waste-to-energy recovery of household and other waste.
SITOM Nord Isère	August	Renewal (related to a new plant)	17.5 years (2.5 years of construction work and 15 years of operation)	113 million	Construction followed by operation of an incineration plant for household waste, as well as operation of a heating network.
Urban Community of Greater Nancy	October	Renewal	7 years	105 million	Management of household and other waste.
______________
[11]

Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Veolia Environmental Services under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

Paris	June	Renewal	3 years (plus 8 month extension)	76 million	Collection services.
Europe (outside France)
Public Authorities
Waverley Borough Council (United Kingdom)	October	New	7 years	31 million	Collection and recycling of municipal waste.
Companies
Fundia Ameringsstal AS (Norway)	January	Renewal	1 year	21 million	Sale of rail metal.
Shell (Germany)	June (date of commencement)	Renewal and expansion	2 years	21 million	Industrial and refinery maintenance.
North America
Public Authorities
Lee County, Florida (United States)	March	Renewal	5 years	52 million	Collection and municipal services.
Asia
Public Authorities
Foshan Gaoming Landfill (China)	December	New	30 years	270 million	Investment, design, construction and operation of a landfill for household waste.
Guangdong HWTC Phase 1	May	New	30 years	197 million	Design, construction and operation of a treatment center for hazardous.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

(China)					waste.
Guangzhou Likeng 1 WTE Plant (China)	June	New	10 years	47 million	Operation and maintenance of a waste-to-energy recovery unit for household waste.
Ilan County (Taiwan)	December	New	20 years	44 million	Incineration of municipal waste.

Acquisitions and Divestitures in 2005

In 2005, changes in Veolia Environmental Services’ group of companies (acquisitions and divestitures) were limited in number and impact, having no material effect on Veolia Environmental Services’ consolidation scope.

In France, net changes in the scope of consolidation generated an additional €7.4 million in 2005. In the United Kingdom, the acquisition of the hazardous waste activities of Shanks contributed €9.9 million to revenues. In other European countries, net changes in the scope of consolidation led to a decrease of €10.7 million in revenues.

In total, net changes in the scope of consolidation accounted for less than 0.1% of Veolia Environmental Services’ consolidated revenues during 2005.

6.1.4.3	Energy Services

Veolia Energy Services conducts its activities through Dalkia, the leading European provider of energy services to companies and municipalities. Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to profit from opportunities relating to the opening of gas and electricity markets in Europe, as well as from the increased preoccupation with sustainable development. Dalkia becomes a partner to its clients, helping them to optimize their energy purchases, improve the energy efficiency of their installations (both in terms of cost and atmospheric emissions) and profit from the trade in carbon dioxide emission licenses.

With approximately 47,000 employees around the world (as of December 31, 2005), Dalkia has a permanent presence in 35 countries, located principally in France and the rest of Europe.

Dalkia is partly owned by Electricité de France (EDF), which holds 34% of its share capital and with which Dalkia is developing joint international offerings for international customers and eligible clients in France (i.e., those that have the right to choose their electricity supplier freely, which currently includes all professional entities). Dalkia’s French operations are conducted through Dalkia France, a wholly-owned subsidiary of Dalkia. Outside France, Dalkia conducts its activities through Dalkia International, in which it holds a 76% interest and EDF holds the remaining 24%.

Back to Contents

The following table shows the consolidated revenue and operating income of Veolia Environnement’s energy services operations in each of the last two fiscal years, after elimination of all inter-company transactions.

	2005	2004	Change 2005/2004

	(in millions of euro)
Revenue*	5,402.4	4,919.8	+9.8%
Operating income	326.1	250.3	+30.3%
______________
*	Revenue from ordinary activities under IFRS.

Overview of Energy Services

Dalkia’s activity focuses on optimal energy management. Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.

Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Dalkia’s contracts to operate urban heating systems are typically long-term, lasting up to 25 or 30 years, while its contracts to operate thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

When possible, Dalkia offers its clients solutions utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. A combination of energy sources may also be selected so as to take advantage of the complementarity of each source.

On January 1, 2005, the European market for the exchange of carbon dioxide emission quotas was formed. As a result, Dalkia must now manage its own quotas and those of certain clients. In total, 238 installations in 11 European countries have been affected. Dalkia has formed a special organization to manage its activities in this new market.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks. Dalkia currently manages 650 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. Dalkia does not ordinarily own the networks it operates. Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of managing, maintaining and repairing them. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and commercial customers with integrated energy services, which include installation design, construction and improvement, energy supply, installation management and maintenance. Dalkia provides customers with a large range of technical services and manages approximately 88,000 energy installations throughout the world.

Back to Contents

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom. It has thereby developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment. Industrial utilities services generated 26% of Dalkia’s revenue in 2005.

Integrated Facilities Management

Facilities management contracts integrate a range of services, from thermal, electrical and mechanical equipment maintenance to logistics, into one global service. As a result, the client can meet its need for different services through one company. Dalkia provides facilities management services for its industrial or commercial customers (such as Coeur Défense or Canal+) at industrial, commercial, corporate office or health establishment sites.

Street Lighting Services

Citélum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures. In France, Citélum operates and maintains the lighting for the Paris beltway. During 2004 (“The year of China in France”), Citélum provided lighting services for the Eiffel Tower in Paris and the Forbidden City in Beijing. In 2005, Citélum pursued its development in Asia, where it created a subsidiary (Citélum Shanghai) to provide artistic lighting services for important architectural works and sites. It also renewed and won several contracts in France, including the operation and maintenance of 8,000 light points and street lighting services for the city of Troyes.

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2005

Veolia Energy Services (Dalkia)’s revenues increased by 9.8% compared to 2004 (cf. chapter 9, “Examination of Financial Condition and Results”), due to the combination of solid growth in France due to rising energy prices related to its thermal activities in particular, and strong growth abroad as a result of the full effect of contracts recently won in Central Europe (Poland, Hungary, Romania). In 2005, Dalkia won several contracts, among which the principal ones are:

•

In Poland, the finalization of a contract with the Polish Ministry of Finance to acquire ZEC Lodz, the company that manages urban heating for the city of Lodz, the second largest city in Poland. ZEC Lodz had revenues of €167 million in 2004.

•

In France, Dalkia signed its first contract to market and sell carbon dioxide quotas with the municipality of Nimes. The goal is to use the sale of the carbon dioxide quotas to finance the transition to natural gas of the heating networks in western Nimes (involving 6,000 residences). The carbon dioxide quotas are available for sale thanks to a change in combustible fuel (using gas that is cleaner than heavy fuel) and an improvement in the energy efficiency of equipment.

•	In China, a memorandum of understanding signed in 2005 led to the signing of Dalkia’s first contract in China at the beginning of January 2006. This contract involves the operation of the

Back to Contents

air-conditioning system and hot water network on the world’s largest university campus, in Guangdong.
•

In the United States, Dalkia signed an agreement to acquire a steam distribution network in Cambridge, Massachusetts following a competitive bidding process. Located in the high-tech corridor near Harvard University and the Massachusetts Institute of Technology (MIT), the network supplies process steam to global leaders in biotechnology and pharmaceuticals. Dalkia will seek to record revenue of at least US$9 million in its first full year of operation in this high potential region.

Dalkia renewed approximately 81% of its contracts due to expire in 2005. These include a contract to operate installations at Metz Thionville (estimated annual revenue of €2.8 million over 13 years), as well as a contract to manage energy services at the Rangueil hospital in Toulouse (estimated annual revenue of €1.5 million over 14 years). These two contracts also involve the installation of co-generation plants. Finally, in Sweden, Dalkia renewed and expanded its multi-technical services contract at Volvo’s Torslanda site.

Dalkia lost contracts representing approximately 2% of its consolidated revenues. Among those not renewed were contracts with Kodak at its Chalon site (given the site’s closing) and a delegated public service management contract for the heating network in Borny, Metz.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies12.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

France
Public Authorities
CHU of Rouen	July	New	14 years	56 million	Production and distribution of heating and cooling for the hospital of Rouen using a co-generation facility. The heating and cooling network will also supply city housing and city hall.
Nîmes	August	N/A	N/A	N/A	Sale of carbon dioxide emission quotas to finance the transition to natural gas of the heating networks in western Nîmes.
______________
[12]

Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Dalkia under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

Companies
Arjo Wiggins	July	New	12 years	135 million	Construction and operation of a 10 MW co-generation facility to furnish 340,000 tons of vapor per year.
Rodamco Europe in Lyon (manager of a shopping mall “La Part-Dieu” and the Crédit Lyonnais tower)	January	New	10 years	20 million	Supply of urban heating and cooling through the “Grand Lyon” network and of electricity to shopping mall “La Part-Dieu”. Multi-technical maintenance for the Crédit Lyonnais tower.
Rest of World (outside France)
Public Authorities
European Parliament of Brussels	October	New	5 years	25 million	Technical maintenance of European Parliament building in Brussels.
University Campus of Canton	January 2006	New	2 years	2 million	Operation of air-conditioning system and hot water network.
Omskirk Hospital	February	New	30 years	60 million	Installation and operation of a new co-generation facility.
Region of Ligurie (Italy)	January	New	10 years	130 million for Siram (out of a total of 440 million)	Management of energy services for 30 hospitals in the Ligurie region (8,000 beds).
Lodz (Poland)	August	New	N/A	2004 Revenues: 167 million	Acquisition from the Polish Ministry of Finance of ZEC Lodz, the company that manages urban heating for the city of Lodz, as well as the production of heat and electricity through co-generation.
Cambridge, Massachusetts (U.S.)	September	New	N/A	Expected Revenue: 9 million per year	Acquisition of a steam distribution network in Cambridge, Massachusetts.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

Companies
Diageo (Runcorn, UK site)	May	New	15 years	45 million	Construction and operation of a new utility plant (vapor, compressed air, cooling, treated water, carbon dioxide and nitrogen).
Pfizer (Italy)	January	New	5 years	15.5 million	Global building management for Pfizer’s headquarters in Rome.
Liverpool Stores (Mexico)	January	New	5 years	17.8 million	Energy management and multi-technical operation of the group’s 17 department stores.
West Plaza Shopping Mall (Brazil)	October	New	7 years	12.95 million	Energy management and global building management for shopping mall.

Acquisitions and Divestitures in 2005

In Latin America, Dalkia ES and Mexican group IGSA combined to form IGSA Solutions. In Chile, Dalkia took control of Conade, thereby doubling the size of its business in this country. In Israel, Dalkia acquired Kalorit at the beginning of the year to form Dalkia Energies Services. In Poland, Dalkia acquired ZEC Lodz, the company that manages urban heating for the city of Lodz, as well as the production of heat and electricity through co-generation. In Sweden, Dalkia reinforced its position in the industrial market by acquiring Unite. Finally, in 2005 Dalkia sold its facility management contracts in Germany as well as its nuclear maintenance activities in France.

In total, over the course of 2005, Dalkia created or purchased 49 companies, and sold, liquidated or merged 27 companies. As a result, as of December 31, 2005, Dalkia held 387 consolidated companies, of which 181 were non-French.

6.1.4.4	Transportation

Veolia Environnement, through its transportation division, Veolia Transportation, is one of the world’s leading private operators of public ground transportation. Veolia Transportation operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Veolia Transportation has been managing and operating urban, regional and inter-regional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transportation estimates that the portion of the worldwide transportation market presently open to competition stands at €50 billion, and that the portion not yet open to competition (thereby offering development potential) stands at €250 billion. The opening of transportation markets that has occurred over the past several years has been particularly pronounced in Europe, but has occurred on other continents as well.

Back to Contents

Moreover, the worldwide trend of population movement towards urban areas increases the need for collective transportation services, thereby strengthening the market potential of areas that Veolia Transportation seeks to service.

At the end of 2005, Veolia Transportation had approximately 72,300 employees around the world. It has a presence in 26 countries, and conducts its activity mainly in Europe. While continuing to strengthen its position in France, Veolia Transportation benefits from a strong presence outside of France as well, where it earns approximately 60% of its revenues. In 2005, Veolia Transportation pursued development in North America and Europe.

Veolia Transportation estimates that it provided transportation to approximately 2.5 billion travelers in 2005, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income of Veolia Environnement’s transportation operations in each of the last two fiscal years, after elimination of all inter-company transactions.

	2005	2004	Change 2005/2004

	(in millions of euro)
Revenue*	4,349.7	3,588.7	+21.2%
Operating income	114.1	31.4	+263.3%
______________
*	Revenue from ordinary activities under IFRS.

Overview of Transportation

Veolia Transportation primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authorities with which Veolia Transportation contracts generally own the heavy infrastructure Veolia Transportation uses and typically establish schedules, routes and fare structures for the networks that Veolia Transportation operates and manages. Veolia Transportation primarily conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. Each contract between a public authority and Veolia Transportation determines the relationships between the two parties, including payment to Veolia Transportation and the risks to be borne by each party, and typically lasts for a set period. Because the fares Veolia Transportation charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transportation with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transportation is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France). Veolia Transportation’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions”, which last approximately 30 years on average.

Veolia Transportation’s activities can be broken down into four principal categories: (i) city transportation (urban, urban beltway and other supplementary transportation services), (ii) intercity and regional transportation, (iii) passenger information services, and (iv) industrial markets.

City Transportation

Veolia Transportation operates a number of bus networks, suburban trains, tramways and metros and provides customized services as well. Veolia Transportation is either partially or fully responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), conducting marketing efforts and managing customer service.

Back to Contents

In many urban areas, Veolia Transportation provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority for a region. Veolia Transportation also offers special integrated transportation services within networks managed by several different operators in an urban area, including the suburbs of Paris, Rouen, Saint-Étienne, Stockholm, Sydney and Düsseldorf, among others.

Veolia Transportation operates ferry-boat services to complement its bus services in various urban areas. It does so in Toulon (France) and Göteborg (Sweden), for example.

Urban and Urban Beltway Transportation

In France, Veolia Transportation operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy and Bordeaux. Veolia Transportation is also the operator of the bus networks in Nice, Toulon (where tramway infrastructure is currently being installed as well) and approximately 40 other French cities. Veolia Transportation has a strong presence in the Ile-de-France region, where it operates numerous bus lines. It is the main private operator in the region, operating the networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Veolia Transportation operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping and Stockholm (Sweden). Veolia Transportation also operates the Stockholm metro, as well as bus lines in Scandinavia, the Netherlands, Switzerland, Czech Republic, Estonia and numerous cities in Poland.

Veolia Transportation operates transportation services in several cities in Spain and Portugal through FCC Connex Corporación SL, which is jointly-owned by Veolia Transportation and CGT (a subsidiary of FCC). Through this entity, Veolia Transportation operates the Barcelona tramway and the urban transport network for the city of Pampelune. Detren, a rail subsidiary of FCC Connex Corporación, is also a 10% shareholder of Tranvia de Parla SA, which in June 2005 was awarded the concession for operating the tramway in Parla (in the suburbs of Madrid) for a period of 38 years.

In the United States, Veolia Transportation provides bus transportation services principally in California, Arizona, Nevada (Las Vegas), Colorado, Texas, Maryland and Virginia. Veolia Transportation and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) manage suburban trains in the Boston area. Veolia Transportation also manages suburban trains in Los Angeles (Metrolink).

In Canada, Veolia Transportation provides transportation services in the south suburbs of Montreal, as well as bus services in York (Ontario) since September 2005.

In Australia, Veolia Transportation operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney. It also operates bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transportation operates trains in the suburbs of Auckland.

In the rest of the world, Veolia Transportation operates through partnership with other operators a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia) and bus lines in Israel and Lebanon. In Israel, Veolia Transportation is also part of the consortium that has been awarded the concession for the future tramway of Jerusalem.

Supplementary Services

Veolia Transportation offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, in France, Veolia Transportation offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in

Back to Contents

Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States). Veolia Transportation also manages all of the on-demand transportation services in the Nord Brabant region of the Netherlands.

Veolia Transportation manages taxi services in the Netherlands and the United States, in particular in Baltimore and Denver. It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (“paratransit”), in particular California, Arizona, Nevada, Texas, Maryland and South Carolina.

Intercity and Regional Transportation

Veolia Transportation provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transportation is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

Further, Veolia Transportation continues to develop ferry transport service in areas such as Finnmark and Norrland (Norway, since 2005) and Zeeland province (Netherlands).

In France, Veolia Transportation has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country. Veolia Transportation also operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Veolia Transportation has a strong presence in Germany, Denmark, Norway, Sweden, Finland, Slovenia, Slovakia, Belgium, Spain, the Czech Republic and the Netherlands. Through Eurolines, a company in which Veolia Transportation has a 100% interest since March 2005, Veolia Transportation provides transport by motorcoach on regular international routes throughout Europe.

Passenger Information Services

Growth in Veolia Environnement’s transportation business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Veolia Transportation’s efforts focus on adequately matching service offerings with demand for these services, and developing local information services relating to transportation systems for travelers.

Accordingly, Veolia Transportation has developed the “Optio” system, a service that provides anyone who wants to use public transport in a region (regardless of the operator) with the information that they need. The service involves use of a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The “Optio” system currently operates in the department of Oise in France.

In addition, Veolia Transportation has developed “Connector Plus”, a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones. Veolia Transportation has also installed the “Connector Plus” system in Stockholm.

Veolia Transportation has also recently created several internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

Back to Contents

Industrial Markets

Beyond the personnel transport services provided by numerous subsidiaries in France and the rest of Europe, Veolia Transportation is present in two areas of industrial activity which represent nearly 4% of its revenues: rail transport (freight transport and management of industrial rail junctions with related logistics) and airport services. Veolia Transportation has created a dedicated subsidiary, Connex Industries (which became Veolia Cargo at the end of February 2006), for the purpose of grouping its European activities in these areas, as well as specialized national subsidiaries in France, Germany and the Netherlands.

Rail Transport

In the area of freight transport, Veolia Transportation operates a number of regional freight trains in France under sub-contract with SNCF, and offers rail transport services for long distance freight in Germany through its subsidiary Connex Cargo Logistics GmbH. After the opening of the rail freight market to competition in France, CFTA Cargo obtained its license as a rail freight operator and its first security certificate, allowing it to market itself directly to international clients, with services to be provided on rail freight corridors throughout Europe. Veolia Transportation obtained its own license as a rail freight operator in 2005.

In the area of industrial rail junctions and related logistics, Veolia Transportation manages junctions in France and Germany for large industrial customers (in particular in the steel and refining industries) with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services to airlines (freight transport on the platform of Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, 60% of the share capital of which is owned by Veolia Transportation. Veolia Transportation also manages transport services within airports for airline passengers.

Veolia Transportation intends to develop its industrial market activities by relying on Veolia Environnement’s existing client network. It will focus in particular on those industrial market activities that will help to enrich the Group’s offerings and constitute a growth area for Veolia Transportation.

Description of Activities in 2005

Veolia Transportation’s revenues increased by 21.2% compared to 2004 (cf. chapter 9, “Examination of Financial Condition and Results”), due to strong growth in France in the areas of urban and intercity transport, as well as growth abroad resulting from the full effect of the contract in Melbourne and recent developments in the United States (acquisition of ATC in particular).

Veolia Transportation renewed or won a large number of medium-sized contracts during 2005; no significant contracts were lost. The following were some of the highlights of 2005:

•

In France, the community of Le Havre renewed its contract with Veolia Transportation for the operation of its urban transport network for a period of 6 years (estimated total cumulative revenue of €200 million). This was the largest contract due to expire in France during 2005;

•

Veolia Transportation won the first contract for private rail freight transport between France and Germany. The contract was signed in April 2005 for a 5-year term (estimated total cumulative revenue of €10 million);

Back to Contents

•	In Toulouse, France, the city abandoned the competitive bidding process for a contract to manage its transport network, preferring to reassume direct management of services as of January 1, 2006;
•

Following a private tender offer, RTM (Régie des Transports de Marseille) chose Veolia Transportation to join a group that will consult on the construction of the first tramway line in Marseille. The private tender was launched by Marseille Provence Métropole in September 2005, and a contract was signed later that month. RTM manages the urban transport network of Marseille;

•

In Germany, Connex Cargo Logistics GmbH signed an agreement in January 2005 pursuant to which it now holds 65% of the company DE Transport GmbH, which provides rail freight transport for Thyssen-Krupp and for other industrial customers in the Dortmund port zone. Connex Cargo Logistics also acquired 19% of DE Infrastruktur (which is the owner of various infrastructure) pursuant to the same agreement. The annual revenues generated by these two different entities total approximately €25 million.

Finally, Veolia Transportation established a presence in Slovakia during 2005 and returned to the United Kingdom through its acquisition of Bebb Travel plc (bus activities).

Principal Contracts

The following table shows the principal contracts signed or renewed in 2005 with either public authorities or industrial or commercial companies13.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

France
Le Havre	December	Renewal	6 years	200 million	Operation of urban transport network for the community of Le Havre.
Roanne	November	New	7 years	37 million	Operation of urban transport network for the community of Roanne.
Conseil Général des Côtes d’Armor	August	Renewal and expansion	10 years	80 million	Operation of inter-urban transport for the Côtes d’Armor region.
Conseil Général de la Somme	August	Renewal	7 years	84.35 million	Operation of inter-urban and school transport in nine areas within the La Somme region (nine contracts total).
Europe (outside France)

______________
[13]

Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005 and represent the portion due to Veolia Transportation under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

Germany	October	Renewal	12 years	480 million	Rail services in Lower Saxony.
Germany	July	New	7 years	42.7 million	Rail services in the Haller Willem region.
Finland	December	Renewal and expansion	5 years (+ 2 year option)	31.5 million for 5 year-term	Operation of bus lines in the Helsinki region.
North America
York (Canada)	March	New	5 years	53.75 million	Operation of express right-of-way bus network in York (suburbs of Toronto).
Denver (U.S.)	May	New	3 years (plus 2-year option)	21.6 million (for 3 years)	Operation of a second bus network in the city of Denver (package 17).

Acquisitions and Divestitures in 2005

During 2005, Veolia Transportation reorganized its activities in Europe. A “Central Europe” zone was created through the transfer of Connex Northern Europe AB’s (CNE) activities in Central Europe to Connex Central Europe GmbH (CCE). CNE therefore transferred its Czech, Polish, Slovenian and Hungarian subsidiaries to CCE (and will soon do the same with its Slovakian subsidiary). German and Austrian subsidiaries are held by Connex Verkher GmbH (a direct subsidiary of Veolia Transportation) and Swiss subsidiaries are held directly by Veolia Transportation; from an operating point of view however, all of these subsidiaries depend on CCE.

In March 2005, Veolia Transportation acquired the remaining 50% of the share capital of Eurolines that it did not already hold, for approximately €22.6 million.

In June 2005, Veolia Transportation sold its French subsidiary, CBM, which specializes in the purchase and resale of passenger transport vehicle parts. CBM was sold to the investment fund Natexis Investissement and its managing team, by way of a leveraged buy-out. The sale price was approximately €31.5 million.

In August 2005, Veolia Transportation acquired an 83.14% interest in the Norwegian company Helgelandske AS, for approximately €19.5 million. An adjustment to the purchase price is currently being determined.

In September 2005, Veolia Transportation acquired the group ATC/Vancom, which operates regular bus lines, inter-regional transport lines and shuttle services in the United States. The purchase price was approximately €77.7 million.

In total, over the course of 2005, Veolia Transportation created or purchased 57 companies, merged 20 companies, sold 2 companies and liquidated 9 companies. As a result, as of December 31, 2005, Veolia Transportation held 455 consolidated companies (compared to 429 in 2004).

Back to Contents

6.1.4.5	Development of synergies: Multiservice contracts to benefit industrial and commercial clients

Outsourcing and Multiservices Market

Veolia Environnement believes that its position in the environmental services market for industrial and commercial customers has allowed it to take advantage of the synergies that exist among its four divisions. The growth in this market, estimated to be greater than 10% per year, was initially driven by the development of outsourcing, as industrial companies sought to outsource certain peripheral activities to external service providers. This outsourcing trend covers all of Veolia Environnement’s businesses, including energy services, water services, waste management services, on-site management of rail junctions and rail freight transport.

Veolia Environnement offers a “multiservices” alternative to its customers, which involves the provision of services by several of its divisions under a single contract. This allows Veolia Environnement to better respond to the expectations of certain customers who wish to outsource a range of services to a single service provider. This relationship also allows for greater technical synergies, economies of scale and commercial complementarity.

Veolia Environnement’s largest multiservices contract, signed in 2003 with PSA Peugeot Citroën, provides a good illustration of the synergies that are possible. The subsidiary created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, involving more than twenty different activities. By delegating such a broad range of activities to Veolia Environnement, PSA Peugeot Citroën is able to ensure the regulatory compliance of its sites, while realizing significant savings. These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the reassumed management of activities that were previously subcontracted, and the implementation of a new energy policy.

Veolia Environnement’s Organization for the Provision of Multiservices

To develop this multiservices activity, Veolia Environnement has established a specific organization, VE Industries (“VEI”), to coordinate its various activities. While VEI plays a coordinating role, each of Veolia Environnement’s divisions remains responsible for the ultimate performance of services falling within its expertise.

VEI prepares Veolia Environnement’s bids for multiservice contracts, with a project manager from VEI appointed for each multiservices contract. Commercial projects and bids are prepared in coordination with Veolia Environnement’s divisions, and are then submitted to a commitments committee before their submission to clients.

Later, contract performance may be entrusted to an ad hoc company formed by the divisions involved in the project, in particular when Veolia Environnement decides to utilize the personnel of one of its industrial clients.

Multiservices Business Activity

The Group’s activities within the multiservices market are principally organized around eight major contracts, which together generate revenues of more than €300 million annually and are expected to generate total revenue over the life of such contracts in excess of €2.6 billion. The average length of these contracts is eight years.

The multiservices market has a strong international dimension, in particular with respect to the Group’s industrial clients, such as Arcelor in Brazil and PSA Peugeot Citroën in Trnava (Slovakia), which have sought to construct new plants outside of France.

Back to Contents

Within France, the Group’s most significant multiservices contract is with PSA Peugeot Citroën. This contract involves the provision of environmental services to PSA Peugeot Citroën’s sites in Belchamp, Mulhouse, Sochaux and Vesoul. Environmental services provided cover the entire range of the Group’s abilities, and include: production and distribution of energy and fluids, general and technical cleaning, operation of industrial waste channels, water treatment, management and disposal of empty containers, management of rail lines and locomotives, electricity distribution and management of technical equipment. Société d’Environnement et de Services de l’Est (SENSE), a joint subsidiary of Veolia Environnement and PSA Peugeot Citroën, is in charge of managing this 10-year contract signed in 2003 (estimated total revenue of more than €1 billion).

In 2005, Veolia Environnement signed a new contract with PSA Peugeot Citroën to operate utilities, clean and treat waste and manage rail traffic at its new automobile manufacturing plant at Trnava in Slovakia (see table below). It also signed a 7-year contract at the end of 2005 with chemical group Schenectady, with estimated total revenue of approximately €14 million (see table below).

Veolia Environnement continues to operate contracts previously entered into with Arcelor (in Montataire-France and in Brazil), Novartis (in Basel-Switzerland), Futuroscope (in Poitiers-France), Visteon (in Germany) and Corus Packaging (in the United Kingdom).

Multiservices Contracts Signed in 2005

Veolia Environnement entered into the following multiservices contracts in 2005 with industrial clients14:

Company	Location	Month of Signature of Contract	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided

PSA Peugeot Citroën	Trnava (Slovakia)	March	8 years	65 million	Production and distribution of energy and fluids, management of industrial waste, general and technical cleaning, water treatment, electricity distribution and management of rail traffic.
Schenectady	Béthune (France)	December	7 years	14 million	Production of vapor and compressed air, management of hazardous and non-hazardous waste and management of bio-station.
6.2	Market overview
6.2.1	The market for environmental management services

Traditionally, environmental management services, which include water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation, were provided in an uncoordinated manner, each by a different entity. Public authorities and industrial and commercial companies, moreover, typically met many of their own environmental

______________
[14]

Revenues expected under foreign contracts won during 2005 have been converted into euros at the rate of exchange prevailing on December 31, 2005. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Back to Contents

needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years, however, as industrial and commercial companies have continued to expand on a global scale and increasingly require environmental management services providers with a global reach.

Veolia Environnement believes that demand for integrated, customized packages of environmental management services is likely to grow around the world for the following reasons:

•

In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services as well as effective management are needed to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure. In addition, there is also an increase in public demand for high-quality and reliable environmental products and services.

•

Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently. As a result, public authorities are increasingly turning to the private sector to address their environmental needs.

•

Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner. This tendency creates a business opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

•

Large private firms and public authorities increasingly recognize that a “one size fits all” approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has grown.

•

The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach in order to simplify administration and ensure they receive consistent service at each of their facilities.

Veolia Environnement thinks that each of these trends, taken individually, creates significant opportunities for companies with its expertise, and, taken as a whole, they allow Veolia Environnement, in particular, to provide innovative and integrated environmental management services in markets around the world.

6.2.2	Clients

Veolia Environnement provides environmental management services to a wide range of public authorities, industrial and commercial customers and individuals around the world.

Public Authorities

Demand by public authorities (often small localities that are increasingly joining forces together) has been influenced and strengthened by trends relating to the search for quality, efficiency, innovation and reduced costs, as well as a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

As a result, Veolia Environnement believes that its historical business model—most often taking the form of “delegated management contracts” in France and of “concessions” in most places outside of

Back to Contents

France—is more relevant than ever. Depending on the country, the actual contract may take several legal forms, but remains characterized by a public authority delegating the management of various public services to private operators, including the rights necessary in order to do so. This model leaves to public authorities the role of defining, organizing and overseeing the services provided to inhabitants. At the same time, the private operator charged with the provision of these services uses its expertise to deliver them more efficiently, resulting in a mutually beneficial relationship between the private operator and public authority. Public authorities can assume a larger or less prominent role in the management of public services, depending on their needs. Veolia Environnement believes that it can adapt to the different needs and expectations of public authorities around the world in order to assist them in (i) responding to the need for heightened efficiency and productivity in the provision of public services in order to control costs, (ii) accessing more sophisticated technical skills in order to resolve complex environmental problems, and (iii) responding to the demand for prompt and professional service expressed by end users.

In France in particular, Veolia Environnement intends to take advantage of a French ordonnance dated June 17, 2004 allowing for the creation of a new form of partnership contract. The ordonnance allows public authorities to entrust private operators (who may be associated with financial organizations) with the entire responsibility for building and/or financing an installation and operating the services related thereto, in exchange for compensation that is paid by the public authority as a function of performance.

This model of delegated management or concession is widely used for the provision of collective services, but is not the only one. Public authorities may decide that they should not be directly involved in the provision of certain public services. In these instances, they are often not the owner of facilities or networks, and do not enter into contracts with a preferred private operator; instead, they leave the provision of the public service to market forces. They may nonetheless occasionally verify the abilities of private operators by issuing operating licenses and regulating service conditions and prices. This situation rarely arises with respect to water services, but is more common in the fields of energy services, waste management and transportation. Public authorities may also hold an ownership interest in the private operator in these instances; Veolia Environnement may seek to acquire a stake as well.

Services Sold Directly to Individuals

The Company also offers services directly to individuals through its specialized subsidiaries. These services include assistance and maintenance relating to water (including meter-reading), heating and gas services.

Industrial or Commercial Companies

Veolia Environnement offers its industrial and commercial clients a large range of services, which generally aim to achieve the following two main goals in relation to the environment:

•

furnishing clients with the services necessary for their industrial processes (vapor, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof,

•

reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

Veolia Environnement often partners with such clients over the long term, and offers innovative solutions adapted to the needs of each industrial site.

Veolia Environnement believes that the further development of its industrial client base will be a significant area of growth. In particular, multiservice contracts entered into with industrial clients have assumed an increasingly important role and are expected to continue to do so (cf. §6.1.4.5 infra).

Back to Contents

6.2.3	Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from regulatory changes, as well as the presence of experienced competitors.

Competition in each of the markets Veolia Environnement serves occurs primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for governmental authorities or non-outsourced divisions of industrial or commercial enterprises. In each of the markets in which Veolia Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

With regard to the provision of environmental services to industry in particular, Veolia Environnement’s main competitor is Suez, which provides a range of services including energy, water and waste management. Certain actors in the industrial sector are also trying to enlarge the scope of their business to include the provision of environmental services. In particular, the subsidiaries of certain energy producers (such as Cofatech, a subsidiary of GDF, as well as subsidiaries of RWE) have been active in doing so. Companies specialized in electronic installation, such as Faces (a subsidiary of Cegelec) have also expanded their environmental services offering. Veolia Environnement anticipates that other enterprises that compete with it in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers.

With regard to the provision of environmental services to public authorities, there has been a tendency in France over the last few years to return the provision of such services to local government control, which has reduced the number of delegated management contracts available in the market. Nevertheless, this tendency has remained fairly limited. In Germany, Stadtwerke plays a strong role in the environmental services market (in the areas of water, waste management and energy services). In numerous countries in Eastern Europe, however, markets are slowly opening to competition, albeit partially.

Finally, new actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments, which in turn require the provision of services (e.g., construction of a hospital which then requires ongoing maintenance of technical services). These new actors may provide services within the context of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by a new regulation dated June 17, 2004. The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure constructed to support the provision of comprehensive environmental services often reverts back to the client at the end of a contract’s term. For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a true competitive presence in the market.

Water

Through Veolia Water, Veolia Environnement’s principal competitors in the water sector in 2005 were Suez (through its subsidiary Ondeo) and RWE. In November 2005, RWE announced that it would seek to sell its interests in two of its main subsidiaries: Thames Water in the United Kingdom and American Water in the United States. On the other hand, General Electric (through Ionics) and Siemens (through Siemens Water Technologies) have announced their ambition to establish a presence in India, China and the Middle East in the area of water treatment technology.

Back to Contents

At both the national and regional level, Veolia Water has a number of local competitors, particularly in the building and public works sectors. Examples of such competitors include Saur in France, FCC (which is pursuing further development internationally), and Agbar in Spain. In the United States, competitors include American Water (a subsidiary of RWE) and United Water (a subsidiary of Suez). In Asia, various conglomerates (Marubeni, Mitsui, Kerry Utilities, Cheung Kong Infrastructure) have attempted to form partnerships in order to conduct water activities. Further, Veolia Water faces competition locally from public establishments and local mixed public-private companies.

Waste Management

Through Veolia Environmental Services, Veolia Environnement’s principal competitors in the waste management sector are either solely regional, or they cover only one part of the sector in which Veolia Environmental Services operates.

In Europe, where Veolia Environmental Services conducts the majority of its waste management activities, the principal competitor is Suez, acting through its subsidiary SITA.

Veolia Environmental Services may expand further in North America as well, where its principal competitor is Waste Management.

In Latin America, Veolia Environmental Services’ operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

In the Asia/Pacific region, Veolia Environmental Services’ main competitors are Cleanaway and Suez (acting through SITA), as well as various local companies.

Energy Services

The energy services market has many actors and Veolia Environnement, through its division Veolia Energy Services (Dalkia), therefore faces very dispersed competition. Veolia Environnement believes that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to its own presence and services are Suez (Elyo), RWE and Cofatech (GDF).

In the commercial sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, restoration, etc.) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on electronic installation in particular.

Transportation

Through Veolia Transportation, Veolia Environnement’s principal competitors in the transportation market are large private operators, primarily French or British, and public monopolies that conduct their activities in open markets. Its principal private operator competitors at the international level are the British groups First Group, National Express, Stagecoach, Arriva and Go Ahead, and French groups Kéolis (which counts the SNCF as an industrial partner and shareholder, though 53% of its share capital is held by 3i, an investment fund) and Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French metro operator, RATP). Among Veolia Transportation’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and, in France, the RATP and SNCF.

In North America, the transport company MV has adopted an aggressive pricing strategy that now positions it as a competitor, along with Veolia Transportation’s historical competitors in the market that include Laidlaw and the subsidiaries of the British groups First Group, National Express and Stagecoach. In the area of rail transport, Amtrak’s persistent budget difficulties have further opened the market to delegated private management.

Back to Contents

In Asia, Veolia Environnement anticipates that groups in China (Hong Kong) and Singapore may in the long-term become new competitors in an increasingly dynamic transportation market.

6.2.4	Contracts

Veolia Environnement provides a range of services either directly to the customer making the request—for example, in connection with an outsourcing agreement Veolia Environnement has with a public authority or industrial or commercial company—or indirectly on behalf of such customer for the benefit of a third party—for example, in connection with the delegated public service management of a drinking water production and distribution service or management of an urban heating and cooling network. The services Veolia Environnement provides are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources. They may also require management of works or infrastructure that are technically complex—an example would be a wastewater treatment network and purification plant or an industrial co-generation facility. These works or infrastructure may either be provided by the client, or financed and constructed by Veolia Environnement itself.

Veolia Environnement’s services to the public provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport, production and distribution of heating and cooling through urban networks and energy services. In numerous countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

-

the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management), thereby limiting the number of projects granted to private operators like Veolia Environnement and leading most often to shorter-term contracts, or

-

the public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the latter, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary to provide the services. The public authority may also request that the third party finance and construct any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies or other public entities.

Based on the different ways in which public authorities choose to manage the provision of public services, Veolia Environnement has developed various types of contracts to respond to their specific requirements. The contracts Veolia Environnement employs generally fall into one of two categories, depending on whether Veolia Environnement is entrusted with total responsibility for provision of a public service and whether Veolia Environnement has a financial and commercial relationship with end users:

-

the public authority chooses to directly manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works, to whom it pays a set price under contract. Alternatively, the public authority may prefer a more expansive contract involving construction and management of services, which may include financing of required infrastructure. These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts (for example, a contract for building, financing and operating a water purification plant), or from now on in France as “partnership contracts”, or

Back to Contents

-

the public authority entrusts a company with the responsibility for the full provision of a service, with the latter assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for and free to implement the means necessary to provide the service, but must do so in accordance with the terms set by the public authority in respect of expected performances and prices charged to end users. This is the logic of “delegated management”, “concession” and Build, Own, Operate contracts, under which the entity that assumes management also assumes the “risks and perils” or “risks and advantages” to the extent its compensation is substantially a function of its operating results.

In certain countries, public authorities may also choose to be as little involved as possible in the provision of public services to inhabitants, choosing instead only to regulate the activities of the private provider. This creates opportunities for Veolia Environnement as well, most often through acquisition of the private operator that is already serving a given region.

The general type of contract Veolia Environnement employs in a given instance does not in itself determine the specific operating conditions under which Veolia Environnement provides its services. Further, such contracts are subject to various nuances. Under Veolia Environnement’s delegated public service management contracts, for example, even though Veolia Environnement is generally paid by the end users of the service, it sometimes receives compensation by the public authority as well. This can occur in the case of a management contract that provides for variable compensation by the public authority, based on the fulfillment of specific targets by the private operator.

The historic traditions of the various countries in which Veolia Environnement operates tend to favor one of the above-mentioned general contract types over the other. In France, for example, where there is a long tradition of granting concessions, delegated public service management contracts are often the preferred choice.

At the same time, France has adopted a new regulation dated June 17, 2004 that permits the development of “partnership contracts”. This new legal form of contract allows a public authority to entrust a private operator with full management of public services, including construction and financing. The private operator is then compensated by the public authority following completion of various agreed upon performances.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation. All such contracts have, in most cases, the common feature of being long-term agreements.

Veolia Environnement also enters into outsourcing contracts for the management of complex services with its industrial and commercial clients, which are analogous to the contracts entered into with public authorities above.

Despite differences related to the nature of clients, the services contracted for and the nature of the legal systems in which Veolia Environnement operates, the expectations of Veolia Environnement’s clients have tended to converge towards (i) a demand for transparency during the bid process and during contract performance, (ii) formation of a real partnership in search of ways to improve productivity and performance, and (iii) a desire for clear performance targets and variable compensation depending on achievement.

Veolia Environnement is also very attentive to contractual provisions, in particular when Veolia Environnement must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, Veolia Environnement possesses skills regarding contract analysis and control. The legal departments of Veolia Environnement’s divisions are involved in the preparation of contracts, and controls are imposed on the implementation of Veolia Environnement’s main contracts. Each year, Veolia Environnement’s internal audit department

Back to Contents

includes a review of the contractual and financial stakes of Veolia Environnement’s most significant contracts in its annual program.

6.2.5	Intellectual property – Dependence of the Company

Veolia Environnement owns a significant number of patents and trademarks in France and other countries around the world that are of value to its business. However, Veolia Environnement believes that the diversity of its patents and trademarks does not make any of its activities dependent on any one of these patents or trademarks individually.

Moreover, Veolia Environnement believes that its activities are not materially dependent on any one license that it may own, nor on any one industrial, commercial or financing contract. Veolia Environnement also believes that it is not materially dependent upon any particular contract or customer.

6.2.6	Seasonality

Because of the diverse nature of Veolia Environnement’s operations and its worldwide presence, Veolia Environnement’s business is typically not subject to material seasonal variations. Veolia Environnement’s results are only slightly affected globally, with the exception of Veolia Energy Services (Dalkia), which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be more elevated between May and September in the northern hemisphere, where Veolia Water conducts the majority of its activity.

6.2.7	Raw materials

Veolia Environnement purchases raw materials on a worldwide basis from numerous suppliers. It sometimes secures its supply of materials through medium-term and long-term contracts. Veolia Environnement has not experienced difficulties in obtaining sufficient amounts of raw materials and supplies in recent years and it does not have any reason to anticipate any material difficulties in the future. However, the price of raw materials and supplies may vary substantially.

Energy prices have fluctuated widely in the past few years, for instance, and Veolia Environnement cannot anticipate the evolution of these prices in the future. In 2005, the Group recorded a net charge of approximately €30 million related to the increase in energy prices (€17 million for Veolia Transportation and €13 million for Veolia Energy Services (Dalkia)). Veolia Environnement was able to limit its additional charges to this amount since its contracts typically contain price adjustment and/or indexing provisions designed to compensate Veolia Environnement for increases in the cost of providing its services15. These provisions therefore assist the Company in passing along a portion of any rise in energy or raw material prices to clients (subject to a possible time period in which the Company would have to await reimbursement) (cf. §4.1 supra).

In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, which significantly reduces the impact of a rise or fall in fuel prices. In certain contracts, notably those involving the United States, Veolia Environnement is entitled to full compensation in the event of rising fuel prices.

In the waste management division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for clients that have contracts with Veolia Environnement, indexing clauses in those contracts generally allow the Company to pass along a good

______________
[15]

Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses.

Back to Contents

portion of its increase in such costs in the prices it charges to clients. For clients not bound by contract, increases in fuel costs are either fully or partially passed along to clients through an updating of tariffs or through commercial negotiation.

In the energy services division, the situation with respect to combustible materials used for activities is similar to the description above. With respect to gas supplies in particular, the deregulation of the market has not altered Veolia Environnement’s use of indexing clauses in its contracts. Veolia Environnement has developed the skills necessary to manage and optimize its gas supplies within the new market environment.

6.3	Environmental regulation, policies and compliance
6.3.1	Environmental regulation

Veolia Environnement’s businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.

Water

Water and wastewater services activities are highly sensitive to governmental regulation. In Europe and North America, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/EC of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/EC of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations.

In the United States, the primary federal laws affecting the provision of water and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

Waste Management

In numerous countries, waste treatment facilities are subject to laws and regulations that require Veolia Environnement to obtain permits to operate most of its facilities from governmental authorities. The

Back to Contents

permitting process requires Veolia Environnement to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfills must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and recovery of the site during, and up to 30 years after, its operation. In addition, landfills must comply with a number of standards, and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending upon the type of waste. For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led). Further, the NFU 44-095 standard, established in 2002 and henceforth applicable in France, strictly regulates the composting of material that results from the treatment of wastewater.

In France, pursuant to the provisions of the Environment Code (articles L. 511-1 et seq.) relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/EC of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, conformity studies were submitted to the government in June 2003, in order to determine the necessary corrective measures to be implemented by the end of 2005.

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states are required to prohibit the uncontrolled discarding, discharge and treatment of waste pursuant to these directives. Several existing European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste. Further, the European Union has, through directive 2003/87/EC of October 13, 2003, implemented a quota system for the emission of greenhouse gases targeting carbon dioxide in particular. Veolia Environnement’s waste management business is excluded from the first phase (2005-2007) of this directive, but may be targeted subsequently, and may as a result establish procedures to reduce methane and carbon dioxide emissions.

The major statutes governing Veolia Environnement’s waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “CERCLA” or “Superfund”), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Veolia Environnement operates also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other hazardous and non-hazardous waste management facilities.

Energy Services

Veolia Environnement’s energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to directives and regulations that seek to control environmental impact and risks. One such directive of October 23, 2001 establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

Back to Contents

European regulation 2037/2000/EC of June 29, 2000 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro chlorofluorocarbon that are used in cooling plants.

European directive 97/23/EC of May 29, 1997, aimed at harmonizing member state legislation in the area of pressure equipment, imposes various security requirements for the design and manufacturing of such equipment, and requires that it be inspected for proper use.

With respect to European directive 2003/87/EC of October 13, 2003 on greenhouse gases and carbon dioxide quotas, Dalkia’s combustion installations of more than 20 MW have been part of the national plans of EU member states for the allocation of quotas since February 2005.

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/EC of November 3, 1998, which addresses the quality of water destined for human consumption. 18 states, including France, believe that this directive applies to cold and to hot water and to all types of management systems for production and distribution.

All of the directives and regulations mentioned above have been subsequently implemented in each member state of the European Union. In France, this primarily means compliance with a July 19, 1976 law and its implementing decrees relating to the environmental protection of designated installations. Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations comply strictly with the terms of such permits. For large combustion installations (output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Union directive 2001/80/EC of October 23, 2001.

With regard to pressure equipment, directive 97/23/EC of May 29, 1997 (which applies to material constructed since 2002) has modified the regulatory regimes of member states in relation to procedure and inspection, and has helped to harmonize the operation of all installations that use such equipment. In France, a decree of March 15, 2000, as modified by a more recent decree of March 30, 2005, has transposed this directive into national law.

In relation to managing the risk of legionnaire’s disease, the European Working Group for Legionella Infections (EWGLI) has, with the support and approval of the European Commission, published new European guidelines for the control and prevention of travel associated legionnaires’ disease. In general, texts on the issue are issued in Europe and around the world by public health authorities and associations for the protection of travelers. Very often, these texts are presented in the form of recommendations for prevention, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

In France, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the maintenance of sanitary hot water networks, air climate systems and other installations at risk. In December 2004, there were also newly issued guidelines for the design and operation of cooling facilities using vapor processes (cooling towers).

In Spain, decree 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A Spanish association has issued a guide on the subject (100030IN). In the United Kingdom, an approved code of practice (ACOP L8) issued by the Health and Safety Executive is the authoritative text, which has also inspired similar procedures in Belgium, the Netherlands, Ireland and at EWGLI. In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have issued guidelines as well. Italy and Portugal have partially adopted the ASHRAE guidelines relating to the protection of tourists.

Back to Contents

Transportation

Veolia Environnement’s transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require Veolia Environnement to obtain certain permits.

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 3” standards and Veolia Transportation’s networks are renewing their fleets with “EURO 3” vehicles. In 2005, a “EURO 4” standard took effect with even stricter requirements for the reduction of polluting emissions.

Further, Veolia Transportation has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Finally, Veolia Transportation is subject to the environmental standards applicable to depots, garages and underground cisterns whose activities may present a danger or inconvenience to the environment. For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification.

6.3.2	Environmental policies

Veolia Environnement strives to contribute to the enhancement of quality of life in places where it operates, and has placed the challenges of sustainable development at the heart of its strategy. To this end, Veolia Environnement does not focus only on the preservation of the environment and the protection of natural resources and biodiversity, but also assumes its economic and social responsibilities, particularly at a local level where Veolia Environnement is committed to stimulating progress. Further information concerning Veolia Environnement’s commitment to sustainable development is contained in its 2005 Sustainable Development Report.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of its waste, the effort to optimize energy consumption in connection with its water distribution and treatment activities, the use of alternative energies in its heating operations, the recovery and treatment of biogas emissions at its landfills or the use of low-emission fuels in its fleet of public or private transport vehicles, Veolia Environnement gets involved in the main environmental problems currently affecting our planet by applying its know-how, technological capabilities and research potential to these problems. Veolia Environnement contributes to the enhancement of quality of life and sanitary conditions of local populations in its day-to-day operations. For example, by supplying drinking water to impoverished areas Veolia Environnement helps to reduce infant mortality. In developed countries Veolia Environnement has implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public sanitation.

Preserving economic and social balances

Veolia Environnement also considers the economic and social factors that underlie the course of development in the countries in which it operates, and it works to develop solutions that are adapted to local constraints and know-how transfers. For example, Veolia Environnement has instituted a program in Shanghai to educate employees about safety at work. In Romania, Alexandria and Gabon, Veolia Environnement has developed programs that have allowed local employees and consumers to better understand the challenges in the provision of water and waste management services. Veolia

Back to Contents

Environnement gives preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced. In each of its projects, Veolia Environnement seeks to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. It also tries to assist in the development of areas where it provides services. In this regard, a new partnership agreement was entered into in 2005 relating to the World Hunger Program. Under this partnership, Veolia Environnement teams present in Nigeria will work to improve the access of elementary schools to water and wastewater treatment services.

Moreover, Veolia Environnement continues to participate in an initiative for developing a charter on public-private partnerships (PPP) in order to improve public access to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations. Veolia Environnement testified as to best practices in this area during a meeting of the U.N. Sustainable Development Commission. This initiative forms part of the United Nations’ Millennium Development Goals, which were announced in 2000 by the U.N. Secretary General. The initiative aims at defining the role of private operators with respect to local public service management, while emphasizing the principles of transparency and the sharing of technology and know-how, principles to which Veolia Environnement already adheres in connection with its adherence to the U.N. Global Compact. This sharing of know-how occurs in particular through Veolia Environnement’s participation in the cooperation program for sustainable urbanization implemented by the United Nations Institute for Training and Research (UNITAR) and the World Bank (using research centers based in Poland, Malaysia, Brazil and Africa).

Veolia Environnement’s cooperation with UN agencies on multi-year programs as well as its sharing of know-how have led to its recognition as a company whose development assistance brings real added value (Publication of the United Nations Global Compact Office, page 19, August 2005). It was also a recognized participant at the annual Global Compact Forum (Shanghai, 2005) and the only private Western company called to testify at the congress of Asian cities (Citynet) on its vision for urban development (Hanoi, October 2005).

Since May 2004, Veolia Environnement has also pursued a charity program through a corporate foundation created under the new provisions of a law dated August 1, 2003 relating to charitable actions. This initiative is part of a long and strong tradition of charity by the Company, which attempts to encourage solidarity, environmental protection and professional employment.

In Morocco for example, this corporate foundation has joined forces with UNICEF and the French Committee for UNICEF to participate in the implementation of a program backed by the Moroccan government that aims to combat school dropouts, particularly among girls. Scheduled to last three years, this partnership also includes the urban district of Tangiers, a Moroccan NGO, the Amendis Corporation, a subsidiary of Veolia Water, and Veolia Water Force, Veolia Environnement’s urgent humanitarian intervention group. The two focal points will be improvement of health infrastructure in schools (installation of permanent water and toilet facilities) and the raising of awareness on the part of teachers and parents regarding hygiene and health issues for schoolchildren and their families. Work will be undertaken at 9 establishments whose needs have been identified as urgent. This program, which involves 30 schools, was two-thirds completed at the end of 2005.

Acting in tandem with Veolia Water Force, Waterdev is the expression of Veolia Environnement’s will to go beyond urgent conditions and enter into developmental activities. Its purpose is to share experiences and to design, in partnership with public actors, representatives from non-profit organizations and NGOs, solutions that will facilitate public access to water and sewage services in the poor areas of large cities. Veolia Water Force acted in several situations during 2005 (cf. 6.1.3 supra).

In 2005, Veolia Environnement participated in a partnership to protect the Antarctic region through its cooperation agreement with Institut Paul-Émile-Victor (IPEV), an entity that manages the French

Back to Contents

presence on this continent. Under the partnership, five waste containers with a total capacity of twelve tons were shipped from Antarctica to the port of Havre. Veolia Environmental Services prepared and sorted this waste before it was sent to the appropriate treatment centers.

Veolia Environnement pursued actions in 2005 that focused on two areas:

•

cooperating with UN agencies within the context of multi-year programs designed to improve access to essential services (water, wastewater treatment, transportation, energy services) and environmental education; and

•	sharing know-how in order to help achieve the objectives of the United Nations’ Millennium Development Goals.

In connection with the 13th session of the U.N. Sustainable Development Commission that was held in May 2005 at the United Nations in New York, Veolia Environnement supported development of a charter on public-private partnerships (PPP) in order to improve public access to essential services, and was chosen by UN Habitat to testify as to best practices in this area.

The Veolia Environnement Institute: a prospective tool for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, Veolia Environnement created the Veolia Environnement Institute, or VEI, in 2001 to encourage prospective reflection on a number of issues relating to sustainable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of Veolia Environnement’s different activities. This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century. The main themes to be considered by VEI in 2006, which are defined by the members of the Prospects Committee, will include the economic and social dimensions of environmental change, the relationship between health and the environment, and the consequences of climatic change on ways of life and urban growth.

As of the date hereof, the members of VEI’s Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Hélène Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, Director of Research at the Centre nationale de recherche scientifique (CNRS) and professor at the Collège de France; Pierre-Marc Johnson (Canada), attorney, physician, ex-prime minister of Quebec, Canada, and expert on environmental matters; Harvey Fineberg (USA), President of the Institute of Medicine of the United States; and Ms. Manphela Ramphele, physician and anthropologist (South Africa).

VEI also organizes international conferences in France and abroad relating to the future of the environment (in India in December 2006 with The Energy and Resources Institute on the impact of climate change; in Mexico in 2007 on links between health and the environment; in Beijing in 2008 with the Development Research Center, on the need for environmental services in large Chinese cities during the coming decades).

Back to Contents

6.3.3	Environmental information (article 116 of NRE Law)

As a specialist in environmental management services, Veolia Environnement is concerned about the environmental consequences of each of its activities, both in France and worldwide. In this respect, Veolia Environnement consistently endeavors to comply with applicable regulations, to meet the needs and requests of its clients and to optimize the techniques it implements. To illustrate its commitment, Veolia Environnement highlights below some of the more significant environmental actions that it has undertaken regardless of any regulatory or contractual obligation to do so. Readers are also referred to Veolia Environnement’s 2005 Sustainable Development Report for further information regarding the Company’s commitment to sustainable development.

Use and Protection of Natural Resources

Water Resources

Veolia Environnement preserves water resources by working to prevent wasteful usage in its own installations and in those of its clients. In this respect, the continued implementation of Veolia Environnement’s environmental management system provides, in particular, for the monitoring of water consumption and quality in all of Veolia Environnement’s activities. Veolia Environnement’s action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, Veolia Environnement installed an indicator to monitor the quality and compliance with regulatory standards of its drinking water. Veolia Environnement’s industrial water consumption amounted to 210.3 million cubic meters in 2005.

Climatic developments in certain regions of the world heighten stresses on water resources. Veolia Environnement studies and promotes techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater. These developments are done strictly in association with local authorities, regulatory proceedings and the scientific community.

Veolia Environnement also takes measures to avoid polluting water resources. For example, 96% of Veolia Environmental Services’ landfills are equipped with treatment stations for leachate (water that percolates through stored waste). In addition, Veolia Environnement’s wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 91% in 2005.

Energy – Energy efficiency and the use of renewable energies

Veolia Environnement contributes to the reduction of energy consumption. Dalkia optimizes energy management for close to 80,000 energy installations in the world, from municipal heating networks to public housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

Dalkia’s strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation. Efforts in this field include all of Veolia Environnement’s activities. Veolia Environnement is not only developing the use of renewable energies, like biomass and solar energy (Dalkia), but it is also capturing energy from incineration factories and biogas from landfills (Veolia Environmental Services).

Veolia Transportation continues to pursue its objective for the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers. This training effort enables Veolia Environnement not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy. In 2005, 70% of Veolia Environnement’s employees participated in training activities.

Back to Contents

Veolia Environnement’s total energy consumption amounted to 101 million MWh in 2005, given the development of the Group’s activities.

Use of soils

In 2003, Veolia Environnement integrated all activities relating to the treatment and recovery of sludge in a single entity (SEDE Environment). This integration continued during 2004, resulting in the implementation during 2005 of indicators to measure the quality of sludge. This has resulted in Veolia Environnement’s having a specific and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

In this way Veolia Environnement has pursued its efforts to manage the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in Veolia Environnement’s wastewater treatment networks (through its Actipol method). Veolia Water has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost. As a second step, Veolia Environnement promotes the agricultural recovery of sludge through composting and engages an independent certifying body to audit its composting and agricultural recovery networks. This recovery is done in conjunction with the agricultural recovery of the fraction usable for fertilization from household waste.

Veolia Environnement produced 764,000 tons of compost in 2005, 40% of which was eligible to be used in agricultural activities.

Veolia Environnement has initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CREED – Veolia Environnement’s center for research on waste energy services) in coordination with the INRA. Veolia Environnement is also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Veolia Environmental Services processes almost all of the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (in particular its combustion installations with thermal output greater than 20 MW) are subject to the provisions of European Directive 2003/87/EC of October 13, 2003, which establishes a quota exchange system for carbon gas emissions. This system has been in place among EU member states since the beginning of 2005. In addition, the Group is generally contributing to a reduction in greenhouse gas emissions, and has developed an action plan to improve the energy efficiency of its services. The action plan also calls for the Group to participate actively in the flexibility mechanisms set forth under the Kyoto protocol, which entered into force on February 16, 2005.

Direct greenhouse gas emissions (including biogas discharges) on sites that the Group managed in 2005 reached 33.7 million tons of CO2 (carbon dioxide) equivalent, due to development of the Group’s activities. Given the differing national and international methods for measuring the production and emission of methane at waste landfills, the Group is unable to provide a reliable measure at this time. The Group is participating in a working group that is attempting to reconcile the different methods. The Group is also contributing to a reduction in CH4 emissions through the implementation of collection and burning systems, as well as biogas recovery systems in its landfills. 77 waste landfills over which the Group controls investments are equipped with collection and biogas recovery systems.

Back to Contents

Other Emissions

Installations that Veolia Environnement operates mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust. The method of calculating emissions of SOX from waste incineration units (hazardous and non-hazardous) was improved in 2005 and allowed Veolia Environnement to estimate that these emissions amounted to approximately 147 grams per ton of incinerated waste in 2005. Veolia Environnement is still working towards the development of an indicator for NOX emissions. For example, Veolia Transportation, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOX emissions of its buses and coaches. Dalkia has also been conducting an evaluation program for several years on the various techniques available for reducing emissions (low emission burners, smoke recirculation, air staging, combustion modeling, etc.).

Veolia Environnement attempts to reduce its emissions, in addition to complying with regulatory standards, by:

•

enhancing air pollution treatment and developing more effective treatment technologies, including treating smoke from Veolia Environnement’s waste incineration units, enhancing the quality of emissions of Veolia Environnement’s transport vehicles and utilizing low NOx combustion technology in the case of Dalkia’s activities, and

•	reducing consumption and favoring the use of clean fuels, such as fuel oil or low sulfur coal, natural gas, natural gas for combustion installations or vehicles, and electric or dual-mode vehicles.

Veolia Environnement has developed a semi-continuous method to monitor emissions of dioxins during waste incineration, allowing for control of the aggregate flow of such pollutants emitted throughout the year. Veolia Environnement offers this reliable and efficient measurement technique to all of its clients.

Veolia Environnement has also developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste. Veolia Environnement also uses new and more silent technologies in some of its installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles. The permanent increase in waste quantities around the world presents major risks for the environment.

Preserving biological balance, natural environments and protected species

In France, numerous activities fall under the control of either the ICPE (facilities classified for environmental protection) or its equivalent. Therefore, all business development is conducted in connection with the realization of environmental impact studies concerning very precise facets of flora and fauna. The control of these impacts therefore comprises a constant preoccupation for Veolia Environnement’s different business operations (waste treatment, decontamination stations, combustion facilities, railway depositories, etc.) In addition, Veolia Environnement’s researchers closely follow the evolution of scientific debates on biodiversity in order to be able to identify the most pertinent indicators in Veolia Environnement’s areas of activity.

Evaluation or certification regarding the environment

Veolia Environnement’s activities have been subject to environmental certification, both external (ISO) and internal, for a long time. The number of Veolia Environnement’s ISO 14001 certified sites has increased continuously since 1999. In addition, Veolia Environnement seeks to achieve the targets set by its environmental management system for all of its installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. Veolia Environnement currently has 705 sites covered by an ISO 14001 certification.

Back to Contents

Compliance with applicable legal and regulatory provisions

Veolia Environnement’s environmental management system includes, among other things, an environmental audit program that allows it to monitor its sites’ regulatory compliance, as well as their compliance with contractual obligations and Group standards. Veolia Environnement has defined a general framework to ensure consistency of the audit systems developed by its divisions, and each of Veolia Environnement’s divisions remains responsible for the definition and implementation of its own system. Veolia Environnement surpassed its goal of conducting audits for 80% of priority sites in 2005. Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Veolia Transportation’s transportation centers. As of December 31, 2005, 80% of Veolia Environnement’s primary facilities were subject to a regulatory compliance audit. These facilities are the most sensitive to environmental impacts.

Expenses incurred to preserve the environment

Given the nature of its services, a large majority of Veolia Environnement’s expenditures and investments have a direct impact on the environment. Veolia Environnement’s capital expenditures amounted to €2.13 billion in 2005, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, Veolia Environnement’s certification program and the implementation of Veolia Environnement’s environmental management system.

Internal environmental management services, training and information for employees on the environment, methods for reducing environmental risks and organization for handling accidents that may have public ramifications

In addition to the measures described above to reduce environmental risks, Veolia Environnement has established an environmental department. This department ensures that the objectives and actions of Veolia Environnement’s divisions are consistent, particularly in connection with the implementation of the environmental management system, and encourages information sharing and best practices. It leads an environmental committee, composed of representatives of all of Veolia Environnement’s divisions and departments (particularly its sustainable development, legal and communication departments).

In addition, Veolia Environnement’s risk department is charged with identifying, evaluating and managing risks. It relies on the Group’s risk committee, which tracks needs in this area (cf. §4.2.2).

Veolia Environnement has also established crisis management procedures that cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels that would allow any necessary measures to be taken as soon as possible.

Reserves and guarantees for environmental risks

As of December 31, 2005, Veolia Environnement’s accrued reserves for site remediation amounted to €335 million.

Indemnities and damages paid in 2005 for environmental claims pursuant to court orders

As of December 31, 2005, Veolia Environnement’s accrued reserves for litigation ended in 2005 (including all types of claims and disputes) amounted to €102 million.

International environmental targets

Veolia Environnement applies its environmental management system, as described above, to all its subsidiaries worldwide.

Back to Contents

CHAPTER 7

ORGANIZATIONAL CHART

The following simplified organizational chart sets forth the principal operating companies held directly or indirectly by Veolia Environnement as of December 31, 2005. Unless otherwise indicated, the ownership percentages below reflect both the percentage of voting rights and of share capital held.

Financial information relating to Veolia Environnement SA (in particular the structure of its balance sheet) is set forth in paragraph 20.2 (statutory financial statements)16.

An overview of the activities of the Group’s principal subsidiaries, their results, their most recent acquisitions and their economic importance within the Group is set forth in paragraphs 6.1.4, 9.1, 9.2 and 20.1 (note 47 to the consolidated financial statements).

A list of the principal companies consolidated by the Group during 2005 is set forth in note 49 to the consolidated financial statements (this list indicates in particular the geographic location of these companies).

The statutory auditors’ report on regulated agreements is included as Annex 117 to this reference document (see also paragraph 20.1, note 44 to the consolidated financial statements). The offices held by Veolia Environnement’s directors within the Group’s principal subsidiaries are indicated in paragraph 14.1 below.

______________
[16]	Available in the French version of the reference document.
[17]	Available in the French version of the reference document.

Back to Contents

*	The remaining 34% is held by Electricité de France (EDF).
**	The remaining share capital of these companies is held by EDF.
***	This entity holds the Group’s interest in Berlin Water (Berlinwasser).

Back to Contents

CHAPTER 8

PROPERTY, PLANTS AND EQUIPMENT

Veolia Environnement uses various assets and equipment for the conduct of its activities, with respect to which it has very different rights.

Veolia Environnement has relatively little real estate that it owns outright. Most of the time, the buildings and installations that Veolia Environnement uses do not belong to it; instead, their use is governed by fixed-term contracts pursuant to which the Group agrees to provide various services to clients. At the outset of the contract, the client generally grants Veolia Environnement the right to use any pre-existing buildings and installations for the duration of the contract. In the event that Veolia Environnement initially invests in the construction of certain facilities, the contract generally calls for the facility to be returned to the client or to the Group’s successor upon completion of the contract term. During the contract term, the Group may or may not be the legal owner of assets, depending on the legal system involved. However, it is nearly always the operator of these assets, which it is required to maintain and sometimes rehabilitate.

Veolia Environnement is occasionally the full owner of real property, including industrial installations, in particular for activities undertaken outside global contracts. In Veolia Environnement’s waste management division, for example, Veolia Environnement may own CSDUs (storage centers for ultimate waste), and in its energy services division, Veolia Environnement may own co-generation plants.

Veolia Environnement strives not to be the owner of any offices. Accordingly, it rents a building located at 36/38, avenue Kléber, 75116, Paris, France that it uses as its corporate headquarters. Veolia Environnement’s and its divisions’ senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

The gross value of Veolia Environnement’s property, plants and equipment at December 31, 2005 was €24,092 million (see paragraph 20.1, notes 6 and 7 to the consolidated financial statements). Property, plants and equipment consist primarily of Veolia Environnement’s own assets, and of assets provided to Veolia Environnement by local collectivities that must be returned at the end of the public concession. These assets include canalization installations, wastewater treatment plants and pumps within the water division, waste bins, landfills and incineration plants within the waste management division, heating units and co-generation plants within the energy services division, and buses, boats and trains within the transportation division.

The net value of Veolia Environnement’s property, plants and equipment at December 31, 2005 was €12,352 million. This figure represents:

-	34.0% of the Company’s total consolidated assets at December 31, 2005, and
-	30.6% of total consolidated assets at December 31, 2004.

The Company’s main insurance policies are described in chapter 4, paragraph 4.5 of this reference document.

Veolia Environnement’s property, plants and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs (described in paragraph 20.1, note 19 to the consolidated financial statements). Veolia Environnement has also agreed to replace certain fixed assets within the publicly owned utility networks that it manages, in connection with its water distribution and energy services activities in particular (described in paragraph 20.1, note 42 to the consolidated financial statements). Environmental concerns may also influence the Company’s use of property, plants and equipment, as described in paragraph 6.3 of this reference document.

Back to Contents

CHAPTER 9

EXAMINATION OF FINANCIAL CONDITION AND RESULTS

9.1	Results of operations in 2005
9.1.1	Overview

Since its initial public offering, Veolia Environnement has progressively established its independence and been fully reorganized. In 2004, the final year in this process, Veolia Environnement sold its non-strategic US assets and its stake in the Spanish company FCC.

A strong business model

The Company has demonstrated that its environmental services business model, when combined with long-term contracts, can generate steady growth in profitability. Revenue rose by more than 12% and recurring operating income by more than 17% in 2005. Recurring net income attributable to equity holders of the parent rose by more than 30% and the return on capital employed (ROCE) was more than 9%, yielding an increase in profitability consistent with a favorable risk profile.

These performances are the result of attempts to optimize the use of resources in the Company’s businesses, to rebalance activities toward Europe, North America and certain Asian countries, and to develop business with large industrial companies.

Increase in synergies between businesses

The Veolia Environnement 2005 efficiency plan, which aimed to achieve €300 million in annual savings beginning in 2006, reached its objective one year early, in 2005. In 2005, annual savings totaled €284 million at the level of operating income and €20 million with respect to the other components of net income. The plan was a success in part because the resources of the Company’s various businesses were pooled.

A new milestone was also achieved in November 2005 with the roll-out of a new branding program, which will bring the company’s water, waste management, energy services and transportation divisions together under a single name: Veolia. This new brand roll-out will support the Group’s common sales and marketing efforts and will help to better integrate service offerings, which is expected to further enhance the Group’s existing multi-services offering.

Forward-looking choices

In 2005, the Company pursued and consolidated its research and development efforts. Scientific and technical expertise from all businesses were pooled, and new, cross-disciplinary research programs were launched (sludge processing, legionella, etc.).

In France, several new training programs were instituted for all employee categories, following the signing of a Company-wide agreement on skills development. Additional resources were obtained through the pooling of funds earmarked for this purpose. Moreover, in September 2005, the Company launched the Veolia Compétences program, which led to 2,650 new employees being hired under work-study degree programs. This program will be renewed and expanded in 2006.

9.1.2	Refocused on its core businesses, the Company continued to grow

The most important event affecting 2005 revenue was the finalization of the acquisition of the Braunschweig contract, relating to water, heating, gas and electricity distribution. This contract represents an investment of €374 million in order to acquire a 74.9% stake and generated revenue of €349.6 million in 2005. At the end of 2005, Veolia Environnement also won a related wastewater treatment contract, which will generate additional revenue in 2006.

Back to Contents

The Company also won other contracts during 2005 that will begin to affect revenue and income as they are implemented:

•

In March 2005, Veolia Environmental Services was awarded the only electricity production project relying on biogas collection and recovery from household and non-hazardous industrial waste in the “Biomass Biogas” competitive bid organized by the French Ministry for Industry and the Commission de Régulation de l’Electricité (CRE) to promote renewable energies. The contract was signed for a period of 16 years, with operations expected to begin at the end of 2006 (estimated total cumulative revenue of €160 million).

•

On March 29, 2005, PSA Peugeot Citroën entrusted Veolia Environnement with environmental services management at its new Trnava facility in Slovakia. This contract was signed for a period of 8 years, with operations expected to begin in early 2006 (estimated total cumulative revenue of nearly €65 million). In December 2005, the scope of services to be managed by Veolia Environnement was extended, when PSA awarded it the management of rail traffic on the private branch line to the Trnava automobile plant. This service will begin in July 2006.

•

In March 2005, the York Regional Transit Authority chose Veolia Transportation to operate the express right-of-way bus network in this suburb of Toronto (Ontario, Canada) for a period of five years (estimated cumulative revenue of approximately €54 million).

•

In June 2005, Veolia Water won the operating contract for water services granted by the Hradec Kralove water company, the public water authority of Eastern Bohemia (Czech Republic). This contract encompasses production and distribution of drinking water, customer relationships, as well as wastewater collection and treatment. This 30-year contract represents estimated total cumulative revenue of approximately €560 million.

•	Veolia Water purchased various contracts from ENEL during 2005 for €36 million. They generated revenue from ordinary activities of €33.8 million in 2005.
•

In July 2005, Veolia Environmental Services was included in the final phase of competitive bids for a 26-year integrated management contract covering household waste for Nottinghamshire (UK). Cumulative revenue is expected to total approximately €1.2 billion under the contract.

•

In May 2005, Veolia Environmental Services and the Chinese environmental services company Shenzhen Dongjiang Environmental formed a joint venture and won a contract for the design, construction and 30-year operation of a future hazardous waste treatment center for the province of Guandong. Revenue from the contract is expected to total €197 million.

•

In December 2005, Veolia Environmental Services won a 30-year concession from the municipality of Foshan (China) involving the financing, construction and operation of a new household waste landfill (estimated total cumulative revenue of approximately €270 million) .

•

In August 2005, Veolia Energy Services (Dalkia) agreed to purchase the company that manages the district heating network of the city of Lodz (Poland) and that produces heat and electricity by cogeneration. ZEC Lodz has annual revenue estimated at €167 million.

•

In June and September 2005, Veolia Water won three water service contracts in China for estimated total cumulative revenues of approximately €990 million, with contract terms ranging from 23 to 30 years (Urumqi, Handan and Changzhou).

•

In July 2005, Arjo Wiggins, the creative and technical paper manufacturer, awarded Veolia Energy Services (Dalkia) a 12-year contract to build and operate a new steam production facility on its site at

Back to Contents

Wizernes in northern France (estimated total cumulative revenue of approximately €135 million). The new facility is expected to begin operations on November 1, 2006.

•

In November 2005, Veolia Water won the water management contract for the city of Kunming (southwest China). Awarded through an international call for tenders, this 30-year contract represents estimated total cumulative revenue of more than €1.1 billion. Operations are expected to begin in 2006.

•

On December 14, 2005, Veolia Water signed a water management contract with the city of Yerevan, the capital of Armenia. Awarded through an international call for tenders, this 10-year contract represents estimated total cumulative revenue of approximately €160 million.

During 2005, Veolia Environnement also strengthened its position in certain regions of the world through acquisitions:

•

In January 2005, Veolia Transportation acquired half of Dortmunder Eisenbahn (DE) in Germany for €3.4 million, obtaining control of the company’s operations. This acquisition gives Veolia Transportation the opportunity to become the largest private freight operator in Germany, in particular in the steel sector.

•	In September 2005, Veolia Transportation acquired the North American transportation company ATC for €77.7 million, generating revenue of €74.8 million over the last four months of 2005.
•

In October 2005, Veolia Environmental Services took control of the hazardous waste business of Shanks, a UK company, for €43 million. The acquired activities include waste collection, preparation, transfer, processing and energy recovery from liquid and solid hazardous wastes.

•

Finally, Veolia Environnement’s Energy Services division has played an early role in the greenhouse gas emissions market in Europe, in particular France, the Czech Republic, Lithuania and Estonia. Veolia Environnement has an emission rights surplus and does not expect to be in a negative position in the medium-term.

9.1.3	The thorough review of assets continued in 2005

In 2005, the principal divestitures were as follows:

•	Veolia Water sold its minority shareholding in Acque Potabili in Italy for €20.9 million and the balance of its stake in Bonna Sabla for €35.8 million.
•	Veolia Energy Services (Dalkia) sold its nuclear maintenance business in the first quarter of 2005 for €17 million.
•	In the first half of 2005, Veolia Transportation finalized the sale of CBM, a company that sells spare parts for buses, for €31.5 million.
•	In 2005, the Company also sold other industrial assets and stakes for a total of €242.9 million.
9.1.4	Moody’s upgrades its rating

Following its annual review, the Moody’s rating agency upgraded Veolia Environnement’s long-term debt rating from Baa1 to A3 in June 2005.

9.1.5	Developments in the EDF-Veolia Environnement partnership regarding Dalkia

Under the terms of the agreement signed in December 2000, EDF held a call option enabling it to increase its investment in Dalkia to 50%, provided that a number of conditions were met.

Back to Contents

The conditions of this option were clarified in an amendment to the agreement signed by EDF and Veolia Environnement on April 19, 2005. This amendment stated in particular that EDF had until July 31, 2005 to exercise this option and that the option would only be considered definitively exercised at the date of conclusion by the parties of a formal agreement covering notably the reorganization of their relationship under the industrial and commercial agreement and their rights and obligations under the shareholders’ agreement, including governance rules. This formal agreement had to be concluded by September 30, 2005 at the latest.

In this context, EDF exercised its call option on July 28, 2005 as a precautionary measure. However, in the absence of a formal agreement covering amendments to the industrial and commercial agreement and the shareholders’ agreement, the option became null and void as of October 1, 2005. Assuming that no other EDF competitor takes control of Veolia Environnement, EDF no longer holds any call options in respect of Dalkia and its subsidiaries.

The original partnership agreement remains unchanged, and EDF and Veolia Environnement have confirmed their intention to work together to take advantage of any new opportunities in the European energy market.

9.2	Accounting and financial information
9.2.1	Definitions and accounting context

The term “organic growth” includes growth resulting from:

•	the expansion of an existing contract, resulting from an increase in prices and/or volumes distributed or processed;
•	new contracts;
•	the acquisition of assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions, net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Net financial debt represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts), net of cash and cash equivalents and excluding revaluation of hedging instruments.

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents.

The net income (expenses) on discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5. It is the income or expense generated over the period by the assets and liabilities included in the specific, balance-sheet line items “Assets of discontinued operations” and “Liabilities of discontinued operations”.

Recurring net income attributable to equity holders of the parent is defined as follows: recurring part of operating income + recurring part of financial items + recurring share of net income of associates + recurring portion of net income attributable to minority interests + normative income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

Accounting context

Because of the nature of its activities, the Company has commitments under many concession contracts in all divisions and in most of the countries in which it is present.

Back to Contents

In 2004, when it prepared its first IFRS-compliant financial statements, the Company had for the most part maintained its historical accounting treatment of concession contracts, while restating, to a limited extent, certain presentations that did not comply with existing IFRS. As explained in update no. 1 to the 2004 Reference Document, dated May 25, 2005, this decision was made in the expectation that the International Financial Reporting Interpretation Committee (IFRIC) would soon publish a draft interpretation to harmonize the application of IFRS to concession accounting.

In March 2005, IFRIC published Draft Interpretations D12, D13 and D14, the contents of which are summarized in note 1.20 to the financial statements. Nevertheless, as of March 2006, IFRIC’s work was still ongoing, and definitive versions of the interpretations are not expected to be published before the third quarter of 2006.

For 2005, given the very high number of contracts affected by these draft interpretations, the Company has decided to isolate the assets related to concession contracts on a distinct line, entitled “Publicly-owned utility networks”. Concession assets are amortized on the basis of their useful life, in accordance with IAS 38, “Intangible assets”, except for the assets of privatized companies, which are treated according to IAS 16 “Property, Plant and Equipment”. Maintenance and repair expenses deriving from contractual obligations on concession assets accounted for under IAS 38 are analyzed in accordance with IAS 37 “Provisions”. If necessary, provisions are recognized in respect of those obligations. This presentation complies with existing standards and has not had a significant impact on the equity or the net income of Veolia Environnement compared with the information presented in update no. 3 to the 2004 Reference Document, dated October 24, 2005.

For 2006, Veolia Environnement has decided to implement the draft interpretations published by IFRIC, even though their adoption is still uncertain. Veolia Environnement believes that these draft interpretations constitute an advancement in the application of IFRS and a sufficient basis for changing the accounting presentation of the related assets. As a result, the Company has undertaken a detailed review of its very large portfolio of contracts, a project that will extend over several months. Subject to further changes, the Company intends to adopt the draft interpretations for the first time in 2006.

9.2.2	Revenue
9.2.2.1	General comments

2005 (in € millions)	2004 (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation

25,244.9	22,500.3	+12.2%	+9.2%	+2.2%	+0.8%

The Company’s consolidated revenue rose by 12.2% to €25,244.9 million, versus €22,500.3 million in 2004. Positive currency effects of €180.9 million resulted from appreciation in the currencies of certain Eastern European countries (€89.2 million), the US dollar (€13.9 million) and certain Asian currencies. Organic growth was 9.2%.

Revenue from outside France amounted to €12,991.2 million, or 51.5% of the total.

9.2.2.2	Revenue by division

Back to Contents

	2005	2004	% change 2005/2004

	(in € millions, except for %)
Water	8,888.7	7,777.4	+14.3%
Waste Management	6,604.1	6,214.4	+6.3%
Energy Services	5,402.4	4,919.8	+9.8%
Transportation	4,349.7	3,588.7	+21.2%

Revenue	25,244.9	22,500.3	+12.2%

Revenue at 2004 exchange rates	25,064.0	22,500.3	+11.4%

WATER

2005 (in € millions)	2004 (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation

8,888.7	7,777.4	+14.3%	+10.7%	+2.8%	+0.8%

•	In France, the distribution business performed well, despite slightly lower volumes, and the construction business continued to grow. As a result, organic growth in revenue totaled 4.5%.
•

Outside France, excluding Veolia Water Solutions & Technologies, revenue was up strongly (+19.7% at constant scope and exchange rates). In Europe, strong revenue growth (+28.4% at constant exchange rates) was driven by the Braunschweig contract in Germany, other new contracts signed in the last few months, in particular in the Czech Republic, as well as a five-year contract extension in the United Kingdom. In North America, revenue advanced by more than 8.3% at constant exchange rates, due to favorable revenue levels in general and the commencement of operations under a contract in Indianapolis. In the Asia-Pacific region, the start-up of the Shenzhen, Qingdao, Lugouqiao, Baoji and other contracts in China and the services business in Japan resulted in revenue growth of more than 25%.

•

The commencement of operations under several large construction and engineering contracts in France and abroad, plus the acquisition of companies in Germany and the United Kingdom, enabled Veolia Water Solutions & Technologies to record growth in revenue of nearly 24% (+8.8% at constant scope and exchange rates).

The Water division recorded external growth of 2.8% during 2005, which was due to several factors. The Company made acquisitions in the engineering sector in Germany at the end of 2004 and in the United Kingdom in the third quarter of 2005, while also increasing its stake in certain Italian water companies in the second quarter of 2005.

WASTE MANAGEMENT

2005 (in € millions)	2004 (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation

6,604.1	6,214.4	+6.3%	+5.4%	+0.1%	+0.8%

•	In France, organic growth in revenue totaled 2.4%. This growth was achieved despite a relatively unfavorable economic context, which put pressure on the industrial non-hazardous waste segment.
•

Outside France, organic growth accelerated and reached 8.2%. Large integrated contracts began to contribute greater revenues, tonnage collection increased in the United Kingdom and growth was strong in the Asia-Pacific region in particular (+18.9%). In North America, new contracts were signed, toxic waste volumes were elevated and revenue was high in industrial services, leading to revenue growth of 8.5% at constant exchange rates.

Back to Contents

ENERGY SERVICES

2005 (in € millions)	2004 (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation

5,402.4	4,919.8	+9.8%	+8.9%	—	+0.9%

•	In France, revenue was up 7.6% organically and continued to benefit from the increase in energy prices in thermal services.
•

Outside France, revenue increased by 14.6% (+11.0% organically). Growth was especially high in Central Europe (+37.8%), driven, in particular, by the full impact of new contracts in Poland (in particular Poznan and start-up at Lodz), Hungary and Romania. In Southern Europe (Spain, Italy) revenue grew by 14.9% (+8.3% organically).

The Group worked on strengthening its business portfolio by disposing of certain assets, resulting in no net external growth. The Group expanded in Spain, but sold the nuclear industry construction business of its specialized French subsidiaries. It also sold its German facilities management business.

TRANSPORTATION

2005 (in € millions)	2004 (in € millions)	% change 2005/2004	of which organic growth	of which external growth	of which currency fluctuation

4,349.7	3,588.7	+21.2%	+12.5%	+7.9%	+0.8%

•

In France, passenger transportation revenues increased strongly by 17.2%, due in particular to the full impact of urban transit contracts renewed in 2004 as well as the impact of the contract in Toulouse, which was awarded for 2005.

•

Outside France, passenger transportation revenues grew by 23.6%, due in particular to the full impact of the Melbourne contract and new operations in the United States (Denver, Metrolink contract) and Europe (Dublin tramway, Helsinki bus contract).

Separately, the freight transportation business recorded growth in revenues of 26.8%, amounting to €151.7 million in 2005.

External growth (+7.9%) was due in particular to the acquisition of ATC in the United States in September 2005.

9.2.2.3	Revenue by geographic region

	2005	2004	% change 2005/2004

	(€ millions, except %)
France	12,253.7	11,476.4	+6.8%
United Kingdom	1,541.2	1,401.7	+10.0%
Germany	1,794.7	1,332.8	+34.7%
Other European countries	4,908.1	4,310.0	+13.9%
United States	2,156.5	1,882.6	+14.5%
Oceania	878.6	644.0	+36.4%

Back to Contents

Asia	573.1	483.9	+18.4%
Rest of the world	1,139.0	968.9	+17.6%

Revenue	25,244.9	22,500.3	+12.2%

France

The increase in revenue in France was driven primarily by an increase at the Transportation division, which recorded strong growth of 15.4% at constant scope. This increase was in turn primarily related to growth in the urban transportation business, where revenue strongly increased by 34.1% at constant scope in 2005.

United Kingdom

The increase in revenue from ordinary activities in the United Kingdom was due in particular to growth in the Water division, which benefited from the impact of a five-year contract extension, and the Waste Management division, which recorded higher revenues from integrated service contracts.

Germany

The increase in revenue from ordinary activities in Germany was mostly due to the integration of the Braunschweig water contract, which generated revenue of €349.6 million in 2005.

Other European countries

The contribution to revenues from Central and Eastern Europe rose significantly, in particular in Water in the Czech Republic and in Energy Services in Poland, where Veolia Environnement acquired the company that holds the Lodz contract. In addition, the Poznan contract contributed for the full year in 2005.

United States

Apart from favorable currency fluctuations, the increase in revenue in the United States was primarily due to an increase in revenues recorded at Veolia Environmental Services and Veolia Transportation. Revenue from Veolia Environmental Services increased at year-end in particular, while revenue from ordinary activities at Veolia Transportation increased due to the acquisition of ATC, which generated €74.8 million in revenue over four months in 2005.

Oceania

Apart from favorable currency fluctuations of €34.5 million, the increase in revenue was due mainly to increased contributions from Veolia Transportation and Veolia Environmental Services in Australia. Veolia Transportation benefited from the full impact of the Melbourne and Auckland contracts, while Veolia Environmental Services recorded strong growth in industrial services and landfilling.

Asia

The increase in revenue in Asia was due primarily to growth in the Water division, which recorded organic growth of 9.9%. The Shenzhen contract went into production, generating €35 million in revenue in 2005, and operations commenced under several other Chinese contracts signed in 2003 and 2004. In South Korea, revenue declined by €23 million due to completion of construction of installations relating to the Incheon contract, which was only partially offset by the €10 million increase generated by the start-up of the Mansu and Songdo plants.

Rest of the world

There was a favorable currency effect in South America of €18.1 million. This principally affected Proactiva, which manages Water and Waste Management contracts in the region. In Israel, Veolia Energy Services (Dalkia) acquired Kalorit Israel, which generated €14.7 million in revenue from ordinary activities in 2005.

Back to Contents

9.2.3	Other income (expenses) statement items
9.2.3.1	Operating income

Growth in operating income and in recurring operating income broke down as follows:

	Operating income			Recurring operating income

	2005	2004	% change	2005	2004	% change

	(€ millions, except %)
Water	1,007.3	799.5	+26.0%	1,002.1	854.7	+17.2%
Waste Management	530.5	467.5	+13.5%	540.5	467.5	+15.6%
Energy Services	326.1	250.3	+30.3%	332.0	264.1	+25.7%
Transportation	114.1	31.4	+263.3%	114.1	101.4	+12.5%
Holding companies	-85.1	-68.1	-25.0%	-85.1	-68.1	-25.0%

Total	1,892.9	1,480.6	+27.8%	1,903.6	1,619.6	17.5%

Total at 2004 exchange rates	1,867.6	1,480.6	+26.1%	1,878.3	1,619.6	16.0%

In 2004 and 2005 the breakdown between recurring and non-recurring operating income was as follows:

		Non-recurring
2005	Recurring	Impairment	Other	Total

	(€ millions)
Water	1,002.1	5.2	—	1,007.3
Waste Management	540.5	-10.0	—	530.5
Energy Services	332.0	-4.7	-1.2	326.1
Transportation	114.1	—	—	114.1
Holding companies	-85.1	—	—	-85.1

Total	1,903.6	-9.5	-1.2	1,892.9

		Non-recurring
2004	Recurring	Impairment		Other		Total

	(€ millions)
Water	854.7	—		-55.2	(2)	799.5
Waste Management	467.5	—		—		467.5
Energy Services	264.1	—		-13.8	(3)	250.3
Transportation	101.4	-70.0	(1)	—		31.4
Holding companies	-68.1	—		—		-68.1

Total	1,619.6	-70.0		-69.0		1,480.6

(1)	Impairment losses on Scandinavian goodwill in the Transportation division.
(2)	Loss on divestiture of Berlikomm.
(3)	Resolution of a dispute in Italy.

Operating income grew by 27.8% in 2005, and by 16% at constant exchange rates and excluding non-recurring items.

WATER

Operating income from the Water division totaled €1,007.3 million in 2005, a 26.0% increase from the €799.5 million recorded in 2004. In 2004, operating income was negatively affected by a €55.2 million loss relating to the sale of Berlikomm. At constant exchange rates and excluding non-recurring items, operating income grew by 15.8%.

Back to Contents

In France, the program to improve operating performance continued to be implemented, and the distribution and construction businesses performed well, boosting operating income.

In the rest of Europe, the rise in operating income was largely due to the integration of the Braunschweig contract. In addition, contracts were renewed in the United Kingdom, there were positive developments in the Czech Republic and Italy, and the BOT contracts in Brussels and The Hague delivered their first positive contributions. In Asia-Pacific, operating income improved due to the commencement of operations in China and South Korea. Finally, engineering and technology solutions took another step toward recovery after refocusing on profitable activities.

The ratio of recurring operating income to revenue from ordinary activities increased by 0.3%, from 11.0% in 2004 to 11.3% in 2005.

WASTE MANAGEMENT

Operating income from the Waste Management division increased by 13.5%, from €467.5 million in 2004 to €530.5 million in 2005. Excluding non-recurring items and at constant exchange rates, operating income rose by 14.5%.

In France, the increase in operating income was primarily the result of action plans initiated in previous years, in particular with respect to waste collection and landfills. In the rest of Europe, operating income increased primarily because integrated contracts posted strong growth and, more generally, as a result of strong performance in the waste collection business and increased tonnage amounts in UK landfills. In the United States, the profitability of toxic waste, industrial services and solid waste activities increased.

The ratio of recurring operating income to revenue increased by 0.7%, from 7.5% in 2004 to 8.2% in 2005.

ENERGY SERVICES

Operating income from the Energy Services division increased by 30.3%, from €250.3 million in 2004 to €326.1 million in 2005. In 2004, operating income was negatively affected by a €13.8 million payment to settle a dispute in Italy, while in 2005 non-recurring items totaled a negative €5.9 million. At constant exchange rates and excluding non-recurring items, operating income grew by 23.3%.

In France, the profitability of thermal services in the areas of installation and services improved. Operating income was also enhanced by proceeds from the sale of greenhouse gas emission rights. Given the overall balanced nature of the contract portfolio, the rise in energy prices during 2005 had no net effect on profitability. Rising gas prices have caused the selling prices of electricity produced through co-generation to reach their ceiling. Legislative changes at the end of 2005 limited this phenomenon, and the opportunity loss was offset by an upturn in energy management margins on other contracts. In the rest of Europe, the rise in operating income resulted directly from new contracts in Central Europe (Lodz and Poznan). This region was only marginally exposed to the rise in fuel prices in 2005, given the energy sources used. Finally, measures to improve energy efficiency were successful in the various regions where this division operates.

Given these items, the ratio of recurring operating income to revenue increased by 0.7%, from 5.4% in 2004 to 6.1% in 2005.

Back to Contents

TRANSPORTATION

Operating income from the Transportation division increased substantially, from €31.4 million in 2004 to €114.1 million in 2005. Excluding non-recurring items (impairment losses on Scandinavian goodwill in 2004), operating income increased by 12.5% (+11.0% at constant exchange rates). This result was achieved despite the negative impact of the rise in fuel prices, which totaled €17 million outside France. Price increases outside of France could not be fully passed on to the customer.

In France, operating income increased in both the urban and inter-city transportation segments. Outside France, the Scandinavian business posted recovery in line with a profit improvement plan. In other regions, Transportation operating income benefited from new contracts and increased in accordance with business plans.

Because of the negative impact of rising energy prices, the ratio of recurring operating income to revenue from ordinary activities decreased by 0.2 points, from 2.8% in 2004 to 2.6% in 2005.

9.2.3.2	Finance costs, net

	2005	2004

	(€ millions)
Income	68.3	97.0
Expense	-781.7	-829.1

Total	-713.4	-732.1

The financing rate was 5.12% in 2005, compared to 5.04% in 2004.

This slight increase in the financing rate mainly reflects the appreciation of several currencies against the euro and in particular the US dollar, and the cost of extending the maturity of borrowings. In addition, net finance costs in 2005 include €26.0 million in respect of the redemption of the 2008 bonds in the amount of €1,150 million. This early redemption was performed in order to optimize the maturity and future cost of borrowings. In addition, fair value movements on derivative instruments not qualifying for hedge accounting totaled +€12.0 million, compared to +€7.6 million in 2004. These movements, which are calculated in accordance with IAS 39, are highly volatile in nature.

9.2.3.3	Other financial income and expenses

	2005	2004

	(€ millions)
Loan income	37.0	55.4
Dividends	6.5	5.9
Foreign exchange gains (losses)	14.3	-13.9
Financial provisions	24.2	—
Other income (expenses)	-51.5	-1.3

Total	30.5	46.1

Other financial income and expenses fell from €46.1 million in 2004 to €30.5 million in 2005.

Back to Contents

In 2004, other financial income and expenses included the capital gain realized on the sale of Vinci shares of €44.4 million. Excluding this capital gain, other financial income and expenses increased €28.8 million in 2004, mainly due to foreign exchange gains.

In 2005:

•	loan income and dividends fell to €43.5 million;
•	foreign exchange gains totaled €14.3 million;
•	the reverse discounting of site restoration provisions had an impact of -€15.7 million;
•	the revaluation of embedded derivatives had an impact of -€2.5 million.

2004 was marked by:

•	a capital gain of €44.4 million realized on the sale of Vinci shares by the Energy Services division;
•	foreign exchange losses of €13.9 million;
•	the revaluation of embedded derivatives (-€12.9 million);
•	loan income and dividends of €61.3 million;
•	the reverse discounting of site restoration provisions (-€10.8 million).
9.2.3.4	Income tax expense

Income tax expense totaled €422.9 million in 2005, consisting of €309.4 million in current income taxes and €113.5 million in deferred income taxes, compared to a total expense of €184.1 million in 2004, consisting of €225.1 million in current income taxes and a deferred income tax benefit of €41.0 million.

The increase in income tax was primarily due to an increase in operating income. Moreover, in 2004 the prospect of future profits prompted the Company to capitalize additional tax-loss carry forwards, limiting deferred tax expense.

9.2.3.5	Share of net income associates

The share of net income of associates decreased from €24.2 million for the year ended December 31, 2004 to €14.9 million for the year ended December 31, 2005, following the transfer of certain investments in associates to non-consolidated investments.

The largest net income shares in 2005 were generated by Water segment associates (€10.8 million).

9.2.3.6	Net income (expense) from discontinued operations

In 2005, there was no income from discontinued operations. In 2004, discontinued operations generated a loss of €105.7 million. This loss broke down as follows: a €162.2 million loss from US water businesses, a €58.4 million gain from FCC and a €1.9 million loss from UK transportation activities.

9.2.3.7	Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2005 is €179.0 million, compared to €137.5 million for the year ended December 31, 2004. This line item mainly relates to minority interests in the Water segment (€86.7 million), the Waste Management segment (€25.7 million), the Energy Services segment (€57.0 million) and the Transportation segment (€9.9 million). The increase between 2004

Back to Contents

and 2005 is mainly attributable to the Water segment following the consolidation of the Braunschweig contract (+€9.8 million) and the improvement in the results of the Berlin water companies (+€31.7 million), whose 2004 results were affected by the capital loss generated by the sale of Berlikomm.

Net income attributable to minority interests for the year ended December 31, 2004 was €137.5 million. This line item mainly relates to minority interests in the Water segment (€49.2 million), and primarily the Berlin water companies, the Energy Services segment (€53.1 million), the Waste Management segment (€21.5 million) and the Transportation segment (€13.9 million).

9.2.3.8	Net income attributable to equity holders

Net income attributable to equity holders was €623.0 million in 2005, compared to €391.5 million in 2004. Recurring net income was €627.4 million in 2005, compared to €470.8 million in 2004.

The weighted average number of shares outstanding was 390.4 million on December 31, 2005 and 396.2 million on December 31, 2004. On this basis, net earnings per share attributable to the equity holders was €1.60 in 2005 compared to €0.99 in 2004. Recurring net earnings per share was €1.61 in 2005, compared to €1.19 in 2004.

In 2005, net income broke down as follows:

2005	Recurring	Non- recurring	Total	Notes

	(€ millions)
Operating income	1,903.6	-10.7	1,892.9	9.2.3.1
Finance costs, net	-713.4	—	-713.4	9.2.3.2
Other financial income and expenses	30.5	—	30.5	9.2.3.3
Income tax expense	-427.2	4.3	-422.9	9.2.3.4
Share of net income of associates	14.9	—	14.9	9.2.3.5
Net income from discontinued operations	—	—	—	9.2.3.6
Minority interests	-181.0	2.0	-179.0	9.2.3.7

Net income attributable to equity holders of the parent	627.4	-4.4	623.0

In 2004, net income broke down as follows:

2004	Recurring	Non- recurring	Total	Notes

	(€ millions)
Operating income	1,619.6	-139.0	1,480.6	9.2.3.1
Finance costs, net	-715.6	-16.5	-732.1	9.2.3.2
Other financial income and expenses	1.7	44.4	46.1	9.2.3.3
Income tax expense	-321.6	137.5	-184.1	9.2.3.4
Share of net income of associates	24.2	—	24.2	9.2.3.5
Net income from discontinued operations	—	-105.7	-105.7	9.2.3.6
Minority interests	-137.5	—	-137.5	9.2.3.7

Net income attributable to equity holders of the parent	470.8	-79.3	391.5

Recurring net income rose from €470.8 million in 2004 to €627.4 million in 2005, an increase of 33.3%. This rise was primarily due to the increase in operating income and control of financial interest expense.

Back to Contents

9.3	Financing
9.3.1	Cash flows

Operating cash flow before changes in working capital (“operating cash flow”) increased by 6.6%, from €3,460.6 million in 2004 to €3,687.3 million in 2005. Excluding the cash flow of discontinued operations in 2004 (€232.8 million), operating cash flow increased by 14.2%, reflecting the Group’s improved operating performance. The definition of operating cash flow recommended by the Conseil national de la comptabilité (French National Accounting Council) excludes the impact of financing activities and taxation.

Net cash flow from operating activities decreased from €3,517.0 million in 2004 to €3,296.3 million in 2005. Apart from the change in operating cash flow, the reduction occurred because working capital requirements increased by €52.2 million in 2005, whereas they had declined by €294.4 million in 2004. The slight increase in working capital requirements during 2005 was the result of growth in the Company’s business.

Net cash from (used in) investing activities totaled -€2,540.2 million in 2005, compared to a net cash inflow of €174.6 million in 2004. In 2004, net cash from investing activities included €2,150 million in proceeds from strategic divestitures, specifically water assets in the United States and FCC. Excluding these items, net cash of -€1,975.4 million was used in investing activities in 2004. The increase of €564.8 million in net cash used in 2005 was mainly due to the €327 million (amount net of acquired cash) investment in the company that holds the Braunschweig contract and from the €154 million investment in the company that manages the Polish city of Lodz’s district heating network.

Net cash used in financing activities rose from -€1,795.5 million in 2004 to -€3,152.8 million in 2005.

In 2004, proceeds from asset divestitures were used to repay long-term borrowing.

In 2005:

•	€1,535 million was paid to redeem outstanding convertible bonds (known by their French acronym as OCEANEs);
•	€500 million was paid to redeem outstanding euro-medium term notes in November 2005;
•	borrowings to finance sales of receivables declined by €547 million;
•	€1,150 million was paid to partially redeem a bond issue maturing in 2008;
•	€300 million was paid to redeem subordinated notes redeemable in shares (TSARs);

and conversely:

•	€2,726 million in bonds were issued.

As a result of the cash flows described above, cash and cash equivalents totaled €1,829.3 million at December 31, 2005, compared to €4,240.2 million at December 31, 2004. Cash and cash equivalents were higher at the end of 2004 because of the need to repay outstanding OCEANEs that matured on January 3, 2005.

Back to Contents

9.3.2	Sources of funds

As of December 31, 2005, Moody’s and Standard & Poor’s rated the Company as follows:

	Short-term	Long term	Outlook	Recent events

Moody’s	P-2	A3	Stable	Moody’s upgraded its rating on Veolia Environnement’s long-term debt on June 27, 2005 from Baa1 to A3.
Standard and Poor’s(1)	A-2	BBB+	Stable	Standard & Poor’s confirmed its ratings on Veolia Environnement on December 6, 2005.

______________
(1)	The EMTN program is rated BBB by S&P.

In 2005, Veolia Environnement pursued an active refinancing policy aimed at strengthening its financial condition and extending its debt maturities.

The principal debt items that matured in 2005 and that were either repaid or refinanced were as follows:

•	The OCEANEs convertible into Vivendi Universal shares, issued on April 26, 1999 and maturing on January 1, 2005, were fully repaid for €1,535.3 million, including a redemption premium of €91 million.
•

The Berlin contract acquisition debt incurred by RWE/Veolia Wasser Beteiligungs AG (RVB), totaling €600 million and maturing January 15, 2005, was fully refinanced for the same value for three years and will mature on January 15, 2008.

•	The €500 million of euro medium-term notes issued on November 8, 2001 and bearing interest at a fixed rate of 4.75% matured on November 8, 2005 and were redeemed by the Company.
•

In addition, the subordinated loan notes redeemable in preference shares (TSARs) issued on December 28, 2001 by the subsidiary VEFO and maturing on December 28, 2006 were redeemed prior to maturity on March 31, 2005 for €300 million.

All of these 2005 financing transactions, both on the capital markets and with banks, were intended to optimize the Company’s debt profile with an emphasis on: 1) achieving a better match between assets and liabilities, 2) extending the average maturity of long-term debt, 3) smoothing out the debt repayment schedule, 4) diversifying financing sources and 5) taking best advantage of market conditions.

Veolia Environnement’s main financing activities in 2005 were as follows:

•

On June 17, 2005, Veolia Environnement issued bonds indexed to the inflation rate of the euro zone. This €600 million issuance matures in 10 years and bears interest at 1.75% plus the euro-zone’s ex-tobacco inflation rate. The Company’s natural exposure to inflation – many contracts are indexed to sector price trends and hence indirectly to inflation – makes it logical for Veolia Environnement to issue this type of instrument.

•	On November 30, 2005, Veolia Environnement issued €500 million in a variable-rate “private placement” at 3-month Euribor +0.07%, with a maturity of 18 months.
•	On December 12, 2005, Veolia Environnement carried out the following two-stage transaction:
-

It repurchased part of the outstandings under the June 2008 bond issue for €1.15 billion. This issue originally totaled €2.0 billion. Following a partial repurchase in early 2004, outstandings totaled €1.85 billion.

-	It issued €1.5 billion in bonds in two tranches:
•	a €900 million, 10-year issue maturing in February 2016, with a nominal coupon of 4%, and
•	a €600 million, 15-year issue maturing in December 2020, with a nominal coupon of 4.375%.

The principal refinancing activities in bank debt were as follows in 2005:

Back to Contents

•

Syndicated credit facility in Czech crowns (CZK): On July 29, 2005, Veolia Environnement refinanced its CZK 8 billion syndicated loan maturing in November 2008 with a CZK 12 billion two-tranche credit facility, one maturing in seven years (CZK 4 billion) and the other maturing in five years (CZK 8 billion). There were two reasons for this refinancing: 1) covering all the needs of Czech subsidiaries at particularly favorable terms while 2) maintaining flexibility by extending maturity dates.

•	On January 15, 2005, the Berlin contract acquisition debt of €600 million incurred by RWE/Veolia Berliner Wasser Beteiligungs AG (RVB) was refinanced for three years.

At the same time, Veolia Environnement sought to optimize the cost and maturity profile of its debt financing through the following transactions:

•

Refinancing of the €3.5 billion syndicated loan: On April 21, 2005, Veolia Environnement entered into a new, €4 billion, seven-year syndicated loan to refinance the €3.5 billion, five-year syndicated loan entered into on February 19, 2004. Apart from extending the maturity of its commitments, this refinancing enabled the Company to achieve a significant reduction in the cost of this facility.

•

Renegotiation of bilateral facilities: Veolia Environnement pursued negotiations aimed at extending the maturity of existing bilateral lines of credit, at renewing maturing lines and at implementing new, principally medium-term lines of credit. The average maturity of bilateral lines nearly doubled from two to four years. As of December 31, 2005, credit lines totaled €975 million, including €250 million short-term, fully-undrawn lines.

The syndicated credit documentation and credit lines contain no disruptive coverage financial covenants.

As of December 31, 2005, net financial debt broke down as follows:

	December 31, 2005	December 31, 2004

	(€ millions)
Long-term borrowings	13,722.8	12,157.0
Short-term borrowings	2,138.2	5,426.1
Bank overdrafts	506.8	420.1

Sub-total, financial debt	16,367.8	18,003.2

Cash and cash equivalents	-2,336.1	-4,660.3
Less fair value on hedging instruments	-161.1	-284.0

Net financial debt	13,870.6	13,058.9

- Long-term and short-term financial loans and marketable securities	-2,775.0	-2,763.4

Economic net debt	11,095.6	10,295.5

The table below shows the Company’s maturity schedule for long-term borrowings, as of December 31, 2005:

		Payments due by period

	Total	1-2 years	2-5 years	> 5 years

	(€ millions)
Bank loans	5,864.9	1,798.0	1,936.8	2,130.1
Bonds	7,857.9	550.8	883.8	6,423.3

Total	13,722.8	2,348.8	2,820.6	8,553.4

9.3.3	Divestitures

Asset divestitures totaled €348.1 million in 2005, and €327.5 million net of the cash of companies sold.

Back to Contents

Financial divestitures in 2005, which totaled €174.6 million excluding cash of companies sold, included the following items:

•	a minority stake in Acque Potabili (Veolia Water in Italy) for €20.9 million;
•	a 20% stake in a company that owns Bonna Sabla (Veolia Water in France) for €35.8 million;
•	CBM (Veolia Transportation in France) for €31.5 million;
•	the Portuguese business of Veolia Environmental Services for €18 million;
•	maintenance services for the nuclear energy industry (Veolia Energy Services (Dalkia)) for €17 million.

Cash related to financial divestitures totaled a negative €20.6 million, due essentially to a negative €6 million related to Connex Transport Ireland.

The principal industrial divestitures in 2005, which totaled €173.5 million, included the following items:

•	a block of properties in Norway belonging to Veolia Environmental Services for €19 million;
•	a New Zealand business belonging to Veolia Environmental Services for €12 million;
•	other industrial assets with individual values of less than €10 million and essentially representing rotation of operating assets.
9.3.4	Capital expenditures

	Industrial investments (1)		Financial investments (2)		New IFRIC 4 loans

	2005	2004	2005	2004	2005	2004

	(€ millions)
Water	912	861	614	185	174	161
Waste Management	739	710	105	53	3	—
Energy Services	252	247	203	88	85	5
Transportation	195	153	175	67	7	11
Other	30	126	1	42	—	—

TOTAL	2,128	2,097	1,098	435	269	177

______________
(1)	including those financed through capital leases
(2)	excluding cash and cash equivalents of acquired companies

Industrial investments

Industrial investments, excluding investments through capital leases, totaled €2,081.9 million in 2005, compared to €1,964.0 million in 2004, representing a moderate rise of 6%. In 2004, these figures included €100 million in investments related to FCC.

Investments including those financed through capital leases totaled €2,128 million and broke down as follows:

•	Water: €912 million, an increase of 5.9% from 2004, of which €328 million were for growth-related spending and €584 million were for replacement and maintenance spending.

Back to Contents

•	Waste Management: €739 million, an increase of 4.1% from 2004, of which €207 million were for growth-related spending and €532 million were for replacement and maintenance spending.
•	Energy Services: €252 million, an increase of 2.0% from 2004, of which €81 million were for growth-related spending and €171 million were for replacement and maintenance spending.
•	Transportation: €195 million, an increase of 27.5% from 2004, of which €67 million were for growth-related spending and €128 million were for replacement and maintenance spending.

Financial investments

Financial investments, including net cash borrowings of acquired companies of -€154 million in 2005, totaled €944 million in 2005, compared to €334 million in 2004. In 2004, these investments included €32 million related to FCC.

Financial investments (excluding cash of acquired companies) totaled €1,098 million and broke down as follows in 2005:

•

Water: €614 million, compared to €185 million in 2004. The principal financial investments related to the Braunschweig contract (€374 million), acquired contracts in China (€62 million) and in Australia (€16 million), where the Company bought 47.5 % of United Water, previously held by Thames Water, and in the United Kingdom the acquisition of the engineering company Weir Techna for €41 million.

•

Waste Management: €105 million, compared to €53 million in 2004. Shanks’ toxic waste business in the United Kingdom was acquired for €43 million, the minority interests in Onyx Norway were bought out for €11 million and Vasko was acquired in North America for €16 million.

•	Energy Services: €203 million, compared to €88 million in 2004, including the Lodz acquisition in Poland for €171 million and the purchase of Conade, a Chilean company, for €8 million.
•

Transportation: €175 million, compared to €67 million in 2004. The principal investments were in Norway, where the Company acquired Helgelandske for €20 million, and in the United States, where it acquired ATC/Vancom for €77 million.

Cash related to financial investments totaled €154 million, related essentially to the Braunschweig (€47 million), Weir Techna (€20 million) and Lodz (€17 million) companies.

Financing on behalf of third parties (IFRIC 4 loans)

Project financing in the form of IFRIC 4 financial loans totaled €269 million in 2005, compared to €177 million in 2004, representing a rise of 52.0%.

Investments through IFRIC 4 financial loans broke down as follows:

•	Water: €173.7 million, up 8.1% from 2004, owing to progress on construction projects in Europe (The Hague and Brussels), partially offset by project start-ups in Asia.
•	Waste Management: €2.8 million, essentially in the United Kingdom;
•	Energy Services: €85.4 million, compared to €5 million in 2004. These investments were principally in France, with €52.1 million in the co-generation subsidiaries and €11.1 million in Italy.
•	Transportation: €7.4 million, a decline of 36.4% from 2004. €5 million of these investments related to Spanish contracts.

Back to Contents

9.3.5	Working capital requirements

Net working capital requirements changed direction in 2005. After declining by €294.4 million in 2004, they rose by €52.2 million in 2005. This slight increase resulted from growth in the business.

9.3.6	Market risk

Please see chapter 20, note 34 to the consolidated financial statements.

9.4	Return on capital employed (ROCE)

To track the Company’s overall profitability and that of each division, the Company has decided to rely on return on capital employed (ROCE), which measures Veolia Environnement’s ability to earn a return on the funds provided to it by shareholders and lenders.

Return on capital employed is defined as the ratio of:

•	results of operations net of tax, share of net income of associates excluding revenue from financing on behalf of third parties (return on IFRIC 4 loans), divided by
•	average capital employed during the year.

Net results of operations are calculated as follows:

	2005	2004

	(€ millions)
Recurring operating income	1,903.6	1,619.6
Revenue from financing on behalf of third parties	-125.8	-96.7
Share of net income of associates	14.9	24.9
Income tax expense (1)	-402.1	-322.5

Net results of operations	1,390.6	1,225.3

______________
(1)

In 2004, the financial restructuring transactions that followed the divestiture of US businesses generated tax-loss carry forwards recognized in the consolidated balance sheet. Given its exceptional character, an amount of €138 million, representing the gain in earnings, was eliminated from the calculation of ROCE. In 2005, the use of these carry forwards led to a €21 million charge, which was also eliminated from the ROCE calculation.

Average capital employed during the year is defined as the average between capital employed at the beginning and the end of the year.

Capital employed is defined as the sum of all net intangible assets, net property, plant & equipment, goodwill net of impairment, investments in associates net operating and non-operating working capital requirements, less provisions and other non-current liabilities.

Capital employed is calculated in the following manner:

	December 31, 2005	December 31, 2004	December 31, 2003

	(€ millions)
Net property, plant & equipment and net intangible assets	13,523.0	12,017.1	11,884.0
Goodwill net of impairment	4,863.1	4,383.6	4,256.6
Investments in associates	201.5	219.2	225.9
Net operating and non-operating working capital requirement (1)	269.7	308.6	945.6

Back to Contents

Provisions	-2,387.4	-2,006.5	-1,968.6
Other non-current liabilities	-362.2	-353.6	-372.4

Capital employed	16,107.7	14,568.4	14,965.1

Average capital employed	15,338.1	14,766.8

______________
(1)	including net deferred tax but excluding deferred tax related to US divestitures and related restructurings (€126 million in 2004 and €117 million in 2005).

The Company’s return on capital employed (ROCE) is as follows:

	Net results of operations	Average capital employed during the year	ROCE

	(€ millions)
2005	1,390.6	15,338.1	9.1%
2004	1,225.3	14,766.8	8.3%

In contrast to the intermediate balances of the income statement, ROCE is relatively insensitive to currency effects.

The positive change in ROCE in 2005 reflected the combined effect of the Veolia Environnement 2005 efficiency plan, further maturity in the contract portfolio and control over capital employed.

9.5	Statutory auditors’ fees

In 2004 and 2005, Veolia Environnement paid the following fees to its Statutory Auditors for services rendered in connection with all consolidated companies:

	KPMG network		Ernst & Young network

	2005	2004	2005	2004

	(€ millions)
Audit services, (1)	13.1	12.2	13.0	11.8
Audit-related services(1) (2)	6.6	4.9	3.9	7.3
Other services (tax services, etc.) (1)	—	—	—	0.4

Total	19.7	17.1	16.9	19.5

______________
(1)	Includes fees relating to proportionally consolidated companies.
(2)	Includes fees relating to the preparation of comfort letters, attestations, acquisition audits and IFRS review.
9.6	Outlook
9.6.1	Forecasts

For 2006, Veolia Environnement will seek to increase revenue by 6% to 8%, to achieve a proportionally greater increase in operating income than in revenue, and to generate positive free cash flow before new projects. It aims to achieve these objectives while maintaining a sound balance sheet. Specifically the Company is targeting a net debt to cash flow ratio18 equal to or less than 3.5.

9.6.2	Objectives and outlook

In the medium-term, Veolia Environnement will seek to take advantage of the growth in markets in which it operates so as to increase revenue by 6% to 8% per year on average, with the goal of achieving a ROCE of

Back to Contents

10% in 200718.

______________
[18]	These objectives are not part of the provisional information set forth in the Statutory Auditors’ Report in paragraph 13.3.

Back to Contents

CHAPTER 10

CASH FLOW AND CAPITAL

Information relating to cash flows, working capital requirements and investments is set forth in paragraph 9.3 and in paragraph 20.1, notes 13, 17 and 23 of the consolidated financial statements. Information relating to borrowing conditions and the structure of Veolia Environnement’s financing is set forth in paragraph 20.1, notes 20 to 22 of the consolidated financial statements.

Within the context of its transition to IFRS as of January 1, 2004, Veolia Environnement has entered into discussions with financial institutions that have provided it with various financing (syndicated credits and bi-lateral lines) in order to adapt the definitions and commitment levels set forth in the terms of these financings (principally with regard to structural subordination) to the new accounting standards. These discussions are largely technical, and are not intended to modify the nature of the Group’s existing commitments.

Back to Contents

CHAPTER 11

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

11.1	Research and development (R&D)

R&D: Meeting Environmental Challenges

Protecting the environment is an essential task in this new millennium. Population growth as well as an improving quality of life in developing countries have led to significant tension concerning the availability and quality of water resources. Greenhouse gas emissions pose ever greater risks to the world’s climate. Beyond risks to the environment, the quality of life and health of individuals are now at stake.

Finding a solution to these challenges requires the mobilization of public and private actors. Effective solutions will have to be based on technology that is innovative, reliable and cost-effective so as to be available to the greatest number of people.

R&D is therefore an important part of Veolia Environnement’s strategy, to which it has allocated increasing resources. Veolia Environnement’s ability to remain a leader is closely tied to its research and development capabilities.

Veolia Environnement’s research programs have three objectives:

•	anticipating environmental and health problems to which the Group’s businesses can find solutions;
•	ensuring the safety and security of the Group’s activities; and
•	creating technological solutions that are increasingly effective, reliable and accessible to the largest number of people.

R&D Resources

Veolia Environnement’s R&D activities are coordinated by its research, development and technology department, or “research department”. In 2005, this department consisted of nearly 600 experts worldwide (including 300 researchers and 300 on-site developers) with a total annual budget of €105 million19.

The research department works on behalf of all of the Group’s divisions, given that their needs are similar. In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all divisions, the research department helps to ensure that the Group applies a consistent strategy.

Veolia Environnement has three main research centers in France:

•

An energy and waste research center (Creed), based in Limay with branches in the United Kingdom and Australia, which focuses on waste treatment technologies (incineration, co-incineration, CET, etc.), on material recovery and on optimization of services in the energy sector, including by resorting to alternative energies (fuel cells and wood channels) or renewable energies (solar sensors).

•

A transportation research center (Eurolum), based in Paris, which focuses on information systems (both for the operator and for the traveling client), on innovative transportation systems (transportation on demand, for example), on vehicles and clean fuels, and on infrastructures, logistics and monetics.

•	A water research center (Anjou Research), based in Maisons-Laffitte with branches in Germany, the United States and Australia, which is the historical research center of Veolia Water (Compagnie
______________
[19]	For the fiscal year ended December 31, 2005, research costs totaled €62.9 million, which, when added to development costs at different industrial sites, totaled €105 million.

Back to Contents

Générale des Eaux). It includes 130 researchers who work primarily on drinking water (from production to distribution of drinking water), purification (urban wastewater treatment, sludge treatment and odor treatment) and industrial water solutions. The European Commission has named it a “Marie Curie Center of Excellence” for its membrane, disinfecting and modeling technology. The Anjou research center includes an expert center on membranes (ARAMIS), which evaluates the performance of membranes so as to improve operating conditions.

Veolia Environnement established an international research and development correspondent network in 2003 in order to identify and analyze specific local needs in terms of technical development and innovation. Certain research centers abroad have acquired specialized expertise and are partners with centers in France. These research centers help to highlight Veolia Environnement’s technological expertise. In the area of water for example, the Berlin Centre of Competence for Water (KompetenzZentrum Wasser) has become an international reference point for information relating to the protection of water resources.

Veolia Environnement’s research department coordinates technical “support” functions relating to technological information, environmental management, intellectual property defense and laboratory analysis. The research department also coordinates the technical functions of various other departments, such as Veolia Environnement’s health department. These technical support functions play a role in anticipating future needs as environmental regulations evolve. Veolia Environnement’s goal is not only to satisfy current health and environmental standards but also to follow the progress of health and environmental authorities as they develop new norms for the future.

The health department assists in defining the scope of Veolia Environnement’s research programs. In particular, the health department identifies emerging sanitary dangers and establishes sanitary indicators, and conducts work aimed at achieving better command over the risk of legionnaire’s disease. The health department is also a recognized partner for public health bodies and institutions such as the Institut de Veille Sanitaire, Direction Générale de la Santé, AFSSE or INSERM.

A specific environmental department assesses the environmental impact of Veolia Environnement’s activities and steers Veolia Environnement’s environmental management system. It prepares the follow-up, monitoring and reporting procedures of the Group’s environmental data and contributes to the preparation of commercial offers. A network of information experts within the research department manages the Group’s scientific and technical information and places at employees’ disposal tools for technical, commercial and regulatory monitoring.

The research department also coordinates a network of laboratories (8 sites in France) that are part of an environmental analysis center. This center’s expertise extends to all of the Group’s divisions, and includes a microbiology and chemistry analytical research laboratory. Its missions are:

•	quicker and more precise analytical technical development;
•	improvement of already existing methods.

The environmental analysis center is an indispensable link in the areas of:

•	sanitary risk control,
•	environmental quality measures,
•	processing evaluation,
•	network management assistance.

Veolia Environnement relies on technological innovations, the development of which is a full-time activity as part of a long and complex process.

The main steps in the innovation process are:

Back to Contents

•

strict regulatory, technological and commercial monitoring that enables the Group to anticipate future needs and proceed with the launch of new research programs as quickly as possible. Tests in the laboratory or in the field are then made to check the feasibility of the research. At this stage, analytical modeling[20] may be carried out depending on the circumstances (i.e., exploring functionality and cost containment potential).

•	If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.
•	The next phase is the development of a pre-industrial unit to be installed on a site and operated by personnel.

For each of the steps in the innovation process, various entities (research, laboratory, university or private teams) are required to collaborate. For Veolia Environnement, the objective of these partnerships is to discover early on innovations that could have a positive impact on its businesses. Many public-private and international partnerships have therefore been forged (research or co-financing agreements) with, among others:

•	the Institut Pasteur, Inra, CNRS, Ademe, EPA;
•

French and foreign schools: INSA (Lyon and Toulouse), Ecole des Mines, Imperial College (London), University of Lund (Sweden), University of Florida, Ecole Polytechnique of Montréal, University of Hong Kong.

Veolia Environnement’s researchers also take part in European research programs (involvement in the LIFE and PCRD projects in particular).

Research Themes

In the area of energy services, R&D activities have resulted in the development of tools that enable Dalkia to adapt to new market conditions: cost control by optimization of traditional techniques (continuous measuring of gas quality, efficiency of cold production) and development of alternative energies (demonstrations of cogeneration by fuel cell, energy wood, solar energy). To prevent health and environmental risks, teams are working on the elaboration of new techniques (control of legionella, CO2 capture techniques, internal air quality measures).

In the area of waste management, research efforts are focused in two areas: improvement in the performance of major waste treatment channels (compost and organic waste methanization, storage, incineration), and the creation of new channels, in particular with respect to recycling (automated selection), waste recovery (hazardous wastes, electric and electronic waste) and energy recovery (alternative combustibles). These research efforts are at an advanced enough stage that a set of operational pilot units already exists. These industrial-sized devices allow the Group to perform operations that will yield representative sample data and experiment with new technological configurations. Preliminary results have been encouraging, and some projects may move more quickly to the industrialization phase.

In the area of transportation, the Group’s logistics program has led to the launch of operational research programs on driving assistance systems for the Group’s agents (fore and aft steering assistance for TEOR vehicles currently operated in Rouen, new technology that minimizes the time for buses to cross intersections, PUVAME to reduce accidents between buses and pedestrians or cyclists, LOCOPROL for railway signal lights). The year 2005 was marked by the introduction of new smaller sized vehicles for local service (Microbus) and by the large-scale rollout of a traveler information service on mobile phones in Bordeaux. Regarding atmospheric pollution, in parallel to the studies currently being conducted on the

______________
[20]

At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanisms. This technology enables researchers to simulate the running of installations and to test a greater number of scenarios to improve their efficiency. Over a shorter period, such software enables researchers to optimize test protocols.

Back to Contents

pollution control systems of land transportation vehicles (EURO 3 type, followed by EURO 4), the Group has initiated studies on ways to reduce electricity consumption by trams.

In the area of water, research efforts have focused in particular on the management and protection of water resources. For example, Veolia Environnement is involved in the “Bankfiltration” project at the Berlin Centre of Competence for Water, which is aimed at controlling the entire water cycle, including ground water. The project involves the efforts of approximately thirty researchers and five universities. Other research is being conducted in Australia on the injection of groundwater that will expand Veolia Environnement’s experience in this field as well as the array of technologies Veolia Environnement is capable of offering to clients. With respect to drinking water production, research efforts relate to the optimization of treatment processes and the use of membranous technologies.

In the area of wastewater treatment, research into pollution control installations and networks have enabled the development of real-time management tools for wastewater treatment systems. Research into agronomic recovery of sludge is carried out in tandem with the development (in particular through their industrialization) of new processes such as Biothelys, which reduces the amounts of sludge emitted, Saphyr, which sanitizes and reduces odors, and Pyromix, which co-incinerates sludge and household waste.

The perfecting of tools to assist operations also constitutes a significant part of Veolia Environnement’s R&D efforts. Efforts relate to all type of operations (networks, plants, tanks, stations, etc.), and all fields: water, waste management, energy and transportation. Recent developments made with the help of artificial intelligence (neural networks, fuzzy logic, genetic algorithms, etc.) should lead to promising new uses, in particular for the advanced conduct of processes. They should lead to a range of functions enabling Veolia Environnement to anticipate incidents, to define automatic instructions and to prepare more adjusted maintenance programs.

11.2	Patents and licenses

See Chapter 6, paragraph 6.2.5 (Intellectual property – Dependence of the Company).

Back to Contents

CHAPTER 12

TREND INFORMATION

12.1	Trends

The principal trends relating to or affecting the Company’s business are described in chapter 6, paragraphs 6.1 and 6.2.

There has been no material adverse change in Veolia Environnement’s prospects since the end of the 2005 fiscal year, and the Company does not know of any event or circumstance that could reasonably have a material effect on its prospects for the current fiscal year.

12.2	Recent developments

Veolia Environnement – Group level

On February 15, 2006, Veolia Environnement conducted an issuance of €300 million under its Euro Medium-Term Note (EMTN) program, which bears interest at 3-month Euribor plus a margin equal to 0.06%, and matures in February 2008.

At the end of March 2006, Veolia Environnement reached an agreement with noteholders (primarily U.S. investors) in respect of a private placement of notes that it made in the U.S. in 2003 (see paragraph 20.1, note 20(b) to the consolidated financial statements). This agreement resulted in the modification of certain financial covenants (in particular coverage ratios) contained in the terms of the notes, in connection with the Group’s transition from French GAAP to IFRS.

Veolia Water

During the first quarter of 2006, Veolia Water pursued further commercial development in Europe, Asia and the Middle East.

In January, Veolia Water won a 25-year contract to manage water and wastewater services as well as client relations in the region of Prostejov in Central Moravia (70,000 inhabitants). This contract represents estimated total cumulative revenue of €132 million.

Veolia Water also signed a partnership contract with a subsidiary of Sinopec, China’s leading oil refiner. Under this 25-year agreement, Veolia Water and Sinopec Corp. Beijing Yanshan PetroChemicals (BYP) will set up an equally-owned joint venture to operate facilities to collect, treat and recycle industrial wastewater at BYP’s site at Yanshan, located 50 kilometers southwest of Beijing.

At the beginning of February, the Emirate of Ajman awarded Veolia Water a contract to manage the wastewater services of its capital, Ajman (population of 235,000), via the Moalajah operating company. Veolia Water owns two-thirds of Moalajah, while one-third is owned by Besix, its Belgian partner. The 27-year contract is expected to generate total cumulative revenue for Veolia Water of approximately €187 million over the contract term.

Finally, Veolia Environnement has received expressions of interest for the purchase of its stake in the British water company Southern Water Services. A sale may occur during 2006.

Veolia Environmental Services

The SNPE group and Veolia Environmental Services (in particular SARP Industries) announced that they had created Pyrotechnis in January, a start-up company that will offer new services for demilitarization and soil remediation. Pyrotechnis’ primary missions will be destroying date-expired pyrotechnics such as unexploded munitions, powder residue, distress rockets and various explosive chemicals.

Back to Contents

In addition, since the market for household packaging waste collection is no longer reserved solely to divisions accredited by Eco-Emballages, Veolia Environmental Services is now positioning itself in this market and thereby expanding its “recycling” business. By taking advantage of a new accreditation, called Schedule D, that now authorizes packaging waste collection, Veolia Environmental Services has won four “guaranteed pickup” contracts for packaging waste in Ile-de-France, awarded by several inter-district waste treatment associations. The four contracts total roughly 6,250 metric tons of recycled raw material.

Veolia Energy Services (Dalkia)

Dalkia has established a presence in Canada through the signing of a partnership agreement on February 14, 2006 with Gaz Metro Plus. The partners are setting up a joint venture company called “CDH Solutions & Operations” to develop and operate district heating and cooling networks in Canada. Gaz Metro Plus will contribute its subsidiary CCUM (Climatisation et Chauffage Urbain de Montréal) to the joint venture company, which will be operated by Dalkia. CDH Solutions & Operations will seek to generate an estimated annual turnover of €150 million within three years.

Energy prices are expected to remain elevated during 2006. Within this context, Dalkia expects to further develop its services that seek to improve energy efficiency and to pursue its ongoing management strategy.

Veolia Transportation

Veolia Transportation is currently in discussions with the French state to acquire SNCM (Société Nationale Maritime Corse Méditerranée) together with the investment fund Butler Capital Partners. SNCM is an operator of ferry services and mixed cargo between Marseille/Nice and Corsica, and provides services to Maghreb as well.

At the beginning of January 2006, Veolia Transportation acquired Shuttleport in the United States. Shuttleport provides airport shuttle services, and is in charge of managing transport at the airports of Phoenix, Washington (Dulles), Fort Lauderdale, Saint Louis, San José and San Francisco in particular. The acquisition price was approximately €35 million.

In connection with the development of its activities in Central and Eastern Europe, Veolia Transportation signed a contract with BERD (Banque Européenne pour la Reconstruction et le Développement) in December 2005 to acquire a 35% interest in the holding company that manages activities in this region. The holding company will conduct a share capital increase in order to allow Veolia Transportation to acquire its stake. This transaction is subject to the approval of the Bundeskartellamt.

Back to Contents

CHAPTER 13

FORECASTS OR ESTIMATES OF RESULTS

13.1	Forecasts

For 2006, Veolia Environnement will seek to increase revenue by 6% to 8%, to achieve a proportionally greater increase in operating income than in revenue, and to generate positive free cash flow before new projects. It aims to achieve these objectives while maintaining a sound balance sheet. Specifically the Company is targeting a net debt to cash flow ratio equal to or less than 3.521.

These objectives are based principally on assumptions and estimates relating to the following: (i) exchange rate parity at the group level, (ii) volume estimates based on historical experience, (iii) estimates relating to annual price adjustments on long-term contracts, (iv) estimates as to the evolution in market prices in certain segments of the waste management sector, (v) success of the strategy to control operating costs, and (vi) the price of energy. Certain of these data, assumptions and estimates result from or are based upon, in whole or in part, the conclusions or decisions of the management of Veolia Environnement and its subsidiaries, and may be changed or modified in the future.

The objectives summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates may change or be modified due to uncertainties relating to the economic, financial, competitive and regulatory environment. Moreover, the occurrence of certain risks described under “Risk Factors” in chapter 4 above may have an impact on the Group’s activities and its ability to realize its objectives, as may the current uncertainty relating to the interpretation and application of certain IFRS, in particular those relating to the treatment of concessions (see paragraph 9.2.1 above). In addition, the realization of its objectives is based upon the assumption that Veolia Environnement successfully executes its commercial strategy. Veolia Environnement provides no assurance that the objectives described in this section will be realized, and it expressly disclaims any obligation or undertaking to publish any updates or revisions to these objectives.

13.2	Objectives and outlook

In the medium-term, Veolia Environnement will seek to take advantage of the growth in markets in which it operates so as to increase revenue by 6% to 8% per year on average, with the goal of achieving a ROCE of 10% in 200722.

13.3	Statutory Auditors’ Report on Profit Forecasts

To Mr. Henri Proglio, CEO of Veolia Environnement,

In our capacity as Statutory Auditors of your company and in accordance with European Commission (EC) Regulation No. 809/2004, we hereby present our report on Veolia Environnement’s result forecasts for the year 2006 included in chapter 13 (paragraph 13.1) and in chapter 9 (paragraph 9.6) of its “document de reference” for the year 2005, which was filed with the AMF on April 6, 2006.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the provisions of European Commission (EC) Regulation No. 809/2004 and the CESR advice on forecasts.

______________
[21]	These objectives are not part of the provisional information set forth in the Statutory Auditors’ Report in paragraph 13.3.
[22]	These objectives are not part of the provisional information set forth in the Statutory Auditors’ Report in paragraph 13.3.

Back to Contents

It is our responsibility to express, in accordance with the terms required by Annex I, item 13.3 of European Commission (EC) Regulation No. 809/2004, our conclusion on the appropriateness of the preparation of such forecasts.

We conducted our work in accordance with the auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Veolia Environnement. Our work also involved collecting data and explanations we deemed necessary in order to obtain reasonable assurance about whether the forecasts were appropriately prepared on the basis of the specified assumptions.

We remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented, and so we do not express any conclusion about the potential realisation of such forecasts.

In our opinion:

•	The forecasts have been appropriately prepared on the basis indicated,
•	The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Veolia Environnement.

Without qualifying the above conclusion, we draw your attention to the existence of uncertainties on the interpretation and the application of some IFRS rules, especially those regarding service concession arrangements for which there is not any specific position under IFRS. This situation could significantly change the historical data and forecasts published by the company.

This report is issued in accordance with European Commission (EC) Regulation No. 809/2004 for the sole purpose of any public offering—in France and any other EU country in which the prospectus for any offering would be notified—conducted on the basis of a prospectus that includes or incorporates by reference the “document de reference” for the year 2005. It may not be used in any other context.

Paris and Neuilly-sur-Seine, April 6th, 2006

The Statutory Auditors

SALUSTRO REYDEL		BARBIER FRINAULT & AUTRES
Member of KPMG International		Ernst & Young

Bernard Cattenoz	Bertrand Vialatte	Jean Bouquot	Patrick Gounelle

Back to Contents

CHAPTER 14

BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

The Company has been a société anonyme à conseil d’administration since its general shareholders’ meeting held on April 30, 2003, which is a French corporation with a single board of directors. Its shares are quoted on the Eurolist of Euronext and on the New York Stock Exchange (NYSE). The Company is subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the U.S..

14.1	Board of Directors of the Company

Composition of the Board of Directors and Business Activities Conducted Outside of the Company

The following table sets forth the names and ages of the members of the board of directors as of the date of filing of this reference document, the date of their first appointment to the board and the date of expiration of their current term, their current function within the Company, their current principal business activities conducted outside of the Company including other directorships, as well as any other positions held over the past five years.

The current directorships set forth below are provided as of January 31, 2006.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years

Henri Proglio Age 56 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company: Chairman and Chief Executive Officer of Veolia Environnement

In France:

Director of Thales; Member of the supervisory board of Elior; Director of EDF; Director of Casino, Guichard-Perrachon; Member of the supervisory board of Lagardère; Member of the supervisory board of CNP Assurances; Deputy on the supervisory board of Caisse Nationale des Caisses d’Epargne; Manager of Veolia Water; Chairman of the board of directors of Veolia Environmental Services; Chairman of the board of Veolia Transportation; Member of the supervisory boards A and B of Dalkia; Chairman of the board of directors of Veolia Water; Chairman of the supervisory board of Dalkia France; Director of SARP; Director of SARP Industrie; Director of Dalkia International; Director of Société des Eaux de Marseille; President of Veolia Environnement Campus.

Outside France:

Chairman of the management board of Vivendi Environnement; Director of EDF International; Director of Vinci; Member of the supervisory board of CEO; Member of the supervisory board of CFSP; Director of Comgen Australia; Chairman and chief executive officer of Veolia Transportation; Director of Connex Asia Holdings (Singapore); Director of Connex Leasing (United Kingdom); Director of Connex Transport AB (Sweden); Director of Connex Transport UK (United Kingdom); Director of Coteba Management; Director of Dalkia; Member of the supervisory board of Société des Eaux de Melun; Director of Esterra; Director of B 1998 SL and FCC (Spain); Director of GRUCYCSA (Spain); Director of Montenay International Corporation (USA); Director of ONEL (United Kingdom); Chairman and chief executive officer of Veolia Environmental Services; Director

Back to Contents

Director of Collex; Director of Veolia Transport Australia; Director of Veolia Environnement Services Holdings Plc; Director of Siram; Director of Onyx Asia; Director of Connex Northern Europe; Director of Onyx North America Corp.

of Onyx UK Holdings (United Kingdom); Director of OWS (United Kingdom); Director of SAFISE;

Director of SEURECA; Director of Veolia UK Ltd (United Kingdom); Chairman and chief executive officer of Veolia Water; Director of WASCO (f/k/a USFilter, USA).

Jean Azéma

Age 53

Date of first appointment:
4/30/2003

Expiration of term:
2009

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Principal function outside the Company:

Chief Executive Officer of Groupama SA

Other current directorships and positions:

In France:

Chief executive officer of Groupama Holding and Groupama Holding 2; Director of Société Générale; Director of the ACMA association; Permanent representative of Groupama SA on the board of directors of Bolloré Investissement; Chairman of the Fédération Française des Sociétés d’Assurance Mutuelle (FFSAM); Vice Chairman of the Fédération Française des Sociétés d’Assurance.

Outside France:

Director of Mediobanca.

Chief executive officer of Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA); Chairman of the management board of Groupama SA; Chairman of the management board of Groupama Assurances et Services; Chairman of the management board of Groupama International; Chairman of the management board of Groupama Finance; Chairman of the management board of Groupama Réassurance; Chairman of the management board of Gan SA; Director of Amacam; Director of Sorema NA Reinsurance Company; Director of Groupama Risques Divers; Permanent representative of CCAMA in Gimar Finance SCA; Permanent representative of Groupama Investissement in Gimar Finance SCA; Permanent representative of CCAMA in SCI Groupama les Massues; Permanent representative of Groupama Assurances et Services in Bolloré Investissement; Chief executive officer of Fédération Nationale Groupama.

Back to Contents

Daniel Bouton

Age 56

Date of first appointment:
4/30/2003

Expiration of term:
2006

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 1, 2005

Principal function outside the Company:

Chairman and Chief Executive Officer of Société Générale

Other current directorships and positions:

In France:

Director of Total SA;

Director of Schneider Electric SA.

Member of the supervisory board of Vivendi Environnement; Director of Arcelor.

Jean-Marc Espalioux

Age 54

Date of first appointment:
4/30/2003

Expiration of term:
2006

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Other current directorships and positions: Director of Air France–KLM; Deputy on the supervisory board of Caisse Nationale des Caisses d’Épargne.

Chairman of the Management Board of Groupe Accor; Member of the supervisory board of Club Méditerranée; Permanent representative of Accor on the supervisory board of Groupe Lucien Barrière SAS; Director of Accor.com; Director of Vivendi; Director of Vivendi Universal; Director of Fiat France; Director of Crédit Lyonnais; Director of Accor UK.

Jacques Espinasse Age 62 Date of first appointment: 4/30/2003 Expiration of term: 2006 Principal Function within	Principal function outside the Company: Member of the Management Board and Chief Financial Officer of Vivendi Universal Other current directorships and positions: In France:

Permanent representative of Vivendi Universal on the board of directors of UGC; Chairman of Light France Acquisition (SAS); Director of Multithématiques; Director of Vivendi Universal Publishing; Permanent representative of Vivendi Universal on the board of directors of SOGECABLE (Spain); Director of Vivendi Universal Net.

Back to Contents

the Company: Member of the board of directors of Veolia Environnement

Director of SFR-Cegetel Groupe; Member of the supervisory board of Groupe Canal+.

Outside France:

Member of the supervisory board of SES-Global (Luxembourg); Member of the supervisory board and audit committee of Maroc Telecom (Morocco); Vice-president of Vivendi Communications NA (United States); President of Vivendi Universal Canada Inc. (Canada); Chairman and Chief Executive Officer of Vivendi Universal Exchangeco Inc. (Canada); Chairman and Chief Executive Officer of Vivendi Universal Holdings Cy (Canada).

Paul-Louis Girardot

Age 72

Date of first appointment:
4/30/2003

Expiration of term:
2006

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Principal function outside the Company:

Chairman of the Supervisory Board of Veolia Water

Other current directorships and positions:

In France:

Chairman of the supervisory board of Compagnie des Eaux de Paris; Member of the supervisory board of Dalkia France; Member of supervisory boards A and B of Dalkia; Director of Veolia Transportation; Director of Veolia Environmental Services; Director of Veolia Water; Director of Société des Eaux de Marseille; Member of the supervisory board of Compagnie des Eaux et de l’Ozone.

Chief executive officer of Vivendi Water; Director of Eiffage;

Director of JC Decaux; Member of the supervisory board of Telecom Développement; Director of GG TS;

Member of the supervisory board of Vivendi Environnement; Director of FCC (Spain).

Philippe Kourilsky Age 63 Date of first appointment: 4/30/2003 Expiration of term: 2009	Principal function outside the Company: Professor at the Collège de France. Other current directorships and positions: Member of the board of directors of Ecole Polytechnique; Member of the

Chief executive officer of Institut Pasteur; Director of Institut Curie;

Director of Institut Pasteur de Lille;

Permanent representative of Institut Pasteur on the board of directors of Aventis Pasteur; Director of Institut Pasteur de

Back to Contents

Principal Function within the Company: Member of the board of directors of Veolia Environnement	board of directors of Collège International de Philosophie; Member of the board of directors of LEEM Recherche.	Montevideo (Uruguay), of Institut Pasteur de Hong Kong (China), of Institut Pasteur de Shanghai (China) and of Institut Pasteur de Séoul (South Korea).
Arthur Laffer Age 65 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Chairman and Chief Executive Officer of Laffer Associates and Laffer Investments

Other current directorships and positions:

Outside France:

Founding member of the Policy Consultative Committee of the U.S. Congress; Member of the Council of Economic Advisors of Governor Schwartzenegger; Member of the board of directors or consultative councils of Oxigene Inc., Nicholas-Applegate Growth Equity Fund, Provide Commerce, MPS Group and William Lyon Homes.

Director of Mastec Inc.; Director of Pacific Care Health Systems; Director of Petco Animal Supplies Inc.
Francis Mayer Age 55 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Chief Executive Officer of Caisse des Dépôts et Consignations

Other current directorships and positions:

In France:

Permanent representative on the supervisory board of CNP Assurances; Vice-chairman of the supervisory board of Ixis Corporate & Investment Bank;

Member of the supervisory board and vice-president of Caisse Nationale des Caisses d’Epargne; Chairman of the supervisory board of Société Nationale Immobilière; Chairman of the supervisory board of CDC Entreprises; Director of CDC Holding Finance; Chairman of

Executive vice president and director of Eulia; Chairman of the supervisory board of CDC Ixis; Director of CDC Ixis Private Equity; Member of the supervisory board of CDC Ixis Capital Market; Chairman of the board of directors of la Caisse des dépots développement.

Back to Contents

the supervisory board of Société Nationale Immobilière; Director of Accor; Director of Casino; Director of Dexia.

Serge Michel

Age 79

Date of first appointment:
4/30/2003

Expiration of term:
2006

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Chairman of the Nominations and Compensation Committee since April 30, 2003

Principal function outside the Company:

Chairman of Soficot SAS

Other current directorships and positions:

In France:

Chairman of CIAM Domaine de Pin Fourcat; Chairman of SAS Carré des Champs-élysées; Chairman of Société Gastronomique de l’étoile; Chairman of Groupe Epicure; Member of the supervisory board of Compagnie des Eaux de Paris; Director of SARP Industries; Permanent representative of EDRIF on the supervisory board of Compagnie Générale des Eaux; Member of the supervisory board of Société des Eaux de Trouville Deauville et Normandie; Permanent representative of CEPH on the board of directors of SEDIBEX; Chairman of the supervisory board of SEGEX; Director of Vinci, Eiffage, LCC and Infonet Services.

Director of SOGEA; Director of Fomento de Construcciones y Contratas (FCC) Holding (Spain); Director of FCC Construccion (Spain); Director of Cementos Portland (Spain); Director of Vinci Construction; Director of DB Logistique; Director of STDB; Member of the supervisory board of G+H Montage (Germany).

Baudouin Prot Age 54 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Director and Chief Executive Officer of BNP Paribas

Other current directorships and positions:

In France:

Director of Pinault-Printemps-Redoute;

Permanent representative of BNP Paribas on the supervisory board of Accor.

Outside France:

Senior executive vice president of BNP Paribas; Director of Péchiney, Leval Services, Banque Nationale de Paris Intercontinentale SA; Member of the supervisory boards of Pinault-Printemps-Redoute and Fonds de Garantie des Dépôts; Permanent representative of BNP Paribas on the supervisory board of Fonds de Garantie des Dépôts; Chairman of the supervisory board of Meunier Promotion; Chairman of the board of directors of Compagnie Immobilière de France; Permanent representative of BNP Paribas on the boards of Accor, Cofinoga, Banque Pétrofigaz, Answork; Chairman of the board of directors

Back to Contents

	Member of the board of directors of Pargesa Holding SA (Switzerland); Director of ERBE (Belgium).	of BNP Paribas E3; Member of the supervisory board of Cetelem; Member of the supervisory board of Eurosecurities Partners.
Georges Ralli Age 57 Date of first appointment: 4/30/2003 Expiration of term: 2006 Principal Function within the Company: Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Executive Vice President and Managing Partner of Lazard Frères SAS

Other current directorships and positions:

In France:

Executive vice president and managing partner of Maison Lazard SAS; Chairman and managing partner of Lazard Frères Gestion SAS; Chairman-Chief Executive Officer and director of Lazard Frères Banque; Director of Fonds Partenaires Gestion; Director of VLGI; Director of Chargeurs and Silic; deputy of Eurazeo.

Outside France:

Deputy Chairman of Lazard Group LLC (USA); Member of the executive committee of Lazard Strategic Coordination Company LLC (USA); Member of the board of directors of Lazard & Co. (Italie); Co-chairman of the Comité Européen d’Investissement Bancaire.

Executive vice president of Lazard Frères Banque SA; Director of Lazard Régions SA; Permanent representative of Direct Finance SA; Director of Doctissimo; Director of Crédit Agricole Lazard Financial Products.

Louis Schweitzer Age 63 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company:

Principal function outside the Company:

Chairman of the Board of Directors of Renault

Other current directorships and positions:

In France:

Chairman of the Haute Autorité de Lutte contre les Discriminations et

Chairman of Medef International; Chairman and chief executive officer of Renault; Chairman of the management board of Renault-Nissan BV; Director of Renault Crédit International Banque.

Back to Contents

Member of the board of directors of Veolia Environnement Member of the Nominations and Compensation Committee since April 30, 2003 pour l’Egalité; Director of Électricité de France; Director of BNP Paribas;

Director of l’Oréal; Member of the consultative board of Banque de France;

Member of the board of public interest associations: Musée du Louvre, Musée du Quai Branly and Fondation Nationale des Sciences Politiques.

Outside France:

Vice-chairman of the supervisory board of Philips (Netherlands); Director of AB Volvo (Sweden); Chairman of the Board of Directors of Astra Zeneca (United Kingdom); Member of the consultative board of Allianz (Germany).

Murray Stuart

Age 72

Date of first appointment:
4/30/2003

Expiration of term:
2006

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Chairman of the Accounts and Audit Committee since April 30, 2003

Mr. Stuart does not currenty hold any positions or directorships in other companies.

Director of Royal Bank of Scotland Group plc, of National Westminster Bank, of Intermediate Capital Group plc; Director of Scottish Power plc and Old Mutual plc; Director of Hammersmith Hospitals NHS Trust.

Members of the board of directors may be contacted at the Company’s headquarters, located at 36/38 avenue Kléber, Paris, France.

Back to Contents

Biographical information of directors

Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of the Company’s Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

Jean AZEMA holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS). He began his career at Caisse Régionale des Pyrénées Orientales from 1975 to 1978, and later worked at Caisse Régionale de l’Allier from 1979 to 1987. From 1987 to 1995, Mr. Azema served as director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South. In June 2000, Mr. Azema was appointed Chief Executive Officer of CCAMA. He was elected the Chairman of the French Federation of Mutual Insurance Companies (Fédération Française des Sociétés d’Assurance Mutuelle) in December 2001. He has been the Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama since June 2000.

Daniel BOUTON holds a degree in political science and is a graduate of the Ecole Nationale d’Administration (ENA). As part of the French financial controllers’ civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991 he has worked at Société Générale, serving as Managing Director from 1993 to 1997, and as Chairman and Chief Executive Officer from 1997 to the present.

Jean-Marc ESPALIOUX holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984 he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he served as Chairman of the Management Board of Accor from 1997 to 2006.

Jacques ESPINASSE holds an MBA degree from the University of Michigan. Since 2002, Mr. Espinasse has served as Chief Financial Officer of Vivendi Universal. Prior to 2002, Mr. Espinasse was the Chief Executive Officer (from 1999) and a Director (from 2001) of TPS – Télévision Par Satellite. Before joining TPS, he held several senior positions within large French companies, including CEP Communication, and Groupe Larousse Nathan, where he was appointed Executive Vice President in 1984, and Groupe Havas, where he was appointed Chief Financial Officer in 1985 and, at the time of the privatization of Havas, served as Executive Vice President from 1987 to 1994.

Paul-Louis GIRARDOT was a Director and the Chief Executive Officer of Vivendi Universal until 1998. While there, he contributed greatly to the development of its activities in the area of telephonic communication, in particular radio-telephone. Currently, his work is principally focused on developing the Company’s outsourcing business in its water division. He has also assisted in Veolia Environnement’s development in the area of energy services and the production of decentralized electricity (co-generation), through Dalkia. He has been serving as the Chairman of the Supervisory Board of Compagnie Générale des Eaux since 2001.

Philippe KOURILSKY is a graduate of the École Polytechnique in France. He joined the Institut Pasteur in 1972. He is currently a professor at the Collège de France.

Arthur LAFFER, PhD holds degrees in economics from Yale and Stanford Universities. He began his career at H.C. Wainwright & Company in the 1960s, then joined the University of Chicago as a professor in economic affairs from 1967 to 1976. He was then appointed as the Charles B. Thornton

Back to Contents

professor in economic affairs at the University of Southern California from 1976 to 1984. Later, he was a Distinguished University Professor at Pepperdine University and a member of its board until 1988. He has been Economic Director of the Federal Office of Management and Budget (1970), special advisor to the Secretary of the Treasury and to the Secretary of Defense (1972-1977) and a member of the Presidential Council of Economic Advisors (1981 to 1989). He was also one of the 25 founding members of the Consultative Council to the U.S. Congress, which was formed in 1998 to provide advice to the 105th and 106th congresses in the area of tax and economics. In 1979, he founded Laffer Associates, an economic research and consulting firm, of which he is currently the chairman and chief executive officer. He is also the founder, chairman and chief executive officer of Laffer Investments.

Francis MAYER is a graduate of ENA and a tenured university professor. He joined the French Finance Ministry in 1979 where, after holding several positions, he became Deputy Director in 1994. In October 1997, Mr. Mayer was appointed President of the Paris Club, and in October 1999 Vice President of the European Investment Bank. Mr. Mayer has been the Chief Executive Officer of the Caisse des Dépôts et Consignations (CDC) since December 2002.

Serge MICHEL has spent his entire career in the construction and public works business, having served as Vice President of Compagnie de Saint Gobain, Deputy Managing Director and President of SOCEA, Chairman of S.G.E. until 1991, Chairman of CISE until 1997 and Deputy Managing Director of Compagnie Générale des Eaux (which became Vivendi Universal) until 1992. He is currently Chairman of Soficot, which he founded in 1997.

Baudouin PROT is a graduate of the HEC business school in Paris and ENA. From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comté region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry. He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice President in 1992 and Chief Executive Officer in 1996. After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.

Georges RALLI holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Mr. Ralli joined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999. Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Frères (Paris).

Louis SCHWEITZER is a graduate of the Institut d’Etudes Politiques de Paris and ENA. He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France. In 1986, Mr. Schweitzer joined Renault’s senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer (in 1989) and Executive Vice President. He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992. He served in this position until April 29, 2005, at which point his sole function within Renault became Chairman of the Board of Directors.

Murray STUART holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. He has pursued a career in industry, commerce and financial services. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Metal Box plc and Carnaud Metalbox (as Vice-President) and Scottish Power Plc (as President from 1992 to 2000). Until May 2002, he also served as Executive Vice President of the Audit Commission for Public Services in the UK, as President of Trust Hammersmith Hospitals NHS, an important

Back to Contents

public health education and research center in London, and as a director of Royal Bank of Scotland Group plc.

14.2	Legal judgments, bankruptcies, conflicts of interest and other information

To the Company’s knowledge, there is no familial relation between members of the board of directors.

To the Company’s knowledge, during the last five years: (i) no condemnation for fraud has been pronounced against any member of the board of directors of Veolia Environnement, (ii) no member of the board of directors has been associated with any bankruptcy, escrow or liquidation proceeding, and (iii) no charge and/or official public sanction has been issued against such persons by legal or regulatory authorities (including designated professional bodies).

Moreover, to the Company’s knowledge, no director has been prevented by a court during the last five years from acting as part of an issuer’s management or supervisory board, or from participating in the management or conduct of an issuer’s business.

To the Company’s knowledge, there is no conflict of interest at the level of the board of directors or management of Veolia Environnement. In addition to the provisions of the French Commercial Code relating to regulated agreements, the board of directors’ internal charter provides that directors must inform the board of directors of any existing or potential conflict of interest and abstain from voting in any situation where such a conflict of interest exists.

There is no current arrangement or agreement with the Company’s principal shareholders, or with clients or suppliers, pursuant to which a person has been selected to act as a member of the board of directors or of management.

To the Company’s knowledge, the members of the board of directors have not agreed to any restrictions on their ability to transfer or sell any interest in the Company’s share capital that they might hold.

Back to Contents

CHAPTER 15

COMPENSATION AND BENEFITS OF DIRECTORS AND SENIOR EXECUTIVES

15.1	Compensation of the chairman and chief executive officer and of directors

Set forth below is the total compensation (including benefits) paid during fiscal year 2005 to directors and the chairman and chief executive officer by the Company and by its subsidiaries as defined in article L.233-16 of the French Commercial Code (Code de commerce).

15.1.1	Chairman and chief executive officer’s compensation

Compensation paid to Mr. Proglio in 2005 was determined according to terms proposed by the nominations and compensation committee and approved by the board of directors.

During 2005, Mr. Proglio received the fixed portion of his compensation for 2005 as well as the variable portion of his compensation for the 2004 fiscal year paid in early 2005, which was determined at the board of directors’ meeting of March 29, 2005. He also received other benefits, as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

Fixed Portion of 2005 Compensation

The board of directors followed the recommendation of the nominations and compensation committee, and decided to increase the fixed portion of Mr. Proglio’s compensation for the 2005 fiscal year by 5%. The fixed portion of Mr. Proglio’s compensation for the 2005 fiscal year therefore amounted to €945,000 (compared to €900,000 during the previous year). At its meeting of March 28, 2006, the board of directors decided to leave this amount unchanged for the 2006 fiscal year.

Variable Portion of the Compensation

70% of the variable portion of compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

Variable compensation for 2004: The amount of Mr. Proglio’s variable compensation in respect of the 2004 fiscal year was determined by the board of directors at its meeting of March 29, 2005, based on the recommendation of the nominations and compensation committee. This amount was paid to Mr. Proglio during the first half of 2005. The performance indicators used by the board to determine this amount, based on the objectives of the 2004 budget, were: the level of return on capital employed (excluding FCC), net recurring income and the improvement in net financial debt, with each indicator carrying a 1/3 weighting. Since each of these indicators had reached the desired level during 2004, the board of directors awarded Mr. Proglio variable compensation of €850,000 for fiscal year 2004, including the qualitative part of the variable compensation.

Variable compensation for 2005: Based on the recommendation of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2005 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of Mr. Proglio’s variable compensation in respect of the 2005 fiscal year, based on the objectives of the 2005 budget, would be: the level of return on capital employed and the level of EBIT (recurring operating income), with each indicator carrying a 50% weighting. The board concluded that given the reduction in debt that had already occurred, the previous indicator of “improvement in net financial debt” had become less important than future trends in operating income. At its meeting of March 28, 2006, the board awarded Mr. Proglio €1,062,500 in variable compensation for the 2005 fiscal year, based on its qualitative assessment of his performance as well as the achievement of the performance objectives set forth above.

Back to Contents

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2005 totaling €2,616, relating to use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2005, Mr. Proglio received gross directors’ fees from Veolia Environnement totaling €34,000, which were paid in respect of the last quarter of 2004 and the first three quarters of 2005 (fees due for the last quarter of 2005 were paid in January 2006). Directors’ fees paid to Mr. Proglio are subject to French taxes (CSG/CRDS deduction) that are withheld from the amounts paid to Mr. Proglio.

Mr. Proglio also received directors’ fees from Veolia Environnement’s subsidiaries in both France and abroad totaling €70,912.

Variation between Mr. Proglio’s Compensation in 2004 and 2005

The table below sets forth total gross compensation paid to Mr. Proglio in 2004 and 2005 (including fixed and variable compensation, directors’ fees and benefits):

	Various compensation

	Fixed		Variable		Directors’ fees paid by VE	Directors’ fees paid by subsidiaries	Benefits*	Total gross compensation

Compensation paid in 2004	900,000		473,620	**	24,517	70,395	3,898	1,472,430
Compensation paid in 2005	944,996	***	850,000	****	34,000	70,912	2,616	1,902,524
______________
*	Related to a company car.
**	Variable compensation due in respect of the 2003 fiscal year and paid in 2004.
** *	The amount approved by the board of directors meeting of March 29, 2005 (€945,000) and referred to above was rounded.
*** *	Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

Retirement Plan

In 2005, Mr. Proglio benefited from a supplementary retirement plan that Veolia Environnement provides to its senior management.

Back to Contents

15.1.2	Board of directors’ compensation[23]

Directors’ Fees Paid in 2005

The table below sets forth the amount of the fees paid to board directors during 2005 by both Veolia Environnement and its subsidiaries:

Director	Directors’ fees paid by Veolia Environnement (in euros)		Directors’ fees paid by Subsidiaries (in euros)

Jean Azema	45,250		0
Daniel Bouton	39,000		0
Jean-Marc Espalioux	45,250		0
Jacques Espinasse	34,000		0
Paul-Louis Girardot	45,250		49,059
Philippe Kourilsky	34,000		0
Arthur Laffer	25,500	*	0
Francis Mayer	34,000		0
Serge Michel	65,000		8,213
Baudouin Prot	34,000		0
Georges Ralli	34,000		0
Louis Schweitzer	45,250		0
Murray Stuart	57,750	*	0
______________
*	After withholding tax.

Total Amount and Division of Directors’ Fees

The shareholders’ meeting of April 30, 2003 set the total annual amount of fees to be paid to the Company’s directors at €600,000. At its meeting of April 5, 2004, the board of directors followed the recommendation of the nominations and compensation committee and decided that the total amount of directors’ fees for the 2004 fiscal year and the allocation thereof would be maintained at the same level paid in 2003.

However, at its meeting of March 29, 2005, the board of directors decided that although it would not propose a change in the total amount of directors’ fees for the 2005 fiscal year, it would modify the allocation of fees in order to take into account the appointment of an additional member to the accounts and audit committee, the replacement of a member on the nominations and compensation committee, as well as the duties incumbent upon the chairman of the accounts and audit committee in particular.

The allocation of directors’ fees approved by the board of directors takes into account the individual workload and responsibilities of each board member and his or her participation in the work of board committees, if any. Directors’ fees for the 2005 fiscal year have been allocated as follows:

•	Total amount: €600,000
•	Person acting in role of board member only: €33,000
•	Person acting in role of board member and committee member: €43,000
•	Chairman of the nominations and compensation committee: €65,000
•	Chairman of the accounts and audit committee: €89,000
______________
[23]

With the exception of the chairman and chief executive officer, the members of the board of directors do not receive any compensation other than the fees paid in connection with their participation in board or committee meetings (jetons de présence). The figures below therefore represent such persons’ compensation for serving as directors only.

Back to Contents

At its meeting of March 28, 2006, the board of directors decided to propose to the combined general shareholders’ meeting of May 11, 2006 (if a quorum is not reached after the first notice of meeting on May 2, 2006) an increase in the total annual amount of fees to be paid to directors, to €770,000. The previous amount of €600,000 has remained unchanged since the general shareholders’ meeting of April 30, 2003. The proposed increase is designed to take into account the duties incumbent upon committee members (in particular those of the accounts and audit committee) and to align the Group’s practices with those of other companies included in the CAC 40 that are listed in the U.S.

At the same meeting of March 28, 2006, the board of directors decided to allocate directors’ fees for the 2006 fiscal year as follows, subject to approval by the general shareholders’ meeting of May 11, 2006 of the increase in the total annual amount of directors’ fees to €770,000:

•	Person acting in role of board member only: €40,000
•	Person acting in role of board member and committee member: €50,000
•	Chairman of the nominations and compensation committee: €80,000
•	Chairman of the accounts and audit committee: €120,000.

The board of directors also decided that the payment of part of the fees due to board members (whether or not members of any committee) would be subject to their attendance at meetings of the board of directors. Accordingly, half of the directors’ fees due to be paid to an individual board member in 2006 (i.e., €20,000) will be subject to his attendance at at least six meetings of the board of directors throughout the year. This amount will, if applicable, be reduced pro rata to any absences recorded.

15.2	Retirement and other benefits

In 2005, there was no contract between board members (including the chairman and chief executive officer) and the Company or its subsidiaries that provided for compensation or other indemnity to be paid to such board member in the event he ceased to perform services on behalf of the Company or its subsidiaries (cf. §16.1.1 infra).

In addition, neither the Company nor its subsidiaries has allocated any amount for the payment of pension or retirement benefits to any board member named in paragraph 14.1 above.

Proposal in respect of the 2006 fiscal year to establish a supplementary retirement plan with defined benefits for the chairman and chief executive officer and other members of the executive committee

At its meeting of September 15, 2005, the board of directors decided to establish a supplementary retirement plan with defined benefits for the chairman and chief executive officer and other members of the executive committee, in line with the practices of other companies listed in the CAC 40. This supplementary retirement plan is a regulated agreement subject to the new provisions of Article L.225-42-1 of the French Commercial Code, and will be presented for approval at the general shareholders’ meeting of May 11, 2006 held on second notice (if a quorum is not reached after the first notice of meeting on May 2, 2006).

The supplementary retirement plan proposed by the board of directors has the following characteristics:

•

a specific regime that takes into account the cancellation (following the separation from Vivendi Universal) of the retirement plan from which Group executives benefited until December 31, 2002 as employees of Générale des Eaux (later named Vivendi, and then Vivendi Universal);

Back to Contents

•	a retirement benefit that is in addition to other retirement benefits acquired as a function of seniority, which is capped at 25% of covered compensation (for 25 years of seniority);
•	a limit on total retirement benefits fixed at 50% of covered compensation (which is the average of the three most recent compensation schedules).

The financing of this retirement plan will be outsourced to an insurer.

On the basis of current estimates (actuarial calculations), the total cost of this retirement plan is expected to amount to 11.4 million euros for the chairman and chief executive officer and 16 million euros for the other members of the executive committee (or a total cost of 27.4 million euros). This is subject to the beneficiaries’ continued service with the Company until the time that they begin receiving benefits, in accordance with the provisions of the French “Fillon” law.

15.3	Compensation of executive committee members

In 2005, the aggregate amount of compensation paid to members of Veolia Environnement’s executive committee (named in Chapter 16, paragraph 16.1.2 hereof), excluding the chairman and chief executive officer, for services in all capacities was €3,933,349, of which €2,393,989 represented the fixed portion of 2005 compensation and €1,539,360 represented the variable portion of compensation relating to the 2004 fiscal year which was paid in the first half of 2005.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of Veolia Environnement’s executive committee, excluding the chairman and chief executive officer, in 2004 and 2005:

	Fixed compensation	Variable compensation		Total compensation

Compensation paid in 2004	2,280,000	1,048,800	*	3,328,800
Compensation paid in 2005	2,393,989	1,539,360	**	3,933,349
______________
*	Includes the variable compensation due in respect of the 2003 fiscal year and paid in 2004.
**	Includes the variable compensation due in respect of the 2004 fiscal year and paid in 2005.

In addition to the above compensation, a profit-sharing payment of €18,000 in respect of the 2004 fiscal year was paid in June 2005.

Back to Contents

CHAPTER 16

FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY

BODIES

16.1	Functioning of supervisory bodies and management
16.1.1	Board of directors

At its meeting on April 30, 2003, the board of directors adopted an internal charter, as well as internal charters for each board committee, aimed at following the recommendations of the report of a French blue ribbon panel chaired by Mr. Daniel Bouton for the improvement of corporate governance in French public companies. Veolia Environnement believes that its practices conform to currently standard corporate governance practices in France.

Composition and appointment

The Company’s board of directors must have between 3 and 18 members, subject to applicable law. Each director must own at least 750 of the Company’s shares in registered form. Each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term, based on proposals made by the board of directors, which itself receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons’ terms as directors.

The Company’s directors can be removed from office by a majority shareholder vote at any time.

The board of directors does not include any members elected by employees or any deputy directors (censeurs), but a representative of the Company’s works council attends board of director meetings in a consultative role.

The terms of half of the Company’s directors (or, if the Company has an uneven number of directors, half plus one additional director) will come up for renewal every three years on a rolling basis. Accordingly, the terms of seven pre-selected directors will be subject to renewal or replacement at the shareholders’ meeting held on May 11, 2006. Thereafter, the terms of board members will come up for renewal or replacement every three years based on seniority of appointment.

At the date of this reference document, the board of directors consisted of 14 members (cf. §14.1 supra), who were all elected at the ordinary general meeting of shareholders on April 30, 2003 for six year terms (i.e., until the end of the shareholders’ meeting called to approve the financial statements for the year ended December 31, 2008), except for 7 directors whose terms will end at the end of the general shareholders’ meeting of May 11, 2006, in order to establish the rolling renewal mechanism described above. These directors are Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Jacques Espinasse, Paul-Louis Girardot, Georges Ralli and Murray Stuart.

Following the recommendations made by the nominations and compensation committee at the board of directors’ meeting held on March 28, 2006, the shareholders’ meeting of May 11, 2006 (if a quorum is not reached after the first notice of meeting on May 2, 2006) will be asked to renew the terms of Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Paul-Louis Girardot, Georges Ralli and Murray Stuart for six years, and to appoint Mr. Jean-Francois Dehecq as a replacement for Mr. Jacques Espinasse (who will resign at the end of the shareholders’ meeting of May 11, 2006).

Evaluation of the independence of directors

To qualify as “independent” under the board of directors’ charter, a director must not have any relations with the Company, its subsidiaries or management that could impair his objective judgment. The board of directors’ charter sets forth in detail the independence criteria that each director must

Back to Contents

satisfy, which are based on the recommendations of the Bouton report for the improvement of corporate governance.

Nevertheless, the board of directors’ charter provides a certain measure of flexibility in applying these independence criteria: the board of directors may deem that one of its members is independent in light of the specific facts and circumstances of that member, his share ownership or any other reason, even if that member fails to meet all of the independence criteria set forth in the charter; on the contrary, the board may consider that one of its members should not be declared independent even though he meets the charter’s independence criteria.

The board of directors’ charter provides that the board must annually evaluate the independence of each of its members prior to publication of the Company’s annual report. This evaluation must take into account the independence rules set forth in its charter, the particular facts and circumstances involved and the conclusions of the Company’s nominations and compensation committee.

After receiving the conclusions of the nominations and compensation committee, the board of directors proceeded with its annual evaluation of the independence of its members on March 29, 2005. At this meeting, the board of directors qualified Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Philippe Kourilsky, Arthur Laffer, Francis Mayer, Baudouin Prot, Louis Schweitzer and Murray Stuart as independent directors under the independence criteria set forth above and the particular facts and circumstances involved. Regarding Messrs. Bouton and Prot in particular, they were deemed to satisfy the Company’s independence criteria, despite the banking relationship the Company maintains with Société Générale and BNP Paribas, respectively. The board of directors concluded so on the basis of the Company’s financial situation, its independence with regard to bank financing and the limited nature of the Company’s commitments with these banks. In contrast, the board deemed that Mr. Georges Ralli no longer satisfied the independence criteria due to the nature of the banking relationship between Veolia Environnement and Banque Lazard during 2004.

On March 28, 2006, the board of directors conducted a new evaluation of board members’ independence, and concluded that the following eight directors continued to satisfy the board’s independence criteria: Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Arthur Laffer, Francis Mayer, Baudouin Prot, Louis Schweitzer and Murray Stuart. Mr. Philippe Kourilsky was deemed to no longer satisfy the independence criteria given his role as a scientific counselor at the Veolia Environnement Institute since September 1, 2005.

Compensation

Director compensation may take two forms: directors’ fees paid for attending meetings of the board of directors (jetons de présence), which is set by the Company’s annual shareholders’ meeting and modified at subsequent meetings if necessary, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

At its meeting of March 29, 2005, the board of directors followed the recommendation of the nominations and compensation committee and decided that the total amount of directors’ fees for the 2005 fiscal year would be maintained at the same level as in 2003 and 2004. However, the board of directors decided to modify the allocation of fees in order to take into account the individual workload and responsibilities of each board member, as well as the change in composition of the board committees (cf. §15.1.2 supra). At its meeting of March 28, 2006, the board of directors decided to propose to the combined general shareholders’ meeting of May 11, 2006 an increase in the total annual amount of fees to be paid to directors, from €600,000 to €770,000 (cf. §15.1.2 supra for the proposed new allocation of such fees). This proposed increase is designed in particular to align the Group’s practices with those of other companies included in the CAC 40 that are listed in the U.S.

No exceptional compensation was awarded to directors in 2005.

Back to Contents

Functioning

The chairman of the board of directors organizes and supervises the work of the board, on which he reports to shareholders. The chairman is also responsible for supervising the Company’s corporate bodies and, in particular, ensuring that directors are capable of fulfilling their duties.

Directors may participate in board deliberations through videoconference. They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except when certain important decisions are made as set forth under applicable law (e.g., establishment of annual financial statements and management report). In 2005, no director participated in board deliberations through videoconference.

The charter of the board of directors calls for the board to meet at least four times per year. During the 2005 fiscal year, the board of directors met seven times, including one special meeting devoted to an acquisition.

Board meetings last approximately 2 hours on average, which allows for thorough examination and discussion of items on the agenda. The average attendance level at board meetings in 2005 was approximately 75%.

In 2005, in addition to providing legal and financial authorizations, the board of directors primarily addressed the following subjects, among others: corporate governance (evaluation of board members’ independence, chairman and chief executive officer compensation, change in the make-up of committees and improvement in the board’s functioning), annual and half-year financial statements, analysis of the implementation of IFRS, budget, divisional presentations (waste management business), employee savings plans and share capital increase reserved for employees (Group Savings Plan), stock option plans, monitoring of the “Veolia Environnement 2005” efficiency plan, deployment of a new “Veolia” brand roll-out and information on employee recruitment and training in France.

In addition, the board of directors must devote at least one meeting per year to a review of the Group’s strategy. In 2005, one such meeting of the board of directors occurred on December 8, 2005, in the form of a presentation and analysis of the Group’s long-term strategy.

Board Evaluation

The board of directors is required to evaluate its work and procedures each year, in order to improve its efficiency, verify that important matters are adequately prepared and discussed within the board and measure the contribution of each board member.

In addition, the board’s internal charter provides that a formal evaluation of its functioning must occur every three years, under the direction of an independent director and an outside consultant, if necessary. This formal evaluation is meant to verify that the board is conducting its work in accordance with its charter, and to identify ways in which functioning and performance can be improved.

A formal evaluation occurred during the first quarter of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail by the committee and debated at the board of directors’ meeting held on June 22, 2004. During the same meeting, the board of directors also evaluated the performance of Company management on the basis of the nominations and compensation committee’s report.

Back to Contents

The functioning of the board of directors, its committees and executive management was considered to be satisfactory as a whole by the Company’s directors. However, certain areas were targeted for improvement. These areas included developing more presentations regarding the Group’s operating activities, expanding information related to competition, corporate strategy and research and development, and increasing the frequency of information concerning cash flows, off-balance sheet commitments and risk management. The board of directors decided not to create any new committees or restructure any existing committees at this time, but examined the possibility of strengthening the accounts and audit committee.

At its meeting of March 15, 2005, the board of directors appointed an additional member of the accounts and audit committee (with effect from April 1, 2005), and replaced a member of the nominations and compensation committee.

At its meeting of March 29, 2005, the board of directors reserved part of its agenda to a discussion of the progress made in improving its functioning, in particular the recommendation made by the nominations and compensation committee to increase the frequency of reporting to directors. In this regard, it noted that in addition to informing it of important information immediately, management had begun to provide it with a detailed description of the Group’s activities, market conditions and other initiatives on a semi-annual basis.

Following the recommendation of the nominations and compensation committee, the board of directors will devote part of its agenda in 2006 to a review and debate over its functioning, in anticipation of the next formal evaluation that will take place during 2007.

Information Available to Directors

The chairman supplies directors with timely information allowing them to fully exercise their duties, and communicates to directors in a continuous manner all significant information concerning the Company. Each director may request and receive any information necessary to carry out his duties, and may receive additional training concerning the Group and its activities if he so desires.

Management strives to deliver documents to be used in board meetings in a timely fashion to directors, as well as communicating to directors without delay any material information concerning the Company between board meetings.

In 2005, the board of directors was periodically informed of the Company’s financial situation, cash flows and off-balance sheet commitments primarily through reports by the accounts and audit committee. The board of directors pre-approved all material financing transactions in accordance with its charter.

In order to perform their duties, directors may meet with the Company’s principal executive officers upon prior notice to the chairman of the board of directors. As a result, the Group’s senior executive vice-president regularly participates in board meetings. In addition, at the request of the chairman or a director, an executive officer may be invited to a meeting of the board of directors. Following a presentation by the head of the water division in December 2004, the head of Veolia Environmental Services participated at a board meeting held in July 2005, at which he gave a detailed presentation on this division’s operating activities, strategy and competitors. It is expected that the heads of Veolia Environnement’s Energy Services and Transportation divisions will give similar presentations at board meetings scheduled for 2006.

Duties of Directors

The charter of the board of directors provides that each of the Company’s directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of the Company, (ii) an obligation to inform the board of directors of any existing or potential conflict of interest and to

Back to Contents

abstain from voting in any situation where such a conflict of interest exists, as well as an obligation to inform the chairman of the board of any agreement entered into by the Company or on its behalf in which he has any direct or indirect interest, (iii) a duty of professional secrecy, and (iv) an obligation to comply with the Company’s insider trading policy.

Each director receives a “Director’s Guide” containing the following documents: the Company’s articles of association, the list of powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the accounts and audit committee and the nominations and compensation committee, the rules to be followed by directors for reporting trades in the Company’s shares, and a copy of the Company’s ethics brochure entitled “Ethics, Commitment and Responsibility”. Further, the “Director’s Guide” is updated as often as necessary.

Regarding insider trading, directors must report trades in the Company’s shares to the AMF and to Veolia Environnement, and must adhere in general to the provisions of article L.621-18-2 of the Code monétaire et financier, as modified by law no. 2005-811 of July 20, 2005, which contained several adapting provisions to EU regulation.

Powers of the Board of Directors

Under French law and the Company’s articles of association, the board of directors has broad powers to act on behalf of the Company within its corporate purposes and to define and implement the Company’s policies, subject to those powers expressly granted by law or the Company’s articles of association to shareholders.

In addition to the powers that the board of directors has under law, its internal charter provides that certain significant decisions made by the chief executive officer must be pre-approved by the board of directors. These limits on the chief executive’s powers are described below in the paragraph discussing the organization of management.

16.1.2	Organization of management

Powers of the chairman and chief executive officer

Following the board of directors’ decision on April 30, 2003, management functions are overseen by the chairman of the board of directors, who acts as chief executive officer for the Company.

The chief executive officer has the broadest powers to act on behalf of the Company in all circumstances. He must exercise this power consistently with the Company’s corporate purpose and subject to those powers expressly reserved by law to the Company’s shareholders and its board of directors.

In addition, the board of directors’ charter provides that decisions of the chief executive officer on any of the following matters are subject to the prior authorization of the board of directors:

•	strategic orientation of the Group;
•

transactions in line with the Company’s strategy in excess of €300 million per transaction or, if these transactions are not part of the budget, in excess of €150 million, unless they consist of financing transactions;

•	transactions not in line with the Company’s strategy in excess of €100 million per transaction, unless they consist of financing transactions;
•	financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction; and

Back to Contents

•	transactions involving the Company’s shares representing an amount in excess of 1% of total outstanding shares.

Pursuant to the board of directors’ charter, in 2005 decisions relating to the strategic orientation of the Group, major financing transactions (bank refinancing and delivery of guarantees) as well as the negotiation and renegotiation of agreements with a strategic nature were subject to the prior approval of the board.

Executive committee

Following the change of the Company’s corporate form on April 30, 2003, and in application of its governance principles, the Company’s chairman and chief executive officer created an executive committee composed of seven members drawn from each of the Company’s four operating divisions (all of whom, with the exception of Mr. Eric Marie de Ficquelmont, were members of the Company’s former management board until April 30, 2003):

-	Henri Proglio (Chairman and Chief Executive Officer),
-	Jérôme Contamine (Senior Executive Vice President),
-	Eric Marie de Ficquelmont (Executive Vice President – Human Resources),
-	Olivier Barbaroux (Executive Vice President, Head of Veolia Energy Services (Dalkia)),
-	Antoine Frérot (Executive Vice President, Head of Veolia Water – Compagnie Générale des Eaux),
-	Denis Gasquet (Executive Vice President, Head of Veolia Environmental Services), and
-	Stéphane Richard (Executive Vice President, Head of Veolia Transportation).

The executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio. It helps to determine the principal strategy of the Group.

16.2	Functioning of corporate bodies of Veolia Environnement
16.2.1	Board committees

Following the Company’s transformation into a société anonyme à conseil d’administration on April 30, 2003, its existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of the Company.

16.2.1.1	Accounts and audit committee

The accounts, audit and commitments committee was renamed the “accounts and audit committee” at the board of directors’ meeting of March 9, 2006; its missions remain unchanged. The committee consists of three to five members appointed by the board of directors based on the recommendation of the nominations and compensation committee. As of the date of filing of this reference document, the committee consists of four members, three of whom are independent (*) under the board’s charter24: Murray Stuart* (chairman), Jean Azema*, Jean-Marc Espalioux* and Paul-Louis Girardot.

According to the committee’s charter, members must be selected on the basis of their financial or accounting skills. At its meetings of March 5, 2004 and March 29, 2005, the board of directors determined that Messrs. Azema, Espalioux, Girardot and Stuart qualified as “audit committee financial experts” within the meaning of the U.S. Sarbanes-Oxley Act, taking into account their experience and skills.

______________
[24]	All of these committee members are independent according to the criteria set forth in The New York Stock Exchange’s Listed Company Manual.

Back to Contents

The accounts and audit committee meets at least five times per year at the request of its chairman or the chairman of the board of directors in order to review the semi-annual and annual financial statements before their presentation to the board of directors. In 2005, the committee met seven times. The average attendance level at meetings in 2005 was approximately 70%.

Duties

The accounts and audit committee principally performs the following functions:

Regarding accounting matters, the committee reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, provides an opinion on the draft semi-annual and annual financial statements, and meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management.

Regarding internal auditing and risk control, the committee is informed of the procedures established to identify significant risks, examines the internal audit plan and receives a periodic summary of the Group’s internal audit reports. The committee meets as necessary with the internal audit director to discuss the organization of internal audit.

Regarding the supervision of the Company’s independent auditors, the committee examines the auditors’ work plan and meets as necessary with the auditors and the Company’s management, including its accounting and treasury officers. The committee is entitled to meet with such persons outside the presence of the Company’s management. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees the Company pays to the auditors for all of their services and assures that the amount of these fees does not call into question the independence of the auditors. The committee also supervises the procedure for selecting the statutory auditors.

Activities during 2005

During 2005, in addition to examining the Company’s semi-annual and annual financial statements, the committee completed important work within the framework of a 12-month program, which included a review of the Company’s transition to IFRS and the implementation of action plans to prepare for the evaluation over internal controls that must be effected pursuant to the U.S. Sarbanes-Oxley Act in respect of the 2006 fiscal year and onward. The committee also oversaw the audit program and approved the duties and fees of the Company’s auditors. Finally, the committee oversaw the process for renewing the term of Barbier Frinault & Autres Ernst & Young, one of Veolia Environnement’s statutory auditors, which was renewed at the general shareholders’ meeting of May 12, 2005.

The committee may meet with individuals and experts outside the Company if necessary. It may also meet with the Company’s financial officers or auditors outside the presence of the chairman and chief executive officer. Accordingly, during 2005 the committee communicated on several occasions with the Company’s chief executive officer, the director of control and synergies, the financial control director, the risk director, the internal audit director and the auditors. The committee did not however consult with any outside consultants.

16.2.1.2	Nominations and compensation committee

The nominations and compensation committee’s charter provides that the committee must consist of three to five members appointed by the board of directors upon the recommendation of the then current members of the nominations and compensation committee. As of the date of filing of this reference document, the committee consists of three members, two of whom are independent (*) under the board’s charter: Serge Michel (chairman), Louis Schweitzer* and Daniel Bouton*.

Back to Contents

The nominations and compensation committee meets at least two times per year at the request of its chairman or the chairman of the board of directors. In 2005, the committee met twice. The average attendance level at meetings in 2005 was 100%.

Duties

The nominations and compensation committee principally performs the following functions:

Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the board of directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of the Company’s subsidiaries, and examines all share capital increases reserved for employees.

Regarding nominations, the nominations and compensation committee makes recommendations on the Company’s directors and senior managers and arrange for their succession. It also recommends the nomination of members and a chairman for each of the Company’s committees. The committee’s choices must strive to reflect a diversity of experience and points of view and assure that the board remains objective and independent with respect to a shareholder or group of shareholders. With this in mind, and in light of the expiration of the terms of half of the Company’s directors in 2006 in accordance with the rolling renewal mechanism described above, the committee recommended at the board meeting of March 28, 2006 that the terms of Serge Michel, Daniel Bouton, Jean-Marc Espalioux, Paul-Louis Girardot, Georges Ralli and Murray Stuart be renewed for six years, and that Mr. Jean-Francois Dehecq be appointed to replace Mr. Jacques Espinasse as a director.

The committee must ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts and audit committee and half of the members of the nominations and compensation committee (cf. §16.1.1 supra).

Each year, the nominations and compensation committee performs an evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the board of directors’ charter and submits its findings to the board of directors. It also organizes and coordinates the required evaluation of the board’s functioning, and submits its opinion regarding the performance of executive management. In order to do so, it may interview different members of management.

Activities during 2005

In 2005, the nominations and compensation committee’s work was principally dedicated to providing recommendations and proposals to the board relating to the compensation of the chairman and chief executive officer and members of Veolia Environnement’s executive committee (fixed and variable portions thereof), to the total amount and breakdown of directors’ fees and to board member independence. The committee also submitted to the board of directors its findings and recommendations relating to the shareholder resolutions of May 12, 2005 in the area of employee shareholding, stock option awards and awards of free shares, and provided an analysis of the improvements made to the board’s functioning. Finally, at the board of directors’ meeting of September 15, 2005, the committee presented its proposal for a supplementary retirement plan for the chairman and chief executive officer and the other members of Veolia Environnement’s executive committee.

Back to Contents

16.2.2	Committees created by management
16.2.2.1	Disclosure committee

In addition to the committees above, the Company’s chief executive officer and chief financial officer created a disclosure committee (comité de communication), which was presented to the Company’s former management board on December 11, 2002. The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee. In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of the Company’s divisions (water, energy services, waste management and transportation) and the principal executive officers of the Company’s corporate departments.

Pursuant to its charter, the disclosure committee principally: (i) oversees the implementation of internal procedures to collect information about the Company that will be disclosed to the public; (ii) defines the process for preparing the Company’s reports and other communications; (iii) examines the information to be disclosed and approves the final version of reports or communications, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of documents.

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize the drafting of the Company’s French document de référence and annual report on Form 20-F, and (ii) prior to the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report. The disclosure committee may also meet before the announcement of any significant event.

The disclosure committee met twice in 2005. During its June 14, 2005 meeting, it evaluated and validated the Company’s annual report on Form 20-F as well as the certifications required to be furnished by its chief executive officer and senior executive vice president in accordance with U.S. regulatory provisions. At its December 7, 2005 meeting, the disclosure committee principally reviewed regulatory developments relating to reports and other communications designed for public disclosure. It also reviewed the comments it had received from the SEC relating to the Company’s 2004 Form 20-F, as well as the Company’s response thereto. Finally, it launched the process of collecting information and preparing for drafts of its annual reports for the 2005 fiscal year required by regulatory authorities.

16.2.2.2	Ethics committee

A description of the ethics committee is set forth in paragraph 4.4 above.

Back to Contents

CHAPTER 17

EMPLOYEES – HUMAN RESOURCES

17.1	Human resources policy

Veolia Environnement counts numerous companies as part of its group, the activities of which must be adapted to local circumstances. Accordingly, human resources management is largely decentralized, though Veolia Environnement nevertheless seeks to disseminate some common tools and principles throughout its divisions in order to establish a consistent long-term policy.

For many years, Veolia Environnement’s human resources management has focused on developing the skills of current employees, in order to foster their professional development and enhance the opportunities for internal mobility. In order to deal with an aging workforce and an increasing lack of skilled labor, Veolia Environnement has also begun conducting a large and innovative recruiting campaign referred to as “Veolia Skills”. The objective under the campaign is to recruit 17,000 new employees between now and the end of 2007. As part of the effort, Veolia Environnement is strengthening its existing training programs to prepare for future needs and to allow employees to continue their professional advancement.

At the same time, the improvement of working conditions and safety of employees is a constant endeavor for Veolia Environnement, since the nature of its activities exposes certain employees to specific health and safety risks. As a leader in environmental services, Veolia Environnement seeks to serve as an example for other companies by putting the physical and mental health concerns of its employees at the forefront.

Regardless of the nature of their activities or the countries in which they conduct business, the Group’s subsidiaries are guided by the following common principles that are applied according to their specific local needs:

•

encouraging employees to develop an interest in the life of their company and of Veolia Environnement through the development of social dialogue and local initiatives (illustrated in 2005 by the establishment of a European Group Committee, following establishment of a Group Committee in France); and

•

providing employees with fair compensation based on their contribution to Veolia Environnement’s activities, through compensation that includes salary, social welfare benefits and various forms of incentives and profit-sharing.

These principles serve to establish a corporate model that is shared by the Group, which places men and women at the heart of economic and corporate success while respecting equality of opportunity and diversity.

17.1.1	Improving knowledge of social reality within Veolia Environnement

Since 2002, Veolia Environnement has had an effective system for collecting and consolidating human resources data, which demonstrates its desire to go beyond legal requirements in this area. Each year, Veolia Environnement uses more than one hundred indicators to collect identical information in 64 countries, thanks to a network of more than 500 correspondents throughout the world. This data is strictly controlled and covers all of the Group’s subsidiaries, thereby offering a snapshot of the Group’s human resources development.

The collection system was improved in 2005 through the implementation of new software to enhance the collection process, thereby allowing data to be more easily traced, as well as more reliable. Currently, the database includes nearly one million figures, allowing Veolia Environnement to constantly track its corporate progress in a precise and reliable manner. The Group monitors ten

Back to Contents

indicators with heightened attention. These relate to data concerning staff turnovers, limited-term contracts, overtime, absenteeism and workplace accidents. It has set targets for itself in various such areas, based on the activity involved and the local context of each subsidiary.

In addition to collecting corporate data, in 2005 Veolia Environnement pursued the implementation of its system to classify and manage employee skill sets. The system is based on a detailed mapping of jobs and skill sets across Veolia Environnement’s various subsidiaries. Veolia Environnement hopes that, through use of this system, it will be able to reinforce ties between job posts and required training or certification programs. The system will also help to facilitate deployment of a common classification system for managers, which weighs managerial posts differently based on various criteria. Over time, each manager both in France and abroad will be assigned a classification based on his or her position. An analogous classification system is being deployed for control agents. All of these measures combined are designed to enhance professional development and anticipate future training needs.

In early 2005, Veolia Environnement created a “social perspectives” department to oversee the work of the social observatory. The latter is charged with foreseeing future social changes, which is necessary in order to develop a corporate policy for the long-term. Veolia Environnement must increasingly take into account the changing social environment of its subsidiaries in order to be successful (demographic changes, labor market changes, public policy in terms of training, change in behavior regarding work, etc.). Mr. Yves Lichtenberger, the President of the University of Marne-La-Vallée, is chairman of the social observatory, and oversees studies conducted on various themes both internally and in partnership with public institutions doing social science research. In 2005, the social observatory’s work focused on:

•	improving tutoring activity,
•	managing an age pyramid across different activities,
•	implementing best practices to reduce absenteeism, a study conducted in collaboration with Anact (Agence nationale pour l’amélioration des conditions de travail),
•	transferring know-how, a study conducted in collaboration with Creapt (Centre de recherches et d’études sur l’age et les populations au travail), and
•	conducting remote management training, a study conducted in collaboration with the Centre d’étude pour l’emploi.
17.1.2	Preparing for the future, valuing human resources, enhancing skills

Implementation of an agreement relating to skills development and professional advancement

An agreement signed on October 4, 2004 with Veolia Environnement’s unions is expected to lead to significant changes in the area of skills management. These changes will include: better anticipating training needs, developing initiatives in the area of professional advancement, recognizing and rewarding greater experience, developing professional mobility between organizations, developing individual careers, strengthening dialogue regarding skills and work organization, and affording employees with fewer skills better access to training programs. Although these changes will take time to implement, this agreement has already caused most of Veolia Environnement’s subsidiaries in France to re-examine and improve their practices for integrating new employees and conducting training programs.

Since the beginning of 2005, this agreement has been implemented at several levels:

Back to Contents

•

at the central level, for example, there have been improvements relating to tutoring programs (at Veolia Energy Services (Dalkia) in particular), professional advancement over the course of one’s career and continued training of the least skilled employees;

•

at the local level, there have been various agreements signed at Veolia Environmental Services relating to professional development, establishment of an annual evaluation process, development of tutoring, apprenticeships and work safety programs; and

•	at Veolia Transportation, individual working groups have been formed.

Pursuant to the agreement, Veolia Environnement pooled its funds for professional training during 2005. Accordingly, a common management structure now exists within OPCIB (Organisme Paritaire Collecteur InterBranches), which will now manage funds for most entities. Veolia Transportation will nevertheless retain certain funds for itself relating to work-study programs.

Operation “Veolia Skills”

In September 2005, Veolia Environnement engaged in a large and innovative recruiting campaign in France referred to as “Veolia Skills”. The objective under the campaign is to recruit 3,000 employees in 2005, 6,000 employees in 2006 and 8,000 new employees per year beginning in 2007.

All of these recruitments will involve professional skills training lasting between 9 to 24 months, which will lead to a diploma recognized by the French Education Ministry. Once a diploma has been obtained, candidates will be offered indefinite-term employment.

This recruiting campaign is open not only to youths but also to persons over the age of 18, since the Group needs employees of all ages within its organization. It is also open to existing employees, in order to afford them greater mobility and in the spirit of ongoing skills development.

Veolia Environnement has signed agreements with various partners in connection with this recruiting campaign, including:

•	ANPE, which is charged with helping to evaluate potential candidates using simulation techniques;
•	AFPA, which will assist with training and development;
•

The French Education Ministry, which is mobilizing its continuing education network, participating in training through apprenticeship programs and developing new diplomas to be awarded relating to environmental services.

The campaign nearly attained its recruitment goal for the first year, through the hiring of 2,650 candidates.

Veolia Environnement Campus: serving the entire Group

The Veolia Environnement Campus provides a common skills development program for all of the Group’s divisions: Water, Waste Management, Energy Services and Transportation. It is the first training institute created by a private company in the environmental sector, and brings together in the same place:

•	the training departments associated with all of the Group’s activities;
•	an apprenticeship center, which welcomed 750 apprentices during 2005;
•	a continuing education center that welcomes nearly 15,000 trainees per year;

Back to Contents

•	a business promotion service and relationship with schools to target and attract future employees (through forums and awards given to the best papers on matters relating to the environment);
•	special events (which gather approximately 10,000 visitors per year).

The campus also constitutes a technological showcase of the activities of Veolia Environnement as well as a forum for cultural diversity and interaction. All campus enrollees share the same relaxation areas and on-site living spaces.

A greatly diversified training offer

The campus’ training offer encompasses all of the skills necessary for the optimal provision of environmental services. It satisfies two basic needs:

•	initial training to integrate young people into the workplace, through apprenticeship and work study (the apprenticeship center and campus lead to 15 different degree certificates); and
•	continuing education to develop the skills of employees. This training is developed together with subsidiaries to satisfy their needs for skill development as much as possible.

A spreading of missions worldwide

Veolia Environnement relies upon its campus to give an international dimension to its training. Accordingly, the Veolia Environnement Campus has spread its mission worldwide through the creation of training centers in the United Kingdom, the Czech Republic and Morocco. Other centers provide support in Germany, Australia, Sweden, Gabon, Malaysia, China and Mexico. The Veolia Environnement Campus also relies on partnerships with universities (University of Marne-la-Vallée, University of Cergy-Pontoise, University of Versailles Saint Quentin in Yvelines), professional schools (ESSEC, HEC, Ecole Nationale des Ponts et Chaussées) and research centers in France and abroad.

Ensuring the safety of employees and improving working conditions

Veolia Environnement’s employees often work in public areas and private sites under conditions that involve risks to their safety. Certain risks relate to specific activities, such as handling of hazardous products, working at a client facility, encountering aggressive behavior by passengers and performing work that can lead to muscular-skeletal problems.

Each division has prepared various voluntary policies for risk prevention, while integrating the monitoring of accident indicators (frequency and seriousness) into their operational management. In addition to the continuous improvement of safety material and individual protective gear, several priority safety measures have been systematically implemented, aimed at:

•

identifying and evaluating risks and integrating prevention measures, an effort that has been ongoing since 2002. For example, Dalkia has continued to focus on controlling the risk of legionella and eliminating asbestos in its installations;

•

training and informing employees on how to recognize and prevent workplace accidents and understand the risks assumed: for example, an international day of safety prevention and awareness actions was organized in 2005 by Veolia Environmental Services;

•

strengthening the safety network, in particular at the international level, and developing dialogue and coordination of efforts with staff representatives, in the context of 2,736 groups which are dedicated to the study of health and safety issues;

•	supporting injured persons, both during their convalescence and the time that they resume work. It is also necessary to better understand the causes of accidents and, if necessary, to

Back to Contents

undertake the appropriate remedial actions for ensuring that such accidents do not happen again;
•

ensuring the safety of employees who are either based in or traveling for business in high-risk countries. Each month, a list of countries where travel is either prohibited or where specific precautions must be taken is circulated to employees. This classification by country enables Veolia Environnement to undertake appropriate measures for achieving maximum security, and also makes possible rapid evacuations in the event they are necessary.

Employee health and the health of the population at large is a concern in every part of the world, but Veolia Environnement must be even more vigilant in countries where the population suffers from a serious epidemic. As a result, Veolia Environnement has initiated the following actions:

•	in 2004, it joined the “World Coalition of Corporations against AIDS”, and organized, in cooperation with the Pasteur Institute, an important AIDS prevention and treatment campaign in Gabon;
•	it conducted a hygiene awareness campaign named “Hygiene for My Health”, which encouraged people to wash their hands in order to counter infectious disease;
•	in Tangiers, Veolia Water pursued a program focusing on the improvement of water and water-treatment infrastructure and the raising of awareness regarding hygiene and health issues; and
•

finally, in order to confront a potential flu pandemic due to the H5N1 virus, Veolia Environnement created a special organization and developed action plans to help protect employees and maintain essential services for the public.

17.1.3	Promoting social dialogue at all levels of Veolia Environnement

Strengthening social dialogue and developing consultation measures

Since the Group extends services at or near client sites across different geographical areas, employee dialogue takes places mainly within operating units, at the ground level. It is at this level that social partners are best able to find appropriate solutions for organizing work conditions, developing skills and rewarding individual efforts.

While the Group’s human resources policy is strongly rooted in French tradition, it must also be adapted to the other countries where the Group has a presence. After the establishment of a group committee in France, the Group therefore sought to further develop consultation and social dialogue at the European level. On October 10, 2005, it signed an agreement to create a European Group Committee. This agreement creates a dedicated space for social dialogue in each European country. The focus will be on a discussion and exchange of ideas between management and employee representatives on a range of issues. These new forums for social dialogue will seek to enrich social dialogue by creating, in between the subsidiary level and the level of the European Group Committee, a “country” level for the exchange of information that captures the cultural diversity of each country in which the Group operates.

The subsidiary level will remain the natural place at which to engage in traditional negotiations between management and employee representatives. The country level will allow for exchange of information and dialogue on various topics across several activities. The third level is occupied by the European Group Committee. The latter is a forum for consultation and information on subjects that involve all employees. It may also negotiate agreements on transnational themes where implementation will vary by country, based on national legislation. Areas such as skills development, health and safety may be the subject of such agreements.

Back to Contents

Employee representatives serving on the European Group Committee will be active participants in social dialogue at the country level, and will all be Group employees. This is intended to make the European Group Committee representative of all countries, service areas and employees.

These efforts should help to intensify a spirit of consultation and negotiation, which is already very developed within the Group. Consultative work involves 14,296 staff representatives worldwide, and in 2005 resulted in 1,341 agreements, 54% of which related to employee compensation, 13% to health, safety and work conditions, and 8% to social dialogue.

Favoring participation and social innovation

Veolia Environnement seeks to enhance the diversity of its subsidiaries, which vary depending on their business activity, culture, location, employees, know-how and ability to innovate. The third annual review of social initiatives shows just some of their innovations. These innovations relate not only to employees, but also to the local population and environment in which these subsidiaries operate. In 2005, there were nearly 300 initiatives in 40 countries, in the areas of:

•	employment,
•	skills development and training,
•	organization of work,
•	compensation and benefits,
•	health and safety,
•	corporate communication,
•	professional relations and social dialogue, and
•	other actions related to the integration of subsidiaries within their local environment.

This annual review of social initiatives offers readers the opportunity to better understand Veolia Environnement and its goals, as well as the local context in which it conducts its activities.

The five most innovative projects were awarded trophies in April 2005 by a jury composed of company representatives and outside participants, including the press. The jury also awarded honorable mentions to two additional projects. The winning projects were:

•	Onyx France (Triade Electronique), for a project that combined re-use and recycling of computer waste with the hiring of disadvantaged people;
•	Connex France (Société des transports publics de l’agglomération stéphanoise), for its evaluation of employee skills;
•	Veolia Water Gabon (SEEG), for its program to fight AIDS;
•	Proactiva Medio Ambiente Colombie, for its program to help waste employees acquire a diploma;
•	Dalkia Lithuania, for its management training program;
•	Onyx UK (honorable mention), for having signed a national agreement with the GMB union; and
•	Veolia Water Force (honorable mention), for its humanitarian interventions.

Back to Contents

17.1.4	A compensation policy that includes social welfare benefits and employee profit-sharing

Veolia Environnement applies a global compensation policy, which is consistent with the Group’s results and includes the following components: salary, social welfare benefits and employee savings. This policy consists of:

•	awarding competitive compensation based on the markets and countries concerned;
•	enabling employees to earn fair compensation which takes into account their own personal efforts;
•	strengthening social welfare benefits;
•	reinforcing the pension systems that exist in various countries;
•	developing employee savings.

Veolia Environnement’s corporate commitments for 2005 were consolidated in a vehicle created in 2004. They were evaluated at €1.57 billion, an increase of 33% over 2004. Defined benefits constituted 93% of this amount. Other commitments related to end-of-contract indemnity, senior executive retirement, medical coverage for retirees and other work benefits. The consolidation of commitments was effectuated in 27 countries. Despite an increase in life expectancy and an actualization rate that was lower than actuarial assumptions, the growth in commitments between 2004 and 2005 remained contained.

In France, following the reform of social security, Veolia Environnement organized a competitive bid in June 2005 to minimize increases proposed by its insurer and maintain employee coverage at the same level. This competitive bid related to excess medical coverage for 100,000 employees working in France. As of January 1, 2006, a new policy was implemented.

Finally, after relaunching in 2004 a policy to encourage active employee shareholding in seven countries through a group savings plan named Sequoia, Veolia Environnement conducted a new share capital increase for employees that closed on December 6, 2005.

There was a solid level of employee participation, particularly in the eight countries (Estonia, Finland, Lithuania, the Netherlands, Poland, Romania, Slovakia and Slovenia) where employees were allowed to participate for the first time.

20,605 employees, or 14% of the total employees eligible across fifteen countries, participated in the 2005 capital increase. This represents a 35% increase in participation over 2004. The total amount of contributions to the group savings plan, or €30,529,484, increased by 41% compared to 2004.

In total, nearly 40,000 employees of the group are current shareholders, owning 0.92% of Veolia Environnement’s share capital at December 31, 2005.

17.2	Corporate information (NRE Law25)

The corporate information below has been drawn from an international database, which Veolia Environnement has worked on developing since 2001. This database includes more than one hundred corporate indicators, yielding more than 150,000 pieces of data per year, which can be sorted by company, country and geographical area or region. All companies within the Group whose results are either fully or proportionally consolidated for accounting purposes are included within this database.

The main corporate indicators drawn from the international database are presented below under different subheadings. Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the

______________
[25]	Law no. 2001-420 of May 15, 2001 on new economic regulations (nouvelles régulations économiques, or “NRE”).

Back to Contents

world, and may require more detailed analysis at the level of the specific geographic area, country or business concerned.

Total Number of Employees

As of December 31, 2005, Veolia Environnement had 271,153 employees, an increase of 7.78% (19,569 employees) over 251,584 employees as of December 31, 2004.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2005:

	Water*	Waste Management*	Energy Services	Transportation	Total		%

Europe	51,791	48,398	40,644	55,305	196,554	**	72.49%
Of which metropolitan France	28,101	32,887	18,715	26,812	106,931	**	39.44%
North America	3,355	11,295	23	11,894	26,567		9.80%
South America	2,602	7,424	5,283	795	16,104		5.94%
Africa/Middle East	7,634	6,138	467	300	14,539		5.36%
Asia/Pacific	5,383	7,499	499	4,008	17,389		6.41%

Total	70,765	80,754	46,916	72,302	271,153	**	100%

%	26.10%	29.78%	17.30%	26.66%	100%
______________
*	Proactiva’s employees (8,637 employees) have been divided according to activity, between water (1,718 employees) and waste services (6,919 employees).
**	The total number for France includes 416 employees who work at the Company’s headquarters and at the Veolia Environnement Campus.

As of December 31, 2005, 39.44% of Veolia Environnement’s employees were located in France, 33.07% in the rest of Europe, 8.89% in the United States and 18.60% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2005, Veolia Environnement employed 251,842 persons (representing 92.9% of its employees) under indefinite term employment contracts and 19,311 persons under fixed-term employment contracts. During 2005, 4,979 fixed-term employment contracts were converted into indefinite term employment contracts (or 25.8%). As of December 31, 2005, 21,995 of Veolia Environnement’s employees (or 8.1% of total employees) were managers, 249,158 were non-managerial employees, and 52,583 were women (or 19.4% of total employees).

In France, among the 107,202 employees as of December 31, 2005 (including 271 employees in Réunion), 101,249 (or 94.4%) were employed under indefinite term employment contracts and 5,953 under fixed-term employment contracts. During 2005, 2,270 fixed-term contracts were converted into indefinite term contracts (or 38.1%). Of Veolia Environnement’s employees in France, 11,533 (or 10.8%) were managers, 95,669 were non-managerial employees and 21,853 (or 20.4%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that Veolia Environnement would have had if the latter had all been working full time during the entire year. It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each

Back to Contents

employee. In 2005, Veolia Environnement’s weighted average number of employees was 252,643, of which 237,630 (or 94.1%) were employed under indefinite term employment contracts.

In France, the weighted average number of employees during 2005 was 101,515, of which 96,359 (or 94.9%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies. In 2005, the consolidated weighted average number of employees was 241,627.

Hiring

During 2005, Veolia Environnement hired 41,052 new employees under indefinite term employment contracts and 22,21826 new employees under fixed-term employment contracts.

5.9% of Veolia Environnement’s weighted average annual number of employees were employed under fixed-term employment contracts during 2005.

In France during 2005, Veolia Environnement hired 12,410 new employees under indefinite term employment contracts, including 1,299 managers, and 13,62027 new employees under fixed-term employment contracts (or 52.3% of the total number of employees hired). 5.1% of Veolia Environnement’s weighted average annual number of employees in France were employed under fixed-term employment contracts during 2005.

Departures

During 2005, the total number of departures reached 57,528, including 7,061 individual dismissals and 672 as part of mass layoffs.

In France, the total number of departures in 2005 reached 24,546, including 2,747 individual dismissals and 58 as part of mass layoffs.

Overtime

The total amount of overtime hours during 2005 was 18,684,632 (+12.2% as compared with 2004), corresponding to an average of 68.9 overtime hours per employee, which the Group would like to reduce. However, the concept of “overtime” varies depending on the definition set forth by local authorities in countries where the Company conducts business, which can sometimes render it difficult to assess such an indicator. Furthermore, in a services business like that of Veolia Environnement, a large number of overtime hours are due to emergency interventions made by on-call or on-site personnel, for example to restore drinking water or heating within a reasonable period of time.

In France, the total number of overtime hours was 2,647,873, corresponding to an average of 24.7 overtime hours per employee.

Temporary employees

The number of temporary employees during 2005 (in full time equivalent) was 10,566, which represents 4.2% of the total full-time equivalent of employees.

______________
[26]	Not including contracts transformed into indefinite-term contracts (4,979 worldwide).
[27]	Not including contracts transformed into indefinite-term contracts (2,270 in France).

Back to Contents

In France, the number of temporary employees during 2005 (in full time equivalent) was 7,236, which represents 7.1% of the total full-time equivalent of employees.

Information relating to staff cutback and employment protection plans, reclassification efforts, rehiring and support measures

Variations in Veolia Environnement’s scope often result in transfers of employees without their contracts being terminated. The limited number of restructurings that occurred during 2005 corresponded mostly either to a loss in certain markets, or to a required reorganization of certain units. These restructurings are always carried out not only in compliance with applicable legislation and in consultation with the corporate partners, but also in ways that favor internal reclassifications and mobility within the Group.

Organization of working hours and absenteeism

The organization of working hours depends on the companies involved, the nature of their activities and their location, and is designed to meet the needs of the companies themselves as well as those of employees. Although work schedules are most commonly based on daily working hour requirements, they may vary significantly from country to country. For example, depending on the country, the workweek may be equal to 4, 5 or 6 days, and mandatory arrival and departure times, daily schedules, rules relating to alternate short and long workweeks and annualized limits on working hours may vary.

The average workweek in VE’s business is 38.4 hours (compared to 38.2 hours in 2004). The number of part-time employees (in full-time equivalent) totaled 15,767 in 2005, representing 6.2% of the total workforce in full time equivalent.

The total number of days on which employees were absent totaled 3,101,546 in 2005, including 2,150,939 days off for sickness (representing 69.3% of the total) and 316,526 days off for workplace accidents (representing 10.2% of the total), with the rest of the days relating mainly to absences for family events and maternity. This corresponds to an absenteeism rate in 2005 of 5.80%, a 2.5% decrease compared to 2004.

In France, the average workweek is 35.3 hours. The number of part-time employees (in full-time equivalent) totaled 6,639 in 2005 (representing 6.5% of the total workforce in full time equivalent). The total number of days on which employees were absent totaled 1,645,829 in 2005, including 1,073,310 days off for sickness (representing 65.2% of the total) and 224,597 days off for workplace accidents (representing 13.6% of the total).

Compensation, labor contributions and equality

The annual average gross compensation of all employees worldwide reached €24,745 per employee in 2005. Undue reliance should not be placed on the annual average gross compensation figures, which are given for indicative purposes only. Compensation paid to employees varies greatly as a result of the diverse nature of Veolia Environnement’s activities and of the work performed by employees, and can vary based on geographic location as well.

Veolia Environnement’s labor contributions represented 31.4% of its total employment costs (31.1% in 2004). The average gross compensation paid to male employees was €25,319 per employee (€24,825 in 2004), compared to €22,117 (€21,640 in 2004) paid to female employees (representing a difference of €3,201, or 12.6%), which is a decrease of 1.6% compared to 2004. This difference was mainly due to the nature of work performed and to differences in age, seniority and training often found between the two populations. Veolia Environnement’s policy is to respect equality in the workplace between men and women that possess similar capabilities and qualifications.

Back to Contents

In France, the annual average gross compensation of all employees reached €26,974 per employee in 2005. The average gross compensation paid to male employees was €27,557 per employee and that paid to women was €24,376 per employee (representing a difference of €3,181, or 11.5%), which is a decrease of 5.7% compared to 2004. Labor contributions represented 44.4% of total employment costs.

Ratio of average compensation to average minimum wages

This indicator enables Veolia Environnement to compare its compensation levels with the minimum wages guaranteed or implemented in each country in which it operates, and in turn to assess the minimum level of resources of its employees in each of these countries. In the 18 countries studied that have mandatory minimum wages set by law (in which over two-thirds of Veolia Environnement’s employees are located), VE employees’ weighted average compensation was €25,646 in 2005, compared to average minimum wages of €11,288, which results in a ratio of 2.3, which is similar to last year’s ratio of 2.2.

Profit-sharing and participation

In 2005, Veolia Environnement paid its employees in France €52,212,551 under profit-sharing arrangements (€45,012,912 in 2004) and €47,773,241 under participation agreements (€50,323,479 in 2004). The total amount paid under profit-sharing and participation agreements was €99,985,792, or 3.6% of total employment costs (€95,336,392 in 2004).

20,605 employees subscribed to the Sequoia Group Savings Plan opened in October 2005 in Germany, Belgium, Estonia, Finland, France, Hungary, Lithuania, the Netherlands, Poland, the Czech Republic, Romania, Slovakia, Slovenia, Sweden and Switzerland. The total amount of subscriptions amounted to €30,529,484, excluding employer contributions, which amounted to €5,505,537.

Labor relations and union agreements

•

Number of collective agreements signed: 1,341 collective agreements signed, including 730 agreements relating to compensation, 175 agreements relating to health, safety and working conditions, 101 agreements relating to social dialogue and 335 agreements relating to other themes or regrouping several themes;

•	Number of employee representatives: 14,296;
•

Number of collective agreements signed in France: 597 collective agreements signed, including 346 agreements relating to compensation, 77 agreements relating to health, safety and working conditions, 53 agreements relating to social dialogue and 121 agreements relating to other themes or regrouping several themes;

•	Number of employee representatives in France: 9,828.

Sanitary and safety conditions

The definition of a workplace accident varies by country. In some countries, only accidents that cause more than 2 or 3 days of absence from work, or even more days in some instances, qualify as true workplace accidents. Veolia Environnement, on the other hand, has a common definition for all countries and subsidiaries, which includes any workplace accident, outside of travel, which causes at least one day of absence from work. In 2005, the number of workplace accidents resulting in leave for at least one workday was 11,190 (a decrease of 1.3% from 2004), and the number of days not worked due to workplace accidents was 316,526 (a decrease of 1.3% from 2004), despite an increase in staff of 7.8%.

Back to Contents

The rate of frequency of workplace accidents, which is calculated as the total number of accidents over one million workable hours, went from 28.6 to 26.0 in one year. The rate of severity of workplace accidents, which is calculated as the number of lost workdays due to accidents over one thousand workable hours worked, continued to decrease, to 0.74 (as compared to 0.81 in 2004).

Veolia Environnement provided safety training to 108,169 employees during 2005, an increase of 25.9% compared to 2004. As a sign of the importance of these issues, 2,736 bodies throughout the world are dedicated to dealing with sanitary and safety issues in the workplace.

In France, the frequency and seriousness of accidents are often more elevated than the worldwide average, but they are tracked much more closely than in many other countries where regulations are less strict. In 2005, the number of workplace accidents with leave for at least one workday was 5,990, and the number of days not worked due to workplace accidents was 224,597. The rate of frequency of workplace accidents was 34.71, and the rate of severity of workplace accidents was 1.30. Veolia Environnement provided safety training to 42,686 employees during 2005 (or 40% of staff as of December 31, 2005), and has 736 bodies dedicated to dealing with sanitary and safety issues in the workplace. Veolia Environnement has as one of its primary objectives the reduction of the frequency and seriousness of workplace accidents, in pursuit of which it has already implemented various measures.

Training

Veolia Environnement places great importance on the development of the skills of its employees, in order to maintain the employability of its staff and, by extension, on training, mobility and the creation of motivating professional careers.

A specific effort has been made to develop training abroad:

•	Total number of training hours: 4,210,174 hours;
•	Percentage of training expenses in payroll: 2.24%;
•

Total number of persons taking part in training actions: 270,783 (+39.5% as compared with 2004), including 28,144 managers and 242,639 non-managers (representing 89.6% of all training participants). 221,813 participants were men and 48,970 were women (representing 18.1% of all training participants);

•	Average duration of training actions: 16 hours.

In France, in 2005:

•	Total number of training hours: 1,331,201 hours;
•	Percentage of training expenses in payroll: 2.88%;
•	Total number of persons taking part in training actions: 90,742, including 10,858 managers and 79,884 non-managers, divided into 77,844 men and 12,898 women;
•	Average duration of training actions: 15 hours.

Employment and integration of disabled workers

The number of disabled employees amounted to 3,881 as of December 31, 2005. This figure, however, does not cover Veolia Environnement’s activities in certain jurisdictions that do not have a precise definition of a “disabled person”. In France, the number of disabled employees amounted to 2,572 as of December 31, 2005.

Back to Contents

Social work

Veolia Environnement provided €53,545,855 in subsidies related to social work in 2005. This figure, however, does not cover all of Veolia Environnement’s activities in this domain, and does not include subsidies in a number of countries that do not record this amount separately from other labor-related charges. In France, Veolia Environnement provided €38,778,677 in subsidies related to social work.

Outsourcing and procurement

Veolia Environnement sometimes chooses to outsource those activities that are not part of its core activities. It uses companies that respect the fundamental principles of the International Labor Organization. The financial data currently available does not allow Veolia Environnement to calculate the importance of outsourcing, which is moreover difficult to measure on a worldwide level.

With respect to matters that more specifically relate to procurement, which has certain similarities to outsourcing, the charter signed by Veolia Environnement, which covers all participants in its procurement network around the world, sets forth the principles and rules governing its procurement activities, including ethical principles and the rules adopted by the International Labor Organization relating to forced labor, child labor, equality of opportunity and freedom of association. Veolia Environnement requires all of its suppliers to respect these rules and principles through specific contractual clauses in its supply arrangements with them.

Influence of activities on regional development and local populations

This issue is discussed in Veolia Environnement’s 2005 Sustainable Development Report.

17.3	Stock option plans
17.3.1	Stock options granted to the chairman and chief executive officer in 2005 and options exercised during 2005

Stock options granted to each executive director during 2005 and number of options exercised during 2005	Number of stock options awarded / Number of shares subscribed for or purchased	Exercise Price (in euros)	Expiration Date	Plan Number

Options granted to the chairman and chief executive officer during 2005 by VE and any other company within the Group	0	N/A	N/A	N/A
Options exercised in 2005 by the chairman and chief executive officer	0	N/A	N/A	N/A
17.3.2	Stock options granted to top ten executive officers and employees in 2005 and options exercised during 2005

Stock options granted to non-director top ten employees during 2005 and number of options exercised during 2005	Number of stock options awarded / Number of shares subscribed for or purchased	Average Weighted Exercise Price	Plan Number

Options granted during 2005 by VE and any other company within the Group to the 10 employees receiving the highest number of options	0	N/A	N/A
Options exercised in 2005(1) by the 10 employees exercising the highest number of options	1,350/1,680	€24.72/€22.50	N° 5 (2)/ N° 4

Back to Contents

______________
(1)	This table does not include options exercised by former employees who have left the Group.
(2)	The options exercised pursuant to plan no. 5 were exercised after the death of an employee.
17.3.3	Stock option plans

The board of directors did not award any stock options in 2005 pursuant to the sixteenth resolution approved by the general shareholders’ meeting of May 12, 2005.

Pursuant to an authorization granted by the general shareholders’ meeting of May 12, 2004 and in accordance with its 2004 stock option plan (Plan No. 5), on December 24, 2004 the board of directors awarded 3,341,600 options to subscribe for shares, corresponding to approximately 0.82% of share capital on the day the stock option plan was authorized (which represents slightly more than half of the total amount authorized by the general shareholders’ meeting of May 12, 2004). These options were awarded to three categories of beneficiaries (for a total of 1,087 people):

•	Category 1: Group senior executives (including members of the executive committee), who received 32% of the options awarded;
•	Category 2: Group officers, who received 39% of the options awarded; and
•	Category 3: Group employees who distinguished themselves through exceptional performance, who received 29% of the options awarded.

The exercise price of the options has been set at €24.72 per share, which reflects the average of the 20 opening share prices of a VE share in the days preceding the board of directors’ decision. Such exercise price does not include any discount.

The board of directors also decided that all or part of the award of options to beneficiaries falling into categories 1 or 2 above was conditioned upon Veolia Environnement’s having achieved a certain level of return on capital employed (ROCE) by the end of its 2005 fiscal year. Accordingly, these options will be awarded/not awarded as follows:

ROCE % of options awarded	< 7.50%	> 7.50% and < 8.50%	> 8.50%

Category 1	0%	between 50% and 100%	100%
Category 2	50%	between 75% and 100%	100%

Since the ROCE calculated at December 31, 2005 was greater than 8.50% (at 9.1%), the condition for awarding all options to categories 1 and 2 above has been satisfied.

	Subscription Options 2004 Plan N° 5	Subscription Options 2003 Plan N° 4	Subscription Options 2002 Plan N° 3	Subscription Options 2001 Plan N° 2	Purchase Options 2000 Plan N° 1

Date of shareholders’ meeting	May 12, 2004	April 25, 2002	June 21, 2000	June 21, 2000	June 21, 2000
Date of management board meeting or board of directors’ meeting	December 24, 2004	March 24, 2003	January 28, 2002	February 8, 2001	June 23, 2000

Back to Contents

	Subscription Options 2004 Plan N° 5	Subscription Options 2003 Plan N° 4	Subscription Options 2002 Plan N° 3	Subscription Options 2001 Plan N° 2	Purchase Options 2000 Plan N° 1

Total number of options originally awarded	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Total number of shares originally granted	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Total number of shares after legal adjustments	3,341,600	5,192,635	4,418,959*	3,526,446*	784,201*
Number of directors receiving awards	1	6	5	6	29
Number of employees receiving awards	1,087	1,740	1,400	1,500	30
Number of options remaining to be exercised at December 31, 2005	3,299,652	4,672,803**	4,134,649**	3,339,970**	517,270**/****
Beginning date for exercise	December 25, 2007	March 25, 2006	January 29, 2005	February 9, 2004	June 24, 2003
Expiration date	December 24, 2012	March 24, 2011	January 28, 2010	February 8, 2009	June 23, 2008
Exercise price	24.72 euros	22.50 euros	37.25 euros***	41.25 euros***	31.92 euros***
Options exercised	1,350	46,680	120,698	0	10,000
______________
*

Number of shares after subtraction of exercised options, adjusted to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002).

**	Number of options after subtraction of cancelled options (departure of beneficiaries) and adjustments resulting from changes in positions held.
***

Adjusted exercise prices to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002). The original exercise prices for plans 1, 2 and 3 were 32.50 euros, 42 euros and 37.53 euros, respectively.

****	Number of options after calculation of the “outperform” criteria set forth in the annex to the 2000 plan.
17.4	Award of free shares

The general shareholders’ meeting of May 12, 2005 authorized the board of directors, for a period of fourteen months as of the date of such authorization, to award, on one or more occasions, newly issued or existing shares for no consideration to employees and/or directors of the Company or its subsidiaries.

The shareholders’ meeting delegated to the board all powers necessary to implement this authorization, in particular the power to determine the beneficiaries of free awards of shares and the conditions, if any, attached to these awards.

The newly issued or existing shares awarded pursuant to this authorization may not exceed 0.5% of the Company’s share capital on the day of the decision of the board of directors. In addition, pursuant to the shareholder authorization, the award of such newly issued or existing shares to their beneficiaries may become definitive only at the end of a minimum acquisition period of 2 years; beneficiaries must also hold their shares for a minimum of 2 years, beginning on the date that these shares are definitively awarded.

The board of directors did not utilize this authorization during 2005.

Back to Contents

17.5	Employee profit-sharing
17.5.1	Profit-sharing contracts and participation contracts

Given the nature of its activities, the Company is unable to allocate any funds to a participation reserve, and therefore has not entered into any participation contracts. However, a profit-sharing plan applies to all Company employees, which aims to align employees’ interests with those of the Company in terms of achieving defined earnings growth objectives over a three-year period.

Generally, the Group favors expanding profit-sharing plans so as to give employees a vested interest in the progress made in the specific division in which they are employed. The measurement of such progress—and hence the level of profit-sharing—would be based on criteria specifically adapted to the work activity involved.

17.5.2	Company savings plan and employee share ownership policy

In connection with Vivendi Universal’s gradual divestiture of its interest in Veolia Environnement, a group savings plan (PEG) was created in 2002 in order to allow employees of Veolia Environnement to transfer savings previously invested in Vivendi Universal’s savings plan to a new savings plan established by Veolia Environnement.

Group employees thereby had the possibility of investing in various instruments including monetary funds, VE shares and structured investment funds that guaranteed the preservation of capital and allowed for growth potential upon any increase in the price of VE shares.

Veolia Environnement conducted a share capital increase in December 2002 that was reserved for employees of the Group’s French subsidiaries.

Given conditions during 2003, no share capital increase reserved for employees was conducted that year.

In 2004, Veolia Environnement decided to reinvigorate its strategy of encouraging employee shareholding by allowing non-French as well as French employees to participate in the PEG, with the objective of having its employees hold at least 5% of outstanding share capital in the future. Employees of Veolia Environnement’s French subsidiaries as well as employees of subsidiaries located in 6 countries other than France thus had the possibility of investing in two different investment funds that hold interests in VE shares: a “classic” fund whose value fluctuates with the price of VE shares, and a “secured” fund that protects investors from a decline in the price of VE shares below the original subscription price. The share capital increase effected on December 6, 2004 resulted in the issuance of 1,351,468 new shares and a corresponding increase in the Company’s share capital of 6,757,340 euros.

In 2005, an identical offer was made to nearly 150,000 employees in 15 countries. 20,605 current or former employees decided to participate, resulting in a 35% increase in total contributions compared to 2004. Accordingly, the share capital increase effected on December 6, 2005 resulted in the issuance of 1,281,928 new shares and a corresponding increase in the Company’s share capital of 6,409,640 euros.

Currently, given the share capital increases that occurred in 2002, 2004 and 2005, nearly 40,000 employees of the group own 0.92% of Veolia Environnement’s share capital. In total, approximately 56,000 employees have active accounts in Veolia Environnement’s Sequoia PEG, i.e., more than 1 in 3 employees in the fifteen countries in which the PEG is available.

Back to Contents

17.6	Purchases, sales or transfers of the Company’s shares by members of the board of directors

As of December 31, 2005, directors held a total of 13,614 VE shares, representing approximately 0.0033% of its outstanding share capital at such date.

No director or person having a close personal relationship with any director has reported any purchase or sale of VE shares to the Company.

Law no. 2005/811 of July 20, 2005, which contained several adapting provisions to EU regulation in the area of financial markets, has since modified Article L.621-18-2 of the Code monétaire et financier to bring it into compliance with the EU “Market Abuse Directive” of January 28, 2003. As a result, any director or person having a personal relationship with any director that trades VE shares must report such transaction to the AMF directly (in contrast to the previous regime, where the Company assumed this reporting obligation).

Each director is subject to French and U.S. regulation relating to insider trading and the use or disclosure of inside information. Directors are also required to adhere to the Company’s policy regarding trading in its shares (cf. §16.1.1 supra). Under this policy, the Company considers board members to be permanent insiders. Accordingly, directors may only effect purchases or sales of the Company’s shares, directly or through an intermediary, under certain conditions and during certain limited time periods, notably after publication of the Company’s annual and semi-annual results. Pursuant to the terms of Article L.621-18-4 of the Code monétaire et financier, a list of permanent insiders has been established, which includes in particular members of Veolia Environnement’s board of directors. This list is available to the AMF for review.

Back to Contents

CHAPTER 18

PRINCIPAL SHAREHOLDERS

18.1	Shareholders of Veolia Environnement as of December 31, 2005

The table below shows the ownership of Veolia Environnement’s shares and voting rights at December 31, 2005. To the best of the Company’s knowledge, no person other than those listed below directly or indirectly held 4% or more of the Company’s shares or voting rights as of such date.

Shareholder	Number of shares	Percentage of share capital	Number of voting rights	Percentage of voting rights

Caisse des Dépôts et Consignations(1)	35,843,657	8.79%	35,843,657	9.15%
Capital Research and Management Company(2)	37,054,050	9.08%	33,994,950	8.67%
Groupe Groupama(3)	23,614,705	5.79%	23,614,705	6.03%
Vivendi Universal (4)	21,522,776	5.28%	21,522,776	5.49%
EDF(5)	16,255,492	3.99%	16,255,492	4.15%
Veolia Environnement(6)	15,990,242	3.92%	—	—
Public and other investors	257,591,684	63.15%	260,650,784	66.51%

Total*	407,872,606	100%	391,882,364	100%

______________
*

Capital at March 9, 2006, after declaration by the board of directors on such date of a share capital increase through issuance of 73,920 new shares following exercise of subscription options, as well as 3 new shares following exercise of subscription warrants.

1)

According to the Company’s shareholder analysis of December 31, 2005, using Euroclear data. To the best of the Company’s knowledge, Caisse des Dépôts et Consignations’ (“CDC”) most recent filing with French market authorities occurred on January 3, 2005 (AMF avis no. 205C0033 dated January 7, 2005). In its filing of April 23, 2003 with French market authorities (Euronext avis no. 2003-1290 dated May 5, 2003), CDC declared that it was acting as a medium-term institutional investor and that it retained the right to purchase additional shares based on market conditions, but that it did not intend to assume control of the Company.

2)

Capital Research and Management Company (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds). Estimate of share ownership is based on Capital Research’s Schedule 13G filed with the SEC on December 30, 2005, in which it declared that it held 37,054,050 shares and 33,994,950 voting rights.

3)

According to the Company’s shareholder analysis of December 31, 2005, using Euroclear data. To the best of the Company’s knowledge, Groupe Groupama’s most recent filing with French market authorities occurred on December 30, 2004 (AMF avis no. 205C0030 dated January 7, 2005).

4)

According to the register of the Company’s registered shareholders (actionnaires au nominatif) as of February 28, 2006, which was prepared on the Company’s behalf by Société Générale. To the best of the Company’s knowledge, Vivendi Universal’s most recent filing with French market authorities occurred on December 30, 2004 (AMF avis no. 205C0031 dated January 7, 2005).

5)

According to the register of the Company’s registered shareholders (actionnaires au nominatif) as of February 28, 2006, which was prepared on the Company’s behalf by Société Générale. To the best of the Company’s knowledge, EDF’s last share ownership filing with French market authorities occurred on December 30, 2002 (Euronext avis no. 2002-4424 dated December 31, 2002), in which EDF declared that it held 16,155,492 shares as of that date. EDF further declared that it would hold the shares as a financial investment, that it did not seek to influence the Company’s management and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

6)	As set forth in the Company’s monthly filing with French market authorities of transactions it has effected with respect to its own shares, filed with the AMF on March 3, 2006.

As of December 31, 2005, foreign investors held approximately 38.82% of the Company’s shares (compared to 29.45% at December 31, 2004) and French investors the remaining 61.18% (compared to 70.55% at December 31, 2004).

Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

Back to Contents

To the Company’s knowledge, there are no shareholders’ or other agreements existing between one or more shareholders, and there are no shareholders’ or other agreements to which the Company or any significant non-listed subsidiary is a party that could have material effect on the Company’s share price, other than as set forth in chapter 22, paragraph 9.1.5 and in Notes 3 and 4.2 to the consolidated financial statements hereto.

No third party controls Veolia Environnement, and to the Company’s knowledge no agreement currently exists that could result in a change of control in the future.

18.2	Evolution in the ownership of share capital
•

From the time of the Company’s formation until March 31, 1999, SNEGE, a wholly-owned subsidiary of Vivendi Universal, owned 99.99% of its share capital. Between April 1 and April 9, 1999, Vivendi Universal acquired 100% of the Company’s share capital at its nominal value.

•

In July 2000, the Company’s shares began trading on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005, which reduced Vivendi Universal’s equity participation in the Company from 100% to 72.3%.

•	In December 2001, Vivendi Universal sold over-the-counter a block of the Company’s shares representing 9.3% of the Company’s total share capital, reducing its ownership in the Company to 63%.
•

In July 2002, the Company conducted a share capital increase with preferential subscription rights. This capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors including Caisse des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Epargne, Crédit Lyonnais and Natexis Banques Populaires (the “Group of Declared Investors” or “GID (1)”), acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of shares not subscribed by the public. Following the transaction, the GID (1) held 9.4% of the Company’s share capital.

•

On November 24, 2002, Vivendi Universal, the Company, the GID (1) and a group of new investors including EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Epargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Crédit Lyonnais, Médéric Prévoyance and Wasserstein Family Trust LLC (the “New Investors”), signed an addendum to the June 24, 2002 agreement[28] pursuant to which Vivendi Universal sold to the New Investors and to the Company a total of 82,486,072 of the Company’s shares (of which 3,624,844 were sold to the Company, representing approximately 0.9% of its share capital at the time of sale) on December 24, 2002. The Company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 inclusive and December 23, 2004 inclusive, entitling the holder thereof to purchase one of the Company’s shares at a price of €26.50 per share. On the date that these call options expired, i.e. December 23, 2004, none had been exercised.

•

On December 31, 2002, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been initiated on June 27, 2002. The shares were subscribed for by the FCPE SEQUOIA acting as intermediary on behalf of beneficiaries. Following this transaction, 1,183,158 new shares (nominal value 13.5 euros per share) were subscribed for at a price of 26.5 euros per share, causing share capital to

______________
[28]	Clauses published by the Conseil des marchés financiers on January 27, 2003 under n° 203C0104.

Back to Contents

increase by 15,972,633 euros and representing approximately 1.28% of the Company’s existing share capital.
•

On December 6, 2004, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 16, 2004. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,351,468 new shares (nominal value 5 euros per share) were subscribed for at a price of 18.71 euros per share, causing share capital to increase by 6,757,340 euros and representing approximately 0.33% of the Company’s existing share capital.

•

On December 8 and December 9, 2004, Vivendi Universal reduced its shareholding in Veolia Environnement by a total of 15% of share capital, reducing its interest from 20.36% of share capital to only 5.3%. Vivendi Universal reduced its holdings through (i) a private placement to investors involving 10% of share capital, (ii) a sale to Société Générale involving 3% of share capital, and (iii) a sale to Veolia Environnement involving 2% of share capital, which closed on December 29, 2004.

•

On December 6, 2005, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 15, 2005. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,281,928 new shares (nominal value 5 euros per share) were subscribed for at a price of 28.11 euros per share, causing share capital to increase by 6,409,640 euros and representing approximately 0.3% of the Company’s share capital at such date.

Back to Contents

CHAPTER 19

RELATED PARTY TRANSACTIONS

Information on related party transactions conducted during 2005 is set forth in the statutory auditors’ report on regulated agreements for the 2005 fiscal year (Annex 1 of this reference document29), and in paragraph 20.1, notes 42 and 44 to the consolidated financial statements.

Investors should also refer to the statutory auditors’ report on regulated agreements for the 2004 fiscal year that is included as an annex to the 2004 reference document, as well as the statutory auditors’ report on regulated agreements for the 2003 fiscal year that is included as an annex to the 2003 reference document.

Relations between Veolia Environnement and Vivendi Universal

Vivendi Universal formally created the Company in 1999 by grouping together the majority of its existing environment-related operations. Following the Company’s initial public offering on Euronext Paris in July 2000, and Vivendi Universal’s successive sales of its shares held in the Company (conducted in 2001, 2002 and 2004), Vivendi Universal’s stake in the Company has decreased from 100% to 5.3% currently.

The Company entered into a number of agreements with Vivendi Universal in connection with its formation and the initial public offering of its shares. These agreements established the financial relationship between Vivendi Universal and the Company. For a description of the agreements that continue to exist between the Company and Vivendi Universal as of the date of this reference document, see paragraph 20.1, note 44 to the consolidated financial statements.

______________
[29]	Available in the French version of the reference document.

Back to Contents

CHAPTER 20

FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS

OF THE ISSUER

20.1	Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

CONSOLIDATED BALANCE SHEET – ASSETS	Notes	As of December 31, 2005	As of December 31, 2004

	(€ million)
Goodwill	4	4,863.1	4,383.6
Other intangible assets	5	1,171.5	1,059.0
Property, plant and equipment	6	6,722.0	6,137.3
Publicly-owned utility networks	7	5,629.5	4,820.8
Investments in associates	8	201.5	219.2
Non-consolidated investments	9	209.5	181.1
Long-term IFRIC 4 loans	1-20 & 10	1,901.9	1,693.5
Derivative instruments - Assets	34	249.0	424.8
Other long-term loans and investments	11	692.5	614.7
Deferred tax assets	12	1,127.3	1,122.6

Non-current assets		22,767.8	20,656.6

Inventories and work-in-progress	13	646.2	562.0
Operating receivables	13	10,112.3	9,261.4
Short-term IFRIC 4 loans	1-20 & 14	163.5	133.0
Other short-term loans	15	221.2	333.0
Marketable securities	16	60.7	189.3
Cash and cash equivalents	17	2,336.1	4,660.3

Current assets		13,540.0	15,139.0

Assets of discontinued operations		1.6	30.3

Total assets		36,309.4	35,825.9

Back to Contents

CONSOLIDATED BALANCE SHEET – EQUITY AND LIABILITIES	Notes	As of December 31, 2005	As of December 31, 2004

	(€ million)
Share capital		2,039.4	2,032.1
Additional paid-in capital		6,499.1	6,467.6
Reserves and retained earnings attributable to equity holders of the parent		(4,735.9)	(5,276.9)
Minority interests		1,890.9	1,725.5

Equity	18	5,693.5	4,948.3

Non-current provisions	19	1,613.6	1,283.5
Long-term borrowings	20	13,722.8	12,157.0
Derivative instruments - Liabilities	34	154.5	189.8
Other non-current liabilities	21	207.8	163.8
Deferred tax liabilities	12	1,124.1	933.8

Non-current liabilities		16,822.8	14,727.9

Operating payables	13	10,374.3	9,576.0
Current provisions	19	773.8	723.0
Short-term borrowings	22	2,138.2	5,426.1
Bank overdrafts and other cash position item	23	506.8	420.1

Current liabilities		13,793.1	16,145.2

Liabilities of discontinued operations		—	4.5

Total equity and liabilities		36,309.4	35,825.9

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,

	Notes	2005	%	2004	%

	(€ million)
Revenue	24	25,244.9	100%	22,500.3	100%
o/w Revenue from third-party financing activities		125.8		96.7
Cost of sales		(20,561.0)		(18,346.3)
Selling costs		(478.5)		(439.7)
General and administrative expenses		(2,403.0)		(2,236.4)
Other operating revenue and expenses		90.5		2.7

Operating income	25	1,892.9	7.5%	1,480.6	6.6%

Finance costs, net	26	(713.4)		(732.1)
Other financial income (expenses)	27	30.5		46.1
Income tax expense	28	(422.9)		(184.1)
Share of net income of associates	29 & 8	14.9		24.2

Net income (expense) from continuing operations		802.0	3.2%	634.7	2.8%

Net income (expense) from discontinued operations	30	—		(105.7)

Net income (expense) for the year		802.0	3.2%	529.0	2.3%

Attributable to minority interests	31	179.0		137.5

Attributable to equity holders of the parent	32	623.0	2.5%	391.5	1.7%

Net income attributable to equity holders of the parent per share	33
Diluted		1.59		0.99
Basic		1.60		0.99
Net income from continuing operations per share	33
Diluted		2.04		1.60
Basic		2.05		1.60

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended December 31,

	Notes	2005	2004

	(€ million)
Net income for the year attributable to equity holders of the parent	32	623.0	391.5
Minority interests	31	179.0	216.4
Operating depreciation, amortization, provisions and impairment losses	25	1,829.3	2,041.5
Financial amortization and impairment losses	27	(21.0)	(38.2)
Gains (losses) on disposal and dilution		(70.0)	(161.3)
Share of net income of associates	29 & 8	(14.9)	(24.2)
Dividends received	27	(6.5)	(6.0)
Finance costs, net	26	713.4	732.1
Income tax expense	28	422.9	309.5
Other		32.1	(0.7)

Operating cash flow before changes in working capital		3,687.3	3,460.6

Changes in working capital	13	(52.2)	294.4
Income taxes paid		(338.8)	(238.0)

Net cash flow from operating activities		3,296.3	3,517.0

Purchases of property, plant and equipment		(2,081.9)	(1,964.0)
Proceeds on disposal of property, plant and equipment		173.5	316.2
Purchases of investments		(944.1)	(334.0)
Proceeds on disposal of investments		154.0	2,184.2
IFRIC 4 investment contracts:
New IFRIC 4 loans	10 & 14	(269.3)	(177.0)
Principal payments on IFRIC 4 loans	10 & 14	184.0	130.0
Dividends received	8 & 27	16.8	23.5
New long-term loans granted	11	(62.1)	(132.5)
Principal payments on long-term loans	11	55.7	129.4
Net decrease in short-term loans	15	115.0	41.1
Sales and purchases of marketable securities	16	118.2	(42.3)

Net cash from (used in) investing activities		(2,540.2)	174.6

Net increase in short-term borrowings	22	(2,936.2)	1,789.2
New long-term borrowings and other debt	20 & 21	3,134.1	930.5
Principal payments on long-term borrowings and other debt	20 & 21	(2,318.9)	(3,468.7)
Proceeds on issue of shares		81.0	167.2
Purchase of treasury shares		—	(183.2)
Dividends paid		(374.0)	(389.6)
Interest paid		(738.8)	(640.9)

Net cash used in financing activities		(3,152.8)	(1,795.5)

Cash and cash equivalents at the beginning of the year		4,240.2	2,320.6
Effect of foreign exchange rate changes		(14.2)	23.5

Cash and cash equivalents at the end of the year		1,829.3	4,240.2

Cash and cash equivalents	17	2,336.1	4,660.3
- Bank overdrafts and other cash position item	23	506.8	420.1

Cash and cash equivalents at the end of the year		1,829.3	4,240.2

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange Translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity

	(€ million)
As of January 1, 2004	2,025.3	6,449.1	(298.6)	(4,838.7)	—	(65.7)	3,271.4	1,638.8	4,910.2

Issue of share capital of the parent company	6.8	18.5	—	—	—	—	25.3	—	25.3
Elimination of treasury shares	—	—	(160.7)		—	—	(160.7)	—	(160.7)
Share options	—	—	—	6.9	—	—	6.9	—	6.9
Third party share in share capital increases by subsidiaries and changes in consolidation scope	—	—	—	—	—	—	—	88.6	88.6
Parent company dividend distribution	—	—	—	(217.9)	—	—	(217.9)	—	(217.9)
Third party share in dividend distributions by subsidiaries	—	—	—	—	—	—	—	(144.2)	(144.2)
Foreign exchange translation adjustments	—	—	—	—	(72.1)	—	(72.1)	10.9	(61.2)
Fair value adjustments	—	—	—	—	—	(13.9)	(13.9)	(9.9)	(23.8)
Actuarial gains (losses) on pension obligations	—	—	—	—	—	—	—	—	—
Net income for the year	—	—	—	391.5	—	—	391.5	137.5	529.0
Other changes	—	—	—	(7.7)	—	—	(7.7)	3.8	(3.9)

As of January 1, 2005	2,032.1	6,467.6	(459.3)	(4,665.9)	(72.1)	(79.6)	3,222.8	1,725.5	4,948.3

Issue of share capital of the parent company	7.3	31.5	—	8.6	—	—	47.4	—	47.4
Elimination of treasury shares	—	—	6.6	2.6	—	—	9.2	—	9.2
Share options	—	—	—	16.2	—	—	16.2	—	16.2
Third party share in share capital increases by subsidiaries and changes in consolidation scope	—	—	—	—	—	—	—	116.5	116.5
Parent company dividend distribution	—	—	—	(265.4)	—	—	(265.4)	—	(265.4)
Third party share in dividend distributions by subsidiaries	—	—	—	—	—	—	—	(108.6)	(108.6)
Foreign exchange translation adjustments	—	—	—	—	276.1	—	276.1	33.6	309.7
Fair value adjustments	—	—	—	—	—	9.7	9.7	1.6	11.3
Actuarial gains (losses) on pension obligations	—	—	—	(132.5)	—	—	(132.5)	(12.2)	(144.7)
Net income for the year	—	—	—	623.0	—	—	623.0	179.0	802.0
Other changes	—	—	—	(18.0)	—	14.1	(3.9)	(44.5)	(48.4)

As of December 31, 2005	2,039.4	6,499.1	(452.7)	(4,431.4)	204.0	(55.8)	3,802.6	1,890.9	5,693.5

The dividend distribution per share was €0.68 and €0.55 in 2005 and 2004 respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Back to Contents

Note 1

Accounting principles and methods

1-1.	Basis of preparation as of December 31, 2005

In accordance with European Parliament and Council Regulation (EC) No. 1606/2002 of July 19, 2002 and European Commission Regulation (EC) No. 1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements for the year ended December 31, 2005 are the first financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

The financial statements are presented in million of euro, rounded to the nearest whole number.

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements and for the IFRS opening balance sheet as of January 1, 2004 for the purposes of IFRS transition.

The consolidated financial statements are presented using the historical cost convention, with the exception of assets and liabilities recognized at fair value: derivative instruments, financial instruments held for trading and available-for-sale financial instruments.

The consolidated financial statements have been drawn up in accordance with IFRS adopted by the European Union as of December 31, 2005 and do not differ from the application of all IFRS published by the IASB at this date.

The Veolia Environnement consolidated financial statements for the year ended December 31, 2005 were approved by the Board of Directors on March 9, 2006.

1-2.	Preparation of 2004 comparative figures in accordance with IFRS

To enable the publication of its comparative statements for fiscal year 2005 and in accordance with the recommendation issued by the French financial markets authority, the AMF, on financial communications during the transition period, Veolia Environnement prepared 2004 financial information on the transition to IFRS, presenting preliminary information on the expected quantified impact of IFRS adoption on opening equity, the financial position as of December 31, 2004 and results for the first-half of 2004 and the full fiscal year.

The expected quantified impact on the opening equity, the financial position as of December 31, 2004 and the results of 2004 was published by Veolia Environnement in the update (filed on May 25, 2005) to the Reference Document filed with the AMF on April 5, 2005.

The impact of IFRS transition on the Group’s financial position, results and cash flow of the group is presented in note 48.

This 2004 financial information on the expected quantified impact of IFRS adoption was prepared by adjusting 2004 figures in line with those IFRS standards and interpretations that Veolia Environnement applied for the preparation of the comparative consolidated statements as of December 31, 2005. The 2004 financial information detailed below is based on the following:

•	IFRS standards and interpretations subject to mandatory application as of December 31, 2005, as known to date;
•	IFRS standards and interpretations subject to mandatory application post 2005, that the Group has decided to adopt early where this is encouraged;
•	Elected options and exemptions that the Group applies for the preparation of its first IFRS consolidated financial statements in 2005.

The consolidated financial statements for the year ended December 31, 2005 are the first financial statements presented in accordance with IFRS, as adopted by the European Union. They are presented with 2004 comparative figures prepared in accordance with the same standards base, pursuant to IFRS 1 (adopted by European Commission Regulation (EC) No. 707/2004 of April 6, 2004) on first-time adoption of IFRS.

Back to Contents

IFRS 1 offers a number of options on first-time adoption of IFRS. Veolia Environnement has elected to apply the following options:

•	Business combinations performed prior to the transition date are not retrospectively restated,
•	Accumulated actuarial differences as of January 1, 2004 related to pension obligations are recorded in equity,
•	Accumulated foreign exchange translation adjustments as of January 1, 2004 are reclassified definitively in consolidated reserves,
•	Retention of the historical cost method for intangible assets and property, plant and equipment, without remeasurement at fair value,
•	Add-back of discounted receivables (“Dailly” sales) as of January 1, 2004.

For all other IFRS, the restatement of asset and liability values as of January 1, 2004 has been performed retrospectively as if these standards had always been applied.

Furthermore, Veolia Environnement has opted for early adoption, as of January 1, 2004, of the following standards:

•	IAS 32 and IAS 39 on financial instruments (European Commission Regulation (EC) No. 2086/2004 of November 19, 2004 and European Commission Regulation (EC) No. 2237/2004 of December 29, 2004),
•	IFRS 5 on discontinued operations (European Commission Regulation (EC) No. 2236/2004 of December 23, 2004), and
•	IFRIC 4- Determining whether an arrangement contains a lease.
1-3.	Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

The financial statements of subsidiaries are included in the consolidated financial statements from the effective date of control up to the date control ceases.

Companies in which Veolia Environnement exercises significant influence over financial and operating policies are accounted for using the equity method. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method.

Pursuant to SIC 12, Special Purpose Entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, potential voting rights attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of percentage control or significant influence exercised.

Finally, the Group continues to apply the proportionate method of consolidation in accordance with IAS 31.

1-4.	Translation of Foreign Subsidiaries’ Financial Statements (IAS 21)

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable rate of exchange (i.e., the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). Translation gains and losses are recorded in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Back to Contents

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2005	As of December 31, 2004	Average annual exchange rate (one foreign currency unit = €xx)	Average rate 2005	Average rate 2004

U.S. Dollar	0.8477	0.7342	U.S. Dollar	0.8078	0.8025
Pound Sterling	1.4592	1.4183	Pound Sterling	1.4640	1.4721
Czech Crowns	0.0345	0.0328	Czech Crowns	0.0336	0.0314

1-5.	Foreign currency transactions (IAS 21 – IAS 39)

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year-end, foreign currency denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a subsidiary the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in equity as foreign exchange translation adjustments and are released to income on the disposal of the net investment.

Exchange gains and losses on foreign currency denominated borrowings or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries, are recognized directly in equity as foreign exchange translation adjustments. Amounts recognized in equity are released to income on the sale of the relevant investment.

Foreign currency denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

1-6.	Property, plant and equipment (IAS 16 and IAS 17)

Property, plant and equipment are recorded at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23.

Investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

Pursuant to IAS 17, assets financed by finance lease are recorded in property, plant and equipment at the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses or, if lower, fair value and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract. A finance lease contract is a contract that transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Given the nature of the Group’s businesses, the Divisions do not own investment property.

1-7.	Government grants (IAS 20)

Government grants finance all or part of publicly-owned utility networks. In principle, these grants are definitively earned and not repayable.

In accordance with the option offered by IAS 20, these grants are presented as a deduction from the value of publicly-owned utility networks.

Such grants are therefore recorded in Revenue in the year the publicly-owned utility network is sold.

Back to Contents

1-8.	Intangible assets excluding goodwill (IAS 38)

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of fees paid to local authorities for public service contracts and amortized over the contract term, the value of contracts acquired through business combinations, the patents, licenses, software and operating rights.

1-9.	Business Combinations and Goodwill (IFRS 3)

All business combinations are recorded in accordance with the purchase accounting method. Goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Under this method, assets acquired and liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, is capitalized as goodwill.

Goodwill is not amortized under IFRS, but subject to impairment tests performed at the level of the cash generating unit (“CGU”), at least once annually. Under IAS36, the cash generating unit is defined as a country per business segment. This is generally the level at which Veolia Environnement’s management assesses operating performance.

1-10.	Asset impairment (IAS 36)

The Group performs impairment tests on intangible assets and property, plant and equipment if there is internal or external indication of impairment loss.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a strategic plan, or more frequently where there is evidence of impairment losses. In such case, the long-term prospects of an activity are downgraded, a valuation is performed and an impairment is recorded in priority against goodwill and intangible assets in interim financial reporting if necessary.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is less.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, cash generating unit (CGU) or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific risks. Given the activities of the Group, cash generating units correspond to a country in each Division.

On disposal, fair value less costs to sell is estimated using the multiples method (broker surveys) or based on similar recent transactions.

Impairment losses can be reversed, with the exception of goodwill.

1-11.	Inventories (IAS 2)

In accordance with IAS 2, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1-12.	Assets and liabilities of discontinued operations

Assets and liabilities of discontinued operations are stated at the lower of their net carrying amount and fair value less costs to sell.

Back to Contents

1-13.	Provisions (IAS 37)

Pursuant to IAS 37, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not recorded.

Provisions giving rise to a cash outflow after more than 1 year are discounted if the impact is material. The unwinding of discount is recorded in the Income statement in “Other financial income and expenses”.

In the case of provisions for site restoration, Veolia Environnement accounts for the obligation to restore a site as hiding waste, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

1-14.	Financial instruments (IAS 32 and IAS 39)

Financial assets and liabilities

Financial assets include assets classified as available-for-sale, held-to maturity and held-for-trading, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating liabilities.

The recognition and measurement of financial assets and liabilities is governed by IAS 39-Financial instruments: recognition and measurement.

Recognition and accounting of financial assets

Financial assets are recognized at the settlement date. Financial assets are initially recognized at fair value, net of transaction costs.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds its recoverable amount, as estimated during impairment tests. The impairment loss is recognized in the Income statement.

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in equity, unless an impairment test leads to the recognition of an unrealized capital loss compared with the historical acquisition cost and this is equated to a material and long-term loss. Where this is the case, the impairment loss is recognized in the Income statement. Reverse of impairments of debt securities only are recognized in the Income statement (receivables and interest rate bonds).

Amounts recognized in equity are released to income on the sale of the relevant investment. Fair value is equal to market value in the case of listed securities and an estimate of the value in use in the case of unlisted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated

Back to Contents

investments which are not listed on an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

Loans and receivables

This category includes loans to non-consolidated investments, other loans and receivables and trade receivables. After initial recognition at fair value, these instruments are recognized and measured at amortized cost using the effective interest method.

An impairment loss is recognized if the carrying amount of these assets exceeds the recoverable amount, as estimated during impairment tests. The impairment loss is recognized in the Income statement.

Assets at fair value through the Income statement

This category includes trading assets acquired by the Company for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Assets at fair value through the Income statement also include the portfolio of cash UCITS whose performance and management are based on fair values. Changes in the value of these assets are recognized in the Income statement.

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months, cash and monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash and cash equivalents are valued in accordance with the rules applicable to the Assets at fair value category through the Income statement.

Bank overdrafts repayable on demand which form an integral part of the Group’s cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

Recognition and measurement of financial liabilities

With the exception of trading liabilities and liability derivative instruments which are measured at fair value, borrowings and other financial liabilities are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through to maturity or the next market-price fixing date, to the net carrying amount of the financial liability.

When the financial liability issued includes an embedded derivative which must be recognized separately, the amortized cost is calculated on the debt component only. The amortized cost at the acquisition date is equal to the proceeds from the issue less the fair value of the embedded derivative.

Minority interest put options

Pursuant to IAS 27, minority interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, minority interest put options are considered a liability and measured in accordance with IAS 39.

Pending an IFRIC interpretation or a specific IFRS, the Group has provisionally adopted the following treatment which may be modified at a later date:

•	the fair value of purchase undertakings is recorded in borrowings in the balance sheet, through minority interests and where necessary goodwill for the residual balance.
•

gains or losses resulting from the unwinding of discount of the liability are recorded in other financial income and expenses, and when the put exercise price is variable, changes in the value of the instrument resulting from changes in valuation assumptions concerning the promise are recorded in borrowings through goodwill.

If the minority interests are not purchased on expiry of the promise, the journals previously recorded are reversed.

Back to Contents

Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities. Certain transactions performed in accordance with the group management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Income statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Derivative instruments may be classified as one of three types of hedging relationship: fair value hedge, cash flow hedge or net investment hedge in a foreign operation:

•

a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

•

a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

•	the net investment hedge in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21).

An asset, liability, firm commitment, future cash-flow or net investment in a foreign operation qualifies for hedge accounting if:

•	the hedging relationship is precisely defined and documented at the inception date;
•

the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in financial items.

The use of hedge accounting has the following consequences:

•

in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the balance sheet. The gain or loss on remeasurement is recognized in the Income statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

•

in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Income statement. Gains or losses recognized in equity are released to the Income statement in line with the recording of the items hedged.

•

in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the Income statement. Gains and losses recognized in translation reserves are released to the Income statement when the foreign operation is sold.

Embedded derivatives

An embedded derivative is a component of a host contract that satisfies the definition of a derivative and whose economic characteristics are not closely related to that of the host contract. An embedded derivative must be separated from its host contract and accounted for as a derivative if, and only if, the following three conditions are satisfied:

•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
•	the embedded derivative satisfies the definition of a derivative laid down in IAS 39; and
•	the hybrid instrument is not measured at fair value with changes in fair value recognized in the Income statement.

Back to Contents

Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising on the sale of treasury shares are recognized directly in equity and do not impact the Income statement.

1-15.	Pension plans (IAS 19) and other employee-related obligations

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses.

Veolia Environnement has elected to offset actuarial gains and losses against equity as of January 1, 2004 and for early adoption as of January 1, 2005 of IAS 19 (revised). Actuarial gains and losses generated at this date are, therefore, offset against equity and no amortization charge in respect of these actuarial gains and losses is recorded in the Income statement.

1-16.	Share-based payments (IFRS 2)

Pursuant to IFRS 2- Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Income statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered. In accordance with IFRS 2, in order to ensure the comparability of the 2005 and 2004 financial statements, only those plans granted after November 7, 2002 and for which rights have not been vested at January 1, 2005 are measured and recognized in personnel costs.

The fair value of purchase and subscription options is calculated using the binomial model, taking into account the expected life of the options, the risk-free interest rate, observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee savings plans is equal to the difference between the subscription price and the average share price at each subscription date.

1-17.	Revenue (IAS 18)

Revenue is equal to the fair value of goods and services for which the risks and rewards of ownership and the control thereof have been effectively transferred to the buyer.

Due to the specific nature of Veolia Environnement’s business, fees and taxes collected on behalf of local authorities are excluded from revenue when there is no risk of payment default by third parties. Income from contracts comprising a lease pursuant to IFRIC 4 includes:

•	principal finance repayments by the local authority;
•	loan remuneration (see note 1-20).

Principal finance repayments are excluded from revenue. However, financial income related to the loans is included therein.

1-18.	Financial items in the Income statement

In the Group’s opinion, the non-accounting balance, “net financial debt”, is a relevant indicator of the Group’s debt. Net financial debt is defined by the Group as the total of long- and short-term borrowings (excepted fair value of derivative instruments) less net cash and cash equivalents.

Back to Contents

Net finance costs consist of interest payable on borrowings calculated using the effective interest rate, gains and losses on interest rate derivatives both qualifying and not qualifying as hedges and income from cash investments and equivalents. Interest income is recognized in the Income statement when it is earned using the effective interest method. Interest costs included in payments under lease finance contracts are recorded using the effective interest method.

Other financial income and expenses notably include loan income calculated using the amortized cost method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discount of provisions.

1-19.	Income taxes (IAS 12)

The income tax expense (income) includes the current tax charge (income) and the deferred tax charge (income).

Deferred tax assets are recognized on deductible temporary differences, tax loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized on taxable temporary differences.

Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the enactment date. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that the Group is likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

1-20.	Accounting policies specific to environmental services activities

Veolia Environnement provides environmental management services to local authorities and industrial customers. Through numerous contracts, Veolia Environnement operates assets that it returns when the contracts terminate. In certain cases, Veolia Environnement finances the assets on behalf of public or private partners. As part of the review accompanying IFRS adoption, Veolia Environnement examined the nature of assets held by considering the “substance” of these contracts, grouping them into three categories.

Assets relating to contracts covered by IFRIC 4

Certain contracts qualify for treatment as lease contracts pursuant to IAS 17 and its interpretation IFRIC 4 published in December 2004. IFRIC 4-Determining whether an arrangement contains a lease seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use an asset in return for payments included in the overall contract remuneration. It identifies in such agreements, based on the allocation of the risks and rewards of ownership, a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17. The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a loan (“IFRIC 4 loan”) to reflect the corresponding financing.

Contracts satisfying the criteria laid down in IFRIC 4 are either out-sourcing contracts with industrial customers, “Build Operate and Transfer” (BOT) contracts or incineration or co-generation contracts, under which, notably, risks associated with the level of demand or volume are in substance transferred to the customer.

Veolia Environnement does not therefore recognize an item of property, plant and equipment but a loan to these customers. During the construction phase, a loan is recognized in the balance sheet and operating income in the Income statement, in accordance with the percentage completion method laid down in IAS 11 for construction contracts. The loans resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method. After a review of the contract and its financing, the implied interest rate on the loan is based on either the Group financing rate and /or the borrowing rate associated with the contract.

Concession and affermage contracts

A substantial portion of Group’s assets are the result of concession or affermage contracts granted and concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned. Nonetheless, they generally provide, directly or

Back to Contents

indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract. In 2005, the Group recorded these assets on a separate line of the balance sheet, “Publicly-owned utility networks”. These assets are amortized or depreciated over their useful life in accordance with IAS 38 on intangible assets and IAS 16 on property, plant and equipment.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed through public service contracts. In the case of publicly-owned utility networks accounted for in accordance with IAS 38, resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where appropriate, a provision for maintenance and repair costs is recorded.

Other contracts

Property, plant and equipment under contracts which do not fall into either of the above two categories continue to be recorded as property, plant and equipment. The components approach is applied in accordance with IAS 16.

Outlook for 2006

In March 2005, IFRIC published draft interpretations D12, D13 and D14 on service concession arrangements where the grantor determines the terms and conditions under which the assets are operated and sets directly or indirectly the price of services rendered, and which provide for the return of assets with a material residual value to the grantor at the end of the contract term.

These drafts do not permit the recording of such infrastructures in property, plant and equipment by the concession operator. If the operator finances the infrastructure, it must recognize either a financial asset (D13) when payments are made by the grantor, or an intangible asset (D14) when payments are collected from users.

Despite several delays in the publication date of these interpretations and the fact that their adoption remains uncertain, the Group has nonetheless decided to proceed with their implementation in 2006. In the Group’s opinion, these draft interpretations could represent a significant progress in the application of the standards and offer an adequate basis for amending the accounting presentation of the assets concerned. The Group will therefore undertake a detailed review of its extensive contract portfolio in 2006 with a view to initial application, subject to further amendments to the drafts.

1-21.	Construction contacts (IAS 11)

Pursuant to IAS 11, and when the net income from a contract can be measured reliably, Group companies recognize a margin in accordance with the completion method.

The percentage of completion is determined by comparing costs incurred as of the balance sheet date with total estimated costs under the contract.

When total contract costs exceed total contract income, the expected loss is expensed immediately through the recognition of a provision for losses to completion.

1-22.	Electricity purchase and sale contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market. After analyzing the contractual terms and conditions, sales which do not qualify as being for “own use” are designated as trading. Revenue from trading activities is equal to the margin generated by the purchase and sale of electricity.

Certain subsidiaries enter into forward contracts for the purchase or sale of electricity. When these contracts do not qualify as being for “own use”, these transactions are accounted for as trading contracts in accordance with IAS 39 and recognized at fair value. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue. The fair value on signature of the contracts is recognized over the contact term where there is a lack of visibility as to market liquidity.

Back to Contents

1-23.	CO2 emission allowances

Pursuant to the Kyoto Protocol, the Group has undertaken to reduce the level of greenhouse gases emitted by energy production installations which it manages.

In this respect, the Group received, a certain number of free emission allowances for the period 2005-2007 and must satisfy annual obligations to surrender allowances equal to total actual emissions.

The Group has elected to account for these allowances using the net liability approach: emission allowances are considered equivalent to repayment rights on commitments received gratuitously; the accounting method depends on the policy adopted:

1/ “Own-use” policy:

•

If emission allowances prove inadequate at the period end, annual surrender obligations cannot be satisfied: in accordance with IAS 37 a liability is recognized equal to the fair value of the commitment. This liability is subsequently released when surrender obligations are satisfied and purchases of emission allowances are recorded in full in operating expenses.

•

If emission allowances are inadequate at the time of annual surrender, over and above any provision recognized at the preceding balance sheet date, additional allowances purchased are recorded directly in operating expenses and a liability is not recognized.

•	The sale of excess allowances is recorded as a deduction from operating expenses.

2/ “Trading” policy:

Emission allowances purchased for trading purposes are recognized in other intangible assets at acquisition cost (in accordance with IAS 38). As capital gain or loss is recognized on sale.

Veolia Environnement adopted an “own-use” policy in 2005.

1-24.	Segment reporting (IAS 14)

Pursuant to IAS 14, Veolia Environnement has elected to report primary financial information by business segment and secondary financial information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

1-25.	Standards and interpretation applicable in 2006 and 2007 (other than those detailed in note 1.20)

- IFRIC 7-Applying the restatement approach under IAS 29 financial reporting in Hyperinflationary Economies: European Union approval is expected in April/May 2006. This draft interpretation is applicable to the Group from January 1, 2007. Veolia Environnement does not expect implementation of this interpretation to have a material impact.

- IFRIC 8-Scope of IFRS 2: European Union approval is expected in the summer of 2006. Application of this interpretation is mandatory for financial periods beginning on or after May 1, 2006. Application by Veolia Environnement is mandatory from January 1, 2007. Veolia Environnement does not expect implementation of this interpretation to have a material impact.

- IAS 21 revised (December 15, 2005): European Union approval is expected in April/May 2006 and application is mandatory from January 1, 2006. The revised text states that in the case of net investments in foreign operations, foreign exchange gains and losses on loans denominated in a currency different from the functional currency of the lending company or of the borrowing company, must be recognized in foreign exchange translation reserves.

-Amendment to IAS 39 on the fair value option. This amendment is applicable from January 1, 2006. Companies may designate a financial asset or liability as being at fair value through the Income statement on initial recognition. In so far is it produces more relevant information, this designation is possible where it eliminates or significantly reduces an inconsistency in recognition or measurement which, otherwise, would result from the measurement of assets or liabilities or the recognition of resulting gains or losses on another basis. This designation may also be adopted when a

Back to Contents

group of financial assets or financial liabilities or both are managed and their performance is measured on a fair value basis in accordance with a documented risk management or investment policy and that information on a group is presented on this basis, internally, to group management. The Group does not expect any material impact.

- Amendment to IAS 39 on cash flow hedges of future inter-company transactions. The foreign exchange risk of a highly probable inter-company forecast transaction may qualify as a hedged item in a cash flow hedge in consolidated financial statements, provided that the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction and the foreign exchange risk will affect consolidated net income. This option offered to companies would not, in theory, appear to concern Veolia Environnement.

- IFRS 7 on financial instrument disclosures is applicable from January 1, 2007 and early adoption is possible from financial year 2006.

Note 2

Use of management estimates in the application of Group accounting standards

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and subsequent periods if they are also affected by the change.

Notes 1.9 and 4 on goodwill and business combinations present the method adopted for the allocation of the acquisition price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.10, 4 and 5 concern goodwill and intangible asset impairment tests. Group management performed tests based on best forecasts of the future value of the activities of the cash generating units concerned and taking into account discount rates.

Note 34 on derivative instruments describes the treatment of such instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 19 and 35 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 28 on the income tax expense presents the tax position of the Group and is notably based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Note 3

Significant events

Acquisition of BVAG:

The scope of consolidation was extended as of January 1, 2005 to include mainly the water services company serving the town of Braunschweig in Lower Saxony, Germany (this company also provides other services such as heating and

Back to Contents

distribution of gas and electricity). The Group purchased 74.9% of the share capital of this company for a consideration of €374 million. Revenue of this company for the year ended December 31, 2005 totaled €350 million.

Expiry of the EDF call option on Dalkia:

Under the terms of the agreement signed in December 2000, EDF held a call option enabling it to increase its investment in Dalkia to 50%, provided that a number of conditions were met.

The conditions of this option were clarified in an amendment to the agreement signed by EDF and Veolia Environnement on April 19, 2005. This amendment stated in particular that EDF had until July 31, 2005 to exercise this option and that the option would only be considered definitively exercised at the date of conclusion by the parties of a formal agreement covering notably the reorganization of their relationship under the industrial and commercial agreement and their rights and obligations under the shareholders’ agreement, including governance rules. This formal agreement had to be concluded by September 30, 2005 at the latest.

In this context, EDF exercised its call option on July 28, 2005 as a conservative measure. However, in the absence of a formal agreement covering amendments to the industrial and commercial agreement and the shareholders’ agreement, the option became null and void as of October 1, 2005. Supposing that no other EDF competitor takes control of the company, EDF no longer holds any call options in respect of Dalkia and its subsidiaries.

The original partnership agreement remains unchanged, and EDF and Veolia Environnement have confirmed their intention to exploit together any new opportunities in the European energy context.

Note 4

Goodwill

Goodwill breaks down as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Gross	4,944.9	4,455.4
Impairment losses	(81.8)	(71.8)

Net	4,863.1	4,383.6

Goodwill of €15.2 million was transferred to Assets of discontinued operations in 2004. No amounts were transferred in this respect in 2005.

As of December 31, 2004, impairment losses mainly concerned the goodwill of the Transportation Division in Scandinavia (€70.0million).

Back to Contents

Movements in the net carrying amount of goodwill by division during 2005:

	As of December 31, 2004	Changes in consolidation scope	Foreign exchange translation	Impairment losses and amounts removed	Other	As of December 31, 2005

	(€ million)
Water	1,914.9	149.6	18.8	5.5	(36.4)	2,052.4
Waste Management	1,403.6	17.5	117.1	(10.0)	(0.5)	1,527.7
Energy Services	762.9	69.5	0.9	(23.8)	26.8	836.3
Transportation	302.2	124.8	2.5	0.3	16.9	446.7

Goodwill	4,383.6	361.4	139.3	(28.0)	6.8	4,863.1

Changes in consolidation scope in 2005 mainly concerned the acquisition of the water services company serving the town of Braunschweig in Germany (+€76 million) and Weir Techna in the United Kingdom (+€39 million) in the Water Division, of the company carrying the Lodz contract in Poland (+€56 million) in the Energy Services Division, and of ATC Vancom in the United States (+€59 million), of Eurolines in France (minority interest buyout for €16 million) Helgelandske in Norway (+€14 million) and of Sodeli in France (+€10 million) in the Transportation Division.

Foreign exchange differences are mainly the result of the appreciation of the US dollar against the euro (+€131 million).

Impairment losses total -€14.7 million and reversals of negative goodwill +€7.5 million.

The sale of nuclear maintenance activities and the Facility Management business in Germany led to the removal of goodwill of €14.0 million and €6.8 million respectively within Energy Services Division.

Other movements mainly consist of the offsetting entry to the recognition of put options held by minority interests in Poland in Energy Services Division for +€25 million.

Impairment tests as of December 31, 2005:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is evidence of impairment losses.

The recoverable value of a cash generating unit (CGU) is estimated by discounting future cash flows. The main assumptions on which the value in use of a cash generating unit is based are the discount rate and trends in volumes, prices and direct costs (inflation) over the period.

Discount rates are estimated by management for each cash generating unit and reflect current market assessments of the time value of money and the specific risks to which the cash generating unit is exposed. Trends in volumes, prices and direct costs are based on past trends and the future market outlook.

Systematic impairment tests are based on future cash flows taken, for the first five years, from the strategic planning process in June 2005. Cash flows for years 6 to 15 are based on year 6 cash flows (taken from the strategic planning document) adjusted by an appropriate growth rate (1% to 3% on average in 2005, depending on the business). The terminal value is then calculated by discounting year 16 data at the perpetual growth rate, including only an organic growth rate such as inflation (1% to 2% on average, depending on the business).

Discount rates used in 2005 reflect both the business and the country or geographical area of the business based on the criteria disclosed in note 1.10. The main average discount rates by geographical area in 2005 were as follows, depending on the nature of the risk.

Back to Contents

• France :	4.23% to 8.23%	United Kingdom:	5.76% to 10.80%
• United States:	5.55% to 7.83%	Czech Republic:	4.62% to 6.35%
• Germany:	4.23% to 7.39%	Australia:	7.60% to 7.92%

As of December 31, 2005, impairment losses of €14.7 million were recognized in respect of two CGUs.

Note 5

Other intangible assets

Movements in the net carrying amount of other intangible assets during 2005:

	As of December 31, 2004	Acquisitions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Fees paid to local authorities	654.9	8.2	(1.0)	(60.7)	4.1	7.1	38.7	651.3
Trademarks	27.8	10.5	(8.0)	(4.9)	(2.2)	1.2	(5.2)	19.2
Internally-developed software	7.6	2.1	—	(2.7)	—	—	2.2	9.2
Purchased software	122.0	38.9	(2.5)	(49.9)	5.5	0.9	5.4	120.3
Other internally-developed intangible assets	49.0	0.4	—	(0.5)	0.7	7.2	(7.2)	49.6
Other purchased intangible assets	197.7	29.0	(0.9)	(55.1)	111.2	20.5	19.5	321.9

Other intangible assets	1,059.0	89.1	(12.4)	(173.8)	119.3	36.9	53.4	1,171.5

No other intangible assets were transferred to Assets of discontinued operations in 2004 or 2005.

Fees paid to local authorities in respect of public service contracts totaled €651 million as of December 31, 2005 compared to €655 million as of December 31, 2004. They include the amortization over the contract term of fees paid at the beginning of concession contracts with Compagnie Générale des Eaux of -€36 million and with its regional subsidiaries of -€14 million.

Other intangible asset additions (mainly contractual rights) totaled €322 million in 2005 compared to €198 million in 2004. The increase in 2005 was due to:

•

the impact of entries into the consolidation scope in the Water Division for €67 million (mainly Braunschweig for €24 million and Enel Hydro for €12 million, engineering activities in the United States for €12 million and Acqua Spa for €9 million), in the Transportation Division for €15 million (mainly ATC Vancom in the United States for €12 million), in the Energy Services Division for €10 million and in the Waste Management Division for €5 million.

•	the impact of the buyout of minority interests in Acqua Latina in Italy in the Water Division for €12 million.

The intangible asset amortization charge for 2005 is €174 million, compared to €142 million in 2004. Accumulated amortization is -€1,243 million as of December 31, 2005, compared to -€1,006 million as of December 31, 2004.

Back to Contents

Other intangible assets break down as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Intangible assets with an indefinite useful life, net	31.4	10.3
Intangible assets with a definite useful life, gross	2,383.3	2,055.2
Amortization	(1,243.2)	(1,006.5)
Intangible assets with a definite useful life, net	1,140.1	1,048.7
Other intangible assets	1,171.5	1,059.0

In 2005, indefinite life intangible assets mainly include trademarks related to engineering activities in the United States for €12 million in the Water Division, and Transportation Division licenses for €5 million.

Impairment tests as of December 31, 2005:

The net carrying amount of intangible assets with an indefinite useful life is reviewed at least once annually in accordance with the principles disclosed in note 1.10. No impairment losses were recognized in 2005.

Note 6

Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2005:

	As of December 31, 2004	Acquisitions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Property, plant and equipment, gross	13,287.7	1,069.3	(703.1)	—	—	864.3	484.4	9.6	15,012.2
Depreciation	(7,150.4)	—	569.9	4.3	(960.6)	(523.2)	(221.9)	(8.3)	(8,290.2)

Property, plant and equipment, net	6,137.3	1,069.3	(133.2)	4.3	(960.6)	341.1	262.5	1.3	6,722.0

Net carrying amount of property, plant and equipment of €3.2 million in 2004 and €1.2 million in 2005 was transferred to Assets of discontinued operations.

Property, plant and equipment acquisitions concern the Water Division (€223.6 million), Waste Management Division (€549.2 million), Energy Services Division (€98.3 million) and Transportation Division (€186.9 million).

Property, plant and equipment disposals concern the Water Division (€39.9 million), Waste Management Division (€54.4 million), Energy Services Division (€8.2 million) and Transportation Division (€29.9 million).

Foreign exchange translation adjustments concern the Water Division (€49.2 million), Waste Management Division (€169 million), Energy Services Division (€24.0 million) and Transportation Division (€12.2 million), following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Back to Contents

Property, plant and equipment by division break down as follows:

	As of December 31, 2005			Net carrying amount as of December 31, 2004

	Gross carrying amount	Depreciation & impairment losses	Net carrying amount

	(€ million)
Water	3,778.1	(1,803.4)	1,974.7	1,888.2
Waste Management	6,304.3	(3,572.1)	2,732.2	2,459.2
Energy Services	2,172.0	(1,342.5)	829.5	713.3
Transportation	2,607.3	(1,513.3)	1,094.0	999.8
Other	150.5	(58.9)	91.6	76.8

Property, plant and equipment	15,012.2	(8,290.2)	6,722.0	6,137.3

The breakdown of property, plant and equipment by class of assets is as follows :

	As of December 31, 2005			Net carrying amount as of December 31, 2004

	Gross carrying amount	Depreciation & impairment losses	Net carrying amount

	(€ million)
Land	1,221.8	(451.8)	770.0	749.4
Buildings	2,376.2	(1,119.1)	1,257.1	1,114.5
Technical systems	6,774.7	(3,895.5)	2,879.2	2,524.5
Assets under construction	274.1	(7.5)	266.6	327.7
Other	4,365.4	(2,816.3)	1,549.1	1,421.2

Property, plant and equipment	15,012.2	(8,290.2)	6,722.0	6,137.3

Note 7

Publicly-owned utility networks

Movements in the net carrying amount of publicly-owned utility networks during 2005:

	As of December 31, 2004	Acquisitions	Disposals	Impairment losses	Depreciation/ reversals	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Publicly-owned utility networks, gross	8,026.4	598.5	(81.5)	—	—	394.4	91.5	50.5	9,079.8
Depreciation	(3,205.6)	—	67.5	0.6	(297.5)	(1.9)	(25.6)	12.2	(3,450.3)

Publicly-owned utility networks, net	4,820.8	598.5	(14.0)	0.6	(297.5)	392.5	65.9	62.7	5,629.5

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

Back to Contents

Acquisitions concern the Water Division (€387.0 million), Waste Management Division (€177.3 million) and Energy Services Division (€31.4 million).

Disposals concern the Water Division (-€7.5 million), Waste Management Division (-€1.4 million) and Energy Services Division (-€4.9 million).

Changes in consolidation scope mainly concern the acquisition of the assets of the water services company serving the town of Braunschweig in Germany, in the amount of €390.1 million.

Foreign exchange translation adjustments concern the Water Division (€54.8 million) and Waste Management Division (€10.3 million), following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Publicly-owned utility networks by Division break down as follows:

	As of December 31, 2005			Net carrying amount as of December 31, 2004

	Gross carrying amount	Depreciation & Impairment losses	Net carrying amount

	(€ million)
Water	7,487.3	(2,900.6)	4,586.7	3,928.7
Waste Management	991.0	(241.0)	750.0	603.1
Energy Services	577.8	(288.8)	289.0	280.2
Transportation	0.3	(0.1)	0.2	0.1
Other	23.4	(19.8)	3.6	8.7

Publicly-owned utility networks	9,079.8	(3,450.3)	5,629.5	4,820.8

Note 8

Investments in associates

The principal investments in associates are as follows:

	As of December 31,

	% holding		Share in equity		Share of net income

	2005	2004	2005	2004	2005	2004

Domino (1)	—	15.00%	—	15.2	—	-0.2
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	25.00%	93.1	94.2	1.5	1.2
Tiru	24.00%	24.00%	10.7	11.5	(0.8)	5.1
Grand Bahamas	49.00%	49.00%	13.9	12.1	1.3	1.6
Technoborgo (2)	—	49.00%	—	6.5	—	1.5
CICG	41.95%	41.97%	5.6	5.4	0.3	0.2
PCP Holding (3)	—	19.08%	—	10.0	—	3.6
Southern Water Investments Limited	25.00%	19.90%	17.7	11.7	8.4	2.2
Other (per unit < €5 million)			60.5	52.6	4.2	9.0

Investments in associates			201.5	219.2	14.9	24.2

Back to Contents

______________
(1)	Investment reclassified as a non-consolidated investment as not satisfying the “significant influence” criteria as of December 31, 2005.
(2)	Change in consolidation method: proportionate consolidation from 2005.
(3)	Sold in 2005

Movements in investments in associates in 2005:

	% holding as of December 31, 2005	2004	Net income	Dividend distribu- tion	Foreign exchange translation	Changes in consolid- ation scope	Other	2005

	(€ million)

Domino	—	15.2	—	—	—	—	(15.2)	—
Fovarosi Csatomazasi Muvek Reszvenytarsasag	25.00%	94.2	1.5	—	(2.6)	—	—	93.1
Tiru	24.00%	11.5	(0.8)	—	—	—	—	10.7
Grand Bahamas	49.00%	12.1	1.3	(1.4)	1.9	—	—	13.9
Technoborgo	—	6.5	—	—	—	(6.5)	—	—
CICG	41.95%	5.4	0.3	(0.1)	—	—	—	5.6
PCP Holding	—	10.0	—	—	—	(10.0)	—	—
Southern Water Investments Limited	25.00%	11.7	8.4	(5.1)	2.2	3.7	(3.2)	17.7
Other (per unit < €5 million)		52.6	4.2	(3.7)	0.9	6.4	0.1	60.5

Investments in associates		219.2	14.9	(10.3)	2.4	(6.4)	(18.3)	201.5

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

Back to Contents

Summarized financial information for the main investments in associates is as follows (100% of amounts):

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Non-current assets
4,872.7

4,992.1

Current assets	1,414.4	2,005.1

Total assets	6,287.1	6,997.2

Equity attributable to equity holders of the parent	524.0	696.8
Minority interests	1.4	6.8
Non-current liabilities	4,735.8	5,046.0
Current liabilities	1,025.9	1,247.6

Total equity and liabilities	6,287.1	6,997.2

Income statement
Revenue	1,085.5	1,449.0
Operating income	355.6	373.1
Net income for the year	37.1	53.2

Note 9

Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in the fair value of non-consolidated investments during 2005:

	As of December 31, 2004	Acquisitions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2005

	(€ million)
Non-consolidated investments	181.1	65.3	(18.3)	(35.3)	0.3	(0.8)	17.2	209.5

Other movements include the reclassification in non-consolidated investments in 2005 of the Domino Sanepar shares held by Proactiva in the amount of €20.7 million, following the loss of significant influence over this company. As of December 31, 2004, these shares were recognized in investments in associates.

Acquisitions mainly concern SEBS Gmbh (Braunschweig Assainissement) and Kralove Hradec for €27.0 million and €14.8 million respectively.

The principal disposal was the sale of Aque Potabili for €17.1 million.

Changes in consolidation scope mainly concern the consolidation of Rev Suisse in the amount of €13.2 million and Vodarny Stredoceske in the amount of €13.1 million.

Non-consolidated investments break down as follows:

Back to Contents

Non-consolidated investments	% interest as of December 31, 2005	Gross carrying amount as of December 31, 2005	Impairment losses	Fair value adjustments	Net carrying amount as of December 31, 2005	Net carrying amount as of December 31, 2004

	(€ million)
SEBS – Gmbh (1)	100.00%	27.0	—	—	27.0	—
Genova Aque (2)	20.00%	25.0	—	0.7	25.7	25.6
Domino Sanepar (2)	15.00%	20.7	—	—	20.7	—
Kralove Hradec (1)	66.00%	14.8	—	—	14.8	—
Ta-Ho Yunlin (4)	33.30%	10.4	(0.4)	—	10.0	10.2
Aque Potabili (3)	—	—	—	—	—	17.1
Rev Suisse (5)	100.00%	—	—	—	—	13.2
Vodarny Stredoceske (5)	99.76%	—	—	—	—	13.1
Other (per unit < €10 million in 2005)		131.2	(23.8)	3.9	111.3	101.9

Non-consolidated investments		229.1	(24.2)	4.6	209.5	181.1

______________
(1)	Company purchased at the end of 2005 and consolidated in 2006.
(2)	Investment not consolidated as not satisfying the “significant influence” criteria.
(3)	Sold in 2005
(4)	Project at development stage
(5)	Consolidated in 2005

Movements in unrealized gains and losses recognized in fiscal years 2004 and 2005 are not significant.

Note 10

Long-term IFRIC 4 loans

Movements in the net carrying amount of long-term IFRIC 4 loans during 2005:

	As of December 31, 2004	Acquisitions	Repayments / removals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Gross	1,693.5	252.7	(176.6)	—	8.8	101.2	23.9	1,903.5
Impairment losses	—	—	—	(1.5)	—	(0.1)	—	(1.6)

Long-term IFRIC 4 loans, net	1,693.5	252.7	(176.6)	(1.5)	8.8	101.1	23.9	1,901.9

Back to Contents

Long-term IFRIC 4 loans by division break down as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Water	874.0	639.4
Waste Management	261.2	251.6
Energy Services	686.1	717.3
Transportation	80.6	85.2

Long-term IFRIC 4 loans, net	1,901.9	1,693.5

The €208.4 million increase compared to 2004 in long-term IFRIC 4 loans is mainly attributable to major Water Division construction projects in Brussels and the Hague (€128 million). The decrease in loans in the Energy Services Division is due to the repayment of cogeneration loans.

Note 11

Other long-term loans and investments

Movements in the value of other long-term loans and investments during 2005:

	As of December 31, 2004	Acquisitions	Disposals/ Repayments	Changes in consol- idation scope	Impairment losses	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Gross	475.6	62.1	(55.7)	(0.3)	—	(1.2)	25.0	(10.2)	495.3
Impairment losses	(61.0)	—	—	—	1.7	—	(8.8)	0.5	(67.6)

Other long-term loans, net	414.6	62.1	(55.7)	(0.3)	1.7	(1.2)	16.2	(9.7)	427.7

Gross	211.8	63.1	(24.6)	34.6	—	(7.1)	9.3	(6.1)	281.0
Impairment losses	(11.7)	—	—	(2.3)	(2.9)	—	(0.6)	1.3	(16.2)

Other investments, net	200.1	63.1	(24.6)	32.3	(2.9)	(7.1)	8.7	(4.8)	264.8

Other long-term loans and investments, net	614.7	125.2	(80.3)	32.0	(1.2)	(8.3)	24.9	(14.5)	692.5

Other long-term loans

Other long-term loans as of December 31, 2005 mainly include:

•	A deposit paid related to the Berlin contract held by Veolia Water Germany of €97.3 million;
•	Water Division loans in the United States of €32 million;
•	Payment guarantee deposits of €49.4 million;
•	Various loans to non-group subsidiaries of €30 million.

Impairment losses on other long-term loans mainly include the impairment of Water Division long-term loans in the US in the cumulative amount of €58.0 million as of December 31, 2004 and €63.7 million as of December 31, 2005 (change in amount is mainly due to currency effects on US dollar).

Back to Contents

Other investments

Changes in consolidation scope as of December 31, 2005 include the addition of shares in the amount of €27.4 million following the acquisition of the water services company serving the town of Braunschweig (Veolia Water Germany).

The increase in other investments is mainly due to the new collateral guarantees intended to be invested in the contracts Changzou and Kunming (Veolia Water China) for the amount of €24.3 million and €21.1 million respectively at the balance sheet date.

Other investments as of December 31, 2005 mainly include:

•	Southern Water preferred shares in the amount of €66.3 million (Veolia Water UK);
•	Guarantee deposits paid to suppliers and others in the amount of €12.7 million;
•	Pension funds and other employee-related obligations in the amount of €9 million;
•	Shares carried by BVAG in the amount of €27.4 million;
•	Collateral guarantees intended to be used for Water Division investments in China in the amount of €45.4 million.

Other non-current financial assets were transferred to Assets of discontinued operations in the amount of -€1.1 million in 2004. No amounts were transferred in 2005.

The classification of these financial assets in accordance with IAS 39 is as follows:

	Available-for-sale financial assets		Loans and receivables originated by the company		Total

	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005

	(€ million)
Other long-term loans, net	—	—	414.6	427.7	414.6	427.7
Other investments, net	186.9	252.1	13.2	12.7	200.1	264.8

Other long-term loans and investments, net	186.9	252.1	427.8	440.4	614.7	692.5

Note 12

Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2005:

	As of December 31, 2004	Changes in business	Fair value adjustments	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Deferred tax assets, net	1,122.6	(127.4)	38.2	32.7	68.0	(6.8)	1,127.3
Deferred tax liabilities, net	933.8	(16.4)	(8.5)	141.2	61.1	12.9	1,124.1

Changes in consolidation scope mainly concern the entry into the scope of consolidation of the Braunschweig Group for the amount of €10.3 million in assets and €133.1 million in liabilities.

Back to Contents

Deferred tax assets and liabilities break down by nature as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Deferred tax assets
Employee benefits	137.6	87.6
Write down	17.5	12.4
Tax losses	692.3	699.4
Finance leases / Assets	51.6	52.4
Temporary differences on provisions	168.3	168.5
Other deductible temporary differences	517.0	487.6

Gross deferred tax assets	1,584.3	1,507.9

Deferred tax assets not recognized	(457.0)	(385.3)

Recognized deferred tax assets	1,127.3	1,122.6

Deferred tax liabilities:
Deferred tax on amortization differential	542.9	484.2
Asset remeasurement	152.3	126.8
Finance leases / Liabilities	45.9	34.8
Other taxable temporary differences	383.0	288.0

Deferred tax liabilities	1,124.1	933.8

Deferred tax assets and liabilities break down by destination as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Deferred tax assets, net
Deferred tax asset on net income	975.0	1,027.2
Deferred tax assets on reserves	152.3	95.4

Deferred tax assets	1,127.3	1,122.6

Deferred tax liabilities
Deferred tax liabilities on net income	1,074.0	860.0
Deferred tax liabilities on reserves	50.1	73.8

Deferred tax liabilities	1,124.1	933.8

Back to Contents

Note 13

Working capital

Movements in net working capital during 2005:

	As of December 31, 2004	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Inventories and work in progress, net	562.0	18.5	(1.9)	40.3	14.4	12.9	646.2
Net operating receivables	9,261.4	559.3	(25.6)	207.1	155.6	(45.5)	10,112.3
Net operating payables	9,576.0	522.4	—	165.9	150.7	(40.7)	10,374.3

Net working capital	247.4	55.4	(27.5)	81.5	19.3	8.1	384.2

Amounts transferred to Assets of discontinued operations in 2004 totaled €10.7 million. No amounts were transferred in 2005.

Amounts transferred to Liabilities of discontinued operations in 2004 totaled €4.5 million. No amounts were transferred in 2005.

Working capital includes working capital requirements of operations (inventories, trade receivables and payables and other operating receivables and payables) and tax working capital requirements (current tax receivables and payables). Movements during the year of €55.4 million concern working capital requirements of operations in the amount of €52.2 million and tax working capital requirements in the amount of €3.2 million.

Back to Contents

Movements in inventories during 2005:

Inventories	As of December 31, 2004	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Raw materials and supplies	330.0	0.6	—	—	33.6	10.7	6.9	381.8
Work in progress	190.9	15.6	—	—	1.8	1.6	5.9	215.8
Finished products inventories	61.3	(0.4)	—	—	5.3	1.9	0.7	68.8
Contracts in progress	6.5	2.7	—	—	—	0.6	—	9.8

Inventories and work in progress	588.7	18.5	—	—	40.7	14.8	13.5	676.2

Impairment losses on raw materials and supplies	(18.4)	—	(7.0)	5.4	0.4	(0.2)	(0.7)	(20.5)
Impairment losses on work in progress	(0.5)	—	(0.3)	0.3	(0.1)	—	0.1	(0.5)
Impairment losses on finished products inventories	(7.8)	—	(3.8)	3.5	(0.7)	(0.2)	—	(9.0)
Impairment losses on contracts in progress	—	—	—	—	—	—	—	—

Impairment losses on inventories and work-in-progress	(26.7)	—	(11.1)	9.2	(0.4)	(0.4)	(0.6)	30.0

Inventories and work in progress, net	562.0	18.5	(11.1)	9.2	40.3	14.4	12.9	646.2

Movements in operating receivables during 2005:

Operating receivables	As of December 31, 2004	Changes in business	Impairment losses	Reversal of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Trade accounts receivable	7,659.2	672.6	—	—	194.0	140.9	(26.6)	8,640.1
Other operating accounts receivable	1,354.5	(96.6)	—	—	21.6	18.3	9.1	1,306.9
Tax receivables	716.6	(16.7)	—	—	9.0	5.7	(23.5)	691.1

Operating receivables (gross)	9,730.3	559.3	—	—	224.6	164.9	(41.0)	10,638.1

Impairment losses on trade accounts receivable	(367.2)	—	(129.0)	118.8	(17.3)	(8.9)	2.7	(400.9)
Impairment losses on other operating accounts receivable	(101.7)	—	(27.3)	11.9	(0.2)	(0.4)	(7.2)	(124.9)

Impairment losses on operating receivables	(468.9)	—	(156.3)	130.7	(17.5)	(9.3)	(4.5)	(525.8)

Operating receivables, net	9,261.4	559.3	(156.3)	130.7	207.1	155.6	(45.5)	10,112.3

Back to Contents

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. Veolia Environnement securitized receivables through its Water Division subsidiaries in the amount of €413 million net of discount as of December 31, 2005 (compared to €415 million as of December 31, 2004). As of December 31, 2005, the French securitization program is consolidated in the amount of €377 million in operating receivables.

Discounting of receivables

The Group discounted €115.2 million of receivables (Dailly sales and other) as of December 31, 2005 compared to €824.7 million as of December 31, 2004.

Discounted receivables definitively sold to third parties and removed from the balance sheet in the Energy Services Division totaled €121 million as of December 31, 2005.

Movements in operating liabilities during 2005:

Operating payables	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Trade accounts payable	4,760.0	546.3	73.4	82.2	(25.0)	5,436.9
Tax and employee-related accounts payable	4,816.0	(23.9)	92.5	68.5	(15.7)	4,937.4

Operating payables	9,576.0	522.4	165.9	150.7	(40.7)	10,374.3

Note 14

Short-term IFRIC 4 loans

Movements in the net carrying amount of short-term IFRIC 4 loans during 2005:

	As of December 31, 2004	Acquisitions	Repayments / removals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Gross	133.0	16.6	(7.4)	—	0.6	7.3	14.0	164.1
Impairment losses	—	—	—	(0.6)	—	—	—	(0.6)

Short-term IFRIC 4 loans, net	133.0	16.6	(7.4)	(0.6)	0.6	7.3	14.0	163.5

Back to Contents

Short-term IFRIC 4 loans by division break down as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Water	52.9	36.6
Waste Management	1.6	0.2
Energy Services	109.0	96.2

Short-term IFRIC 4 loans, net	163.5	133.0

Note 15

Other short-term loans

Movements in other short-term loans during 2005:

	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Gross	496.0	(115.0)	20.0	4.2	(25.6)	379.6
Impairment losses	(163.0)	—	—	(0.3)	4.9	(158.4)

Other short-term loans, net	333.0	(115.0)	20.0	3.9	(20.7)	221.2

The main other short-term loans as of December 31, 2005 consist of the pre-financing of investments in trains (Veolia Transportation Germany) for €36.8 million and various loans and non-group current accounts for €99 million (mainly Veolia Water Berlin for €66.8 million and Veolia Water France for €17.7 million).

All short-term loans are classified in “Loans and receivables originated by the Company” as of December 31, 2004 and 2005 in accordance with IAS 39.

Note 16

Marketable securities

Movements in marketable securities during 2005:

	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Gross	191.5	(117.4)	1.4	1.3	(14.6)	62.2
Impairment losses	(2.2)	—	—	—	0.7	(1.5)

Marketable securities net	189.3	(117.4)	1.4	1.3	(13.9)	60.7

The decrease in 2005 is related to the partial sale of the cash UCITS portfolio held by Veolia Environnement SA in the amount of €117.2 million.

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

The change in the Cash flow statement includes capital gains and losses realized on the sale of marketable securities of €0.8 million as of December 31, 2005.

Back to Contents

The classification of these financial assets in accordance with IAS 39 is as follows:

	Financial assets evaluated at fair value through the Income Statement		Available-for-sale financial assets		Total

	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005

	(€ million)
Marketable securities	117.2	—	72.1	60.7	189.3	60.7

In 2004, latent gains and losses recognized in equity and released to income amounted to €44 million and were related to the sale of Vinci shares. In 2005, no sale led to recognize latent gains end losses to income.

Note 17

Cash and cash equivalents

Movements in cash and cash equivalents during 2005:

	As of December 31, 2004	Changes in business	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Cash	948.4	64.4	107.4	—	55.9	(3.0)	1,173.1
Cash equivalents	3,711.9	(2,565.7)	31.6	1.3	(27.8)	11.7	1,163.0

Cash and cash equivalents	4,660.3	(2,501.3)	139.0	1.3	28.1	8.7	2,336.1

No amounts were transferred to Assets of discontinued operations in 2004 or 2005.

The overall decrease in cash and cash equivalents in 2005 was mainly due to the sale of certificates of deposits in the amount of -€2,151 million and the sale of monetary UCITS in the amount of -€610 million, to finance the repayment of the OCEANE bonds on January 1, 2005 (€1,535 million), the redemption of the TSAR subordinated loan notes redeemable in preference shares on March 31, 2005 and Water Division investments (acquisition of Braunschweig on January 10, 2005 for €374 million).

Changes in consolidation scope mainly concern the acquisition of the water services company serving the town of Braunschweig in Germany in the amount of €45 million.

As of December 31, 2005, cash was held by the Water Division (€512 million, including €78 million by Braunschweig and €66 million by Shenzhen), the Energy Services Division (€153 million), the Waste Management Division (€141 million; unitary amounts of less than €20 million), the Transportation Division (€122 million, including €22 million by Melbourne), Veolia Environnement SA (€101 million) and other holding companies (€128 million, including €87 million by Codeve).

Monetary instruments were mainly held by Veolia Environnement SA as of December 31, 2005 in the amount of €853 million (including €602 million of monetary UCITS, €166 million of treasury notes and €50 million of certificates of deposit).

Cash and cash equivalents are classified under IAS 39 in assets recognized at fair value through the Income statement.

Back to Contents

Note 18

Equity

1.	Equity attributable to equity holders of the parent
1.1	Share capital

Share capital increases:

In 2004, Veolia Environnement carried out a share capital increase of €25.3 million, subscribed by members of the Group employee savings plan in France and abroad.

In 2005, Veolia Environnement carried out a share capital increase of €34.6 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €8.6 million.

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share options.

Number of shares outstanding:

405,070,515 shares were outstanding as of January 1, 2004, 406,421,983 as of December 31, 2004 and 407,872,606 as of December 31, 2005 (including treasury shares).

1.2	Offset of treasury shares against equity

In 2004, 516,899 treasury shares were sold as part of the Onyx Ireland minority interest buyout transaction.

As of December 31, 2004, the Group held 16,183,548 of its own shares.

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees.

As of December 31, 2005, the Group held 15,990,242 of its own shares.

1.3	Share options

In accordance with IFRS 2, an expense of €6.9 million in 2004 and €16.2 million in 2005 was recognized in respect of share option plans granted to employees.

1.4	Appropriation of net income and dividend distribution

A dividend distribution of €265.4 million was paid in 2005 out of 2004 net income attributable to equity holders of the parent of €391.5 million. The residual balance of €126.1 million was transferred to Veolia Environnement’s consolidated reserves.

1.5	Foreign exchange translation reserves

Accumulated foreign exchange translation reserves were transferred on January 1, 2004 to consolidated reserves, in accordance with the option adopted by the Group on first-time adoption of IFRS.

As of December 31, 2004, foreign exchange translation adjustments attributable to equity holders of the parent (€-72.1 million) included €11.2 million relating to the reversal of foreign exchange translation adjustments, net of tax, on discontinued operations of Water Division in the United States. Other movements totaled €-83.3 million and mainly concerned the US dollar (€-75.6 million).

In 2005, positive translation differences of €276.1 million (portion attributable to equity holders of the parent) concerned the US dollar in the amount of €112.3 million.

Back to Contents

Accumulated translation reserves as of December 31, 2005 are positive: €204 million (portion attributable to equity holders of the parent), including €47.9 million related to the US dollar.

Movements in translation reserves (attributable to equity holders of the parent and minority interests):

	Total	Attributable to equity holders of the parent

	(€ million)
As of January 1, 2005
Exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	(40.0)	(51.0)
Exchange differences on the net financing of foreign investments	(21.2)	(21.1)

Opening translation reserves as of January 1, 2005	(61.2)	(72.1)

Movement during the year:
Exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	323.5	289.1
Exchange differences on the net financing of foreign investments	(13.8)	(13.0)

Movements during the year 2005	309.7	276.1

As of December 31, 2005
Exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	283.5	238.1
Exchange differences on the net financing of foreign investments	(35.0)	(34.1)

Closing translation reserves as of December 31, 2005	248.5	204.0

Breakdown by currency of translation reserves attributable to equity holders of the parent:

	As of December 31, 2004	Movement	As of December 31, 2005

	(€ million)
U.S. Dollar	(64.4)	112.3	47.9
Pound Sterling	8.2	24.5	32.7
Chinese yuan	(11.1)	37.2	26.1
Korean Won	6.0	36.5	42.5
Czech Crown	4.6	8.6	13.2
Canadian Dollar	(0.7)	10.7	10.0
Australian Dollar	(5.5)	12.3	6.8
Mexican peso	(1.4)	8.1	6.7
Swedish krona	1.6	(6.5)	(4.9)
Other currencies	(9.4)	32.4	23.0

Total	(72.1)	276.1	204.0

Back to Contents

1.6	Fair value reserves

Fair value reserves, attributable to equity holders of the parent, are negative in the amount of €65.7 million as of January 1, 2004, €79.6 million as of December 31, 2004 and €55.8 million as of December 31, 2005.

As of December 31, 2005, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings (negative €58.8 million) and to a lesser extent, fair value adjustments to available-for-sale securities (€3.0 million).

Movements in fair value reserves (attributable to equity holders of the parent and minority interests):

	Total	Attributable to Equity holders of the parent

	(€ million)
As of January 1, 2005
Value adjustments on available-for-sale assets	4.3	4.3
Derivative instruments – cash flow hedges	(87.5)	(83.9)

Opening fair value reserves as of January 1, 2005	(83.2)	(79.6)

Fair value adjustments:
Fair value adjustments on available-for-sale assets	(2.4)	(2.4)
Derivative instruments – cash flow hedges	13.7	12.1

Fair value adjustments during the year 2005	11.3	9.7

Other changes:
Value adjustments on available-for-sale assets	1.1	1.1
Derivative instruments – cash flow hedges	13.1	13.0

Other adjustments during the year 2005	14.2	14.1

As of December 31, 2005
Value adjustments on available-for-sale assets	3.0	3.0
Derivative instruments – cash flow hedges	(60.7)	(58.8)

Closing fair value reserves as of December 31, 2005	(57.7)	(55.8)

1.7	Other changes

In 2004, other changes include mainly the impact of the consolidation of Berlin Water special purpose entities for €6.2 million.

In 2005, other changes include the exercise of a put option in the amount of €12.7 million.

1.8	Reserves of associates

Associates account for €7.3 million of the Group’s consolidated reserves as of December 31, 2005 including reserves of €8.7 million related to Tiru.

2.	Minority interests

A break down of the movement in minority interests is presented in the Statement of changes in shareholders’ equity.

Back to Contents

The increase in minority interests in 2005 was mainly due to the consolidation of the company holding the contract of Braunschweig (+€94 million). Other movements mainly concern the recognition of the put options held by minority interests in the Dalkia Polish subsidiaries (-€36.5 million).

3.	Comprehensive income

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Foreign exchange translation reserves
- exchange differences on translation of the financial statements of subsidiaries drawn up in a foreign currency	323.5	(40.0)
- exchange differences on the net financing of foreign investments	(13.8)	(21.2)

Foreign exchange translation reserves	309.7	(61.2)

Fair value adjustments
- fair value adjustments on available-for-sale assets	(2.4)	(25.7)
- derivative instruments – cash flow hedges	13.7	1.9

Fair value adjustments	11.3	(23.8)

Other value adjustments recognized in equity
- actuarial gains or losses on pension obligations	(144.7)	—

Other value adjustments recognized in equity	(144.7)	—

Total value adjustments recognized directly in equity	176.3	(85.0)

Net income for the year	802.0	529.0

Total income and expenses recognized in net income or equity	978.3	444.0
- Attributable to equity holders of the parent	776.3	305.5
- Attributable to minority interests	202.0	138.5

Note 19

Non-current and current provisions

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Discount rates as of December 31, 2004 and 2005 were as follows:

Discount rates

	As of December 31, 2005	As of December 31, 2004

Euro
2 to 5 years	3.25%	3.23%
6 to 10 years	3.88%	4.79%
After ten years	4.32%	5.16%
U.S. Dollar
2 to 5 years	5.16%	2.84%
6 to 10 years	5.55%	4.79%
After ten years	5.79%	5.16%

Back to Contents

Pound Sterling
2 to 5 years	4.88%	5.42%
6 to 10 years	5.11%	5.67%
After ten years	5.10%	5.67%

Movements in non-current provisions in 2005:

	As of December 31, 2004	Charged to expenses	Utilization	Actuarial gains (losses)	Reversal	Unwinding of discount	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Litigation including employee-related and tax	82.7	45.1	(9.7)	—	(0.4)	1.8	4.9	1.5	(8.2)	117.7
Maintenance and repair costs accrued in advance	324.8	69.4	(94.2)	—	(8.0)	—	3.1	1.0	(3.1)	293.0
Provision for work in progress & losses to completion on LT contracts	45.1	15.4	(6.0)	—	(0.3)	0.5	5.1	1.3	(13.4)	47.7
Closure and post-closure costs	262.0	22.6	(4.3)	—	(0.3)	14.2	4.0	12.3	(4.2)	306.3
Restructuring costs	1.7	—	—	—	(0.3)	—	—	—	(1.4)	—
Subsidiary risks	3.7	0.2	(2.7)	—	—	—	—	—	—	1.2
Warranties and customer care	86.5	38.5	(6.0)	—	(0.2)	0.1	(0.2)	0.3	(4.4)	114.6
Other	63.8	26.8	(11.3)	—	(5.7)	2.6	6.1	1.6	10.1	94.0

Non-current provisions excl. pensions and other employee benefits	870.3	218.0	(134.2)	—	(15.2)	19.2	23.0	18.0	(24.6)	974.5

Non-current provisions for pensions and other employee benefits *	413.2	48.1	(34.8)	184.2	(34.2)	—	33.7	4.6	24.3	639.1

Non-current provisions	1,283.5	266.1	(169.0)	184.2	(49.4)	19.2	56.7	22.6	(0.3)	1,613.6

______________

*     See note 35.

Movements in current provisions during 2005:

	As of December 31, 2004	Charged to expenses	Utilization	Reversal	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Litigation including employee-related and tax	193.3	112.2	(92.5)	(14.2)	0.8	4.0	3.4	207.0
Provision for work in progress & losses to completion on LT contracts	107.6	60.0	(92.1)	(0.3)	14.2	2.0	19.9	111.3
Provisions for property, plant and equipment	8.2	0.4	0.9	(1.4)	1.4	0.1	(8.1)	1.5
Closure and post-closure costs	72.4	5.1	(28.3)	(4.3)	(1.5)	4.1	5.9	53.4
Restructuring costs	35.9	6.5	(23.8)	(1.8)	2.0	1.3	1.7	21.8

Back to Contents

Subsidiary risks	62.6	11.8	(49.6)	(6.1)	—	0.2	—	18.9
Warranties and customer care	90.1	67.8	(55.8)	(0.5)	24.8	8.4	10.2	145.0
Other	125.1	110.1	(58.9)	(12.0)	4.6	4.6	14.8	188.3

Current provisions excl. pensions and other employee benefits	695.2	373.9	(400.1)	(40.6)	46.3	24.7	47.8	747.2

Current provisions for pensions and other employee benefits *	27.8	17.4	(24.6)	(2.6)	3.7	5.2	(0.3)	26.6

Current provisions	723.0	391.3	(424.7)	(43.2)	50.0	29.9	47.5	773.8

______________

*     See note 35.

No amounts were transferred to Liabilities of discontinued operations in 2004 or 2005.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation arising in the normal course of Veolia Environnement’s business operations.

The Water and Energy Service Divisions account for the majority of the provision (€201.5 million and €80.5 million respectively).

Maintenance and repair costs accrued in advance

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for maintenance and repair costs is recorded. Maintenance provisions relate to the Water Division for €169.1 million, while repair provisions related to the Energy Services Division for €123.5 million.

Work in progress and losses to completion on long-term contracts

The principal provisions relate to engineering activities of the Water Division (€102.1 million) and the Transportation Division (€29.0 million). Changes in the consolidation scope mainly concern the entry into the scope of consolidation of Weir Techna in the Water Division for €9.4 million and of Helgelandske in the Transportation Division for €1.9 million.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs at the remediation of the disposal facilities it operates or for which it is otherwise responsible. The Group provides for these estimated future costs pro rata waste tonnage hidden, over the authorized duration of the sites.

For the Waste Management Division, these provisions totaled €335.4 million as of December 31, 2005, compared to €308.9 million as of December 31, 2004. The increase in provisions for site restoration due to new commitments, the unwinding of discount and the change in discount rates, impacted non-current provisions by €32.2 millions, €13.6 million and -€5.7 million respectively.

Other provisions concern plant dismantling and site remediation in the Water and Energy Services Divisions, and totaled €21.9 million and €21.2 million as of December 31, 2005 and 2004 respectively.

Back to Contents

Subsidiary risks

In the normal course of its activities, Veolia Environnement is required to record provisions to cover risks relating to certain subsidiaries.

Warranties and customer care

These provisions principally relate to captive insurance companies (€89.9 million of incurred losses), to the Water Division (€66.4 million) and to the Energy Services Division (€46.2 million).

Other

Other provisions include those obligations recorded as part of the normal operation of the Group’s subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2005 total €665.7 million, and include provisions for pensions and other post-employment benefits of €577.6 million and provisions for other long-term benefits of €88.1 million (see note 35).

Note 20

Long-term borrowings

Long-term borrowings

	As of December 31, 2004	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Bonds	6,752.1	2,633.4	(1,506.7)		(119.4)	124.8	(26.3)	7,857.9
Other long-term borrowings	5,404.9	553.2	(771.3)	92.5	(0.7)	106.6	479.7	5,864.9

Long-term borrowings	12,157.0	3,186.6	(2,278.0)	92.5	(120.1)	231.4	453.4	13,722.8

Back to Contents

Long-term bond borrowings break down by maturity as follows:

	As of December 31, 2004	As of December 31, 2005	Maturity

			1 to 2 years	2 to 5 years	After five years

	(€ million)
Veolia Environnement SA :
Publicly offered or traded issuances (a)	5,538.7	6,939.0	500.4	796.8	5,641.8
Private placements (b)	309.5	344.0	—	—	344.0
Subordinated securities (c)	298.0	—	—	—	—

Water
Three Valleys bond issue (d)	280.6	286.0	—	—	286.0

Environmental Services
Montgomery bond issue (e)	71.8	74.8	9.2	28.5	37.1
Tyseley bond issue(f)	66.0	62.5	4.9	23.8	33.8

Other < €60 million	187.5	151.6	36.3	34.7	80.6

Long-term borrowings	6,752.1	7,857.9	550.8	883.8	6,423.3

______________
(a)

As of December 31, 2005, bonds issued under the European Medium Term Notes (EMTN) program totaled €6,959.1 million (including €6,939.0 million maturing in more than one year). The impact of the fair value measurement of long-term borrowings was €114.0 million.

During 2005, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €2,642.4 million (recognized in the balance sheet at amortized cost of €2,629.1 million), which break down as follows:

-

€600 million indexed to European inflation, maturing June 17, 2015 and bearing interest of 1.75% plus the European inflation rate excluding tobacco. The amortized cost as of December 31, 2005 is €603.3 million.

-	US$ 50 million, maturing June 30, 2015 and bearing interest of 4.685%. The amortized cost as of December 31, 2005 is €40.0 million.
-	€500 million at floating rates (3-month Euribor + 0.07%), maturing May 30, 2007. The amortized cost as of December 31, 2005 is €500.4 million.
-	€900 million at a fixed rate of 4%, maturing February 12, 2016. The amortized cost as of December 31, 2005 is €893.5 million.
-	€600 million at a fixed rate of 4.375%, maturing December 11, 2020. The amortized cost as of December 31, 2005 is €591.9 million.

In addition, on December 12, 2005, Veolia Environnement performed a partial repurchase of the June 2008 bond issue in the amount of €1.15 billion (initial issue of €2.0 billion, €1.85 billion of which remained outstanding after the partial repurchase at the beginning of 2004). The nominal amount repayable on June 27, 2008 post-repurchase is €700 million.

(b)

As of December 31, 2005, €344.0 million (including negative €0.8 million related to remeasurements) remained outstanding on the private placement performed in the United States (USPP). This bond issue comprises five tranches:

-	Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively;
-	Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%;
-	Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%.

Within the context of IFRS transition, Veolia Environnement launched the renegotiation of certain covenants included in the USPP documentation in order to adapt the definitions and thresholds of financial ratios.

(c)

Subordinated loan notes redeemable in preference shares (TSAR) issued on December 28, 2001 by the subsidiary VEFO and maturing December 28, 2006 in the amount of €300 million were repurchased on March 31, 2005.

Back to Contents

(d)

The €200 million bond issue performed by the Water Division subsidiary, Three Valleys, in July 2004 bearing interest of 5.875%, was recognized as of December 31, 2005 at amortized cost for a euro equivalent of €286 million. This bond matures on July 13, 2026.

(e)

The US Dollar bond issue, bearing interest of 5.0%, was performed to finance the Montgomery plant near Philadelphia (Pennsylvania) in the United States. This redeemable loan was recognized as of December 31, 2005 at amortized cost for a euro equivalent of €74.8 million, and the final repayment is due on January 11, 2014.

(f)

This pound sterling bond issue, bearing interest of 6.6675%, was performed to refinance the incineration plant in Birmingham (UK). This redeemable loan was recognized as of December 31, 2005 at amortized cost for a euro equivalent of €62.5 million, and the final repayment is due on July 30, 2018.

Back to Contents

Break down of bond issues by main component:

Operation	Final maturity	Currency	Nominal in € million	Interest rate	Amortized cost restatement *	Revaluation	Net carrying amount	Effective interest rate before hedging	Effective interest rate after hedging

	(€ million)
Series 1	06/27/2008	EUR	700	5.88%	(3)	34	731	6.09%	3.38%
Series 7	02/01/2012	EUR	1,000	5.88%	(7)	—	993	6.02%	6.02%
Series 8	04/29/2009	CSK	14	Pribor 3M + 0.67%	—	—	14	2.66%	2.66%
Series 8 a	04/29/2009	CSK	9	Pribor 3M + 0.67%	—	—	9	2.98%	2.98%
Series 9	04/23/2010	CSK	21	Pribor 3M + 0.67%	—	—	21	3.07%	3.07%
Series 10	05/28/2013	EUR	1,000	4.88%	(8)	41	1,033	5.00%	3.48%
Series 11	05/28/2018	EUR	750	5.38%	2	40	792	5.35%	4.18%
Series 12	11/25/2033	EUR	700	6.12%	(6)	—	694	6.19%	6.19%
Series 13	03/04/2009	USD	23	Libor USD 3M + 0.55%	—	—	23	4.30%	4.30%
Series 14	06/30/2015	USD	42	4.69%	(1)	(1)	40	4.99%	5.01%
Series 15	06/17/2015	EUR	608	1.75%	(5)	—	603	4.12%	4.12%
Series 16	05/30/2007	EUR	500	Euribor 3M + 0.07%	—	—	500	2.52%	2.52%
Series 17	02/12/2016	EUR	900	4.00%	(6)	—	894	4.09%	4.09%
Series 18	12/11/2020	EUR	600	4.38%	(8)	—	592	4.50%	4.50%

Total publicly offered issuances			6,867		(42)	114	6,939	n/a	n/a

USPP EUR 2013	01/30/2013	EUR	33	5.84%	(0.1)	—	33	5.89%	5.89%
USPP GBP 2013	01/30/2013	GBP	10	6.22%	—	—	10	6.27%	6.27%
USPP USD 2013	01/30/2013	USD	125	5.78%	(0.4)	(2)	122	5.83%	5.65%
USPP USD 2015	01/30/2015	USD	106	6.02%	(0.3)	—	106	6.06%	5.62%
USPP USD 2018	01/30/2018	USD	72	6.31%	(0.2)	1	73	6.35%	5.70%

Total private placements			346		(1.0)	(1)	344	n/a	n/a

Three Valleys bond issue	07/13/2026	GBP	292	5.88%	(6)	—	286	6.05%	6.05%

Montgomery bond issue	01/11/2014	USD	74	5.00%	1	—	75	3.60%	3.60%

Tyseley bond issue	07/30/2018	GBP	71	6.67%	(9)	—	63	9.50%	9.50%

MBM Chicago Biosolids bond issue	11/01/2023	USD	43	5.92%	—	—	43	5.92%	5.92%

Selchp bond issue	12/31/2021	GBP	34	7.14%	(0.6)	—	33	7.39%	7.39%

Total bond issues			7,727		(57)	113	7,783	n/a	n/a

______________

*   including long-term interest

Back to Contents

Break down of other long-term borrowings by main component:

	As of December 31, 2004	As of December 31, 2005	Maturity

			1 to 2 years	2 to 5 years	After five years

	(€ million)
BWB and SPE debts (a)	1,704.7	2,126.0	607.8	697.8	820.4
Cogevolt (b)	561.5	457.0	196.5	217.5	43.0
Syndicated credit in CZK (c)	262.6	344.8	—	206.9	137.9
Securitization (d)	334.2	333.7	333.7	—	—
Local authority borrowing annuities (e)	112.7	120.3	36.9	43.9	39.5
Shenzhen (f)	88.9	105.3	—	5.2	100.1
Marius Pedersen	101.2	101.2	101.2	—	—
Finance lease obligations (g)	892.6	802.0	185.9	252.8	363.3
Other < €100 million	1,346.5	1,474.6	336.0	512.7	625.9

Other long-term borrowings	5,404.9	5,864.9	1,798.0	1,936.8	2,130.1

______________
(a)	The Berliner Wasser Betriebe debt consists of:

The debt borne by the operating companies of €1,192.0 million as of December 31, 2005 compared to €1,040.1 million as of December 31, 2004;

Acquisition debt of €600 million as of December 31, 2005. The Berlin contract acquisition debt borne by RWE/Veolia Wasser Beteiligungs AG (“RVB”) of €600 million, maturing January 15, 2005, was refinanced in the same amount for three years, maturing January 15, 2008.

Special purpose entity (SPE) debts total €334.0 million as of December 31, 2005, compared to €364.6 million as of December 31, 2004.

(b)

This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due to the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.42%.

(c)

This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinances the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a five-year tranche of CZK 8 billion (maturing July 29, 2010) and a seven-year tranche of CZK 4 billion (maturing July 27, 2012). As of December 31, 2005, this syndicated credit facility had been drawn down CZK 10 billion (€344.8 million euro equivalent).

(d)

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund, covering maximum receivables of €500 million. Veolia Environnement has securitized receivables through its Water Division in the amount of €413.3 million net of discount. Pursuant to the French Financial Security Act of August 1, 2003 and the new accounting standards, Veolia Environnement consolidated the Acqueduc debt fund in the amount of €333.7 million as of December 31, 2005. This debt bears interest at Euribor 1 month + 0.20%.

(e)	The Group assumes certain fee obligations to local authorities under public service contracts. Local authority borrowing annuities as of December 31, 2005 total €120.3 million.
(f)

This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest.Co and is consolidated (50%) as of December 31, 2005 in the euro equivalent of €105.3 million. This Chinese yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(g)

As of December 31, 2005, finance lease obligations fall due between 2005 and 2031. Depending on the currency, fixed interest rates are between 2.90% and 12.09% and floating interest rates are indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies.

Back to Contents

Long-term borrowings break down by original currency (before swap transactions) as follows (amortized cost or fair value):

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Euro	11,103.5	9,922.8
U.S. Dollar	655.2	480.6
Pound Sterling	515.8	527.8
Czech Crown	446.8	370.3
Chinese Yuan	139.9	103.7
Australian Dollar	137.8	97.7
Korean Won	122.4	130.9
Polish Zloty	62.5	23.3
Norwegian Crown	41.7	55.8
Other	497.2	444.1

Long-term borrowings	13,722.8	12,157.0

The increase in euro-denominated long-term borrowings of €1,181 million in 2005 is mainly due to:

•	the refinancing of a portion of the Berlin acquisition debt in the amount of €300 million (consolidated portion);
•	the issue of bonds indexed to European inflation for €600 million;
•

the partial repurchase of the June 2008 bond issue in the amount of €1.15 billion (initial issue of €2.0 billion,, €1.85 billion of which remained outstanding after the partial repurchase at the beginning of 2004), followed by a €1.5 billion bond issue comprising two tranches (a €900 million 10-year tranche and a €600 million 15-year tranche), generating a net increase of €350 million;

•	the issue of €500 million floating-rate notes maturing May 30, 2007.

This increase was partially offset by:

•	the repurchase on March 31, 2005 in the amount of €300 million of the subordinated loan notes redeemable in preference shares (TSAR);
•	other decreases attributable to principal payments on the non-current debt.

Undrawn credit lines

The main undrawn credit lines as of December 31, 2005 were as follows:

•	undrawn “multi-purpose” short-term credit lines of €250 million,
•	undrawn “multi-purpose” medium-term credit lines of €725 million,
•	medium-term syndicated loan of €4,000 million maturing April 20, 2012,
•	medium-term syndicated loan of €69 million maturing July 20, 2010.

With the context of IFRS transition from January 1, 2004, Veolia Environnement launched into discussions with financial institutions involved in some financings (syndicated credits, credit lines) in order to adapt the headings and commitments levels of the Group (mainly structural subordination) to the new standards. These technical discussions do not aim at modifying Group’s commitments.

Back to Contents

Note 21

Other non-current liabilities

Movements in other non-current liabilities during 2005:

	As of December 31, 2004	Additions	Repayments / removals	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Other non-current liabilities	163.8	18.2	(40.9)	6.9	(3.2)	15.9	47.1	207.8

No other non-current liabilities were transferred to Liabilities of discontinued operations in 2004 or 2005.

The main other non-current liabilities as of December 31, 2005 include:

•	Discounted guarantee deposits paid by subscribers of €45.1 million (Veolia Water France) ;
•	Back tax payable of €32 million (Veolia Water UK);
•	Share capital increases in progress: Fort Bonifacio (Philippines) +€23 million and Clark Veolia (Philippines) +€7.4 million (Veolia Water) ;
•	Concession rights of €20.3 million (Veolia Energy Services (Dalkia));
•	Dade deferred income of €13.5 million (Waste Management Division).

Note 22

Short-term borrowings

Movements in short-term borrowings during 2005 (amortized cost or fair value):

	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Short-term borrowings	5,426.1	(2,936.2)	20.8	37.3	(409.8)	2,138.2

No short-term borrowings were transferred to Liabilities of discontinued operations in 2004 or 2005.

Short-term borrowings total €2,138.2 million as of December 31, 2005, compared to €5,426.1 million as of December 31, 2004. This decrease is mainly due to:

•	the redemption of the OCEANE bonds in the amount of €1,535 million on January 1, 2005;
•	the redemption of the EMTN Series 6 in the amount of €500 million;
•	the decrease of accrued interest on bonds for €62 million;
•	the expiry of the consolidated discounted receivables program for €295 million in the Waste Management Division and €252 million in the Energy Services Division;
•	the transfer of short-term borrowings to long-term borrowings in RVB in Germany in the amount of €380 million, following the renegotiation of maturities.

As of December 31, 2005, short-term borrowings concern Veolia Environnement SA for €1,209 million (including treasury notes of €1,033 million and accrued interest on bonds of €152 million), the Water Division for €402 million (mainly Berlin for €127 million, Dailly discounted receivables of €67 million and Compagnie Générale des Eaux for €58 million), the Energy Services Division for €250 million (mainly financing interest in respect of Cogevolt of €104 million and Siram in Italy of €40 million), the Waste Management Division for €172 million and the

Back to Contents

Transportation Division for €70 million (unitary amounts of less than €8 million). Short-term borrowings in respect of Group finance leases totaled €102 million as of December 31, 2005 (see note 39).

Note 23

Bank overdrafts and other cash position item

Movements in bank overdrafts during 2005:

	As of December 31, 2004	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005

	(€ million)
Water	143.9	55.0	(0.2)	2.6	21.6	222.9
Environmental Services	78.1	(26.0)	39.6	3.9	(8.2)	87.4
Energy Services	167.2	(7.3)	12.0	(0.8)	(9.5)	161.6
Transportation	20.0	11.8	(6.2)	1.1	5.7	32.4
Other	10.9	12.3	3.0	0.3	(24.0)	2.5

Bank overdrafts and other cash position item	420.1	45.8	48.2	7.1	(14.4)	506.8

No bank overdrafts were transferred to Liabilities of discontinued operations in 2004 or 2005.

Note 24

Revenue

Breakdown of revenue (see note 1.17)

	For the year ended December 31,

	2005	2004

	(€ million)
Sales of goods	2,474.7	2,624.4
Services rendered	21,366.3	18,788.5
Construction contracts	1,162.6	843.4
IFRIC 4 loans income	125.8	96.7
IFRIC 4 loans recognized on a completion basis	115.5	147.3

Revenue	25,244.9	22,500.3

Sales of goods mainly concern the Water Division with the construction business related to supplies and cleanings management, and the Waste Management Division with sales of products related to recycling activities.

Back to Contents

Note 25

Operating income

Operating income is calculated as follows:

	For the year ended December 31,

	2005	2004

	(€ million)
Revenue from ordinary activities	25,244.9	22,500.3
Cost of sales	(20,561.0)	(18,346.3)
o/w Impairment losses on intangible assets with an indefinite useful life	(7.2)	(71.9)
Restructuring costs	(16.2)	(46.8)
Selling costs	(478.5)	(439.7)
General and administrative expenses	(2,403.0)	(2,236.4)
o/w: Research and development costs	(62.9)	(62.6)
Other operating revenue and expenses	90.5	2.7
o/w: Capital gains and losses on asset sales	57.9	(102.1)
Other	32.6	104.8

Operating income	1,892.9	1,480.6

Operating depreciation, amortization, provisions and impairment losses in the Cash flow statement for the year ended December 31, 2005 break down as follows:

	Charge	Reversal	Net (charge)/reversal

	(€ million)
Operating depreciation, amortization and provisions and impairment losses excepted goodwill	(2,199.7)	749.5	(1,450.2)
Depreciation and amortization
Property, plant and equipment	(1,258.8)	0.7	(1,258.1)
Intangible assets	(173.9)	0.1	(173.8)
Impairment losses
Property, plant and equipment	(11.5)	16.4	4.9
Inventories	(11.1)	9.2	(1.9)
Trade accounts receivable	(129.0)	118.8	(10.2)
Other operating accounts receivable	(27.3)	11.9	(15.4)
Non-current and current operating provisions other than replacement provisions	(588.1)	592.4	4.3
Impairment losses on goodwill	(35.5)	7.5	(28.0)
Replacement costs *	(351.1)	—	(351.1)

Operating depreciation, amortization, provisions and impairment losses	(2,586.3)	757.0	(1,829.3)

______________
*

Replacement costs: all replacement costs for publicly-owned utility networks are considered in the cash flow statement as investments, irrespective of whether the utility network was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for depreciation, amortization and provisions.

Back to Contents

Impairment losses on goodwill

Impairment losses on goodwill break down as follows:

	For the year ended December 31,

	2005	2004

	(€ million)
Impairment losses on Scandinavian goodwill in the Transportation Division	—	(70.0)
Impairment losses on goodwill (Waste Management Division)	(10.0)	—
Impairment losses on goodwill (Energy Services Division)	(4.7)	—
Reversal of negative goodwill (Water Division)	5.2	—
Other	2.3	(1.9)

Impairment losses on goodwill presented in Cost of sales in the Income statement	(7.2)	(71.9)

Impairment losses on nuclear division goodwill in respect of Clemessy following its divestment (Energy Services Division)	(14.0)	—
Impairment losses on Facility Management goodwill in Germany following its divestment (Energy Services Division)	(6.8)	—

Impairment losses on goodwill presented in Other operating revenue and expenses in the Income statement	(20.8)	—

Impairment losses on goodwill	(28.0)	(71.9)

Restructuring costs

	For the year ended December 31,

	2005	2004

	(€ million)
Restructuring expenses	(36.0)	(53.7)
Net charge to restructuring provisions	19.8	6.9

Restructuring costs	(16.2)	(46.8)

As of December 31, 2005, restructuring costs mainly concern the Energy Services Division (-€9.4 million) and the Water Division (-€3.8 million).

Personnel costs

Personnel costs including employee benefits totaled €8.2 billion in 2005 compared to €7.4 billion in 2004.

	For the year ended December 31,

	2005	2004

	(€ million)
Employee costs	(8,132.3)	(7,375.2)
Profit sharing	(58.5)	(51.5)
Share-based compensation (IFRS 2)	(30.3)	(6.9)

Total personnel costs	(8,221.1)	(7,433.6)

Back to Contents

Research and development costs

Research and development costs amounted to €62.9 million and €62.6 million in 2005 and 2004 respectively.

Note 26

Finance costs, net

The income and expense balances making up net finance costs are as follows (see definition in note 1.18):

	For the year ended December 31,

	2005	2004

	(€ million)
Income	68.3	97.0
Expense	(781.7)	(829.1)

Finance costs, net	(713.4)	(732.1)

The financing rate is 5.12%, compared to 5.04% in 2004.

This slight increase in the financing rate mainly reflects the appreciation of several currencies against the euro and in particular the US dollar, and the cost of extending the maturity of borrowings. In addition, net finance costs in 2005 include €26.0 million in respect of the redemption of the 2008 bonds in the amount of €1,150 million. This early redemption was performed in order to optimize the maturity and future cost of borrowings. In addition, fair value movements on derivative instruments not qualifying for hedge accounting totaled +€12.0 million, compared to +€7.6 million in 2004. These movements, which are calculated in accordance with IAS 39, are highly volatile in nature.

Note 27

Other financial income and expenses

	For the year ended December 31,

	2005	2004

	(€ million)
Loan income	37.0	55.4
Dividends	6.5	5.9
Foreign exchange gains (losses)	14.3	(13.9)
Financial provisions	24.2	—
Other income (expense)	(51.5)	(1.3)

Other financial income and expenses	30.5	46.1

Other financial income and expenses fell from €46.1 million in 2004 to €30.5 million in 2005.

In 2004, other financial income and expenses included the capital gain realized on the sale of Vinci shares of €44.4 million. Excluding this capital gain, other financial income and expenses increased by €28.8 million on 2004, mainly due to foreign exchange gains.

Back to Contents

In 2005:

•	loan income and dividends fell to €43.5 million;
•	foreign exchange gains totaled €14.3 million;
•	the unwinding of discount of site restoration provisions had an impact of -€15.7 million;
•	the revaluation of embedded derivatives had an impact of -€2.5 million.

2004 was marked by:

•	a capital gain of €44.4 million realized on the sale of Vinci shares by the Energy Services Division;
•	foreign exchange losses of €13.9 million;
•	the revaluation of embedded derivatives (-€12.9 million);
•	loan income and dividends of €61.3 million;
•	the unwinding of discount of site restoration provisions (-€10.8 million).

Note 28

Income tax expense

Analysis of the Income Tax Expense

The income tax expense breaks down as follows:

	For the year ended December 31,

	2005	2004

	(€ million)
Current income tax expense	(309.4)	(225.1)

France	(95.1)	(93.9)
Other countries	(214.3)	(131.2)

Deferred income tax expense (credit)	(113.5)	41.0

France	(52.5)	135.0
Other countries	(61.0)	(94.0)

Total income tax expense	(422.9)	(184.1)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001. Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

The increase in the tax expense in 2005 was mainly due to the increase in taxable income due to an improvement in operating performance. In France, this resulted in the utilization of tax losses carried forward, whereas in 2004 restructuring operations following divestments in the United States had enabled the recognition of deferred tax assets in respect of tax losses carried forward. The improvement in results in other countries led to an increase in the current income tax expense.

Back to Contents

Tax rate reconciliation

	For the year ended December 31, 2005	For the year ended December 31, 2004

Legal tax rate	34.93%	35.43%

Impairment losses on goodwill not deductible for tax purposes	0.81%	3.21%
Differences in tax rate	-1.72%	-4.40%
Recognition/utilization of tax losses	-2.70%	-9.05%
Other, net	3.63%	-2.02%

Effective tax rate (a)	34.95%	23.17%

______________
(a)	The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before share of net income of associates.

Note 29

Share of net income of associates

The share of net income of associates decreased from €24.2 million for the year ended December 31, 2004 to €14.9 million for the year ended December 31, 2005, following the transfer of certain investments in associates to non-consolidated investments (see note 8).

The largest net income shares in 2005 were generated by Water Division associates (€10.8 million).

Note 30

Net income from discontinued operations

Net income from discontinued operations for the year ended December 31, 2005 was nil.

This heading breaks down as follows for the year ended December 31, 2004:

	Water activities in the United States	FCC	U.K. Transportation activities	For the year ended December 31, 2004

	(€ million)
Income from discontinued operations	(1.4)	92.4	(1.9)	89.1
Capital gains and losses on disposal	(99.5)	(2.8)	—	(102.3)
Income tax expense	(61.3)	(31.2)	—	(92.5)

Net income from discontinued operations	(162.2)	58.4	(1.9)	(105.7)

Back to Contents

The main Income statement items for discontinued operations for the year ended December 31, 2004 are as follows:

	Water activities in the United States	FCC	U.K. Transportation activities	For the year ended December 31, 2004

	(€ million)
Revenue	878.3	1,488.7	—	2,367.0
Operating income	23.6	174.6	(1.9)	196.3
Financial items	(5.0)	(4.3)	—	(9.3)
Income tax expense	(7.9)	(34.8)	—	(42.7)
Share of net income of associates	(12.1)	35.7	—	23.6
Minority interests	—	(78.8)	—	(78.8)

Income from discontinued operations	(1.4)	92.4	(1.9)	89.1

Note 31

Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2005 is €179.0 million, compared to €137.5 million for the year ended December 31, 2004. This heading mainly concerns minority interests in the Water Division (€86.7 million), the Waste Management Division (€25.7 million), the Energy Services Division (€57.0 million) and the Transportation Division (€9.9 million). The increase between 2004 and 2005 is mainly attributable to the Water segment following the consolidation of the Braunschweig contract (+€9.8 million) and the improvement in the results of the Berlin water companies (+€31.7 million), whose 2004 results were affected by the capital loss generated by the sale of Berlikomm.

Net income attributable to minority interests for the year ended December 31, 2004 is €137.5 million. This heading mainly concerns minority interests in the Water Division (€49.2 million), and primarily the Berlin water companies, the Energy Services Division (€53.1 million), the Waste Management Division (€21.5 million) and the Transportation Division (€13.9 million).

Net income for the year attributable to minority interests breaks down by division as follows:

	For the year ended December 31,

	2005	2004

	(€ million)
Water(a)	86.7	49.2
Waste Management(b)	25.7	21.5
Energy Services(c)	57.0	53.1
Transportation(d)	9.9	13.9
Other	(0.3)	(0.2)

Minority interests	179.0	137.5

______________
(a)

Including €11.8 million in 2004 (impact of the capital loss on the sale of Berlikomm) and €43.5 million in 2005 for the Berlin water companies, €7.9 million in 2004 and €0 million in 2005 for SEEG (Gabon) and €9.8 million in 2005 for Braunschweig (entry into consolidation scope).

(b)	Including €8.6 million in 2004 and €8.2 million in 2005 for Onyx Hong Kong and €3.4 million in 2004 and €7.6 million in 2005 for Marius Pedersen Czech Republic.

Back to Contents

(c)	Including €47.1 million in 2004 and €43.2 million in 2005 in respect of EDF’s shares in Dalkia Holding.
(d)	Including €9.2 million in 2004 and €5.5 million in 2005 for MBCRC (Boston, United States).

Note 32

Net income for the year attributable to equity holders of the parent

The recurring net income for the year attributable to equity holders of the parent is defined as follows : recurring part of operating income + recurring part of financial items + recurring share of net income of associates + recurring part of minority interests + normative income tax expense.

An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

2005 Net income for the year attributable to equity holders of the parent breaks down as follows:

	Recurring	Non- recurring	Total

	(€ million)
Operating income	1,903.6	(10.7)	1,892.9
Finance costs, net	(713.4)	—	(713.4)
Other financial income and expenses	30.5	—	30.5
Income tax expense	(427.2)	4.3	(422.9)
Share of net income of associates	14.9	—	14.9
Net income from discontinued operations	—	—	—
Minority interests	(181.0)	2.0	(179.0)

2005 Net income for the year attributable to equity holders of the parent	627.4	(4.4)	623.0

2004 Net income for the year attributable to equity holders of the parent breaks down as follows:

	Recurring	Non- recurring	Total

	(€ million)
Operating income	1,619.6	(139.0)	1,480.6
Finance costs, net	(715.6)	(16.5)	(732.1)
Other financial income and expenses	1.7	44.4	46.1
Income tax expense	(321.6)	137.5	(184.1)
Share of net income of associates	24.2	—	24.2
Net income from discontinued operations	—	(105.7)	(105.7)
Minority interests	(137.5)	—	(137.5)

2004 Net income for the year attributable to equity holders of the parent	470.8	(79.3)	391.5

Back to Contents

Note 33

Earnings per share

	For the year ended December 31,

	2005	2004

Weighted average number of ordinary shares
Weighted average number of ordinary shares for the calculation of basic earnings per share	390.4	396.2
Theoretical number of additional shares resulting from the exercise of share option plans	2.0	0.1

Weighted average number of ordinary shares for the calculation of diluted earnings per share	392.4	396.3

Net income attributable to equity holders of the parent per share
Net income attributable to equity holders of the parent	623.0	391.5
Net income attributable to equity holders of the parent per share
Basic	1.60	0.99
Diluted	1.59	0.99

Net income from continuing operations per share
Net income from continuing operations	802.0	634.7
Net income from continuing operations per share
Basic	2.05	1.60
Diluted	2.04	1.60

Net income from discontinued operations per share
Net income from discontinued operations	—	(105.7)
Net income from discontinued operations per share
Basic	—	(0.27)
Diluted	—	(0.27)

The theoretical number of additional shares is based on the share option plans. The number of additional shares is calculated taking into account the difference between the 2003 plan exercise price of €22.50 and the 2004 plan exercise price of €24.72 and the average price of the Veolia Environnement share in 2005 of €31.33.

Back to Contents

Note 34

Derivative instruments accounting position and market risks management

In the course of its operating and financing activities, the Group is exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, liquidity risk and equity risk.

In order to reduce its exposure to these risks, Veolia Environnement centralizes the management of these financial risks in order to ensure better control. Activities are based on the management rules detailed in the internal manual “Rules governing financing/treasury management and related risks” widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

Veolia Environnement uses various derivative instruments to reduce and manage its exposure to fluctuations in interest rates, exchange rates and commodity prices, not all of which qualify for hedge accounting. All these derivatives are recognized in the balance sheet at fair value.

The fair value of derivative instruments recognized in the balance sheet breaks down as follows:

	As of December 31, 2005		As of December 31, 2004

	Assets	Liabilities	Assets	Liabilities

	(€ million)
Interest rate derivatives	195.7	97.8	338.0	159.7
Fair value hedges	164.7	2.5	286.0	—
Cash flow hedges	—	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	31.0	6.7	51.5	77.3

Foreign exchange derivatives	18.0	31.5	82.3	30.1
Net investment hedges	13.9	0.3	71.9	—
Derivatives not qualifying for hedge accounting	4.1	31.2	10.4	30.1

Other derivative instruments including commodity derivatives	35.3	25.2	4.5	—

Total derivative instruments	249.0	154.5	424.8	189.8

(A)	INTEREST RATE RISK MANAGEMENT

The Group’s exposure to interest rate risk is mainly attributable to its net financial debt. The Group manages a structural fixed/floating rate position in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose it uses firm and optional interest rate swap instruments (swaps, caps, floors, etc.).

Back to Contents

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

		As of December 31, 2005		As of December 31, 2004

	Notes	Assets	Liabilities	Assets	Liabilities

	(€ million)
Interest rate derivatives		195.7	97.8	338.0	159.7
Fair value hedges	a-1	164.7	2.5	286.0	—
Cash flow hedges	a-2	—	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	a-3	31.0	6.7	51.5	77.3

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt exposes future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). The medium- and long-term debt comprises both fixed- and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, US dollar, Czech crown and Polish zloty.

Fixed/floating rate breakdown of gross debt

	As of December 31, 2005		As of December 31, 2004

	Outstanding	% total debt	Outstanding	% total debt

	(€ million)
Fixed rate	10,586.5	65.3%	9,651.4	54.8%
Floating rate	5,619.0	34.7%	7,966.6	45.2%

Total before hedging	16,205.5	100.0%	17,618.0	100.0%

Fixed rate	8,494.8	52.4%	7,166.8	40.7%
Capped floating rate	1,751.0	10.8%	1,989.7	11.3%
Floating rate	5,959.7	36.8%	8,461.5	48.0%

Total after hedging	16,205.5	100.0%	17,618.0	100.0%

Fair value adjustments to hedging derivatives	162.3		284.0

Total Long- and short-term borrowings	16,367.8		17,902.0

Total gross debt as of December 31, 2005 after hedging was 52.4% fixed-rate and 47.6% floating-rate, including 10.8% at capped floating rates. As of December 31, 2005, the exercise price of US dollar caps in the notional amount of USD 650 million (€551 million euro equivalent) was in the money.

Back to Contents

Sensitivity of financial expenses:

The Group manages its exposure to interest rate fluctuations based on floating-rate debt net of cash.

The break down of Group’s floating-rate debt by maturity is as follows:

	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total

	(€ million)
Total assets (cash and cash equivalents)	2,336.1	—	—	2,336.1
Total floating-rate liabilities	(2,645.0)	(2,429.3)	(544.6)	(5,618.9)
Net position before hedging	(308.9)	(2,429.3)	(544.6)	(3,282.8)
Derivative financial instruments (*)	236.0	255.3	(2,032.1)	(1,540.8)

Total position before euro caps	(72.9)	(2,174.0)	(2,576.7)	(4,823.6)

Euro caps (**)	—	—	1,200.0	1,200.0

Net total	(72.9)	(2,174.0)	(1,376.7)	(3,623.6)

______________
(*)	Hedging financial instruments excluding euro caps with an exercise price out of the money as of December 31, 2005.
(**)	Euro caps included in hedging derivatives (€1,200 million) have an exercise price of 3.5%.

Floating-rate debt maturing within less than one year is to a large extent hedged by excess cash balances invested at short-term rates. Floating-rate net debt is therefore €4,824 million (euro equivalent), that is 34.8% of total debt (including 8.7% capped at 3.5% - see above). As such, 65.2% of net debt is at fixed rates. Taking into account the impact of caps the percentage of fixed-rate debt increases to 73.9%.

Assuming a constant net debt policy, a 1% increase in interest rates would generate an increase in annual financial expenses, excluding market impacts, of €48 million.

Hedge derivatives:

Derivative instruments may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

The hedging relationship is clearly defined and documented on inception.

The effectiveness of the hedging relationship is demonstrated on inception and throughout its term.

a-1    Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate payer/floating-rate receiver swaps which change bond issues to floating-rate debt (see note 20).

Fair value hedging swaps represent notional outstandings of €2,588 million as of December 31, 2005, with a net fair value of €162.3 million in the balance sheet as follows.

Back to Contents

Fixed-rate payer / floating-rate receiver swaps	Notional contract amount by maturity				Fair value of derivative instruments

	Total	Less than 1 year	1 to 5 years	More than 5 years	Total non-current assets	Total non-current liabilities

	(€ million)
As of December 31, 2005	2,587.6	35.2	707.3	1,845.0	164.7	2.5
As of December 31, 2004	4,625.7	740.7	1,872.9	2,012.1	286.0*	—
______________
*	including €2 million of fair value derivative instruments in Divisions.

The reduction in the fair value hedging portfolio is due to:

•	the partial cancellation (€1,150 million) of the swap hedging the 2008 EMTN issue following its partial redemption on the market;
•	the expiry of the €500 million swap hedging the EMTN issue maturing November 2005;
•	the cancellation of the €250 million swap hedging the EMTN issue maturing May 2018.

a-2    Cash flow hedges

Cash flow hedges comprise floating-rate payer/ fixed-rate receiver swaps which fix the interest payable on floating-rate debt, mainly secured to finance BOT (Build, Operate, Transfer) contracts.

Floating-rate payer / fixed-rate receiver swaps	Notional contract amount by maturity				Fair value of derivatives instruments

	Total	Less than 1 year	1 to 5 years	More than 5 years	Total non- current assets	Total non- current liabilities

	(€ million)
As of December 31, 2005	792.0	251.2	241.9	298.9	—	88.6
As of December 31, 2004	682.8	32.8	428.4	221.6	0.5	82.4

€58.8 million, net of tax, was recorded directly in equity (fair value reserves) in respect of these derivative instruments as of December 31, 2005.

a-3    Interest rate derivatives not qualifying for hedge accounting

A certain number of derivative instrument used in the Veolia Environnement Group management policy are not qualified as hedges under IAS 32 and 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary to the effective management of its exposure.

	Notional amounts as of December 31, 2005				Fair value of derivative instruments

	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities

	(€ million)
Fixed-rate payer / floating-rate receiver swaps	752.8	—	2.1	750.7	6.4	0.5
Floating-rate payer / fixed-rate receiver swaps	298.2	—	259.7	38.5	—	4.5
Floating-rate payer / floating-rate receiver swaps	866.0	211.9	654.1	—	0.4	—

Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0

Purchases of caps	2,533.3	—	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	—	769.0	—	—	—

Total optional financial instruments	3,302.3	—	2,090.1	1,212.2	24.2	1.7

Total derivatives not qualifying for hedge	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7

Back to Contents

accounting

	Notional amounts as of December 31, 2004				Fair value of derivative instruments

	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities

	(€ million)
Fixed-rate payer / floating-rate receiver swaps	139.6	—	—	139.6	5.5	—
Floating-rate payer / fixed-rate receiver swaps	1,257.1	—	867.8	389.3	4.9	69.3
Floating-rate payer / floating-rate receiver swaps	342.8	154.5	188.3	—	0.1	1.7
Currency swaps	190.4	—	190.4	—	24.1	0.2

Total firm financial instruments	1,929.9	154.5	1,246.5	528.9	34.6	71.2

Purchases of caps	2,005.3	161.4	950.2	893.7	16.9	—
Sales of caps (*)	765.7	—	765.7	—	—	0.3
Sales of swap options	183.5	—	183.5	—	—	5.8

Total optional financial instruments	2,954.5	161.4	1,899.4	893.7	16.9	6.1

Total derivatives not qualifying for hedge accounting	4,884.4	315.9	3,145.9	1,422.6	51.5	77.3

______________
(*)	Sales of caps are backed in the amount of €700 million to purchases of caps with the same exercise price and maturity and do not therefore impact net income.

Sensitivity of financial expenses

The portfolio of interest rate derivatives not qualifying for hedge accounting generates a certain volatility in net financial income.

As of December 31, 2005, the sensitivity of the portfolio to a change in interest rates is as follows:

•	a 0.25% increase in the interest rate would generate additional financial expenses of €1.3 million.
•	a 0.25% decrease in the interest rate would generate a reduction in financial expenses of €1.5 million.
(B)	MANAGEMENT OF FOREIGN EXCHANGE RISK

The Group’s international activities, performed in nearly 65 countries, generate significant foreign currency flows. The Group is mainly exposed to foreign exchange risk on its balance sheet “assets” position. The Group’s trading activities do not expose it to significant exchange rate risk.

The Group’s central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer. The Group uses derivative instruments to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards). The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

		As of December 31, 2005		As of December 31, 2004

	Notes	Assets	Liabilities	Assets	Liabilities

	(€ million)
Foreign exchange derivatives		18.0	31.5	82.3	30.1
Net investment hedges	b-1	13.9	0.3	71.9	—
Derivatives not qualifying for hedge accounting	b-2	4.1	13.2	10.4	10.1
Embedded derivatives	b-3	—	18.0	—	20.0

Back to Contents

Management of foreign exchange transaction risk

One of the specific characteristics of environmental services is that they bear little transaction risk. Income and expenses are mainly denominated in the currency of the country where the Group operates. However, optional hedges may be negotiated with the front office when responding to a call for tenders, prior to obtaining the definitive contract.

Management of foreign exchange asset risk:

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign-currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses and hedging certain net foreign investments (IAS 21/IAS 39), and notably inter-company loans designated as loans and receivables forming part of a net investment.

b-1 Hedge of a net investment in a foreign operation

Derivative instruments designated as net investment hedges break down as follows:

	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments

Financial instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities

	(€ million)
	NOK	86.1	86.1	—	—	1.9	—
Currency receiver swaps	HKD	13.3	13.3	—	—	—	0.3
	PLN	76.8	76.8	—	—	0.2	—
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	—
Cross currency swaps: floating rate receiver/floating rate payer	HKD	44.8	44.8	—	—	1.0	—
	USD	299.0	—	299.0	—	5.5	—

Total currency derivatives		620.3	238.8	356.3	25.2	13.8	0.3

USPP borrowings	USD	302.6	—		302.6	N/A	N/A
Syndicated loan	CZK	211.6	—	211.6	—	N/A	N/A

Total financing		514.2	—	211.6	302.6	N/A	N/A

	Notional amount as of December 31, 2004 by currency and maturity					Fair value of derivative instruments

Financial instruments	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities

	(€ million)
Embedded derivatives (forward sale)	KRW	116.8	16.5	62.6	37.7	20.3	—
Cross currency swaps: floating rate receiver/floating rate payer	HKD	44.8	—	44.8	—	6.9	—
	USD	299.0	—	299.0	—	44.7	—

Total currency derivatives		460.6	16.5	406.4	37.7	71.9	—

USPP borrowings	USD	262.0	—	—	262.0	N/A	N/A
Syndicated loan	CZK	216.6	—	216.6	—	N/A	N/A

Total financing		478.6	—	216.6	262.0	N/A	N/A

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

Back to Contents

•	the inter-company loan forming part of the net investment in a foreign operation is not hedged;
•	the hedge is ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;
•	only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in translation reserves as of December 31, 2005 of €35 million comprise:

•	foreign exchange losses of €11 million on an unhedged US dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;
•	the impact of exchange rate fluctuations for an amount of €23 million coming from investment hedges in the Water Division in the Czech Republic.
b-2 Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

Each month, the Group determines its foreign exchange position and enters into hedging transactions once it has quantified its foreign exchange exposure and notably the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position are accounted for as trading transactions, with fair value movements recognized directly in net income.

Back to Contents

The portfolio of currency derivatives not qualifying for hedge accounting comprises currency forwards and currency options with a maturity of less than one year:

	As of December 31, 2005							As of December 31, 2004

Notional	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other

	(€ million)
Forward purchases	39.7	15.9	13.1	—	—	—	10.7	54.9	25.6	24.2	—	—	—	5.1
Forward sales	48.8	34.9	1.8	—	—	—	12.1	24.1	5.1	14.9	—	—	—	4.1

Total currency forwards	88.5	50.8	14.9	—	—	—	22.8	79.0	30.7	39.1	—	—	—	9.2

Currency payer swaps	98.7	12.1	0.6	1.3	0.8	1.1	82.8	114.0	9.6	21.9			1.4	81.1
Currency receiver swaps	1,428.1	317.9	602.1	168.4	46.8	91.3	201.6	1,529.2	587.0	430.2	134.6	118.0	98.2	161.2

Total currency swaps	1,526.8	330.0	602.7	169.7	47.6	92.4	284.4	1,643.2	596.6	452.1	134.6	118.0	99.6	242.3

Call options	—		—	—	—	—	—	3.2	3.2	—	—	—	—	—
Put options	3.6	3.6	—	—	—	—	—	4.0	4.0	—	—	—	—	—

Total currency options	3.6	3.6	—	—	—	—	—	7.2	7.2	—	—	—	—	—

	As of December 31, 2005							As of December 31, 2004

Fair value	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other

	(€ million)
Forward purchases	(1.8)	(1.6)	—	—	—	—	(0.2)	(3.4)	(3.1)	—	—	—	—	(0.3)
Currency payer swaps	(0.3)	0.4	—	—	—	—	(0.7)	(0.6)	(1.0)	(0.3)	—	—	—	0.7

Total currency swaps and forward purchases	(2.1)	(1.2)	—	—	—	—	(0.9)	(4.0)	(4.1)	(0.3)	—	—	—	0.4

Forward sales	(1.6)	(1.4)	—	—	—	—	(0.2)	—	0.5	(0.5)	—	—	—	—
Currency receiver swaps	(5.4)	(5.3)	1.5	—	(0.1)	(0.1)	(1.4)	4.3	2.0	1.5	(3.3)	2.0	0.7	1.4

Total currency swaps and forward sales	(7.0)	(6.7)	1.5	—	(0.1)	(0.1)	(1.6)	4.3	2.5	1.0	(3.3)	2.0	0.7	1.4

Total derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	—	(0.1)	(0.1)	(2.5)	0.3	(1.6)	0.7	(3.3)	2.0	0.7	1.8

______________

(*)     Net fair value (Assets-Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency denominated net debt (comprising foreign currency borrowings and foreign currency denominated inter-company loans and borrowings), and to reduce its sensitivity to fluctuations in foreign exchange rates.

The following table presents a break down of the foreign exchange exposure as of December 31, 2005 of Veolia Environnement SA’s foreign currency denominated net debt, taking into account currency derivatives:

	VE Holding company foreign currency denominated net debt	Open position in € million	Impact of a 10% change in exchange rates against the euro

GBP	6.6	9.6	1.0
PLN	30.1	7.8	0.8
USD	4.1	3.5	0.3
SEK	23.9	2.5	0.3
Other (€ million equivalent)	(3.4)	(3.4)	(0.4)

Total	NA	20.0	2.0

The above table shows that a 10% increase in all foreign currencies against the euro would generate foreign exchange gains of €2 million.

b-3 Embedded derivatives

The Korean embedded derivatives are related to Water treatment contracts with Korean industrial customers. The contracts feature clauses of indexation on the dollar and the euro while the operational expenses are in Korean won.

(C)	MANAGEMENT OF COMMODITY RISK

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement’s activities have not been materially affected and should not be materially affected in the future by the cost or availability of fuel or other

Back to Contents

commodities, as the contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of their supplies management and costs optimization, certain Group’s structures may be required to contract forward purchases or sales of electricity. The accounting treatment of such forward contracts is described in note 1.22. As of December 31, 2005, related fair value of derivative instruments totaled €33.8 million in assets and €25.2 million in liabilities and did not qualify for hedge accounting. These contracts concern commitments to purchase electricity between 2006 and 2013 for an amount of €322.5 million on year end measurement assumptions basis and commitments to sell electricity between 2006 and 2009 for an amount of €192.5 million on the same measurement assumptions basis in accordance with the following schedule:

	Notional amount of contracts by maturity

	Amount	Less than 1 year	1 to 5 years	More than 5 years

	(€ million)
Purchase commitments	322.5	73.5	179.3	69.7
Sale commitments	192.5	74.3	118.2	—

(D)	MANAGEMENT OF EQUITY RISK

As of December 31, 2005, Veolia Environnement held 15,990,242 of its own shares with a market value of €611.5 million, including €453 million offset against equity. As part of the cash management, Veolia Environnement holds UCITS shares. Those UCITS are considered as monetary UCITS and are not subject to equity risks.

(E)	MANAGEMENT OF COUNTERPARTY RISK

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor’s or Fitch’s rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies.

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes all cash surpluses of Group entities. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group treasury and financing department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the treasury and financing department back-office. The Group does not expect any counterparties to default. The Group is not exposed to any risk as a result of concentration.

(F)	MANAGEMENT OF LIQUIDITY RISK

The operational management of liquidity and short-term financing is managed by the Treasury Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the commercial paper market, international bond markets and international private placement markets.

The treasury and financing department ensures the liquidity of the Group at all times, while taking into account the general conditions of the market. A liquidity report is prepared monthly and reviewed during the markets meeting.

Back to Contents

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Veolia Environnement
Undrawn MT syndicated loans	4,069.0	3,500.0
Undrawn MT credit lines	725.0	915.0
Undrawn ST credit lines	250.0	643.1
Marketable securities (*)	—	1,335.2

Cash and cash equivalents	953.6	2,416.5

Subsidiaries:
Marketable securities	60.7	66.4
Cash and cash equivalents	1,382.5	1,218.7

Total	7,440.8	10,094.9

______________

*     Treasury shares no longer fall within the definition of liquidity.

As of December 31, 2005, Veolia Environnement had total liquidities of €7.4 billion, including cash and cash equivalents and marketable securities of €2.4 billion.

Central cash surpluses are managed with a profitability objective close to that of the monetary market and avoiding exposure to capital risk by maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit, etc.) and equivalent.

In 2005, the Group continued its policy of optimizing the cost and maturity of its liquidity by:

•

refinancing the €3.5 billion syndicated loan: on April 21, 2005, Veolia Environnement signed a new 7-year €4.0 billion syndicated loan to refinance the 5-year €3.5 billion syndicated loan set-up on February 19, 2004. In addition to extending the maturity of the liquidity, this refinancing secured a significant reduction in the cost of the line.

•

renegotiating credit lines: Veolia Environnement continued negotiations aimed at extending the maturity of existing bilateral credit lines, renewing credit lines that mature and implementing new, mainly medium-term, credit lines. The average maturity of these bilateral credit lines has almost doubled, increasing from just over 2 years to 4 years.

Syndicated loan and bilateral credit line documentation does not contain any disruptive coverage financial covenants.

Given the liquidity position of the Group, liquidity risk would currently appear to be low or even nil.

Note 35

Employee benefits

SHARE-BASED COMPENSATION

Veolia Environnement share purchase and subscription option plans

The Group does not have any cash-settlement plans.

Back to Contents

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management. The only share purchase plan was created on June 23, 2000.

Outstanding option plans at the end of 2005 were as follows:

	N°5	N°4	N°3	N°2	N°1
	2004	2003	2002	2001	2000
Grant date	12/24/2004	03/24/2003	01/28/2002	02/08/2001	06/23/2000

Number of options granted	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Number of options after legal adjustments	3,341,600	5,192,635	4,418,959	3,526,446	784,201
Number of options not exercised	3,299,652	4,672,803	4,134,649	3,339,970	517,270*
Plan term	8 years	8 years	8 years	8 years	8 years
Vesting conditions	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service	3 years service plus performance conditions to be satisfied
Average strike price (in euros)	24.72	22.50	37.25**	41.25**	31.92**
______________
*	Given the performance criteria, the number of options effectively exercisable has been reduced.
**

Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increase with retention of preferential subscription rights on August 2, 2002). The initial strike prices for plans n°1, n°2 and n°3 were €32.50, €42.00 and €37.53 respectively.

The Group did not grant any ordinary share options or ADS share options in 2005.

In 2004, the Group granted 3,341,600 share options to three employees groups. The first group comprised Veolia Environnement’s management, including members of the Veolia Environnement Executive Committee, the second group comprised senior Group executives and the third group comprised key Group employees. Given 2005 results, the options have definitively vested, subject to continued presence in the company.

The estimated fair value of each option granted in 2004, calculated using the binomial method, is €6.56. This value is based on the following underlying assumptions: share price of €25.89, expected volatility of 21.45%, expected dividend rate of 2.1%, risk-free interest rate of 3.4%. The number of options granted is based on the level of ROCE, which is taken into account in calculating both the number of options vested and the compensation expense.

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2005 and 2004 is €16.2 million and €6.8 million respectively.

Back to Contents

Information about share purchase and subscription options granted in 2005 and 2004 are as follows:

	Number of shares outstanding	Weighted average strike price (in € )

As of December 31, 2003	13,743,800	32.71

Granted	3,510,041	25.28
Exercised	—	—
Cancelled	(470,084)	32.38
Expired	—	—

As of December 31, 2004	16,783,757	30.93

Granted	—	—
Exercised	(168,692)	33.07
Cancelled	(650,721)	28.43
Expired	—	—

For the year ended December 31, 2005	15,964,344	31.01

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2005 are as follows:

Strike price	Number of options outstanding	Average strike price (in € )	Average residual term (in years)	Number of options vested

20-25	7,972,455	23.42	5.83	4,364,007
30-35	517,270	31.92	2.48	517,270
35-40	4,134,649	37.25	4.08	4,134,649
40-45	3,339,970	41.25	3.11	3,339,970

	15,964,344	31.01	4.76	12,355,896

In 2005, the average strike price of options exercised during the period was €30.94.

As of December 31, 2005, 7,991,888 options were available for exercise.

Employees savings plans

Veolia Environnement has introduced savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Employees benefit from a 20% discount compared with the average Veolia Environnement share price during the 20 business days preceding the date of authorization of these plans by the Board of Directors. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Back to Contents

Shares subscribed by Veolia Environnement employees:

	2005	2004

Number of shares	1,281,931	1,351,468
Amount subscribed (€ millions)	30.5	25.3

In 2004, a compensation expense of €3.6 million was recorded in respect of the Group’s contribution to the 2004 savings plan.

In 2005, a compensation expense of €14.1 million was recorded in accordance with IFRS 2 on share-based payments.

PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

a- Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit (company or multi-employer) and defined contribution pension plans in favor of employees and other post-employment benefits.

The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2005 of €830 million, and in France with a pension obligation as of December 31, 2005 of €357 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. These pension plans are accounted for as defined contribution plans as the information on the plans required by IAS 19 is not available and the Group does not have a consistent and reliable basis on which to allocate the obligation, plan assets and costs among the different entities participating in the plans. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 16,550 employees. The corresponding expense recorded in the Income statement is equal to annual contributions. The expense of €18.4 million in respect of 2005 is not included in the following tables.

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans are not included in the following tables and total €37.1 million for 2005.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

Back to Contents

b- The following tables present the resulting obligations in respect of defined benefit pension plans and other post-employment benefits

	Pension Plans		Other post- employment benefits

Change in the benefit obligation	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004

	(€ million)
Benefit obligation at beginning of year	1,103.4	994.1	24.5	3.1

Current service cost	49.7	62.9	0.6	0.4
Interest cost	57.6	48.4	1.3	1.5
Plan participants’ contributions	6.5	4.8	—	—
Benefit obligation assumed on acquisition of subsidiaries	33.4	3.5	—	—
Benefit obligation transferred on disposal of subsidiaries	(0.8)	(35.1)	—	—
Curtailments / liquidations	(9.5)	(3.9)	(3.1)	—
Actuarial loss (gain)	237.8	45.7	(1.0)	—
Benefits paid	(66.5)	(46.0)	(1.5)	(1.9)
Plan amendments	4.7	20.8	—	8.0
Other (incl. changes in consolidation scope and foreign exchange translation)	41.1	8.2	5.1	13.4

(1) Benefit obligation at end of year	1,457.4	1,103.4	25.9	24.5

	Pension Plans		Other post- employment benefits

Change in plan assets	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004

	(€ million)
Fair value of plan assets at beginning of year	714.2	668.5		—

Expected return on plan assets	46.2	38.5	—	—
Actuarial gains (losses)	57.2	21.7	—	—
Group contributions	64.3	39.9	—	—
Plan participants’ contributions	6.5	4.8	—	—
Plan assets acquired on acquisition of subsidiaries	0.1	—	—	—
Plan assets transferred on disposal of subsidiaries	—	(27.5)	—	—
Curtailments / liquidations	(3.6)	(0.3)	—	—
Benefits paid	(39.8)	(28.6)	—	—
Other (incl. changes in consolidation scope and foreign exchange translation)	22.1	(2.7)	—	—

(2) Fair value of plan assets at end of year	867.2	714.2	—	—

Back to Contents

Group pension plan assets were invested as follows as of December 31, 2005 and 2004 :

	As of December 31, 2005	As of December 31, 2004

Shares	47%	42%
Bonds and debt instruments	36%	36%
Insurance risk free funds	10%	12%
Cash	6%	8%
Other	1%	2%

	Pension Plans		Other post- employment benefits

	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004

	(€ million)
Funded status = (2) – (1)	(590.2)	(389.1)	(25.9)	(24.5)

Unrecognized past service costs	33.2	36.4	7.7	7.6
Unrecognized actuarial gains (losses)	—	—	—	—
Other	(2.8)	(2.0)	0.8	—

Net obligation	(559.8)	(354.7)	(17.4)	(16.9)

Provisions	(560.2)	(368.5)	(17.4)	(16.9)
Prepaid benefits	0.4	13.8	—	—
The Projected Benefit Obligation (PBO) is €284.3 million for unfunded defined benefit plans and €1,173.1 million for partially and fully funded plans as of December 31, 2005, compared with €223.4 million and €880.0 million respectively at the end of 2004.

The actual return on plan assets was €103.4 million in 2005, compared to €60.2 million in 2004.

Employer contributions in 2005 include exceptional contributions in the United Kingdom of €24 million.

The Group plans to make contributions of €40 million to defined benefit plans in 2006.

Back to Contents

Amounts recognized in the Income statement for the period are as follows:

	Pension Plans		Other post-employment benefits

	As of December 31, 2005	As of December 31, 2004	As of December 31, 2005	As of December 31, 2004

	(€ million)
Current service cost	49.7	62.9	0.6	0.4
Interest cost	57.6	48.4	1.3	1.5
Expected return on plan assets	(46.2)	(42.7)	—	—
Past service costs recognized in the year	2.4	0.9	0.5	0.2
Curtailments / liquidations	(4.9)	(0.1)	—	(6.8)
Other	4.6	(4.3)	—	—

Net expense recognized in the Income statement	63.2	65.1	2.4	(4.7)

c- Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented. Group assets in France are primarily invested with insurance companies and the long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and long-term rates of return are based on long-term market performance statistics.

Pension Plans

Employees pension obligations as of December 31, 2005 and 2004 are based on the following average assumptions:

Pension Obligations	As of December 31, 2005	As of December 31, 2004

Discount rate	4.45%	5.0%
Expected rate of salary increase	3.3%	3.8%

Periodic pension benefit obligations for 2005 and 2004 are based on the following average assumptions:

	As of December 31, 2005	As of December 31, 2004

Discount rate	5.0%	5.4%
Expected return on plan assets	6.3%	6.6%
Expected rate of salary increase	3.8%	3.8%
Average residual life expectancy (in years)	15.0	15.0

The actual return on plan assets in 2005 and 2004 was 14.3% and 9.1% respectively. This increase in the actual return was mainly due to the good performance of Group pension funds in the United Kingdom.

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Back to Contents

Average rate of increase in health insurance costs	2005	2004

Assumed rate of increase in health costs in the coming year	8.4%	8.6%
Target rate of increase in costs	4.2%	4.2%
Year long-term rate is expected to stabilize	2016	2016

Assumptions concerning increases in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in growth assumptions increases the post-employment benefit obligation by €1.6 million, while a 1% decrease in growth assumptions decreases the post-employment benefit obligation by €1.4 million.

Assumptions concerning the growth in health insurance costs have minimal impact on the current service cost.

Amounts for the current period are as follows:

	2005

	Pension Plans	Other post- employment benefits

	(€ million)
Benefit obligation at year end	(1,457.4)	(25.9)
Fair value of plan assets at year end	867.2	—
Funded status of plan	(590.2)	(25.9)
Actuarial gains (losses) / experience adjustments on liabilities	(15.6)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	57.2	—

Note 36

Main acquisitions in 2005

Acquisition of B.V.A.G.

On January 10, 2005, the Water Division purchased a 74.9% interest in the company Braunschweiger Versorgungs AG including subsidiaries in partnership with Kraftwerk Mehrum & Energienetze Braunschweig GmbH.

This company manages the water supply, the municipal heating, electricity and gas network of the city of Braunschweig (Germany) in the framework of a concession contract.

This transaction was recognized using the purchase accounting method.

Back to Contents

The net assets acquired and the goodwill recognized break down as follows:

	Net carrying amount of net assets	Fair value adjustments	Fair value of net assets

	(€ million)
Intangible assets	3	23	26
Property, plant and equipment	329	102	431
Financial assets	48	—	48
Deferred tax assets	18	(8)	10
Working capital assets	39	1	40
Cash and cash equivalents	47	—	47
Provisions	(18)	(2)	(20)
Working capital liabilities	(48)	1	(47)
Deferred tax liabilities	(90)	(43)	(133)
Borrowings	(3)	—	(3)
Minority interests Energienetze Braunschweig GmbH	(1)	—	(1)

Total net assets	324	74	398

Net assets purchased (74.9%)			298

Residual goodwill			76

Purchase price			374

Cash flows relating to the acquisitions			327
Purchase price			374
Cash transferred in			47

The portion of the purchase price allocated to intangible assets corresponds to the value of the contract acquired. The portion of the purchase price allocated to property, plant and equipment takes terms and conditions into account regarding the value of the assets to be returned at the end of the contract.

Residual goodwill of €75.8 million mainly corresponds to the Group’s ability to renew the contracts, commercial development potential and potential savings in operating expenses and capital expenditure.

B.V.A.G. contributed €349.6 million to Revenue of the Group in 2005.

Acquisition of ZEC Lodz

In August 2005, the Energy Services Division signed a contract for the acquisition of the company managing the urban heating network of the town of Lodz in Poland for a consideration of €171.1 million (Group share).

The acquisition took effect on October 1, 2005.

This transaction was recognized using the purchase accounting method. However, purchase price allocation procedures had not been completed as of December 31, 2005 and as such, the fair value of assets and liabilities adopted at the balance sheet date and presented below is provisional:

Back to Contents

Fair value of net assets

(€ million)
Intangible assets	1
Property, plant and equipment	131
Financial assets	2
Deferred tax assets	25
Working capital assets	17
Cash and cash equivalents	6
Provisions	(18)
Working capital liabilities	(24)
Deferred tax liabilities	—
Borrowings	-5

Total net assets	135

Net assets purchased (85.0%)	115

Residual goodwill	56

Purchase price	171

Cash flows relating to the acquisitions	154
Purchase price	171
Cash transferred in	17

Lodz contributed €41.9 million to Revenue from ordinary activities of the Group in 2005 (one activity quarter).

Note 37

Construction contracts

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Construction contracts in progress / Assets (A)	54.8	41.7
Construction contracts in progress / Liabilities (B)	73.3	70.8

Construction contracts in progress, net (A - B)	-18.5	-29.1

Incurred costs including income and losses accounted for up to date (C)	1,153.3	822.7
Issued invoices (D)	1,171.8	851.8

Construction contracts in progress, net (C - D)	-18.5	-29.1

Customers pre-paid amounts	195.4	107.7

Note 38

Concession contracts

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities who pay a price based on services rendered.

These collective services (also known as services of general interest or general economic interest or public services)

Back to Contents

are generally managed by Veolia Environnement under contracts entered into at the request of public bodies which retain control thereof.

Concession contracts involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

•

These contracts define “public service obligations” in return for a remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

•

Veolia Environnement can, in certain cases, be responsible for a given service as it holds the service support network (water/heat distribution network, water treatment network). Such situations are the result of full or partial privatizations. Provisions impose public service obligations and the means by which the local authority may recover control of the concession holder.

These contracts generally include price review clauses. These clauses are mainly based on cost trends, inflation, changes in tax and/or other legislation and occasionally on changes in volumes and/or the occurrence of specific events changing the profitability of the contract.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. Resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and expensed as incurred, and where appropriate, a provision for future maintenance and repair costs is recorded.

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group segments.

Water:

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass the full water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation affermage contracts with a term of 8 to 20 years. They concern the distribution of drinking water and the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Abroad, Veolia Environnement renders its services under contracts which reflect local legislation, the economic situation of the country and the investment needs of each partner.

These contracts are generally concession contracts, service contracts or O&M (Operate & Manage) and BOT contracts with an average term of between 7 and 40 years, and sometimes longer.

Contracts can also be entered into with public entities in which Veolia Environnement purchased an interest on their partial privatization. The profitability of these contracts is not fundamentally different from other contracts, but operations are based on a partnership agreement with the local authority.

Waste Management:

Both in France and abroad, Veolia Environnement generally operates under concession contracts for the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy Services:

Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integration services for the comprehensive management of buildings and electrical services on public roadways.

The main contracts concern the management of heating and air-conditioning networks under urban concessions or on behalf of local authorities or building complexes (hospitals, etc.).

Back to Contents

In Eastern Europe, Veolia Environnement’s Energy Services Division provides services under mixed partial privatizations or through public-private partnerships with local authorities responsible for the production and distribution of thermal energy.

Transportation

Veolia Environnement’s transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Note 39

Finance Leases and Operating Leases

Assets financed by finance lease

Assets financed by finance leases as of December 31, 2005 are as follows:

	Property, plant and equipment, net	IFRIC 4 loans, net	Total

	(€ million)
As of December 31, 2005	664.4	260.6	925.0

As of December 31, 2004	687.2	283.2	970.4

The Group acquires certain operating assets and investment properties under finance lease. Future minimum lease payments total €1,081 million as of December 31, 2005. The present value of minimum lease payments of €904 million as of December 31, 2005 is recorded in borrowings (€802.0 million in long-term borrowings and €102 million in short-term borrowings).

As of December 31, 2005, future minimum lease payments under these contracts were as follows:

Finance lease [in the BS]

(€ million)
2006	177.9
2007	151.8
2008	127.7
2009	106.9
2010	91.7
2011 and thereafter	425.0

Total future minimum lease payments	1,081.0

Less amounts representing interests	176.9

Present value of minimum lease payments (finance leases)	904.1

Assets financed by operating lease

In addition, the Group enters into operating leases (mainly for transportation equipment).

The future minimum lease payments under operating leases amount to €1,894.5 million as of December 31, 2005, compared to €1,754.7 million as of December 31, 2004.

Back to Contents

As of December 31, 2005, future minimum lease payments under these contracts break down by date as follows:

Operating lease

(€ million)
2006	425.5
2007	395.8
2008	354.2
2009	237.5
2010	168.5
2011 and thereafter	313.0

Total future minimum lease payments	1,894.5

Back to Contents

Note 40

Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Non-current assets	5,629.7	4,983.3
Current assets	2,448.4	2,322.2

Total assets	8,078.1	7,305.5

Equity attributable to equity holders of the parent	1,378.3	1,201.6
Minority interests	765.7	703.4
Non-current liabilities	3,210.0	2,703.2
Current liabilities	2,724.1	2,697.3

Total equity and liabilities	8,078.1	7,305.5

	For the year ended December 31,

	2005	2004

	(€ million)
Income statement data
Revenue	3,611.4	3,064.5
Operating income	442.9	315.0
Net income for the year	105.5	141.7
Financing data
Operating cash flow	681.9	412.0
Investing cash flow	(501.9)	(498.3)
Financing cash flow	(276.1)	198.2

The main contributions of proportionately consolidated companies were as follows:

•	BWB (Berlin water services company) in Germany is 50% consolidated and contributed revenue of €551 million, operating income of €187 million and borrowings of €1,452 million;
•	Dalkia International is consolidated 75.79% and contributed revenue of €1,384 million;
•	The Proactiva Group in South America contributed revenue of €112 million.

The increase in revenue is attributable in the amount of €334 million to Dalkia. The increase in operating income is mainly attributable to the Water Division and Dalkia.

Note 41

Tax reviews

In the normal course of their business, the Group’s subsidiaries are subjected to regular tax reviews in France and abroad.

In 2005, most of the tax reviews carried out in the French companies of the four segments did not result in the notification of revised assessments. The Group is currently in discussion with the tax authorities regarding the revised

Back to Contents

assessments outstanding as of December 31, 2005. Given both legislative changes at the end of 2005 and the nature of discussions, the Group expects its position to prevail with regard to differences in principle and the most material amounts. Reviews which could lead to additional tax expenses were adequately provided.

The Group operates in nearly 65 countries and is regularly reviewed outside France. Tax reviews are presently in progress in Germany and in the United States of America, two significant markets for the Group. Strong involvement throughout the tax review process in both countries enabled the matters subject to verification to be identified and significantly reduced. Where necessary, claims and outstanding tax matters in respect of which a claim has not been issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

Note 42

Commitments and contingencies

Specific commitments given

•	Southern Water operation

In 2003, the Company refinanced its investment in Southern Water. As a result, the company signed an initial contract with Société Générale Bank et Trust SA (“SGBT”) on June 30, 2003 and a subsequent contract with CDC Ixis on July 18, 2003. The terms of these contracts are as follows:

•	SGBT and CDC Ixis each subscribed for £110 million of non-voting preferred shares issued by Southern Water and previously acquired by Veolia Water UK,
•

SGBT and CDC Ixis each hold a put option, maturing in 5 years, allowing them to sell the non-voting preferred shares to Veolia Environnement at an average strike price based on a price adjusted by an annual yield of 5.5%.

•

The put options concern unlisted companies for which the fair value cannot be determined with sufficient reliability. No impairment losses had been identified in respect of these put options as of December 31, 2005.

•	Replacement obligation

The Group and its water and heat distribution subsidiaries, as part of their contractual obligations under concession contracts and in return for the revenue they receive, assume responsibility for the replacement of assets of the publicly-owned utility networks they manage. The Group estimates future expenditure required in this regard over the remaining term of the relevant contracts at €2.3 billion (€1.8 billion for Water and €0.5 for Energy Services). This expenditure will either be expensed immediately or amortized over the shorter of the estimated useful life of the assets concerned or the contract period, according to the contract terms.

•	Performance bonds issued for US subsidiaries

Insurance companies have issued performance guarantees in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of $1.4 billion (drawn $0.2 billion at December 31, 2005).

Back to Contents

•	Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners still not indemnified who present claims for payments. The cost to the Group could total €610 million (50%).

•	Agreements with EDF

Veolia Environnement granted to EDF a call option for all of its Dalkia shares supposing that an EDF competitor takes control of the company. Likewise EDF granted to Veolia Environnement a call option for all of Dalkia shares supposing that EDF status changes and a Veolia Environnement competitor, acting alone or together, takes control of EDF. Failing an agreement on share transfer price, the latter would be decided by an expert.

Breakdown by maturity of specific commitments given

Specific commitments given	As of December 31, 2004	As of December 31, 2005	Maturity

			Less than 1 year	1 to 5 years	More than 5 years

	(€ million)
Southern Water Put	312	321	—	321	—
Water replacement obligations	1,756	1,819	381	759	679
Dalkia replacement obligations	530	535	68	335	132
Performance bonds issued by VE for US subsidiaries	147	145	3	—	142
Specific Berlin contract commitment (50%)	610	610	5	374	231

Specific commitments given	3,355	3,430	457	1,789	1,184

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see note 43) nor specific commitments and contingencies described above.

Other commitments and contingencies are as follows:

	As of December 31, 2004	As of December 31, 2005	Maturity

			Less than 1 year	1 to 5 years	More than 5 years

	(€ million)
Operational guarantees	2,713.9	2,963.5	548.5	1,462.0	953.0
Financial guarantees
Debt guarantees	154.6	250.8	55.5	99.5	95.8
Warranty obligations given	488.7	515.5	13.8	164.1	337.6
Commitments given
Obligations to buy	101.0	94.6	20.6	64.9	9.1
Obligations to sell	28.5	8.6	8.6	—	—
Other commitments given
Letters of credit	578.5	819.7	282.0	515.8	21.9
Other commitments given	807.0	772.2	160.6	336.5	275.1

Other commitments given	4,872.2	5,424.9	1,089.6	2,642.8	1,692.5

Back to Contents

Operational guarantees: in the course of their normal activities, the Group’s subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Warranty obligations given: these include guarantees linked to the sale of Water activities in the United States for €368 million and the sale of Connex Transport UK Ltd for €24.9 million.

Obligations to buy: these include commitments given by Group companies to purchase shares in other companies or invest. As of December 31, 2005 these commitments mainly concerned the Transportation Division (€18.8 million), the Waste Management Division (€43.8 million) and the Water Division (€19.8 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of the appreciation of the US dollar on commitments and contingencies is approximately +€160 million and mainly concerns the Water Division.

Other commitments and contingencies given break down by division as follows:

	As of December 31, 2005	As of December 31, 2004

	(€ million)
Water	2,388.4	2,334.5
Waste Management	715.2	645.2
Energy Services	541.6	497.7
Transportation	274.4	216.7
Proactiva	10.3	12.9
Holding companies	1,439.8	1,131.1
Other	55.2	34.1

Total	5,424.9	4,872.2

Lease contracts are analyzed in Note 39.

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, management considers, in accordance with IAS 37 criteria, that a provision is not necessary at the balance sheet date.

Back to Contents

Commitments received

	As of December 31, 2005		As of December 31, 2004

	(€ million)
Guarantees received	1,759.1		1,031.3
Debt guarantees	190.5		101.8
Warranty obligations received	27.4		30.2
Other guarantees received	1,541.2	*	899.3

______________
*

Including €630.5 million in respect of commitments under electricity contracts with EDF and €566.9 million in respect of greenhouse gas emission allowances for 2006 (€283.4 million) and 2007 (€283.4 million).

The change in commitments received compared to December 31, 2004 is mainly due to commitments in respect of greenhouse gas emission allowances for 2006 and 2007 in the Energy Services Division (application of the Kyoto protocol from 2005) of €567 million.

Note 43

Collateral guarantees supporting borrowings

As of December 31, 2005, €906 million in borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in million of euro) :

Type of pledge/mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)

On intangible assets	2	1,172	0.17%
On property, plant and equipment	461	12,352	3.73%
On financial assets *	408	—	—

Total non-current assets	871	—	—

On current assets	35	13,542	0.26%

Total assets	906	—	—

______________
*	As financial assets pledged as collateral are essentially shares of consolidated subsidiaries, the ratio is not significant.

Back to Contents

The breakdown by maturity is as follows:

	As of December 31, 2004	As of December 31, 2005
			Maturity

			Less than 1 year	1 to 5 years	More than 5 years

	(€ million)
Intangible assets	1	2		2
Property, plant and equipment	253	461	58	171	232
Mortgage pledge	92	92	—	—	92
Other PP&E mortgage pledge (1)	161	369	58	171	140
Financial assets	374	408	58	69	281
VW Korean Co Hynix (2) (4)	47	28	28	—	—
Chengdu (2) (4)	47	49	2	7	40
VW Korean Daesan (3) (4)	35	24	24	—	—
Samsung VW Inchon (2) (4)	48	65	4	23	38
Defluent (2) (4)	40	74	—	25	49
Cle Brazil	16	14	—	14	—
Crivina (2) (4)	26	34	—	—	34
Shenzhen (2) (4)	89	105	—	—	105
PPC (2)	9	—	—	—	—
Connex Regiobahn	9	6	—	—	6
Taitung (2) (5)	3	4	—	—	4
Technoborgo (2) (4)	5	5	—	—	5
Current assets	38	35	5	10	20
Pledges on trade receivables	24	32	3	10	19
Pledges on inventories	14	3	2	—	1

Total	666	906	121	252	533

______________
(1)	mainly equipment and traveling systems.
(2)	100% of equity pledged as collateral.
(3)	95% of equity pledged as collateral.
(4)	Consolidated company as of December 31, 2005.
(5)	Equity associate as of December 31, 2005.

Back to Contents

Note 44

Related party transactions

Relations with Vivendi Universal

On December 24, 2004, Veolia Environnement acquired 8,128,440 Veolia Environnement shares from Vivendi Universal for €194.8 million.

As of December 31, 2005, Vivendi Universal owned only 5.3% of the share capital of Veolia Environnement.

As former majority shareholder, Vivendi Universal granted a number of guarantees in favor of Veolia Environnement which have been transferred. The maximum amount of guarantees not yet transferred totaled €15.7 million as of December 31, 2005.

For the purposes of its telephone network, Veolia Environnement has two contracts with SFR and NeufCegetel which were entered into on an arm’s length basis.

Relations with BNP Paribas (1.8% of share capital), Société Générale (2% interest in Veolia Environnement) and Caisse des Dépôts et Consignations (8.8% interest in Veolia Environnement)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Veolia Environnement has financing relations with these three institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing (“Dailly law” discounting of receivables and securitization program, Southern Water and financing of the automobile pool) and cash management. Relations are remunerated at market rates.

Regarding financial management of replacement expenses, Vivendi Universal committed itself to pay an indemnity to the company but it transferred this obligation to the Société Générale by perfect delegation contract of December 21, 2004. Consequently Vivendi Universal has no more commitment towards Veolia Environnement’s replacement expenses. On the other hand, the Société Générale, holder of 2% of share capital and considered to be a related party, owes Veolia Environnement a maximum indemnity for €136.3 million as of December 31, 2005, payable each year until 2010 according to the contract terms. For the year 2005, Veolia Environnement asked the Société Générale for an amount of €36.2 million.

Relations with Electricité de France (4% interest in Veolia Environnement)

EDF has a 4% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% direct interest in Dalkia International.

In accordance with the 97-07 Decree., EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2005/2006. Electricity sold by Dalkia to EDF in 2004 and 2005 totaled €414.8 million and €455.0 million respectively.

Compensation of Executive Committee members and directors

•	Chairman and Chief Executive Officer

The following table presents the total gross compensation (fixed and variable compensation, directors’ fees and employee benefits) paid to Henri Proglio during 2004 and 2005.

Back to Contents

					Directors fees’ paid by controlled companies
	Compensation

	Fixed	Variable		VE directors’ fees		Employee benefits(1)	Total gross compensation

	(in € )
Compensation paid in 2004	900,000	473,620	(2)	24,517	70,395	3,898	1,472,430
Compensation paid in 2005	944,996	850,000	(3)	34,000	70,912	2,616	1,902,524
______________
(1)	Company car
(2)	Variable compensation paid in 2004 in respect of 2003.
(3)	Variable compensation paid in 2005 in respect of 2004.

Henri Proglio is a member of the collective pension plan granted to Group Executive management.

• Directors

Directors’ fees paid in 2005 totaled €595,522.

• Executive Committee members compensation (excluding the Chairman and Chief Executive Officer)

	Fixed compensation	Variable compensation		Total compensation

Compensation paid in 2004	2,280,000	1,048,800	(1)	3,328,800
Compensation paid in 2005	2,393,989	1,539,360	(2)	3,933,349
______________
(1)	Including variable compensation paid in 2004 in respect of 2003.
(2)	Including variable compensation paid in 2005 in respect of 2004.

• Share purchase and subscription options

Share purchase or subscription options granted to the Chairman and Chief Executive Officer in 2005 and options exercised during the year: Nil

Share purchase or subscription options granted to Executive Committee members in 2005 and options exercised during the year: Nil

Relations with investments accounted for using the proportionate consolidation method

Veolia Environnement granted a loan of €99.3 million to Dalkia International, proportionately consolidated at 75.79%.

As part of the refinancing of the Berlin water services company acquisition debt, Veolia Environnement guaranteed in the amount of €675 million the obligations of RVB, proportionately consolidated at 50%.

Note 45

Consolidated employees

Consolidated employees * break down as follows:

By category	As of December 31, 2005	As of December 31, 2004

Executives	24,523	25,350
Employees	217,104	210,171

Back to Contents

Consolidated employees	241,627	235,521

______________
*

Consolidated employees is equal to the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included in the percentage of consolidation. Employees of equity associates are not included.

By Division	As of December 31, 2005	As of December 31, 2004

Water	62,599	58,801
Waste Management	69,012	66,923
Energy Services	39,429	36,767
Transportation	66,089	54,726
Proactiva	4,084	3,755
FCC	—	14,148
Other	414	401

Consolidated employees	241,627	235,521

By method of consolidation	As of December 31, 2005	As of December 31, 2004

Fully consolidated companies	208,072	191,579
Proportionately consolidated companies	33,555	43,942

Consolidated employees*	241,627	235,521

______________
*	In 2004, FCC exited the consolidation scope on June 30, 2004 (included 50% for 6 months of the year) and since then Proactiva is accounted for using the proportionate consolidation method.

Note 46

Greenhouse gas emission rights

The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At an international level, the Kyoto protocol, finalized in 1997, came into effect in February 2005. At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, a trading system for carbon gas emission allowances. This trading system came into effect at the beginning of 2005.

Back to Contents

Group allowances granted, sold or consumed during 2005 break down as follows:

Volume in thousands of tones	As of January 1, 2005	Granted	Purchased / sold	Consumed	As of December 31, 2005

France	—	4,334.5	(1,184.6)	(3,020.3)	129.6
Czech Republic	—	3,811.1	(250.1)	(3,405.6)	155.4
Poland	—	3,598.9	—	(3,308.0)	290.9
Lithuania	—	1,739.1	—	(903.1)	836.0
Estonia	—	393.5	(189.5)	(169.5)	34.5
Germany		1,200.3	20.0	(1,349.6)	(129.3)
Other	—	340.1	—	(323.0)	17.1

Total	—	15,417.5	(1,604.2)	(12,479.1)	1,334.2

The Group’s operations can be described as “normal”.

Based on expected future greenhouse gas emissions, the Group does not expect to be in a negative position in the medium-term.

Income from the sale of 1,604.2 thousand tons of greenhouse gas emission allowances totaled €35.9 million.

In accordance with contract terms and conditions, a portion of the allowances sold involved the retrocession of allowances to customers for €13 million in 2005.

A provision was recorded in respect of the allowance deficit in Germany.

Based on a market price of €21.5 as of December 31, 2005, excess emission allowances after consumption of 1,334.2 million tons of greenhouse gas can be valued at €28.7 million, before a possible retrocession to customers.

Note 47

Segment information

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services, both road and rail networks.

Back to Contents

BUSINESS SEGMENTS

	For the year ended December 31,

Revenue by segment	2005	2004

	(€ million)
Water	8,888.7	7,777.4
Waste Management	6,604.1	6,214.4
Energy Services	5,402.4	4,919.8
Transportation	4,349.7	3,588.7

Revenue as per consolidated income statement	25,244.9	22,500.3

	For the year ended December 31,

Inter-segment revenue	2005	2004

	(€ million)
Water	10.0	6.7
Waste Management	55.9	42.3
Energy Services	29.7	28.4
Transportation	5.1	5.0

Inter-segment revenue	100.7	82.4

	For the year ended December 31,

Operating income by segment	2005	2004

	(€ million)
Water	1,007.3	799.5
Waste Management	530.5	467.5
Energy Services	326.1	250.3
Transportation	114.1	31.4
Total business segments	1,978.0	1,548.7

Unallocated operating income	(85.1)	(68.1)
Operating income as per consolidated income statement	1,892.9	1,480.6

Back to Contents

	For the year ended December 31,

Net charge to operating depreciation, amortization and provisions by segment	2005	2004

	(€ million)
Water	(534.3)	(440.1)
Waste Management	(523.4)	(552.5)
Energy Services	(161.9)	(64.8)
Transportation	(170.5)	(232.9)
Total business segments	(1,390.1)	(1,290.3)

Unallocated net charge to operating depreciation, amortization and provisions	(60.1)	(41.2)
Net charge to operating depreciation, amortization and provisions	(1,450.2)	(1,331.5)

Impairment losses by segment as of December 31, 2005	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total

	(€ million)
Impairment losses recognized in equity	—	—	—	—	—	—
Reversals of impairment losses recognized in equity	—	—	—	—	—	—

Equity impact	—	—	—	—	—	—

Impairment losses recognized in net income	(107.5)	(48.0)	(63.9)	(6.0)	(11.6)	(237.0)
Reversals of impairment losses recognized in net income	90.9	42.2	39.5	5.1	6.8	184.5

Net income impact	(16.6)	(5.8)	(24.4)	(0.9)	(4.8)	(52.5)

Impairment losses by segment as of December 31, 2004	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total

	(€ million)
Impairment losses recognized in equity	—	—	—	—	—	—
Reversals of impairment losses recognized in equity	—	—	—	—	—	—

Equity impact	—	—	—	—	—	—

Impairment losses recognized in net income	(103.1)	(34.7)	(41.2)	(74.1)	(10.1)	(263.2)
Reversals of impairment losses recognized in net income	105.2	40.8	31.1	4.8	5.5	187.4

Net income impact	2.1	6.1	(10.1)	(69.3)	(4.6)	(75.8)

Back to Contents

	For the year ended December 31,

Share of net income of associates by segment	2005	2004

	(€ million)
Water	10.8	6.7
Waste Management	1.6	9.8
Energy Services	1.9	4.2
Transportation	0.6	(1.5)
Total business segments	14.9	19.2

Unallocated share of net income of associates	—	5.0
Share of net income of associates as per consolidated income statement	14.9	24.2

Assets by segment as of December 31, 2005	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet

	(€ million)
Goodwill, net	2,052.4	1,527.7	836.3	446.7	—	4,863.1
Intangible assets and property, plant and equipment, net	7,488.3	3,566.6	1,203.9	1,148.6	115.6	13,523.0
Working capital assets	5,168.3	2,343.4	3,140.5	989.9	243.6	11,885.7

Total segment assets	14,709.0	7,437.7	5,180.7	2,585.2	359.2	30,271.8

Investments in associates	131.4	53.8	10.6	5.7	—	201.5
Other assets					5,836.1	5,836.1

Total assets	14,840.4	7,491.5	5,191.3	2,590.9	6,195.3	36,309.4

Assets by segment as of December 31, 2004	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total assets in the consolidated balance sheet

	(€ million)
Goodwill, net	1,914.9	1,403.6	762.9	302.2	—	4,383.6
Intangible assets and property, plant and equipment, net	6,656.6	3,142.9	1,068.3	1,050.0	99.5	12,017.3
Working capital assets	4,446.6	2,188.4	2,874.3	809.5	626.7	10,945.5

Total segment assets	13,018.1	6,734.9	4,705.5	2,161.7	726.2	27,346.4

Investments in associates	123.4	59.9	10.4	4.9	20.6	219.2
Other assets					8,260.3	8,260.3

Total assets	13,141.5	6,794.8	4,715.9	2,166.6	9,007.1	35,825.9

Back to Contents

Liabilities by segment as of December 31, 2005	Water	Waste Manage- ment	Energy Services	Transport- ation	Unallocated amounts	Total liabilities in the consolidated balance sheet

	(€ million)
Provisions for contingencies and losses	1,023.0	573.2	509.3	155.4	126.4	2,387.3
Working capital liabilities	5,792.3	2,080.6	2,356.4	1,162.7	106.4	11,498.4
Other segment liabilities	272.8	36.9	45.3	8.5	(1.1)	362.4

Total segment liabilities	7,088.1	2,690.7	2,911.0	1,326.6	231.7	14,248.1

Other liabilities					22,061.3	22,061.3

Total liabilities	7,088.1	2,690.7	2,911.0	1,326.6	22,293.0	36,309.4

Liabilities by segment as of December 31, 2004	Water	Waste Manage- ment	Energy Services	Transport- ation	Unallocated amounts	Total liabilities in the consolidated balance sheet

	(€ million)
Provisions for contingencies and losses	843.6	518.0	447.9	120.2	76.9	2,006.6
Working capital liabilities	5,267.1	1,920.3	2,143.7	1,018.9	160.3	10,510.3
Other segment liabilities	113.5	32.4	36.3	4.5	166.9	353.6

Total segment liabilities	6,224.2	2,470.7	2,627.9	1,143.6	404.1	12,870.5

Other liabilities					22,955.4	22,955.4

Total liabilities	6,224.2	2,470.7	2,627.9	1,143.6	23,359.5	35,825.9

Back to Contents

Capital expenditure by segment	For the year ended December 31,

	2005	2004

	(€ million)
Water	912	861
Waste Management	739	710
Energy Services	252	247
Transportation	195	153

Total segment capital expenditure	2,098	1,971

GEOGRAPHICAL AREA

Geographical breakdown of Revenue

For the year ended December 31, 2005	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total

	(€ million)
Water	4,413.1	1,182.4	434.9	1,092.3	555.0	100.5	409.5	701.0	8,888.7
Waste Management	2,901.0	144.6	730.0	776.3	1,216.4	383.9	146.9	305.0	6,604.1
Energy Services	3,205.6	65.7	367.6	1,650.3	5.0	—	16.7	91.5	5,402.4
Transportation	1,734.0	402.0	8.7	1,389.2	380.1	394.2	—	41.5	4,349.7

Revenue	12,253.7	1,794.7	1,541.2	4,908.1	2,156.5	878.6	573.1	1,139.0	25,244.9

For the year ended December 31, 2004 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total

Water	4,163.6	757.5	386.6	933.2	496.8	77.4	333.4	628.9	7,777.4
Waste Management	2,834.9	141.6	669.5	729.1	1,122.0	307.4	139.0	270.9	6,214.4
Energy Services	3,001.7	70.4	335.6	1,452.6	0.1	—	11.5	47.9	4,919.8
Transportation	1,476.2	363.3	10.0	1,195.1	263.7	259.2	—	21.2	3,588.7

Revenue	11,476.4	1,332.8	1,401.7	4,310.0	1,882.6	644.0	483.9	968.9	22,500.3

Back to Contents

Geographical breakdown of segment assets

As of December 31, 2005	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total

	(€ million)
Water	5,123.8	4,442.1	1,564.5	1,108.9	696.4	1,773.3	14,709.0
Waste Management	2,911.5	87.7	1,090.4	691.9	1,902.1	754.1	7,437.7
Energy Services	2,901.1	63.7	174.4	1,968.4	6.0	67.1	5,180.7
Transportation	935.3	404.8	14.5	781.6	220.4	228.6	2,585.2

Segment assets	11,871.7	4,998.3	2,843.8	4,550.8	2,824.9	2,823.1	29,912.6

As of December 31, 2004	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total

	(€ million)
Water	4,740.2	3,819.8	1,444.9	1,087.4	356.4	1,569.4	13,018.1
Waste Management	2,749.4	82.4	943.1	715.2	1,577.3	667.5	6,734.9
Energy Services	2,748.1	67.2	144.3	1,721.0	—	24.9	4,705.5
Transportation	817.2	363.6	4.4	729.2	63.4	183.9	2,161.7

Segment assets	11,054.9	4,333.0	2,536.7	4,252.8	1,997.1	2,445.7	26,620.2

Geographical breakdown of capital expenditure

For the year ended December 31, 2005	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total

	(€ million)
Water	386	173	79	88	21	165	912
Waste Management	334	8	145	67	106	79	739
Energy Services	159	2	9	73	2	7	252
Transportation	89	38	1	51	5	11	195

Capital expenditure	968	221	234	279	134	262	2,098

Back to Contents

For the year ended December 31, 2004	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total

	(€ million)
Water	387	123	61	86	50	154	861
Waste Management	298	8	187	53	89	75	710
Energy Services	145	2	9	87	—	4	247
Transportation	43	25	—	62	12	11	153

Capital expenditure	873	158	257	288	151	244	1,971

Note 48

Impact of IFRS transition

A. SUMMARY OF THE IMPACT OF IFRS TRANSITION ON THE MAIN INCOME STATEMENT AND BALANCE SHEET HEADINGS

	As of December 31, 2004

	French GAAP	IFRS	Difference

	(€ million)
Revenue	24,673	22,500	-2,173
Net income from continuing operations	333	497	+164
Net income for the year attributable to equity holders of the parent	125	392	+267
Equity attributable to equity holders of the parent	3,563	3,223	-340
Total equity	5,619	4,948	-671
Gross financial debt	15,922	18,003	+2,081
Cash and cash equivalents	3,635	4,660	+1,025
Fair value gains/losses on hedge derivatives	—	284	+284
Net financial debt	12,287	13,059	+772

The impact of IFRS transition was published in the update to the 2004 Reference Document (of April 5, 2005), filed with the French financial markets authority (AMF) on May 25, 2005. Veolia Environnement has made a number of adjustments to this published information and mainly the following:

Non-current financial assets were increased from €2,656.3 million to €2,914.1 million, following the recognition of IFRIC 4 loans in respect of installations under construction on a percentage completion basis (see note 1.20) and not on completion. Operating assets were reduced as a result from €10,081.4 million to €9,823.4 million.

Long-term borrowings were increased from €12,055.8 million to €12,157.0 million following further analysis of minority interest put options.

Back to Contents

Goodwill was increased from €4,285.9 million to €4,383.6 million following further analysis of minority interest put options and intangible assets.

Intangible assets were decreased from €1,112.5 million to €1,059.0 million following transfers to goodwill.

Minority interests were reduced from €1,782.5 million to €1,725.5 million following further analysis of minority interest put options.

Consequently total equity decreased from €5,022 million in the May 25, 2005 update to the 2004 Reference Document to €4,948 million. The difference of €-74 million is related to minority interest put options for €-57 million and recording IFRIC4 loans in progress for €-17 million.

The current/non-current breakdown of provisions was refined.

Taking into account these main adjustments to the May 25, 2005 update to the 2004 Reference Document, the impact of IFRS transition can be summarized as follows.

B. RECONCILIATION OF FRENCH GAAP AND IFRS EQUITY AS OF JANUARY 1, 2004 AND DECEMBER 31, 2004 AND RECONCILIATION OF 2004 NET INCOME.

	Equity attributable to equity holders of the parent

	As of January 1, 2004	Net income for the year	Share capital	Dividends	Foreign exchange translation	Changes in consolid- ation scope	Other	As of December 31, 2004

	(€ million)
Equity under French GAAP	3,575	125	44	(218)	33	—	4	3,563
Goodwill	66	182	—	—	—	—	—	248
Actuarial gains (losses)	(124)	1	—	—	—	—	—	(123)
Analysis of contracts	70	15	—	—	—	—	9	94
Treasury shares	(110)	—	(183)	—	—	—	—	(293)
Financial instruments	(90)	(21)	—	—	—	—	(30)	(141)
Discontinued operations	—	104	—	—	(104)	—	—	—
Income tax	(84)	(10)	—	—	1	—	—	(93)
Other	(32)	(4)	10	—	(2)	—	(5)	(33)

Equity under IFRS	3,271	392	(129)	(218)	(72)	—	(22)	3,223

Minority interests under French GAAP	2,680	171	113	(181)	10	(747)	9	2,055
TSAR subordinated loan notes redeemable in preferred shares	(300)	(9)	—	9	—	—	—	(300)
Discontinued operations	(707)	(44)	—	27	—	723	1	—
Minority interest put options	(57)	—	—	—	—	—	—	(57)
Other	23	20	—	1	3	—	(19)	28

Minority interests under IFRS	1,639	138	113	(144)	13	(24)	(9)	1,726

Back to Contents

C. IFRS FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

C.1. Consolidated Balance Sheet

	As of December 31, 2004 under French GAAP with IFRS presentation	Ref	IAS/IFRS adjustments	As of December 31, 2004 IAS/IFRS

	(€ million)
Goodwill	3,558.5	Note D.1	825.1	4,383.6
Other intangible assets	1,859.3	Note D.2	(800.3)	1,059.0
Property, plant and equipment and Publicly-owned utility networks	13,844.0	Note D.3	(2,885.9)	10,958.1
Investments in associates	225.2		(6.0)	219.2
Non-current financial assets	968.7	Note D.4	1,945.4	2,914.1
Deferred tax, net	234.8	Note D.5	(46.0)	188.8

Non-current assets	20,690.5		(967.7)	19,722.8

Current operating assets	9,223.5	Note D.6	599.9	9,823.4
Current financial assets	2,072.8	Note D.7	(1,417.5)	655.3
Cash and cash equivalents	3,635.1	Note D.8	1,025.2	4,660.3

Current assets	14,931.4		207.6	15,139.0

Assets of discontinued operations	—		30.3	30.3

Total assets	35,621.9		(729.8)	34,892.1

Equity attributable to equity holders of the parent	3,563.2	Note B	(340.4)	3,222.8
Minority interests	2,055.4	Note B	(329.9)	1,725.5

Equity	5,618.6		(670.3)	4,948.3

Grants	868.8	Note D.9	(868.8)	—
Other long-term deferred income	529.0	Note D.10	(527.9)	1.1
Non-current provisions	1,689.0	Note D.11	(405.5)	1,283.5
Long-term borrowings	10,801.4	Note D.12	1,355.6	12,157.0
Other non-current liabilities	273.6	Note D.13	78.9	352.5

Non-current liabilities	14,161.8		(367.7)	13,794.1

Operating payables	9,736.9	Note D.14	(160.9)	9,576.0
Current provisions	984.4	Note D.15	(261.4)	723.0
Current financial liabilities	4,610.1	Note D.16	816.0	5,426.1
Bank overdrafts	510.1	Note D.17	(90.0)	420.1

Current liabilities	15,841.5		303.7	16,145.2

Liabilities of discontinued operations	—		4.5	4.5

Total equity and liabilities	35,621.9		(729.8)	34,892.1

Back to Contents

C.2. IFRS Consolidated Income statement for the year ended December 31, 2004

French GAAP

Revenue	24,673
Cost of sales	(20,611)
Selling, general and administrative costs	(2,538)
Other operating income (expenses)	92
EBIT	1,617

Restructuring costs	(51)
Goodwill amortization and impairment of intangible assets with an indefinite life	(253)
Operating income	1,313

Financial income (expenses)	(602)
Other financial income (expense)	(33)
Income from ordinary activities	678

Other income (expense)	(57)
Net income before taxes, minority and equity interests	620

Income tax expense	(182)
Net income before minority and equity interests	438

Equity in net income of affiliates	22
Minority interests	(127)

Discontinued operations income	(208)

Net income for the year	125

IFRS

Revenue	22,500

Cost of sales	(18,346)

Selling costs	(440)

General and administrative expenses	(2,236)

Other operating revenue and expenses	3

Operating income	1,481

Finance costs, net	(732)

Other financial income (expenses)	46

Income tax expenses	(184)

Share of net income of associates	24

Net income from continuing operations	635

Net income from discontinued operations	(106)

Net income for the year	529

Net income for the year attributable to minority interests	(137)

Net income for the year attributable to equity holders of the parent	392

Back to Contents

C.3. IFRS Cash flow statement for the year ended December 31, 2004

	French GAAP	IFRS

	(€ million)
Net income for the year attributable to equity holders of the parent	125.4	391.5
Minority interests	171.3	216.4
Net charge to depreciation, amortization and provisions	2,224.4	2,041.5
Net charge to financial amortization and provisions	83.6	(38.2)
Other calculated revenue and expenses		(9.1)
Gains (losses) on disposal and dilution	205.6	(161.3)
Share of net income of associates	(4.8)	(24.2)
Dividends received		(6.0)
Finance costs, net		732.1
Income tax expense		309.5
Deferred tax	(70.0)
Deferred charges	(28.7)
Other		8.3
Operating cash flow before changes in working capital		3,460.6
Changes in working capital	328.8	294.4
Income taxes paid		(238.0)
Net cash from operating activities (see note F)	3,035.6	3,517.0
Purchases of property, plant and equipment (see note F)	(2,315.0)	(1,964.0)
Proceeds on disposal of property, plant and equipment	315.1	316.2
Purchases of investments	(334.0)	(334.0)
Proceeds on disposal of investments (see note F)	1,814.6	2,184.2

IFRIC 4 investment contracts (see note F)
New IFRIC 4 loans		(177.0)
Principal payments on IFRIC 4 loans		130.0
Dividends received		23.5
Interest-bearing long-term loans granted	(132.5)	(132.5)
Principal payments on interest-bearing long-term loans	129.4	129.4
Net decrease in short-term loans	41.1	41.1
Sales and purchases of marketable securities	(278.3)	(42.3)

Net cash from investing activities	(759.6)	174.6
Net increase in short-term borrowings	1,789.2	1,789.2
New long-term borrowings and other debt	1,063.7	930.5
Principal payments on long-term borrowings and other debt	(3,468.7)	(3,468.7)
Proceeds on issue of shares	167.2	167.2
Purchase of treasury shares	(183.2)	(183.2)
Dividends paid	(398.5)	(389.6)
Interest paid		(640.9)

Net cash used in financing activities	(1,030.3)	(1,795.5)
Cash and cash equivalents at the beginning of the year	1,852.8	2,320.6
Effect of foreign exchange rate changes	26.5	23.5
Cash and cash equivalents at the end of the year	3,125.0	4,240.2
Cash and cash equivalents	3,635.1	4,660.3
- Bank overdrafts and other cash position item	510.1	420.1
Cash and cash equivalents at the end of the year	3,125.0	4,240.2

Back to Contents

D. ANALYSIS OF BALANCE SHEET ADJUSTMENTS

D.1. Goodwill

	French GAAP	Purchased goodwill and market share(1)	Cancellation GW amortization / negative GW reversal(2)	Minority interest put option(3)	IFRS

	(€ million)
Goodwill	3,559	532	248	45	4,384
______________
(1)

Purchased goodwill and market shares acquired as a result of business combinations and recognized in intangible assets under French GAAP are transferred to goodwill under IFRS (IAS38). Purchased goodwill and market shares concern the Waste Management Division (€249 million), the Water Division (€164 million), the Transportation Division (€94 million) and the Energy Services Division (€25 million).

(2)

Cancellation of amortization and impairment losses recognized at a level lower than the CGU. Impairment tests performed as of December 31, 2004 under IFRS at CGU level did not identify the need to record any additional impairment of goodwill compared with the French GAAP published accounts.

(3)	Portion of minority interest puts not recognized in minority interests (see note 1.12)

D.2. Intangible assets

	French GAAP	Purchased goodwill and market share(1)	Analysis of contracts(2)	Fee commitments (3)	Intangible assets not recognized(4)	Financial instruments(4)	Other	IFRS

	(€ million)
Intangible assets	1,859	(532)	(72)	(47)	(118)	(24)	(7)	1,059
______________
(1)	Purchased goodwill and market shares acquired as a result of business combinations and recognized in intangible assets under French GAAP are transferred to goodwill under IFRS (IAS38).
(2)

Recognition of contracts in accordance with IFRIC 4. Elimination of intangible assets in the amount of €72 million in respect of certain Water Division contracts (mainly in Asia) classified as leases under IFRIC4.

(3)	See note D.12.
(4)	Mainly cancelled deferred charges.

Back to Contents

D.3. Property, plant and equipment and publicly-owned utility networks

	French GAAP	Concessions (IAS 2)	Analysis of contracts(2)	Components (3)	Finance leases (4)	Grants (5)	Other	IFRS

	(€ million)
Property, plant and equipment and publicly-owned utility networks	13,844	(589)	(1,765)	(45)	84	(522)	(49)	10,958
______________
(1)

Transfer to Property, plant and equipment of depreciation charge of fixed assets under concession recorded in provisions for contingencies and losses under French GAAP. See Note 1.20 “Concession and affermage contracts”.

(2)	See note 1.20 IFRIC 4 investment contracts.
(3)	See note 1.20 Other contracts and note 1.16.
(4)	Application of IAS 17.
(5)	See note 1.7.

D.4. Non-current financial assets

	French GAAP	IFRS

	(€ million)
Long-term loans	417.2	2,108.1
Other financial assets	368.6	618.2
Non-consolidated investments	176.2	181.1
Long-term portfolio investments (TIAP)	6.7	6.7

Non-current financial assets	968.7	2,914.1

The €1,690.9 million increase in loans is attributable in the amount of €1,694 million to the reclassification of intangible assets and property, plant and equipment pursuant to the application of IFRIC 4. See note 1.20.

The increase in other financial assets (€250 million) is attributable in the amount of €425 million to the recognition of derivative financial instruments at fair value in accordance with IAS 32 and 39. Under French GAAP, the foreign exchange component of foreign exchange derivatives is remeasured to fair value. In the case of interest rate derivatives, only accrued interest, premiums and swap cash balances are recorded in the balance sheet.

In addition, UK financial investments with a value of €117 million under French GAAP are offset against equity under IFRS, following the cancellation of actuarial gains and losses as of January 1, 2004.

D.5. Deferred tax, net

The €46 million decrease in net deferred tax assets is due to the tax impact of IFRS adjustments and unwinding of discount.

Back to Contents

D.6. Current operating assets

The €600 million increase in operating receivables is mainly due to the add-back of “Dailly law” discounted receivables (+€825 million), the analysis of contracts (-€84 million) which resulted in the reclassification of certain operating receivables and the reclassification of receivables in respect of invoices not yet issued in the Water Division (–€110 million).

D.7. Current financial assets

Current financial assets under IFRS include €466 million of short-term loans (including €133 million as result of the analysis of contracts and IFRIC 4, see note 1.20) and €190 million of marketable securities, compared to €395 million and €1,678 million respectively under French GAAP.

The increase in short-term loans (€71 million) is attributable in the amount of €133 million to the reclassification of property, plant and equipment and intangible assets in accordance with IFRIC 4.

The €1,488 million reduction in marketable securities is due to the reclassification of shares in monetary and treasury UCITS in cash and cash equivalents (€1,212 million) and the deduction of treasury shares from equity (€276 million).

D.8. Cash and cash equivalents

Cash and cash equivalents under IFRS is €4,660 million, compared to €3,635 million under French GAAP. This increase is a result of the reclassification in cash and cash equivalents of shares in monetary and treasury UCITS (€1,212 million), and the reclassification of accrued interest on derivatives recognized at fair value in other financial assets (-€179 million).

D.9. Grants

The reversal of grants under IFRS concerns grants adjusted pursuant to the recognition of certain contracts in loans in accordance with IFRIC 4 in the amount of -€347 million, with the residual balance deducted from property, plant and equipment.

D.10 Other long-term deferred income

Other long-term deferred income includes under French GAAP, payments made in respect of income from the securitization of future receivables in the Energy Services Division. This transaction (known as Cogevolt) was organized as part of the financing of the cogeneration installations of the Energy Services businesses. The income has been amortized on an actuarial basis since January 1, 1998 over the term of the receivables, which ranges from 5 to 12 years. Under IFRS, this transaction is equated to additional financing and reclassified in borrowings (see notes D.12 and D.17).

Back to Contents

D.11. Non-current provisions

	French GAAP	Reclassification in PP&E(1)	Discounting(2)	Provisions not recognized	Actuarial gains (losses)	Other	IFRS

	(€ million)
Provisions for contingencies and losses	1,400	(591)	29	(13)	—	45	870
Provisions for pensions and other employee benefits	289	—	—	—	68	56	413
______________
(1)

Reclassifications of non-current provisions concern the depreciation charge fixed assets under concession deducted from property, plant and equipment. See note 1.20, Concession and affermage contracts.

(2)	See note 1.13.

D. 12. Long-term borrowings

	(€ million)
French GAAP			10,801.4

TSAR	(a	)	298,0
Amortized cost restatement	(b	)	(76,0)
Revaluation of the debt	(c	)	260,3
Consolidation of special purpose entities (SIC 12)			17,3
Lease finance (IAS 17)			44,9
Local authority loans	(d	)	112,7
Cogevolt	(e	)	561,5
Minority interest put options	(f	)	113,9
Other			23,0

IFRS impacts			1,355.6

Long-term borrowings under IFRS			12,157.0

______________
(a)

VEFO (Veolia Environnement Financière de l’Ouest, holding company owned over 99% by Veolia Environnement) issued subordinated securities redeemable in preference shares (TSAR) in December 2001 in the amount of €300 million, maturing December 28, 2006. Given the characteristics of these securities, they were treated as minority interests under French GAAP. Under IFRS, these securities are recorded as debt instruments in accordance with IAS 32 and 39.

(b)	See Note 1.14 Recognition of borrowings
(c)

Impact of the revaluation of debt hedged by fair value derivative instruments. In addition, the derivative instruments are remeasured in either Non-current financial assets or Other non-current liabilities.

(d)	Fee commitments under public service contracts were considered commitments and contingencies under French GAAP. They are treated as borrowings under IFRS.
(e)	See note D.10.
(f)	See note 1.14, paragraph “Minority interest put options”

Back to Contents

D.13. Other non-current liabilities

The €79 million increase in Other non-current liabilities is mainly due to the revaluation of derivative instruments.

D.14. Operating payables

The €160 million decrease in operating payables is due to the reclassification of liabilities in respect of invoices not issued by the Water Division (€132 million) and the analysis of contracts which led to the reclassification of certain operating payables (€42 million).

D.15. Current provisions

	French GAAP	Reclassification in PP&E	Provisions not recognized under IFRS	Other	IFRS

	(€ million)
Provisions for contingencies and losses	957	(135)	(83)	(44)	695
Provisions for pensions and other employee benefits	28	—	—	—	28

D.16. Short-term borrowings

	(€ million)
Under French GAAP			4,610.1

Finance leases (IAS 17)			46.7
Discounted receivables and equivalent	(a	)	129.3
“Dailly law” discounted receivables	(a	)	695.4
Cogevolt	(b	)	66.7
Financial instruments	(c	)	(71.3)
Other			(50.8)

IFRS impacts			816.0

Short-term borrowings under IFRS			5,426.1

______________
(a)	Under IAS 39, “Dailly law” discounted receivables and equivalent are treated as bank financing guaranteed by receivables.
(b)	See note D.10.
(c)	Reclassification of deferred income and accrued interest, as a result of the recognition of derivative instruments at fair value including accrued interest.

Back to Contents

D.17. Bank overdrafts

The decrease in bank overdrafts (€90 million) is attributable in the amount of €112 million to Cogevolt deferred income transferred to short- and long-term borrowings.

E.	Analysis of adjustments to the Income statement

E.1. Revenue

	Water	Environmental Services	Energy Services	Transportation	Total

	(€ million)
Revenues under French GAAP	9,804.8	6,220.0	5,035.5	3,613.0	24,673.3

Discontinued operations	—	—	—	(5.2)	(5.2)
Loan amortization in accordance with IFRIC 4 (1)	(17.4)	(19.0)	(110.3)	(10.1)	(156.8)
IFRIC 4 loans recognized on a completion basis (2)	147.3	—	—	—	147.3
Reclassification of income received on behalf of third parties in Cost of sales (1)	(2,129.3)	—	(0.1)	—	(2,129.4)
Other	(28.0)	13.4	(5.3)	(9.0)	(28.9)

Revenue under IFRS	7,777.4	6,214.4	4,919.8	3,588.7	22,500.3

______________
(1)	See note 1.17
(2)	See note 1.20 “Assets relating to IFRIC 4 contracts”

Back to Contents

E.2. Reconciliation of EBIT and Operating income

	Total	Water	Waste Manage- ment	Energy Services	Transport- ation	Holding companies

	(€ million)
EBIT under French GAAP	1,616.9	830.6	456.6	295.8	103.3	(69.4)

Other non-recurring items	(57.3)	(53.4)	8.0	(10.5)	(1.5)	—
Restructuring costs, net	(51.1)	(28.5)	(2.7)	(17.2)	(2.7)	—
Amortization and impairment of goodwill and intangible assets with an indefinite useful life	(253.3)	(54.4)	(67.5)	(44.9)	(86.6)	0.1

Operating income IFRS presentation	1,255.2	694.3	394.5	223.2	12.5	(69.3)

Cancellation of amortization and impairment of goodwill and intangible assets with an indefinite useful life (IAS36)	181.6	54.7	65.5	43.1	18.3	—
Impact of IFRIC 4	0.4	7.9	0.4	(7.5)	(0.4)	—
Components approach (IAS 16)	5.1	14.2	(5.9)	(2.5)	(0.7)	—
Other elements resulting from the analysis of contracts	10.5	10.5	—	—	—	—
Intangible assets (IAS 38)	13.9	—	10.6	2.0	1.3	—
Provisions (IAS 37)	14.7	8.0	4.6	1.3	0.8	—
Other	(0.8)	9.9	(2.1)	(6.3)	(0.5)	(1.8)

Total IFRS adjustments	225.4	105.2	73.1	30.1	18.8	(1.8)

Operating income under IFRS	1,480.6	799.5	467.6	253.3	31.3	(71.1)

Operating income includes a capital loss of €55 million on the sale of Berlikomm securities in the Water Division, an expense of €14 million in respect of the resolution of a dispute in the Energy Services Division and a €70 million impairment of goodwill in the Transportation Division in respect of Northern Europe.

The adjustments to arrive at Revenue and Operating income under IFRS, involve the following adjustments at Cost of sales level:

•	a €2.1 billion reduction in respect of income received on behalf of third parties;
•	a reduction in depreciation in respect of property, plant and equipment transferred to other loans in accordance with IFRIC 4, revenue having decreased €157 million;
•	the inclusion in Cost of sales of goodwill impairment;
•	an increase of €147.3 million in respect of the recognition of IFRIC 4 loans on a completion basis.

E.3. Reconciliation of finance costs and other financial income (expenses)

Total

(€ million)
Finance costs under French GAAP	(602.1)
+ Finance costs in inventories and capitalized	12.2
- Loan income and income from marketable securities (1)	(72.9)

Finance costs IFRS presentation	(662.8)

+ Calculation of the debt at amortized cost(2)	(45.0)
+ Fair value adjustment of derivative instruments(3)	(16.5)

Back to Contents

+ Interest on TSAR(4)	(8.9)
+ Borrowing annuities (5)	(8.8)
+ Other	9.9

Finance costs under IFRS	(732.1)

Reconciliation of Other financial income (expenses)
Other financial income (expenses) under French GAAP	(32.9)
+ Loan income and income from marketable securities (1)	60.7

Other financial income (expenses) IFRS presentation	27.8

+ Unwinding of discount of provisions	(10.8)
+ Calculation of the debt at amortized cost(2)	44.6
+ Other	(15.5)

Other financial income (expenses) under IFRS	46.1

______________
(1)

Net finance costs under IFRS consist of gross finance costs less cash and cash equivalents. As such, loan income and income from marketable securities is transferred to “Other financial income and expenses”.

(2)

See Note 1.14 on the recognition of financial liabilities. Under French GAAP, the amortization of redemption premiums and loan issue costs is treated as other financial expenses. Under IFRS, these expenses are treated as components of the amortized cost.

(3)	See Note 1.14 on derivative instruments. These adjustments concern the revaluation of interest rate derivatives.
(4)	See Note D.12 on long-term borrowings.

Back to Contents

E.4. Tax reconciliation

2004	French GAAP	IFRS	Difference

Income tax	(225.9)	(225.1)	+0.8
Deferred tax	+43.5	+41.0	(2.5)

Mainly tax on IFRS adjustments.

E.5. Income from discontinued operations

2004

(€ million)
Sub-total US disposals	(162.2)
Sub-total FCC disposal	58.4
Sub-total disposal Connex UK activities	(1.9)

Income from discontinued operations under IFRS	(105.7)

Discontinued operations income under French GAAP	(207.8)

Foreign exchange losses on US disposals	(49.8)
Tax on foreign exchange losses on US disposals	140.4
Foreign exchange gains on FCC disposal	17.5
Other	(6.0)

Income from discontinued operations under IFRS	(105.7)

Due to the incorporation of translation reserves in consolidated reserves as of January 1, 2004 (see note 1.2), foreign exchange gains and losses and the related tax on US and FCC disposals are not recognized under IFRS.

Back to Contents

E.6 Reconciliation of Net income for the year attributable to equity holders of the parent under French GAAP and IFRS

2004

(€ million)
2004 Net income for the year under French GAAP	125.4

Goodwill amortization	181.4
Other impacts on operating income	44.0
Foreign exchange losses on US and FCC disposals	(32.3)
Tax on foreign exchange losses	140.8
Impacts on financial items	(51.1)
Other	(16.7)

2004 Net income for the year under IFRS	391.5

F. Analysis of differences concerning the IFRS cash flow statement

The consolidated cash flow statement was prepared in accordance with the model presented in the French National Accounting Institute (CNC) recommendation n° 2004-12-02 of October 27, 2004, adapted to reflect the specific nature of the Group’s businesses.

Net cash from operating activities: +€482 million, including

•	Exclusion of interest paid transferred to net cash used in financing activities: +€641 million
•	Reclassification of principal payments on IFRIC 4 loans, which represent a component of revenues under French GAAP and a repayment flow under IFRS: -€ 130 million

The difference in working capital changes between French GAAP and IFRS is due to the reclassification of changes in tax receivables and payables in income taxes paid.

Net cash from investing activities: +€934 million

•	Purchases of property, plant and equipment: +€ 351 million
-	exclusion of purchases of property, plant and equipment financed by finance lease: +€133 million (only financial lease payments are treated as cash items);
-	reclassification of purchases of property, plant and equipment in IFRIC 4 contracts: +€177 million
•	Proceeds on disposal of investments: +€369 million
-

As the US assets and FCC sold during the year were recorded in assets of discontinued operations, the opening cash balance did not include any cash in respect of these assets. The sales in 2004 did not therefore involve the transfer of any cash balances.

•	New IFRIC 4 loans : -€47 million
-	Investments in progress and new loans: -€177 million;
-	Principal payments on loans: +€130 million
•	Sales and purchases of marketable securities: +€286 million; investments in monetary and treasury UCITS are considered cash equivalents.

Back to Contents

Net cash used in financing activities: -€765 million

•	Decrease in new borrowings in respect of new finance leases: -€133 million;
•	Inclusion of interest paid: -€ 641 million

Cash and cash equivalents

•	Cash and cash equivalents in the Group cash flow statement as of December 31, 2005 breaks down as follows:

-	Cash at bank and in hand	€948 million
-	Monetary instruments	€3,229 million
-	Other short-term treasury instruments	€483 million

€4,660 million

Note 49

Main companies included in the 2005 consolidated financial statements

In 2005, the Group consolidated or accounted for a total of 2,096 companies, of which the principal companies are:

Company and address	French company registration number (“N° Siret”)	Consolidation method	% holding

Veolia Environnement SA 36-38, avenue Kléber – 75116 Paris	403 210 032 00047	FC	100.00
Sense SAS rue Annette Bloch – 25200 Montbéliard	444 590 921 00052	FC	80.47

WATER
Veolia Water 52, rue d’Anjou – 75008 Paris	421 345 042 00012	FC	100.00
Veolia Eau - Compagnie Générale des Eaux and its subsidiaries 52, rue d’Anjou – 75008 Paris	572 025 526 00029	FC	100.00
Including the following French companies
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou – 75008 Paris	775 667 363 01597	FC	99.99
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray – 75008 Paris	329 207 740 00047	FC	99.99
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray – 75008 Paris	542 054 945 00069	FC	99.60
Compagnie Fermière de Services Publics 3, rue Marcel Sembat – Immeuble CAP 44 – 44100 Nantes	575 750 161 00342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau 12, boulevard René Cassin – 06100 Nice	780 153 292 00112	FC	99.70
Société des Eaux de Melun Zone Industrielle – 198/398, rue Foch – 77000 Vaux Le Pénil	785 751 058 00047	FC	99.22
Société des Eaux de Marseille and its subsidiaries 25, rue Edouard Delanglade – BP 29 – 13254 Marseille	057 806 150 00017	PC	48.83
Société des Eaux du Nord	572 026 417 00244	PC	49.54

Back to Contents

Company and address	French company registration number (“N° Siret”)	Consolidation method	% holding

217, boulevard de la Liberté – 59800 Lille
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz – 78000 Versailles	318 634 649 00053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique and its subsidiaries 28, rue de la Baume – 75008 Paris	562 077 503 00018	FC	98.64
Veolia Water Systems (ex-OTV) l’Aquarène – 1, place Montgolfier – 94417 St Maurice Cedex	542 078 688 01065	FC	100.00
Including the following foreign companies:
Veolia Water UK Plc and its subsidiaries 37-41 Old Queen Street, London SW1H 9JA (U.K.)		FC	100.00
Veolia Water North America and its subsidiaries 14950 Heathrow Forest Parkway – Suite 200 Houston TX77032 Texas (U.S.A.)		FC	100.00
Berliner Wasser Betriebe Neue Jüdenstrasse 1 – D10179 Berlin Mitte (Germany)		PC	24.95
Servitec KFT (Veolia Water Hungary) Lovas UT 131b – 1012 Budapest (Hungry)		FC	100.00
OEWA Wasser und Abwasser Walter Köhn Strasse 1 – 04358 Leipzig (Germany)		FC	100.00
Southern Water Investments Limited Southern House Yeomen Road Worthing West Sussex BN13 3 NX (U.K.)		EA	25.00
Prague Water CGE AW (Veolia Water Prague) 52, rue d’Anjou – 75008 Paris		FC	99.91
VS Braunschweig Beteil GMBH		FC	100.00
Veolia Water Shenzhen n°1019 Shennan Zhong Road – Shenzhen 518031 (China)		PC	25.0

ENERGY SERVICES
Dalkia – Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	403 211 295 00023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	456 500 537 00018	FC	65.94
Cogestar – Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	404 324 097 00025	FC	65.94
Cogestar 2 – Saint André 33, place Ronde Quartier Valmy – 92800 Puteaux	431 951 540 00019	FC	65.94
Crystal S.A. – Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	322 498 270 00014	FC	65.94

Back to Contents

Company and address	French company registration number (“N° Siret”)	Consolidation method	% holding

Citelum 37 rue de Lyon 75012 Paris	389 643 859 00019	FC	65.94
Dalkia Morava AS 28 Rijna 152 – 70974 Ostrava (Czech Republic)		PC	49.05
Dalkia PLCand its subsidiaries Elizabeth House – 56-60 London Road – Staines TW18 4BQ (U.K.)		PC	50.02
Clemessy and its subsidiaries 18, rue de Thann – 68200 Mulhouse	945 752 137 00212	FC	65.68
Siram, SPA and its subsidiaries Via Bisceglie, 95 – 20152 Milano (Italy)		PC	50.02
ZTO (Dalkia Ostrava) Pivovarska, 84/1 PSC – Ostrava (Czech Republic)		PC	46.60
Dalkia Poznan Zep and its subsidiaries UL Gdynska 54 – 60-960 Poznan (Poland)		PC	25.72

WASTE MANAGEMENT
Veolia Propreté Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	572 221 034 00778	FC	100.00
Société d’Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.) 162/16 Energy Park IV – 162/166, boulevard de Verdun 92413 Courbevoie Cedex	775 734 817 00353	FC	99.53
SARP – Industries and its subsidiaries 427, route du Hazay – Zone Portuaire Limay-Porcheville- 78520 Limay	303 772 982 00029	FC	99.82
Onyx Environmental Group Plc Onyx house – 401 Mile end Road E34 PB – London (U.K.)		FC	100.00
Onyx North America Corp. 3225 Aviation Avenue – 4th Floor – 33133 Miami (U.S.A.)		FC	100.00
Onyx Waste Service One Honey Creed Corporate Center – 125 South 84th Street – Suite 200 WI 53214 Milwaukee (U.S.A.)		FC	100.00
Collex Waste Management Pty Ltd 280 Georges Street – Level 12 – P.O. Box H126 Australia Square - NSW 1215 – Sydney (Australia)		FC	100.00
Marius Pedersen – Denmark Ørbaekvej 495863 Ferritslev (Denmark)		FC	65.00

TRANSPORTATION
CONNEX Parc des Fontaines – 163 / 169, avenue Georges Clémenceau	383 607 090 00016	FC	100.00

Back to Contents

Company and address	French company registration number (“N° Siret”)	Consolidation method	% holding

92000 Nanterre
CONNEX TRANSPORT AB Englundavagen 9 – Box 1820 – 17124 Solna (Sweden)		FC	100.00
CONNEX TRANSPORT UK LTD Waterloo Business Center – 117 Waterloo Road London SE1 8UL, UK		FC	100.00
CONNEX VERKEHR GmbH Rödelheimer Bahnweg 31, 60489 Francfort, Germany		FC	100.00
CONNEX GROUP AUSTRALIA PTY LTD Level 3, Flinders St Station, 223 Flinders St Melbourne, Victoria 3000, Australia		FC	100.00
CONNEX NORTH AMERICA (CNA) 2100 Huntingdon Avenue MD 21211 Baltimore (U.S.A.)		FC	100.00
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines – 163 / 169, avenue Georges Clémenceau – 92000 Nanterre	552 022 063 01075	FC	99,77
C.G.F.T.E. (Compagnie Générale Française de Transports et d’ Entreprises) Parc des Fontaines – 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00
Connex GVI Inc 720 rue Trotter – St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)		FC	100.00

PROACTIVA 216 Paso de la Castellana – 28046 Madrid (Spain)		PC	50.00

FC: Full consolidation – PC: Proportionate consolidation – EA: Equity associate

Back to Contents

This is a free translation into English of the statutory auditors’ report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors’ report includes information specifically required by French law in such reports, whether modified or not. This information is presented below with the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

VEOLIA ENVIRONNEMENT - SA

Registered office: 36-38, avenue Kléber

75116 PARIS

Share capital: €2.039.363.030

Statutory auditors’ report on the consolidated financial statements

Year ended 31 December 2005

To the shareholders,

Following our appointment as statutory auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of Veolia Environnement for the year ended 31 December 2005.

The consolidated financial statements have been approved by the Company’s Board of Directors. Our role is to express an opinion on these financial statements based on our audit. These financial statements have been prepared for the first time in accordance with IFRSs as adopted by the EU. They include comparative information restated in accordance with the same standards in respect of financial year 2004.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matter(s):

Back to Contents

-

We reviewed the accounting policies adopted by Veolia Environnement regarding service concession arrangements, for which there is not any specific position under IFRS as adopted by the EU. We also verified the appropriateness of the information presented in the note 1.20 to the consolidated financial statements regarding this matter.

-

The note 2 to the consolidated financial statements sets out judgments and estimates made by the management. In connection with our audit, we considered that those judgments and estimates relate principally to tangible and intangible assets (notes 1-10, 4, 5 and 6), differed tax assets (notes 1-19 and 12), provisions and pension benefits (notes 1-13, 1-15, 19 and 35) and financial instruments (notes 1-14 and 34). Our works included the evaluation of the data and assumptions on which those judgments and estimates were based, the review of the calculation, on a test basis, made by the company, and the review of the appropriateness of the information presented in the notes to the consolidated financial statements.

Based on our assessments, we checked that these estimates are reasonable.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group’s management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, on 30 march 2006

The Statutory Auditors

SALUSTRO REYDEL	BARBIER FRINAULT & AUTRES
Member of KPMG International	ERNST & YOUNG

Bertrand Vialatte	Bernard Cattenoz	Jean Bouquot	Patrick Gounelle

Back to Contents

20.2	Statutory Financial Statements[30]
20.3	Dividend policy
20.3.1	Dividends per share during the last five fiscal years

	2000	2001	2002	2003	2004

	(in euros)
Gross Dividend Per Share	0.825	0.825	0.825	0.825/0.605*	1.02**
Net Dividend Per Share	0.55	0.55	0.55	0.55	0.68
Tax Credit (Avoir fiscal)	0.275	0.275	0.275	0.275/0.055*	0.34**
Amount of Paid Dividends (without tax credit)	189,895,712	187,509,688	217,757,951	217,917,234	265,417,221

*

The amount of the tax credit is 0.275 euro per share for individual shareholders and non-individual shareholders benefiting from the “parent-subsidiary” (mère-fille) regime, and 0.055 euro per share for non-individual shareholders not benefiting from the “parent-subsidiary” regime.

**

The amount of the tax credit is 0.34 euro per share for individual shareholders and non-individual shareholders benefiting from the “parent-subsidiary” (mère-fille) regime (only applicable to the exceptional withdrawal of 25% for 2005 distributions).

A dividend payment of €0.85 per share in respect of the Company’s 407,872,606 outstanding shares carrying dividend rights as of January 1, 2006 will be submitted for approval at the combined general shareholders’ meeting of May 11, 2006. Individual shareholders will have the right to a 50% tax abatement with respect to such dividends, in accordance with the French Finance Law of 2004. Investors should note that the French Finance Law of 2004 has significantly modified the tax regime relating to dividends received on or after January 1, 2005. As a result, shareholders are encouraged to consult their tax adviser.

20.3.2	Dividend policy

The Board of Directors sets the Company’s dividend policy, and in doing so may consider a number of factors, including the Company’s financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. The Company cannot guarantee the amount of dividends that may be paid in respect of any fiscal year. However, the Company’s previously announced medium-term objective is to regularly increase the amount of dividends paid by more than 10% per year (cf. §13.2 supra) 31.

20.3.3	Period during which dividend payments must be claimed

Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

20.4	Litigation

The most significant litigation involving the Company or its subsidiaries is described below. Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving the Company or its subsidiaries that either had during the past twelve months or that may in the future have a material adverse effect on the results of operations or financial condition of the Company or the Group.

______________
[30]	Available in the French version of the reference document.
[31]	This objective is not part of the provisional information set forth in the Statutory Auditors’ Report in paragraph 13.3.

Back to Contents

Veolia Water – Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of anticompetitive cooperation (entente anticoncurrentielle) among the water services companies in question and refused to impose monetary sanctions or issue an injunction against these companies. However, the Council found that the existence of the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. Compagnie Générale des Eaux contested this finding, initially before the Paris Court of Appeals, which upheld the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, invalidated the Paris Court of Appeals’ decision and found that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat. The latter refused to hear the complaint at this stage (decision of November 7, 2005), since it found that the Council’s decision was only a preparatory act for later action by the French Ministry of Economy, Finance and Industry. In light of the nature of the litigation and the lack of any judgment against the Company thus far, Veolia Environnement has not accrued a reserve for its potential outcome.

On February 15, 2006, the company Aquatraitements Energies Services (“AES”) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Water’s subsidiaries (Veolia Water and Seureca Overseas, together, the “Subsidiaries”). AES is seeking €150 million in damages and interest from the Subsidiaries, based on its claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, the Subsidiaries had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the market won by one or both Subsidiaries as a result of AES’ assistance. In December 2004, the Subsidiaries terminated these contracts following their discovery of actions taken by AES managers that they considered fraudulent, and that affected their ability to consent to the contracts at the time of signing. The Subsidiaries believe that AES’ claim has no legal or economic merit, and intend to defend themselves vigorously. Veolia Environnement believes that such litigation will not have a material adverse effect on the financial condition of the Company, and accordingly has not accrued a reserve in respect of the potential outcome.

Sade

In April 2000, Sade, a subsidiary of Veolia Water, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements (entente anticoncurrentielle) among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs), 7 of which involved Sade. These companies, including Sade, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny to 32 contracts (of which 5 involved Sade). The companies filed an answer to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints, and bringing the number of contracts implicating Sade to 9. In response to a report received in August 2005, Sade, which is currently implicated with respect to 10 contracts in the complaint, filed a response in October 2005 that contested the Council’s complaint on the merits and on the basis of irregularities in the complaint procedure that affected its right of defense. On March 21, 2006, the Council retained complaints against Sade in respect of 2 markets, and imposed a fine of €5.4 million relating to this matter. Sade

Back to Contents

has accrued a reserve in its accounts to cover this litigation, and is currently examining its options for appealing the Council’s decision.

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including Sade) in respect of a complaint alleging anticompetitive behavior in respect of public bids for various public works contracts in the Meuse department from 1996 to 1998. Sade was implicated with respect to one such contract, which was awarded to a competitor in 1998. Under this ruling, Sade was fined €5 million, which it has already paid. Sade has filed an appeal with the Paris Court of Appeals.

OTV

At the end of 1993, NOSS, a consortium led by Northwest Water International Limited in which Veolia Water participates through its subsidiary Omnium de Traitement et Valorisation, or OTV, won a contract to build a water treatment facility and a wastewater collection network in the city of Bangkok pursuant to an offer made in a public tender held in 1992. The value of the contract at the time was 150 million pounds sterling and required 38 months of public works. Because of numerous difficulties encountered with Bangkok municipal authorities (including, for example, restrictions on access to key sites and modifications of project specifications) and the failure to agree on compensation during the ensuing discussions, NOSS terminated the contract on March 6, 1998 and commenced an arbitration proceeding for damages. The Bangkok municipal authorities rescinded the contract in June 1999 and drew on the project guarantees, which were partially paid by the issuer banks. In addition, all related outsourcing contracts were terminated by mutual consent, except for a contract with Euro Iseki Limited, or EIOL, which commenced its own arbitration proceeding against NOSS. The dispute between EIOL and NOSS has been settled, at no cost to OTV. Regarding the claim against the city of Bangkok, Veolia Environnement does not expect that a final award will be rendered in this proceeding for several years, as arbitrators are still in the process of being appointed. Although OTV is jointly and severally liable with the other members of the NOSS consortium in respect of any monetary damages that may be awarded to the other parties in these proceedings, it does not believe, given the current stance taken by the city of Bangkok, that this litigation will have a material adverse effect on the Company. Nevertheless, OTV has accrued a reserve for its potential outcome.

In addition, on June 7, 2005, the French General Direction for Consumers, Competition and the Prevention of Fraud, or DGCCRF, and the Brigade for the Prevention of Economic Delinquency, or BRDE, visited OTV France’s regional office in Colombes. Investigators searched for evidence of possible anti-competitive practices in four construction markets between 1998 and 2000. At this time, the investigators interviewed several of OTV’s employees and confiscated various commercial documents. Two managers of the OTV Group were also interviewed and placed under judicial supervision. At this stage of the investigation, Veolia Environnement is unable to evaluate the possible legal and financial consequences, and accordingly has not accrued a reserve for the potential outcome.

Water Applications & Systems Corporation and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Water in the United States32 are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. Regarding the lawsuits against Veolia Water’s former subsidiaries, certain of Veolia Water’s current subsidiaries have retained all liability relating thereto and are sometimes involved in the management of such lawsuits. Further, the purchasers of Veolia Water’s former subsidiaries in some instances benefit

______________
[32]

These include subsidiaries of Aqua Alliance and subsidiaries of Water Applications & Systems Corporation (formerly known as United States Filter Corporation), the holding company of the former USFilter group the majority of the activities of which were sold to different purchasers in 2003 and 2004.

Back to Contents

from guarantees given by Veolia Water or by the Company in respect of the outcome of such lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Water’s present or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Water’s present or former subsidiaries, which allegedly contributed to the claimed injuries. Reserves have been accrued by Veolia Water’s present subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by Veolia Water’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are accrued at the time such liabilities are probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims. A number of such claims have been resolved to date either through settlement or dismissal. To date, none of these claims has been tried to a verdict.

During the five-year period ended December 31, 2005, the Company’s average annual costs relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$3 million net of reimbursements by insurance companies. Although it is possible that future costs might increase, the Company currently has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial condition or results of operation.

Veolia Transportation

On November 27, 1998, the DGCCRF obtained an order from a French court authorizing it to perform an inspection on the premises of Veolia Environnement’s transportation subsidiary Connex (now Veolia Transportation) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. The DGCCRF proceeded to perform these inspections and seizures in 1998. Veolia Transportation was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits. In September 2003, the French Competition Council notified Veolia Transportation of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Veolia Transportation of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped.

On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transportation to pay a fine of approximately €5 million. Veolia Transportation paid this fine and filed an appeal, which the Paris Court of Appeals rejected on February 7, 2006. On March 7, 2006, Veolia Transportation filed an appeal with a higher court.

Veolia Environmental Services

Following a fire that started on July 25, 1997 in a landfill operated by Onyx Méditerranée, a subsidiary of Onyx, in Septèmes-les-Vallons, in the south of France, Onyx Méditerranée was ordered under a May 6, 2003 judgment of the criminal court (tribunal correctionnel) of Aix-en-Provence, and under a December 17, 2003 decision of the Court of Appeal of Aix-en-Provence, to pay a €100,000 fine for the involuntary destruction of property. The sanction was amnestied after payment of the fine. Furthermore, the tribunal ordered an expert review in respect of the claims for indemnification brought by civil parties relating primarily to the deterioration of woods and plantations. The claims of the remaining plaintiffs in respect of this litigation have been evaluated by the court-appointed expert, and amount to approximately €3.6 million. Veolia Environnement believes that such litigation will not

Back to Contents

have a material adverse effect on the financial condition of the Company, and accordingly has not accrued a reserve in respect of the potential outcome.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, following the decision of the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, Veolia Environnement’s joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate. The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation. This mediation proceeding has not yet resulted in a specific proposal. Total damages sought against all defendants currently amount to approximately US$300 million. In light of the state of advancement of these two proceedings, Veolia Environnement has not accrued a reserve for the potential outcome of this litigation.

The aggregate amount of reserves accrued by Veolia Environnement in respect of all litigation (cf. paragraph 20.1, note 19 to the consolidated financial statements), including tax claims, in which Veolia Environnement or its subsidiaries are involved, cover the losses that Veolia Environnement believes are probable as a result of all types of litigation in which it is involved in the course of its business, including a large number of claims and proceedings that, individually, are not material to Veolia Environnement’s business. The largest individual reserve accrued in Veolia Environnement’s financial statements relating to litigation amounts to approximately €12 million.

20.5	Material changes in financial condition or commercial position

There has been no material change in the financial condition or commercial position of the Company since the close of its 2005 fiscal year.

Back to Contents

CHAPTER 21

ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS

21.1	Information concerning share capital
21.1.1	Share capital at December 31, 2005

At December 31, 2005, Veolia Environnement’s share capital stood at €2,039,363,030, divided into 407,872,606 fully paid shares with par value €5 per share.

21.1.2	Trading market for the Company’s shares

The Company’s shares have been listed on the Eurolist of Euronext Paris (Box A) since July 20, 2000 under ISIN code FR 0000124141 – VIE, Reuters code VIE.PA, and Bloomberg code VIE.FP. VE shares are eligible for the Service de Règlement Différé (SDR). The Company’s shares have been listed on The New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001 under the symbol “VE”.

Since August 8, 2001, the Company’s shares have been included in the CAC 40, the main index published by Euronext Paris.

The tables below set forth, for the past 18 months, the reported high and low sales prices and the trading volume (in shares) of the Company’s shares on the Eurolist of Euronext and on The New York Stock Exchange.

Eurolist of Euronext

Year	Price (in euros)

(Month/Quarter)	High	Low	Trading Volume

2006
February	46.19	40.96	28,715,281
January	41.37	37.82	31,675,272
2005
Fourth Quarter	39.14	33.80	98,720,710
December	39.14	36.26	27,207,376
November	36.64	34.26	37,216,352
October	36.28	33.80	34,296,982
Third Quarter	35.40	29.56	102,226,963
September	35.40	32.95	36,768,020
August	33.20	31.23	28,715,094
July	32.49	29.56	36,743,849
Second Quarter	31.82	27.17	110,251,403
June	31.62	29.51	29,145,254
May	31.82	29.21	44,734,280
April	29.50	27.17	36,371,869
First Quarter	28.42	25.21	122,493,492
March	27.80	25.24	42,593,017
February	28.42	25.52	41,108,795
January	27.50	25.21	38,791,680
2004
Fourth Quarter	26.63	23.11	107,660,963
December	26.63	23.70	47,608,878
November	24.97	23.64	29,860,436

Back to Contents

October	24.05	23.11	30,191,649
Third Quarter	23.54	21.02	83,118,617
September	23.54	21.16	38,680,874

Source: Euronext Paris

New York Stock Exchange

Year	Price (in US$)

(Month/Quarter)	High	Low	Trading Volume

2006
February	54.35	48.67	634,900
January	51.04	46.15	405,200
2005
Fourth Quarter	46.43	40.70	982,900
December	46.43	42.57	326,800
November	42.99	40.70	312,900
October	43.62	41.00	343,200
Third Quarter	43.45	35.75	729,500
September	43.45	41.05	264,400
August	41.10	38.21	250,000
July	39.11	35.75	215,100
Second Quarter	39.65	35.24	1,340,600
June	38.75	36.17	403,500
May	39.65	37.73	546,100
April	38.33	35.24	391,000
First Quarter	36.46	33.07	682,700
March	35.75	33.77	347,200
February	36.16	33.71	134,300
January	36.46	33.07	201,200
2004
Fourth Quarter	36.45	28.95	584,100
December	36.45	31.80	325,200
November	32.21	30.70	116,700
October	30.50	28.95	142,200
Third Quarter	29.07	25.65	219,500
September	28.90	25.76	83,400

Source: Bank of New York

21.1.3	Repurchase of shares by the Company [33]

Repurchase program in effect as of the date of filing of this reference document (authorized by the shareholders’ meeting of May 12, 2005)

At the general shareholders’ meeting held on May 12, 2005, the Company’s shareholders approved a share repurchase program that authorized the Company to purchase, sell and transfer its shares at any time and by any means, on the market or over-the-counter, including through block trades, issuance of convertible securities and combinations of financial derivative instruments granting rights to the Company’s shares by means of conversion, exchange, reimbursement, exercise of warrants or other instruments, in an amount of up to 10% of the Company’s share capital. In addition, the Company may not hold more than 10% of the Company’s share capital at any time.

______________
[33]	This section contains all of the information concerning the share repurchase program that must be provided pursuant to Article 241-2 of the general regulations of the AMF.

Back to Contents

This program allows the Company to trade in its own shares for the purpose of (i) implementing stock option plans in accordance with Articles L.225-177 et seq. of the French Commercial Code (Code de commerce), (ii) awarding shares to employees in connection with a company savings plan established in accordance with applicable law (in particular Articles L.443-1 et seq. of the French Labor Code (Code du travail)), (iii) awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code (Code de commerce), (iv) delivering shares upon exercise of debt instruments granting rights to such shares, in accordance with stock exchange regulations, (v) retaining and later distributing shares to finance potential external growth, whether in exchange or as payment, (vi) for purposes of enhancing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to compliance procedures recognized by the AMF, (vii) the completion of purchases, sales or transfers by any means by an investment services provider, in particular off-market transactions, and (viii) canceling all or a portion of repurchased shares.
The maximum repurchase price under the program was fixed by shareholders at €37 34 per share (or the corresponding amount in any other currency). The Company may only make payments for share repurchases up to an aggregate amount of €1 billion under the program. The shareholders granted the Board of Directors or its delegate broad powers to implement the program and set the terms and conditions of any repurchases.

A note d’information relating to this share repurchase program was approved by the AMF on April 15, 2005 (visa no. 05-263).

The shareholders’ authorization for this program expires at the latest on November 12, 2006, which is 18 months after the date of the original shareholders’ meeting asked to approve the program. It is subject to renewal by the shareholders’ meeting of May 11, 2006.

At its meeting of March 9, 2006, the board of directors agreed to the sale by the Company in principle of all or part of its treasury shares.

Summary of transactions conducted by the Company under the share repurchase program

Percentage of share capital held by the Company at February 28, 2006: 3.92%

Number of shares cancelled during the past 24 months: 0

Number of treasury shares held at February 28, 2006: 15,990,242

Accounting value of the treasury shares at February 28, 2006: €452,729,325

Market value of the treasury shares at February 28, 2006 35: €700,532,502

Under the share repurchase program approved by the general shareholders’ meeting of May 12, 2005 and up until February 28, 2006, shares were traded as follows by the Company:

Total Gross Flow		Positions Open at February 28, 2006

Purchases	Sales/ Transfers	Positions open for purchase			Positions open for sale

		Calls purchased	Puts sold	Purchases in the future	Calls sold	Puts purchased	Sales in the future

______________
[34]

The maximum purchase price (or the corresponding amount in any other currency) applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 12, 2005, and not to future transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting that provide for acquisitions of shares after the date of the shareholders’ meeting held on May 12, 2005.

[35]	On the basis of the closing price on February 28, 2006, i.e. 43.81 euros.

Back to Contents

Number of shares	0	193,306	0	0	0	2,700,000*	0	0
Average Maximum Maturity
Average Price per Transaction(in euros)	N/A	35.26
Average Exercise Price (in euros)			N/A	N/A	N/A	25.08	N/A	N/A
Amounts (in euros)	N/A	6,815,970
______________
*

Includes the 1.5 million call options sold by the Company in September 2004, which have maturities that fall between September 3, 2007 and October 19, 2007. Also includes the 1.2 million call options sold by the Company in July 2005, which have maturities that fall between July 21, 2008 and August 5, 2008 (cf. below).

The sales and transfers indicated above were undertaken for the purpose of awarding shares to employees in connection with a company savings plan, which was one of the objectives authorized by the shareholders’ meeting of May 12, 2005. In connection with the implementation of the “secured” portion of such share capital increase reserved for employees, which was conducted on December 6, 2005:

•

the Company sold a total of 1.2 million call options to Calyon, the arranging bank for the share capital increase, on July 18th, 19th and 20th, 2005. These options may be exercised between July 21, 2008 and August 5, 2008. Each option carries the right to acquire one VE share, at a price of 29.72 to 29.89 euros per share; and

•

at the end of the subscription period for the share capital increase reserved for employees, the Company sold 193,306 shares to Calyon at a price of 35.26 euros per share, in order to cover subscriptions. This sale occurred on December 6, 2005.

Allocation of treasury shares

At February 28, 2006, Veolia Environnement held a total of 15,990,242 of its own shares, which represented 3.92% of its share capital. None of Veolia Environnement’s subsidiaries held any shares, directly or indirectly, as of such date. Of this total, 8,128,440 shares acquired from Vivendi Universal in connection with the shareholder restructuring conducted in December 2004 were reserved for stock option or other share programs on behalf of employees.

At its meeting of May 12, 2005, the board of directors allocated the remaining treasury shares, or 8,055,108 shares, as follows:

•	2,017,708 shares were reserved to cover stock option programs or other share distribution programs on behalf of employees; and
•	6,037,400 shares were reserved to finance external growth.

At February 28, 2006, the Company’s treasury shares were therefore allocated as follows:

•	9,952,842 shares were reserved to cover stock option programs or other share distribution programs on behalf of employees; and

Back to Contents

•	6,037,400 shares were reserved to finance external growth.

New resolution to be proposed to the shareholders’ meeting of May 11, 2006

The authorization for the share repurchase program described above will expire at the latest on November 12, 2006, subject to the adoption by the shareholders’ meeting of May 11, 2006 of the 16th resolution described below. This resolution contemplates the implementation of a new share repurchase program.

The new resolution is designed to allow the Company to trade in its own shares for the purpose of (i) implementing stock option plans in accordance with Articles L.225-177 et seq. of the French Commercial Code (Code de commerce), (ii) awarding shares to employees in order to allow them to participate in the Company’s expansion in connection with a company savings plan established under applicable law (in particular Articles L. 443-1 et seq. of the Labor Code), (iii) awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code (Code de commerce), (iv) delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner, (v) delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales or contributions, (vi) for purposes of enhancing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to the rules set forth by the AMF, (vii) the completion of purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions, and (viii) canceling all or a portion of repurchased shares (subject to the adoption by the extraordinary general shareholders’ meeting of May 11, 2006 of the 28th resolution). This program would also allow the Company to proceed with any other objective currently authorized under existing laws and regulations, or which may in the future be authorized by said laws and regulations. In such a case, the Company would inform shareholders by way of press release.

Share repurchases would be subject to the following conditions: (i) the number of shares that the Company is allowed to purchase over the course of the share repurchase program may not, at any time, exceed 10% of share capital, or approximately 40,787,260 shares as of December 31, 2005 (which figure may be adjusted following changes in share capital that occur after the date of the shareholders’ meeting), and (ii) the number of shares that the Company may hold at any given moment may not exceed 10% of share capital.

Shares may be sold, bought or transferred at any time and by any method, on the market or over-the-counter, including by block trades of securities (without limit to the proportion of the share repurchase program that may be carried out by this method), by public offers to purchase, sell or exchange shares, or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or through delivery of shares following the issuance of securities entitled through conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company. Transactions may be effected directly, or indirectly through an investment services provider.

The maximum purchase price of the shares under this resolution would be 60 euros per share (or the equivalent of such amount in any other currency), which would apply only to acquisitions decided on from the date of the shareholders’ meeting on May 11, 2006 and not to transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting.

The total amount allocated to the share repurchase program authorized above may not exceed 1.5 billion euros.

This authorization would replace any prior authorization granted to the Board of Directors to trade in the Company’s shares, effective from May 11, 2006 and for the value of any unused portion of any prior

Back to Contents

authorization. It would be granted for a period of eighteen months.

The shareholders would grant the board of directors, in case of modification of the par value of the share, an increase in capital through incorporation of reserves, the granting of free shares, division or grouping of securities, distribution of reserves or any other assets, amortization of capital or any other transaction affecting equity, the authority to adjust the aforementioned maximum purchase price to take into account the effect the foregoing transactions may have had on share value.

The shareholders would also grant all powers to the board of directors, including the ability to sub-delegate its powers pursuant to applicable law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide upon the conditions for effecting the share repurchase program and, in particular, to make any stock exchange order, to enter into any agreement, with a view to maintaining share purchase and sale registers, to make all declarations to the Autorité des marchés financiers and any other authority that may take its place, to perform all formalities and, generally, to take all necessary actions.

21.1.4	Share capital authorized but not issued

Status of shareholder authorizations adopted by the combined general shareholders’ meeting of May 12, 200536

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)

Share Repurchase Program	18 months November 2006	1,000 or 10% of share capital	None
Issuances with preferential subscription rights Share capital increase through use of various securities	26 months July 12, 2007	1,000 (such amount subject to the total global cap on share capital increases of 2,100)	None
Issuances without preferential subscription rights Share capital increase through use of various securities	26 months July 12, 2007	400 (such amount subject to the tota global cap on share capital increases of 2,100)	None
Share capital increase through incorporation of premiums, reserves, profits or other items	26 months July 12, 2007	370 (such amount subject to the total global cap on share capital increases of 2,100)	None
Increase in number of shares issued pursuant to share capital increase	26 months July 12, 2007	+15% of any share capital increase with or without preferential subscription rights	None
______________
[36]	Only authorizations that are still in force as of the date of filing of this reference document are listed below.

Back to Contents

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)	Total use of authorization (in millions of euros)

Issuances reserved for employees Members of savings plans	26 months July 12, 2007	15 (such amount subject to the total global cap on share capital increases of 2,100)	6.4
Issuances reserved for employees Stock options	26 months July 12, 2007	1% of share capital (such amount subject to the total global cap on share capital increases of 2,100)	20.3*
Issuances reserved for employees Free award of new or existing shares	14 months July 12, 2006	0.5% of share capital (such amount subject to the total global cap on share capital increases of 2,100)	None

______________
*	Decision by the Board of Directors to award stock options on March 28, 2006.

Authorizations Proposed for Adoption at the Combined General Shareholders’ Meeting of May 11, 2006

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)

Share Repurchase Program	18 months	1,000 or 10% of share capital
Issuances with preferential subscription rights Share capital increase through use of various securities	26 months	1,000
Issuances without preferential subscription rights Share capital increase through use of various securities	26 months	400
Share capital increase through incorporation of premiums, reserves, profits or other items	26 months	370
Increase in number of shares issued pursuant to share capital increase	26 months	+15% of any share capital increase with or without preferential subscription rights
Issuance of shares as compensation for contributions in kind	26 months	+10% of share capital (or 204)
Issuances reserved for employees Members of savings plans	26 months	15

Back to Contents

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase (in millions of euros)

Issuances reserved for employees Stock options	26 months	1% of share capital (or 20)
Issuances reserved for employees Free award of new or existing shares(1)	26 months	0.5% of share capital (or 10)
______________
(1)	The total amount of share capital increases that may be effected pursuant to the authorizations proposed at the combined general shareholders’ meeting of May 11, 2006 may not exceed €2.22 billion.
21.1.5	Other securities convertible into shares

In March 2001, Vivendi Universal issued €1.8 billion principal amount of bonds that matured on March 8, 2006, which were exchangeable for existing shares of the Company held by Vivendi Universal. Each of the 32,352,941 bonds was initially exchangeable for 1 VE share (later increased to 1.0221 VE shares after adjustments). Between January 27, 2003 and February 17, 2003, 31,858,608, or 98.47%, of the outstanding bonds were redeemed early. Accordingly, as of December 31, 2005, 494,308 bonds remained outstanding, exchangeable for a total of 505,232 of the Company’s existing shares and representing approximately 0.12% of its share capital. On their maturity date of March 8, 2006, the remaining bonds were redeemed exclusively in cash.

In December 2001, the Company distributed one free stock warrant for each of its 346,174,955 shares to persons who held the Company’s shares on December 14, 2001 (COB visa n° 01-1412 dated December 10, 2001). Subject to adjustments, including those resulting from the Company’s capital increase with preferential subscription rights conducted on August 2, 2002, each 7 warrants entitled the holder to subscribe for 1.009 shares of the Company, nominal value 5 euros per share37, at a subscription price of €55 per share. The warrants lapsed on March 8, 2006.

As of December 31, 2005, 99,547 warrants had been exercised, which has resulted in the issuance of 14,221 new shares and a corresponding increase in share capital of €71,105. During 2006, an additional 280,028 warrants were exercised, which has resulted in the issuance of 41,292 new shares and a corresponding increase in share capital to be recorded in 2006.

21.1.6	Evolution in share capital as of December 31, 2005

The table below shows the evolution in Veolia Environnement’s share capital since the beginning of the 2003 fiscal year.

Date of Shareholders’ Meeting	Transaction	Number of Shares Issued	Nominal Value Per Share Issued (in euros)	Nominal Value of Share Capital Increase (in euros)	Issue Premium (in euros)	Total Share Capital (in euros)	Total Number of Shares

6/21/00 (meeting of the management board of 3/24/03)	Exercise of stock warrants	13	13.5	175.5	539.5	5,468,451,196.5	405,070,459
______________
[37]

The reduction in the nominal value of VE’s shares to 5 euros per share decided on April 30, 2003 did not have any impact on the number of shares that may be subscribed for through exercise of the warrants.

Back to Contents

Date of Shareholders’ Meeting	Transaction	Number of Shares Issued	Nominal Value Per Share Issued (in euros)	Nominal Value of Share Capital Increase (in euros)	Issue Premium (in euros)	Total Share Capital (in euros)	Total Number of Shares

4/30/03	Share capital decrease (through decrease in nominal value per share)	n/a	5	n/a	3,443,098,901.5	2,025,352,295	405,070,459
6/21/00 (declared by the chairman and chief executive officer on 6/30/03)	Exercise of stock warrants	9	5	45	448.06	2,025,352,340	405,070,468
6/21/00 (declared by the chairman and chief executive officer on 2/17/04)	Exercise of stock warrants	47	5	235	2,341.99	2,025,352,575	405,070,515
5/12/2004 (declared by the chairman and chief executive officer on 12/6/04)	Share capital increase reserved for employees (Group Savings Plan)	1,351,468	5	6,757,340	18,528,626.28	2,032,109,915	406,421,983
6/21/00 (declared by the board of directors on 9/15/05)	Exercise of stock warrants	94,772	5	473,860	1,875,890.52	2,032,583,775	406,516,755
5/12/2005 (declared by the chairman and chief executive officer on 12/6/05)	Share capital increase reserved for employees (Group Savings Plan)	1,281,928	5	6,409,640	29,625,356.08	2,038,993,415	407,798,683
Various shareholder meetings (declared by the board of directors on 3/9/06)	Exercise of stock warrants and stock options	73,923	5	369,615	1,456,335	2,039,363,030	407,872,606
______________

n/a = not applicable

21.1.7	Non-equity securities

In June 2001, a Euro Medium Term Note (EMTN) program was established for up to an aggregate amount of €4 billion; on June 26, 2002, this limit was raised to €8 billion.

The main issuances under the EMTN program that were still outstanding as of the date of filing of this reference document were the following:

Date of the Issuance	Principal Amount of the Issuance	Interest Rate	Maturity

June 27, 2001	€2 billion(1)	5.875%	June 27, 2008
February 1, 2002	€1 billion	5.875%	February 1, 2012
May 28, 2003	€1 billion	4.875%	May 28, 2013

Back to Contents

May 28, 2003	€750 million	5.875%	May 28, 2018
November 25, 2003	€700 million	6.125%	November 25, 2033
June 17, 2005	€600 million	1.75% + inflation rate in the Eurozone (excluding tobacco)	June 17, 2015
November 30, 2005	€500 million	3-month Euribor + 0.07%	May 30, 2007
December 12, 2005	€900 million	4%	February 12, 2016
December 12, 2005	€600 million	4.375%	December 12, 2020
______________
(1)	€700 million remained outstanding under this issuance at December 31, 2005.

Regarding the June 2001 issuance (€2 billion maturing on June 27, 2008) noted above, the Company has made several partial redemptions, including:

•	one during the first half of 2004, in the amount of €150 million, and
•	a second on December 12, 2005, in the amount of €1.15 billion.

As a result, €700 million remain outstanding under this issuance.

During 2005, the Company made the following issuances under its EMTN program:

•

an inflation-indexed issuance in a principal amount of €600 million, bearing interest at a fixed rate of 1.75% plus the inflation rate within the Eurozone (excluding tobacco) and maturing on June 17, 2015;

•	an issuance in a principal amount of €500 million, bearing interest at a variable rate of 3-month Euribor plus 0.07% and maturing on May 30, 2007;
•	an issuance in a principal amount of €900 million, bearing interest at a fixed rate of 4% and maturing on February 12, 2016;
•	an issuance in a principal amount of €600 million, bearing interest at a fixed rate of 4.375% and maturing on December 12, 2020;
•	an issuance in a principal amount of US$50 million, bearing interest at a fixed rate of 4.685% and maturing on June 30, 2015.

At December 31, 2005, EMTN debt amounted to 6,878.9 million euros, of which 6,858.9 million euros were set to mature in more than one year.

Further, in 2003 the Company issued bonds totaling 404 million euros in a private placement in the United States in five separate tranches as follows:

•

Tranche A, B and C, maturing on January 30, 2013, in principal amounts of €33 million at a fixed rate of 5.84%, 7 million British pounds at a fixed rate of 6.22%, and US$147 million at a fixed rate of 5.78%, respectively;

•	Tranche D, in a principal amount of US$125 million maturing on January 30, 2015, at a fixed rate of 6.02%; and
•	Tranche E, in a principal amount of US$85 million maturing on January 30, 2018, at a fixed rate of 6.31%.

Back to Contents

At December 31, 2005, the value of this debt amounted to €345.8 million, all of which was set to mature in more than one year (see paragraph 20.1, Note 16 to the consolidated financial statements).

At December 31, 2005, the value of commercial paper (billets de trésorerie) issued by the Company amounted to €1,033 million.

21.2	By-law provisions

Please refer as well to the information set forth in Chapter 5, paragraph 5.1.2 (General information concerning the Company).

21.2.1	Corporate purpose

The Company’s corporate purpose, directly or indirectly, in France and in all other countries, is:

•

the conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and waste management;

•	the acquisition and exercise of all patents, licenses, trademarks and designs relating directly or indirectly to the Company’s operations;
•

the acquisition of interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

•

generally, the entering into of all commercial, industrial, financial, real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, the ability to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which the Company holds an interest in connection with its activities, as well as the ability for the Company to finance or refinance any of its activities.

21.2.2	Fiscal year

The Company’s fiscal year begins on January 1 and closes on December 31 of each calendar year.

21.2.3	Allocation and distribution of profits

Each share is entitled to an amount of profit in proportion to the percentage of share capital that such share represents.

Distributable profit consists of the net profit for the year, less previous losses and the various deductions provided for by law, plus retained earnings from prior years.

The general shareholders’ meeting may decide to distribute sums withdrawn from reserves at its disposal, by expressly indicating the reserve categories from which withdrawals have been made.

After approving the annual financial statements and declaring the existence of sums available for distribution (including distributable profits and the sums withdrawn from reserves as referred to above, if any), the general shareholders’ meeting must resolve to distribute such sums, wholly or in part, to the shareholders as dividends, to allocate them to reserves, or to carry them forward as retained earnings.

The general shareholders’ meeting has the power to grant to the shareholders an option to receive all or part of the dividends, or advances on dividends, in the form of cash or scrip, in accordance with

Back to Contents

applicable law. Furthermore, the general shareholders’ meeting may decide, for all or part of a dividend, advance on dividends, distribution of reserves or premium, or with respect to any capital decrease, that such distribution or capital decrease will be made in kind by delivery of assets of the Company.

The board of directors has the power to distribute advances on dividends prior to the approval of the annual financial statements, in accordance with applicable law.

21.2.4	Modifications of share capital and voting rights attached to shares

Any modification of share capital or of the voting rights attached to shares is subject to general law and regulations; the by-laws do not specify any other required measures.

21.2.5	General shareholders’ meetings
21.2.5.1	Convening shareholders’ meetings

General shareholders’ meetings are convened and deliberations occur under conditions fixed by law. Meetings are held at the Company’s registered office or at another location designated in the notice announcing the shareholders’ meeting.

Shareholder decisions are made as part of ordinary, extraordinary, special or combined shareholder meetings, depending on the nature of the decisions that shareholders are called upon to make.

21.2.5.2	Participation in meetings

Shareholders may attend general shareholders’ meetings and participate in deliberations, either in person or by proxy.

The right of shareholders to participate in ordinary or extraordinary general shareholders’ meetings is subject to:

•	for holders of shares held in registered form, the entry of the shareholder or the intermediary registered on its behalf in the Company’s books, in accordance with applicable law;
•

for holders of shares in bearer form, the receipt of an account certificate from the accredited intermediary with whom the holder has deposited his or her shares indicating that the bearer shares the holder owns will be unavailable until the date of the meeting.

These formalities must be completed no later than 3:00 p.m. (Paris time) on the day prior to the date set for the shareholders’ meeting.

Shareholders who are unable to attend the shareholders’ meeting in person may choose among one of the following three voting methods:

•	providing a written proxy to his or her spouse or to another shareholder;
•	voting by mail; or
•	sending a blank proxy to the Company, under the conditions fixed by applicable law.

The methods for voting by proxy and by mail are established and made available to shareholders based on then applicable law. Shareholders may, under conditions fixed by law, submit their proxies and votes by mail either in paper form, or, subject to a decision by the board of directors published in the notice of shareholder’s meeting, in electronic form in accordance with the procedures set forth in said notice.

Back to Contents

In instances where the board of directors has given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum or a majority exists.

Minutes of the meetings are prepared, and copies thereof are certified and delivered in accordance with applicable law.

21.2.5.3	Quorum

Law no. 2005-842 of July 26, 2005 lowered the quorum required for a shareholders’ meeting of a société anonyme to validly deliberate.

The quorum required for extraordinary shareholders’ meetings was lowered from 1/3 to 1/4 of shares carrying voting rights (for meetings occurring after the first notice of meeting is given), and from 1/4 to 1/5 of shares for meetings occurring after the second notice of meeting is given (article L.225-96 paragraph 2 of the French Commercial Code). The quorum required for ordinary shareholders’ meetings was lowered from 1/4 to 1/5 of shares carrying voting rights (for meetings occurring after the first notice of meeting is given), while no quorum is required for ordinary meetings occurring after the second notice of meeting is given (article L.225-98 paragraph 2 of the French Commercial Code)

21.2.5.4	Voting rights

Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

Voting rights attached to shares subject to usufruct are exercised by the usufructuary (usufruitier) in ordinary general shareholders’ meetings and by the owner without usufruct (nu-propriétaire) in extraordinary general shareholders’ meetings.

21.2.6	Identification of shareholders

When shares are fully paid up, they may be in registered or bearer form, at the discretion of the shareholder, subject to applicable laws and regulations and the articles of association (statuts) of the Company. Until the shares are fully paid up, they must be in registered form.

Shares of the Company are entered in their owner’s name or in the name of an approved intermediary in the Company’s books, in accordance with applicable laws and regulations. When the domicile of the owner of the shares is not in French territory (within the meaning of Article 102 of the French Civil Code), any intermediary may be registered on behalf of such owner, in accordance with the provisions of Article L.228-1 of the French Commercial Code (Code de commerce).

Further, the Company’s articles of association (statuts) provide that the Company may seek to identify shareholders or other owners of Company securities that have the right, either immediately or in the future, to vote in meetings of shareholders, in accordance with the procedures set forth in Articles L.228-2 et seq. of the French Commercial Code (Code de commerce). Pursuant to these procedures, the Company conducted an analysis of its shareholder structure as at December 31, 2005.

In the event that holders of securities or their intermediaries fail to provide information requested of them in accordance with Articles L.228-2 et seq. of the French Commercial Code (Code de commerce), the shares or other securities that are the subject of these requests may be deprived of voting rights and in certain circumstances of dividends until the obligations have been complied with.

Back to Contents

21.2.7	Crossing various thresholds of share ownership

The French Commercial Code (Code de commerce) provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds, 90% and 95% of the outstanding shares or voting rights of the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company and the Autorité des marchés financiers (“AMF”) within 5 trading days of the date it crosses such thresholds of the number of shares and voting rights it holds. The AMF will make this information public.

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

In addition, the Company’s articles of association (statuts) as modified by the shareholders’ meeting of May 12, 2005 currently provide that any individual or entity, acting alone or in concert with others, must notify the Company by registered letter with acknowledgment of receipt within 15 days of acquiring or disposing of, directly or indirectly, 1% or any multiple of 1% of the Company’s shares or voting rights. The notice must contain the name of the individual or entity, the name of the person(s) with whom it is acting in concert, as well as the total number of shares, voting rights and securities convertible into shares that such individual or entity holds, directly or indirectly, on its own or in concert with others.

If any person fails to comply with this notification requirement, and provided that one or more shareholders holding at least 1% of the Company’s share capital or voting rights so request (to be reflected in the minutes of the general shareholders’ meeting), the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

Back to Contents

CHAPTER 22

SIGNIFICANT CONTRACTS

Developments in the Partnership Between EDF and Veolia Environnement

Under the terms of the agreement signed in December 2000, EDF held a call option enabling it to increase its investment in Dalkia to 50%, provided that a number of conditions were met.

The conditions of this option were clarified in an amendment to the agreement signed by EDF and Veolia Environnement on April 19, 2005. This amendment stated in particular that EDF had until July 31, 2005 to exercise this option and that the option would only be considered definitively exercised at the date of conclusion by the parties of a formal agreement covering notably the reorganization of their relationship under the industrial and commercial agreement and their rights and obligations under the shareholders’ agreement, including governance rules. This formal agreement had to be concluded by September 30, 2005 at the latest.

In this context, EDF exercised its call option on July 28, 2005 as a precautionary measure. However, in the absence of a formal agreement covering amendments to the industrial and commercial agreement and the shareholders’ agreement, the option became null and void as of October 1, 2005. Assuming that no other EDF competitor takes control of Veolia Environnement, EDF no longer holds any call options in respect of Dalkia and its subsidiaries.

The original partnership agreement remains unchanged, and EDF and Veolia Environnement have confirmed their intention (press release dated October 3, 2005) to work together to take advantage of any new opportunities in the European energy market.

Back to Contents

CHAPTER 23

THIRD PARTY INFORMATION, EXPERT STATEMENTS AND DECLARATION OF

INTERESTS

Not applicable.

Back to Contents

CHAPTER 24

DOCUMENTS AVAILABLE TO THE PUBLIC

The Company’s press releases, annual reports (including historical financial information relating to the Company) and updates thereto filed with the AMF, as well as the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission, are available on the Company’s website: www.veoliaenvironnement.com. Copies of these documents may also be obtained at the Company’s registered office at 36/38, avenue Kléber, 75116 Paris.

The Company is required pursuant to directive 2003/71/EC to publish an annual report that contains all of the information made public by the Company during the past twelve months in France, other EU member states and in the United States. A copy of this annual report is available on the Company’s website at the address indicated above, as well as on the AMF’s website: www.amf-france.org.

The Company’s articles of association (statuts) as well as the minutes of general shareholders’ meetings, the statutory auditors’ reports and all other corporate documents may be viewed at the Company’s registered office at 36/38, avenue Kléber, 75116 Paris.

Back to Contents

CHAPTER 25

INFORMATION REGARDING COMPANY INTERESTS

Information concerning companies in which Veolia Environnement holds a portion of the share capital and which may have a material impact on its assets, financial condition or results of operations is set forth in paragraph 6.1.4 above and in paragraph 20.1, note 49 to the consolidated financial statements.